As filed with the Securities and Exchange Commission on January 4, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

IPC SYSTEMS HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Delaware	3661	20-5340040
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

Harborside Financial Center
1500 Plaza Ten, 15th Floor
Jersey City, New Jersey 07311
(201) 253-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John McSherry
Senior Vice President, General Counsel and
Chief Administrative Officer
IPC Systems Holdings Corp.
Harborside Financial Center
1500 Plaza Ten, 15th Floor
Jersey City, New Jersey 07311
(201) 253-2030
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Vincent Pagano, Esq. Joshua Ford Bonnie, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Tel: (212) 455-2000 Fax: (212) 455-2502	Alan Dean, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000 Fax: (212) 450-3800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to Be Registered	Price(1)(2)	Registration Fee
Common Stock, par value $0.01 per share	$400,000,000	$15,720

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated          , 2008.

           Shares

IPC Systems Holdings Corp.

Common Stock

This is an initial public offering of shares of common stock of IPC Systems Holdings Corp. We are offering all of the shares of common stock to be sold in this offering.

Prior to this offering, there has been no public market for the common stock. We estimate the initial public offering price per share to be between $      and $      per share. We intend to apply to list our common stock on the NASDAQ Stock Market under the symbol “IPCA”.

We intend to use the net proceeds from this offering to repay indebtedness and for general corporate purposes.

See “Risk Factors” on page 10 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IPC Systems Holdings Corp.	$	$

To the extent that the underwriters sell more than          shares of common stock, the underwriters have the option to purchase up to an additional           shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2008.

Prospectus dated          , 2008.

Page

Basis of Presentation	ii
Market and Industry Data	ii
Prospectus Summary	1
Summary Historical and Pro Forma Financial Data	6
Risk Factors	10
Forward-Looking Statements	30
Use of Proceeds	31
Dividend Policy	32
Capitalization	33
Dilution	34
Unaudited Condensed Consolidated Pro Forma Financial Information	35
Selected Historical Financial Data	39
Management’s Discussion and Analysis of Financial Condition and Results of Operations	43
Business	64
Management	81
Executive Compensation	85
Principal Stockholders	109
Certain Related Party Transactions	110
Description of Indebtedness	112
Description of Capital Stock	115
Shares Eligible For Future Sale	120
United States Tax Consequences to Non-United States Holders	122
Underwriting	125
Validity of Common Stock	130
Experts	130
Where You Can Find More Information	130
Index to Consolidated Financial Statements	F-1
EX-4.2: FIRST LIEN CREDIT AGREEMENT
EX-4.3: SECOND LIEN CREDIT AGREEMENT
EX-4.4: INTERCREDITOR AGREEMENT
EX-10.1: TRADER ACQUISITION CORP MANAGEMENT STOCKHOLDERS AGREEMENT
EX-10.2: TRADER ACQUISITION CORP STOCKHOLDERS AGREEMENT
EX-10.3: MANAGEMENT AGREEMENT
EX-10.4: AGREEMENT AND PLAN OF MERGER
EX-10.5: PURCHASE AGREEMENT
EX-10.6: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.7: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.8: EMPLOYMENT AGREEMENT
EX-10.9: EMPLOYMENT AGREEMENT
EX-10.10: EMPLOYMENT AGREEMENT
EX-10.11: EMPLOYMENT AGREEMENT
EX-10.12: AMENDED AND RESTATED 2002 STOCK OPTION PLAN
EX-10.13: FORM OF NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.14: FORM OF NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.15: FORM OF 2006 TRADER ACQUISITION CORP PERFORMANCE-VESTING NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.16: FORM OF 2006 TRADER ACQUISITION CORP TIME-VESTING NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.17: FORM OF 2006 TRADER ACQUISITION CORP PERFORMANCE-VESTING NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.18: FORM OF 2006 TRADER ACQUISITION CORP TIME-VESTING NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.19: FORM OF 2006 TRADER ACQUISITION CORP PERFORMANCE-VESTING NON-QUALIFIED STOCK OPTION AGREEMENT
EX-10.20: FORM OF 2006 TRADER ACQUISITION CORP TIME-VESTING NON-QUALIFIED STOCK OPTION AGREEMENT
EX-14.1: CODE OF ETHICS
EX-21.1: SUBSIDIARIES
EX-23.2: CONSENT OF ERNST & YOUNG LLP
EX-23.3: CONSENT OF BDO SEIDMAN, LLP
EX-23.4: CONSENT OF MOORE STEVENS WARTH FRAZER AND TORBET, LLP

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

BASIS OF PRESENTATION

IPC Systems Holdings Corp. was incorporated in Delaware on July 28, 2006 in connection with the September 29, 2006 acquisition of IPC Acquisition Corp. by private equity funds affiliated with Silver Lake Partners, which we refer to herein as “SLP” or our “Sponsor”. As used herein, we refer to our acquisition by SLP as the “IPC Acquisition.” As used herein, unless the context indicates otherwise, the “Company,” “we,” “us” or “our” refers to IPC Systems Holdings Corp. and its subsidiaries following the IPC Acquisition and to IPC Acquisition Corp. prior to the IPC Acquisition. Our financial statements for the period from September 29, 2006 to September 30, 2006 which we refer to as the “successor” period herein, are comprised of the funding and closing of the IPC Acquisition on September 29, 2006. The results of operations and cash flows for the period from October 1, 2005 through September 29, 2006, which we refer to herein as the “predecessor” period, primarily are comprised of the predecessor company IPC Acquisition Corp. Unless otherwise indicated, all references in this prospectus to years are to our fiscal years ended September 30 of the year indicated.

As used herein, unless the context indicates otherwise, we refer to Positron Public Safety Systems Inc. and its subsidiaries, which we acquired on March 1, 2007, as “Positron” and to WestCom Holding Corp. and its subsidiaries, which we acquired on May 31, 2007, as “WestCom.”

MARKET AND INDUSTRY DATA

Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties and industry and general publications and our own research. We have not independently verified market and industry data from third-party sources. While we believe our own market research to be reliable and our market definitions to be appropriate, neither our market research nor our definitions have been verified by any independent sources.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our financial statements and related notes.

The Company

We are a leading global provider of integrated, mission-critical communications solutions and have been serving our customers since 1973. Unlike general enterprise telephony and data communications, mission-critical communications require enhanced functionality, interoperability, reliability and 24/7 service. Our solutions connect communities of specialists, such as financial services trading professionals, 911 public safety operators and first responders, and are designed to enable decision makers to quickly and efficiently gather information, collaborate with team members and rapidly broadcast responses to the appropriate parties. We have a long history of serving our customers who manage significant financial assets, save lives or protect and support important infrastructure. Our revenue increased from $212.0 million for 2003 to $600.7 million for 2007 (on a pro forma basis giving effect to our acquisitions of WestCom and Positron).

We manage our business through two divisions: our Financial Services division, which is comprised of our Trading Systems and Network Services operating segments, and our Command Systems division:

•	Financial Services. Within our Financial Services division, our Trading Systems and Network Services solutions differentiate us as one of the few integrated providers of trading systems, maintenance and communications services. As part of our Trading Systems segment, we design, assemble, install and service specialized telephony systems, also known as turret systems. Additionally, we develop mission-critical communications software applications for our systems. We complement our Trading Systems segment with our Network Services business, which serves the critical, fail-safe connection and rapid line provisioning needs of our customers globally. Our network of over 60,000 connections links the financial trading community across more than 2,700 sites around the world.

•	Command Systems. Our Command Systems segment provides specialized, mission-critical communications products and services to our customers in the public safety, energy and power, government security and transportation sectors. Command Systems solutions integrate our voice consoles with our software solutions and data applications to expedite emergency responses. Our solutions enable Enhanced 911, or E-911, call handling for public safety, computer-aided dispatching, automated vehicle location, records management and conferencing capabilities to better coordinate the response to an emergency event.

The financial services industry accounts for the substantial majority of our current business. The customer base of our Financial Services division is comprised primarily of financial services firms, including investment banks, institutional investors, inter-dealer brokers, exchanges, hedge funds and private equity firms. Fifteen of the top 25 financial services enterprises by market capitalization as of December 2007 are our customers, and the average length of our relationship with these customers is 14 years. We also offer our solutions to customers in other industries with similar mission-critical communications needs, such as operators in the public safety, energy and power, government security and transportation sectors through our Command Systems division which represents a growing opportunity for us.

We believe that we are well-positioned to build on our leadership in the financial services industry and further expand our reach into the command systems sector. Growth in the financial services industry is being driven by a number of trends, including the proliferation of new financial instruments, the expansion of trading floors, the emergence of new international financial centers, an increase in activity by buy-side customers, the development of new technologies such as Voice Over Internet Protocol, or VoIP, and market requirements for new functionality, such as business continuity solutions. Principal growth trends in the command systems marketplace include increased spending on homeland security and a greater need for technology interoperability.

We are headquartered in Jersey City, New Jersey, and as of September 30, 2007, we had over 1,400 employees in 36 offices worldwide, including Beijing, Boston, Chicago, Frankfurt, Hong Kong, Jakarta, Kuala Lumpur, London, Melbourne, Milan, Montreal, New York, Paris, San Francisco, Shanghai, Singapore, Sydney, Tokyo and Toronto.

Industry Background

The global market for mission-critical communications is comprised of institutions that require integrated solutions to efficiently and reliably perform vital operations involving significant financial assets, lives or important infrastructure. These institutions operate in environments that differ significantly from general enterprise telephony and data environments and require enhanced functionality, interoperability and reliability. These solutions must be able to withstand usage surges, prove impervious to outages and be supported by 24/7 service. Spending for these solutions tends to be non-discretionary, allocated well in advance of purchases and prioritized within our customers’ budget allocation processes.

We believe that customers of mission-critical communications look to proven industry leaders to provide integrated technologies and solutions to fulfill their needs to reduce implementation risk and to avoid operational disruption. The requirement for compatibility with existing installed equipment often results in a collaborative working arrangement between communications solutions providers and customers. We believe that this collaboration, combined with extended purchase contracts and on-going service interactions creates a loyal customer base. As a result, many customers use the same communications solutions provider over several technology life cycles.

Our Competitive Strengths

We believe the following competitive strengths position us well to maintain and extend our leadership:

•	Market leading position. We are a leader in all of the market segments in which we operate. Within Trading Systems, we believe we have a greater than 50% share of global installed trading positions. Our Network Services division operates the largest voice grade private line network in the financial trading community connecting more than 2,700 sites in over 45 countries. We are able to activate new connections between trading counterparties in a fraction of the time usually required by our competitors and offer greater routing diversity to maximize resiliency. We also have been growing our position in the command systems industry and are the second-largest provider in the North American E-911 market as measured by installations in public safety answering points, or PSAPs.

•	Differentiated Solutions. Mission-critical communications differ significantly from general enterprise telephony and data communications and require enhanced functionality, interoperability, reliability and 24/7 service. Within Financial Services, our combined Trading Systems and Network Services solutions differentiate us as one of the few integrated providers of trading systems, maintenance and network services. Within Command Systems, our integrated desktop solution distinguishes us from other players in this fragmented industry and provides us with significant growth opportunities.

•	Technology Leadership. We have established ourselves as an innovator in the markets in which we operate by consistently introducing new products and services that increase our customers’ operating efficiencies. For example, in 2001 we were the first to introduce a VoIP-

enabled trading platform. We have tested and refined this technology and introduced our second generation VoIP desktop platform in the summer of 2006. This year, we also launched a VoIP service to deliver enhanced disaster recovery capabilities. Our technological expertise and innovation, as well as our data applications and network services, continue to differentiate us from our competitors.

•	High Customer Loyalty. We consistently have retained customers over an extended period of time. The average relationship with our top ten Trading Systems customers is approximately 19 years and with our top ten Network Services customers is approximately 9 years (including relationships with our predecessors and companies that we have acquired). We pride ourselves on long-term, collaborative customer relationships and believe that our ability to consistently meet demanding performance and service requirements has enabled us to develop a loyal, blue chip customer base. In addition, our design collaboration provides us multi-year insight into our customers’ future needs. As a result of our demonstrated capabilities, as of December 2007, more than 90% of our eligible Trading Systems customer base is on a maintenance contract, and for the four year period from 2004 to 2007, we had a 90% win rate within Trading Systems, based on the number of bids where we were the incumbent provider.

•	Global Scale. Our worldwide operations span over 3,500 customers in more than 60 countries across 6 continents. Our global scale, service capabilities and distribution partnerships enable us to address projects of any size virtually anywhere in the world. We also have created a worldwide managed network connecting over 2,700 sites around the world. We believe our global scale provides us with a significant advantage, particularly in the fragmented Command Systems market where smaller players may be less financially stable.

•	Proven Management Team. Our senior management team has an average of 22 years of experience in the industries in which we operate, a proven track record for delivering strong financial performance and a history of successfully identifying, executing and integrating acquisitions.

Our Strategy

The key elements of our strategy are to:

•	Capitalize on Favorable Industry Trends. Within the financial services industry, we believe we are well-positioned to benefit from industry trends of geographic expansion of trading locations, asset class growth and buy-side activity and also will benefit from replacements and upgrades, which are driven by relocation of trading floors and mergers and acquisitions activity by financial services institutions. Within the command systems industry, we are well-positioned to benefit from the evolution from current voice-centric, legacy telephony infrastructure toward fully interoperable, data-centric IP-based solutions.

•	Expand Penetration of Products and Services We Deliver Through Our Sales Channels. We successfully have expanded the products and services we sell to our core customer base by building on our understanding of our customers’ business environment, our reputation for high quality products, our long-term customer relationships and our well-positioned sales and service resources. We intend to continue to expand our solutions to include VoIP-based business continuity and compliance solutions, software applications and additional managed services.

•	Increase Our Geographic Reach. We have opened eight new offices internationally over the past six years in China (Beijing/Shanghai), France, Germany, Indonesia, Italy, Japan and Malaysia. We intend to expand our geographic presence to increase our addressable customer base.

•	Pursue Global Platform Standardization Opportunities. Global platform standardization is being driven by the need for technology interoperability, regulatory compliance and a desire to lower costs. We believe that within our existing client base of global accounts, we are well-positioned to convert non-IPC floors to IPC systems. Our multi-lingual Command Systems software solutions also are well-suited to help drive adoption in new international markets.

•	Expand Our Overall Solutions Portfolio. We continue to evaluate new solutions that are needed within the markets that we serve. We believe that we have the capability to offer new solutions to our primary customers in both divisions, through internal development and potentially additional strategic acquisitions.

•	Continue to Grow Cash Generation of the Business. Our high margins, modest capital expenditure and working capital requirements, broad service offering and visibility into our customers’ business needs have enabled us to generate significant amounts of free cash flow. We intend to continue to focus on cash generation.

•	Continue to Grow and Complement Our Business Through Acquisitions. We believe we have a proven history of successfully identifying, executing and integrating acquisitions. We intend to continue our growth through a disciplined and focused acquisition strategy, as exemplified by our recent acquisitions of WestCom and Positron which added strategic scale, complementary products and additional technologies.

Our Sponsor

Our Sponsor, together with certain former members of our management and a former owner of WestCom, own 100% of our issued and outstanding common stock and will own approximately     % of our issued and outstanding common stock after this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Corporate Information

The predecessor to our current principal operating company was incorporated under the name IPC Information Systems, Inc. in Delaware in 1992. We were incorporated in Delaware on July 28, 2006 in connection with the IPC Acquisition. Our principal executive offices are located at Harborside Financial Center, 1500 Plaza Ten, 15th Floor, Jersey City, NJ 07311, and our telephone number is (201) 253-2000. Our website address is www.ipc.com. However, the information in, or that can be accessed through, our website is not a part of this prospectus.

The Offering

Common stock offered	shares

Over-allotment option	shares

Common stock outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

The total number of shares being offered by this prospectus represents % of the number of shares to be outstanding after this offering (or % if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts, will be approximately $ million based on the assumed initial offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus. We intend to use approximately $ million we receive from this offering to repay a portion of our outstanding indebtedness and the remainder for general corporate purposes, including working capital. See “Use of Proceeds”.

Proposed NASDAQ symbol	“IPCA”

Unless otherwise stated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus; and

•	no exercise of the option to purchase additional shares granted to the underwriters.

The number of shares of common stock to be outstanding immediately after this offering:

•	is based on shares of common stock outstanding as of September 30, 2007;

•	excludes shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $ per share;

•	excludes shares of common stock issuable upon the exercise of warrants, at an exercise price of $ per share; and

•	excludes shares of common stock available for future issuance under our 2006 Stock Incentive Plan.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

We were acquired by our Sponsor on September 29, 2006. The table below presents consolidated summary historical financial data of our predecessor for the fiscal years ended September 30, 2003, 2004 and 2005, the consolidated summary historical financial data for the 2006 predecessor and successor periods and our consolidated summary historical financial data for the fiscal year ended September 30, 2007. See “Basis of Presentation”. The consolidated summary historical financial data as of September 30, 2007 and 2006 and for the years ended 2007, 2006 and 2005 are derived from our audited financial statements and other financial data included elsewhere in this prospectus. The consolidated summary historical financial data as of September 30, 2005, 2004 and 2003 and for the years ended 2004 and 2003 are derived from our audited financial statements and related notes not included in this prospectus. The unaudited pro forma consolidated statement of operations data for the fiscal year ended September 30, 2007 have been prepared to give effect to: (1) our acquisitions of Positron and WestCom in the manner described under “Unaudited Condensed Consolidated Pro Forma Financial Information” and the notes thereto as if the acquisitions had occurred on October 1, 2006 and (2) the issuance and sale of common stock in this offering and the application of the net proceeds received by us as set forth under “Use of Proceeds”. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data are for informational purposes only and do not purport to represent what our results of operations actually would have been if the acquisitions had occurred on October 1, 2006, and such data do not purport to project the results of operations for any future period. The as adjusted summary consolidated balance sheet data as of September 30, 2007 have been adjusted to give effect to the issuance and sale of common stock in this offering and the application of the net proceeds received by us as set forth under “Use of Proceeds”. The information set forth below should be read in conjunction with the information under “Selected Historical Financial Data”, “Unaudited Condensed Consolidated Pro Forma Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our financial statements, related notes and other financial information and the financial statements and related notes of Positron and WestCom included elsewhere in this prospectus.

	Predecessor				Successor
							Pro Forma
							As Adjusted
							Year Ended
	Year Ended September 30,						September 30,
	2003	2004	2005	2006	2006	2007	2007
	(In millions, except per share data)
Statement of operations data:
Revenues	$212.0	$263.3	$327.4	$381.8	$—	$485.4	$
Cost of sales (depreciation shown separately)	99.6	125.5	155.8	185.3	—	283.9
Depreciation (1)	1.9	3.8	4.6	5.4	—	7.0
Gross profit	110.5	134.0	167.0	191.1	—	194.5
Research and development	11.7	15.0	23.0	29.3	—	31.2
Selling, general and administrative	45.2	59.0	94.0	99.8	—	116.5
Depreciation and amortization (2)	4.7	5.6	6.4	6.7	—	8.0
Amortization of intangibles (3)	14.5	15.8	17.7	18.2	0.2	36.9

Income (loss) from operations	34.4	38.6	25.9	37.1	(0.2)	1.9
Interest expense net	(25.2)	(22.5)	(27.8)	(36.5)	(0.3)	(65.7)
Loss on debt extinguishment	—	—	(24.7)	(11.7)	—	(28.7)
Other income (expense) net	2.1	3.9	4.3	(1.1)	1.1	(2.7)
Income (loss) from continuing operations before income taxes	11.3	20.0	(22.3)	(12.2)	0.6	(95.2)
Income tax expense (benefit)	7.6	9.5	(9.8)	(0.8)	—	(21.7)

Income (loss) from continuing operations	3.7	10.5	(12.5)	(11.4)	0.6	(73.5)
Income (loss) from discontinued operations before income taxes	0.6	(6.2)	0.2	(0.7)	—	—
Income tax expense (benefit)	0.3	(2.7)	0.1	(0.3)	—	—

Income (loss) from discontinued operations net of tax	0.3	(3.5)	0.1	(0.4)	—	—

Net income (loss)	$4.0	$7.0	$(12.4)	$(11.8)	$0.6	$(73.5)	$

Earnings (loss) per share data (4):					—
Basic earnings (loss) per share	$0.09	$0.16	$(0.31)	$(0.57)	$0.01	$(1.55)	$
Diluted earnings (loss) per share	0.09	0.16	(0.31)	(0.57)	0.01	(1.55)
Weighted average shares — basic	43,021	44,169	40,500	20,727	44,000	47,293
Weighted average shares — diluted	43,021	44,956	40,500	20,727	46,225	47,293

	Predecessor				Successor
	Year Ended September 30,
	2003	2004	2005	2006	2006	2007
	(In millions)
Statement of Cash Flow Data:
Cash provided by operating activities from continuing operations	$35.0	$35.5	$36.5	$21.0	$1.1	$18.3
Cash used in investing activities from continuing operations	(0.4)	(26.2)	(19.7)	(23.2)	(376.4)	(599.1)
Cash provided by (used in) financing activities	(17.8)	(29.3)	(25.7)	(15.0)	391.6	563.6
Capital expenditures	7.5	9.2	13.7	16.2	—	23.0
Other financial data:
EBITDA (5)	$58.3	$61.7	$34.4	$53.9	$1.1	$22.4
Adjusted EBITDA (6)	56.8	66.7	77.5	85.2	—	127.5

	As of
	September 30, 2007
	Actual	Adjusted
	(In millions)

Balance sheet data:
Cash and cash equivalents	$6.4	$
Net working capital	44.0
Total assets	1,837.8
Total debt (including short-term and long-term debt)	1,158.1
Stockholders’ equity	216.5

(1)	Represents depreciation of assets included in our cost of sales that is directly related to the production of revenue. Depreciation relates to network equipment, assembly and testing equipment and facilities.

(2)	Represents depreciation and amortization of assets included in operating expenses for machinery and equipment, leasehold improvements, furniture and fixtures and capitalized software.

(3)	Represents amortization of acquired intangible assets associated with the IPC Acquisition and the acquisitions of WestCom and Positron, as well as other acquisitions.

(4)	Basic and diluted earnings (loss) per share have been calculated in accordance with the Securities and Exchange Commission rules for initial public offerings which require that the weighted average shares calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation have been adjusted to give retroactive effect in all prior periods to reflect the three-to-one stock split declared by our board of directors and effective on October 18, 2005. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)	“EBITDA” is calculated as net income (loss) before income tax expense and interest expense plus depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted as indicated below. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations as defined by GAAP and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which our management assesses financial performance. The senior secured credit facilities also include the definition of consolidated EBITDA, which is used in the calculation of certain covenants and is equivalent to Adjusted EBITDA as used herein. Consolidated EBITDA is calculated based on EBITDA and is adjusted as described herein. While EBITDA and Adjusted EBITDA are frequently used as a measure of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles EBITDA to net income (loss):

							Pro Forma As
							Adjusted
	Predecessor				Successor		Year Ended
	Year Ended September 30,						September 30,
	2003	2004	2005	2006	2006	2007	2007
	(In millions)
Net income (loss)	$4.0	$7.0	$(12.4)	$(11.8)	$0.6	$(73.5)	$
Depreciation and amortization	21.2	25.4	28.7	30.3	0.2	51.9
Interest expense net	25.2	22.5	27.8	36.5	0.3	65.7
Income tax expense (benefit)	7.9	6.8	(9.7)	(1.1)	—	(21.7)

EBITDA	$58.3	$61.7	$34.4	$53.9	$1.1	$22.4	$

(6)	The following table reconciles EBITDA to Adjusted EBITDA. Certain covenants under our senior secured credit facilities also are tied to ratios based on Adjusted EBITDA and our ability to engage in activities such as incurring additional debt, making investments and paying dividends:

							Pro Forma As
							Adjusted
	Predecessor				Successor		Year Ended
	Year Ended September 30,						September 30,
	2003	2004	2005	2006	2006	2007	2007
	(In millions)
EBITDA	$58.3	$61.7	$34.4	$53.9	$1.1	$22.4	$
Loss on debt extinguishment	—	—	24.7	11.7	—	28.7
Stock compensation	—	—	16.6	7.2	—	3.9
Discontinued operations	(0.8)	6.0	(0.2)	0.7	—	—
Costs in connection with unconsummated transactions	—	—	0.7	0.6	—	—
Amortization of guarantees from former parent	(0.7)	(1.0)	(0.2)	—	—	—
Debt refinancing	—	—	—	0.1	—	—
Inventory fair value step-up (a)	—	—	1.5	0.2	—	37.7
Deferred revenue fair value adjustment (b)	—	—	—	0.2	—	5.7
Completed contract fair value adjustment (c)	—	—	—	—	—	12.7
Transaction bonus (d)	—	—	—	9.3	—	1.6
Management fee (e)	—	—	—	—	—	1.5
Integration costs (f)	—	—	—	—	—	5.3
Foreign exchange	—	—	—	1.0	(1.1)	2.9
Severance/relocation	—	—	—	0.3	—	4.4
Research and development tax credit	—	—	—	—	—	0.5
Lexar earnout (g)	—	—	—	—	—	0.2

Adjusted EBITDA	$56.8	$66.7	$77.5	$85.2	$—	$127.5	$

(a)	Represents a purchase accounting inventory fair value step-up adjustment in accordance with FAS 141, recorded when a company is acquired, resulting in the elimination of pre-acquisition profits that we would have recognized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability”.

(b)	Represents a purchase accounting deferred revenue adjustment in accordance with EITF No. 01-3, which requires deferred service revenue of an acquisition to be reassessed at fair value that reduces future service revenue that we would have recognized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability”.

(c)	Represents a purchase accounting adjustment in accordance with FAS 141, which requires the elimination of revenue and cost of sales for installation projects substantially complete with no remaining obligations other than final customer acceptance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability”.

(d)	Represents incentive compensation relating to the IPC Acquisition and the acquisitions of Positron and WestCom.

(e)	Represents the fee provided to SLP for continued advice and support of strategic investments pursuant to a management agreement entered into in connection with the IPC Acquisition. See “Certain Related Party Transactions — Management Agreement”.

(f)	Represents costs relating to the integrations of Positron and WestCom.

(g)	Represents compensation expense relating to the sale and purchase agreements among Lexar LLC, Lexar UK Ltd. (collectively, “Lexar”) and WestCom conditioned upon the continued employment by us of certain key individuals associated with Lexar until March 2009.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock.

Risks Related to Our Business and Industries

New or enhanced products or services that we may develop or offer may not achieve market acceptance, and we may not be able to develop new or enhanced products or services in anticipation of or in response to ongoing technological changes or customer needs.

Across our divisions, we undertake significant research and development expense prior to marketing any new product or service. If new products or services that we introduce do not gain acceptance or achieve forecasted adoption rates, not only will we lose sales as a result of not having developed a product or service that the market accepts, but we will also have used our resources ineffectively. In addition, if we fail to develop or offer new and innovative products or services that meet or anticipate rapid and significant changes in the telecommunications and command systems industries, or that satisfy customer needs on a timely and cost-competitive basis, this failure could have a material adverse effect on our financial condition and results of operations.

Because the substantial majority of our customers is concentrated in the financial services industry, our revenues may decline during periods of economic downturn that impact this industry.

The substantial majority of our revenues is derived from sales to customers in the financial services industry. In the past, when the financial services industry has suffered an economic downturn, our customers have deferred purchasing and installing our products, and we have experienced a decline in revenues. Many of our major customers in the financial services industry have come under significant pressure as a result of recent developments in the financial markets. Reductions in the number of traders at our customers or reductions in capital spending by our customers could reduce the demand for new or replacement turret systems and related services, which in turn could adversely affect our business.

If our quarterly and annual operating results fluctuate in the future, or if we fail to meet or exceed the expectations of securities analysts or investors, our stock price could decline.

Historically, our operating results have varied from quarter to quarter and from year to year. Given the relatively large sales price for installations of our products and our recognition of product sales and installations revenue upon completion of installations or upon the achievement of contract milestones, a limited number of installations may account for a substantial portion of revenues in any particular period. Consequently, we believe that investors should not view our historical revenue and other operating results as accurate indicators of our future performance. A number of factors contribute to the variability in our revenue and other operating results, including the following:

•	any future changes in accounting standards affecting the recognition of revenues;

•	the number and precise timing of major customer contract wins, which tend to be unpredictable and which may disproportionately impact our operating results;

•	the higher concentration of our revenues in the last month of each quarter resulting in diminished predictability of our quarterly results as projects might push into a subsequent quarter;

•	varying demand for our solutions;

•	to the extent the nature of our customers’ purchases is discretionary, varying budget cycles and amounts available to fund purchases;

•	delays or deferrals of customer implementations, including as a result of difficulties in hiring and retaining sufficient company personnel or obtaining sufficient external resources to complete these implementations, or other delays or deferrals that are outside our control;

•	the level of competition;

•	the length of our sales cycles;

•	any change in the number of customers renewing or terminating maintenance agreements with us;

•	our ability to develop and market new software enhancements and products;

•	announcements of technological innovations by us or our competitors;

•	introduction and success of new products;

•	the mix of products and services we sell;

•	developments with respect to our intellectual property rights or those of our competitors;

•	our ability to attract and retain personnel on a timely basis; and

•	global and domestic economic conditions.

As a result of these and other factors, our operating results generally, and with respect to individual products, are expected to fluctuate significantly from period to period and may not meet or exceed the expectations of securities analysts or investors, which may adversely affect the price of our common stock.

If we experience diminished operating performance in our fiscal fourth quarter, our results for the entire year may be materially adversely affected.

Historically, our revenues and operating results are strongest in our fiscal fourth quarter. As a result, our performance in the fourth quarter of any particular fiscal year should not be viewed as indicative of results that we will achieve in any other quarter. In addition, if we experience adverse results in the fourth quarter of any particular fiscal year, our operating results for the entire year could be disproportionately affected in a materially adverse manner.

Our business could be adversely affected by competition.

We face significant price competition in the financial services industry. As a result, we have been required in the past and may continue to price our products aggressively in the future to win bids, including with respect to customers for which we are the incumbent provider. Our incumbent position does not guarantee that we will succeed in retaining our existing customers when contracts are up for renegotiation. Price competition may affect our ability to win bids and our profitability even if we are successful in winning a bid.

We compete with a number of global and regional companies. We also face competition from certain niche players in all of the industries in which we operate. These competitors may develop new technologies that are more effective than our solutions. These new technologies may make it more difficult for us to market our integrated solutions and could have an adverse effect on our business and results of operations.

The continuing trend toward business combinations and strategic alliances in the telecommunications industry may create significant new competitors within the financial services industry. Some of our current and potential competitors have greater financial, engineering, manufacturing and other resources than we do. Competing with these companies will require continued investment by us in engineering, research and development, marketing, customer service and support. We may not be successful in making these investments. We also face competition from dominant local providers that have long-standing relationships with our target customers. Due to some competitors’ relationships with our target customers, it may be difficult for us to significantly increase our penetration in some markets.

Some of our larger Financial Services customers have made an increasing investment in their own internal networks. We provide many circuits for customers to connect their own locations. It is possible that some customers may begin to connect their offices using their own network infrastructures. This could adversely affect our Network Services revenues.

Within the fragmented command systems industry, we face competition from many smaller providers, as well as a few larger providers. Although we focus on providing a fully integrated, end-to-end command systems solution, smaller command systems competitors may more effectively provide certain components of the solutions we offer. Further, although certain of our larger command systems competitors do not currently provide integrated end-to-end solutions, their greater resources could enable them to provide additional components at a discount in order to retain existing customers and attract new customers. This could make it difficult to increase or maintain our current penetration in the command systems market.

The proliferation of electronic trading platforms in the financial services industry could reduce customer demand for our voice trading-based solutions and adversely affect our Financial Services revenues.

Our Financial Services solutions are geared towards the needs of voice traders. In recent years, electronic trading platforms have emerged that do not require traders interacting by voice on trading floors. If these platforms were to gain widespread adoption in the financial services industry, our Financial Services products could become less relevant to our customers, and our Financial Services revenues could be adversely affected.

Because our intellectual property is critical to our success, our revenue and earnings growth would suffer if we were unable to adequately protect our intellectual property.

Because our products rely on proprietary technology and will likely continue to rely on technological advancements for market acceptance, we believe that the protection of our intellectual property rights is important to the success of our business. To protect these rights, we rely on a combination of patent, copyright, trademark and trade secret laws. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our software documentation and other proprietary information.

Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. It is difficult for us to monitor unauthorized uses of our products. If we become aware of a third party’s unauthorized use or misappropriation of our technology, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights fully, particularly, where the initiation of a claim might harm our business relationships or risk a costly and protracted lawsuit, including a potential countersuit by a third party with patents that may implicate our products. Furthermore, recent and future developments in patent law may negatively affect our ability to enforce our existing patents or in the future obtain patent claims broad enough to adequately protect our technology.

Although we have taken steps to protect our intellectual property and technology, there is no assurance that third parties will not be able to invalidate or design around our proprietary rights. Any of our patents or other intellectual property may be challenged, invalidated or circumvented by a third party, which could limit our ability to stop competitors from marketing related or competing products. We cannot assure you that any of our pending patent applications will result in the issuance of patents to us and any patents that issue from such patent applications may not issue in a form that is advantageous to us. Moreover, the steps we have taken may not prevent unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we are unable to protect our intellectual property from infringement, other companies may be able to use our intellectual property to offer competitive products at lower prices. We may not be able to effectively compete against these companies.

We rely on unpatented proprietary know-how and trade secrets.

We rely on unpatented proprietary know-how and trade secrets, and employ various methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods may not afford complete protection, and others independently may develop comparable know-how and trade secrets. Furthermore, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets or confidential information is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. The unauthorized disclosure or use of our trade secrets or confidential information could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

We may become party to intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

We have in the past and may in the future receive communications alleging that we have infringed, misappropriated or violated the intellectual property rights of third parties. Competitors or others may bring claims or litigation asserting infringement or misappropriation of intellectual property rights seeking damages or an injunction against the sale of our products. We cannot assure you that we will be successful in defending any such claim. Whether a product infringes a patent involves complex legal and factual issues, the determination of which often is uncertain, and there may be existing patents of which we are unaware that relate to our products and technology. Therefore, we cannot assure you that we are not currently infringing a third-party’s intellectual property or will not do so in the future. In addition, because patent applications may take years to publish or issue, there may be applications now pending of which we are unaware that may later result in issued patents that we infringe. Any intellectual property litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome. In the case of any such litigation, we may seek to obtain a license from the owner of the applicable intellectual property right (which may not be available on reasonable terms, or at all) or redesign those products that use any allegedly infringing technology (which may be time consuming, expensive and ineffective).

If we are found to infringe third-party intellectual property rights, we could be subject to damages (including treble damages), which could be substantial. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing infringing products, or could enter an order mandating that we undertake certain remedial activities. In addition to claims against us, we may be forced to defend our customers against intellectual property infringement claims and indemnify them for damages they suffer as a result of any such claims or infringement. Any of these results may have a material adverse effect on our business, financial condition and results of operations.

Budget constraints of state and local governments could adversely affect our Command Systems business.

Contracts for which state or local government agencies are the ultimate consumer accounted for approximately 98% of our Command Systems revenues for the fiscal year ended September 30,

2007. Many state and local government agencies operate under very tight budget constraints. These constraints could cause these customers to delay or cancel pending projects, which could materially adversely affect our financial results. Further, many state governments raise funds for public safety upgrades through wire line and wireless phone bill surcharges. Although these funds are earmarked as grants for PSAPs, they are in certain instances redirected to other state infrastructure improvements. The re-direction of the earmarked funds or possible abolishment of the surcharges could reduce the ability of certain of our Command Systems customers to purchase new equipment or services which may have a material adverse effect on our business, financial condition and results of operations. Finally, general economic conditions could cause state governments to redirect dedicated funds away from public safety to other infrastructure deemed more critical. The occurrence of any of these events could adversely affect our Command Systems revenues.

Within Command Systems and Trading Systems, we operate under fixed-price contracts, and an inability to estimate our costs may adversely affect our financial results.

A large portion of our Command Systems and Trading Systems contracts are fixed-price agreements. If we do not accurately estimate our costs, we could suffer losses on these contracts. Increases in the costs of raw materials and/or the level of labor needed to complete a project could have an adverse impact on our financial performance.

We are exposed to potential liability to customers and third parties because of the mission-critical nature of the solutions that we provide.

Because we are a provider of mission-critical communications, failures in the solutions that we provide could cause significant expenses to our customers and expose us to liability. In particular, our participation in the public safety and private security sectors exposes us to potential claims from our customers and others. Our solutions are utilized in applications where their failure could result in a claim tied to a catastrophic loss of infrastructure, and, in the case of our Command Systems solutions, serious injury or death. We seek to minimize this exposure by maintaining product liability and professional liability policies. However, a successful claim could result in liability in excess of our insurance coverage limits or the cancellation of insurance coverage which could have a material adverse effect on our business and could harm our reputation with potential customers.

Our ability to sell our products is highly dependent upon our product reliability and the quality of our support and services offering. Our failure to offer reliable products or high quality support and services would have a material adverse effect on our business and results of operations.

We are a provider of mission-critical communications. Our customers are engaged in activities, such as managing significant financial assets, saving lives or protecting and supporting important infrastructure and require high quality voice and data communication networks that are resilient to delays and failures. Our ability to provide reliable products and a high level of support and service is critical to the successful marketing and sale of our products. If we do not effectively assist our customers in deploying our products, help our customers to quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our products to existing customers would be adversely affected, and our reputation with potential customers could be harmed.

Our business could be adversely affected by labor disputes and labor regulations.

As of September 30, 2007, we had 36 union employees in the United States who are represented by collective bargaining units and approximately 100 additional workers who are represented by collective bargaining units and are retained under labor pooling agreements with our wholly-owned subsidiary, IPC Systems, Inc. Although we consider our relations with our employees and workers to be generally good, we may experience work stoppages, strikes or slowdowns in the future. A prolonged work stoppage, strike or slowdown could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that, upon expiration of any of our existing collective bargaining agreements, new agreements will be reached without union action or that any new agreement will be on terms satisfactory to us. Moreover, our non-union facilities may become subject to labor union organizing efforts. If any of our current non-union facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs. In addition, we are subject to a number of statutory labor regulations in the countries in which we operate outside of the United States. Compliance with these regulations could involve substantial costs.

Loss of key executive officers or key personnel could weaken our business expertise and other business plans.

Our success depends to a significant degree upon the continued contributions of our senior management team and our technical, marketing and sales personnel. Our employees may voluntarily terminate their employment with us at any time. There is competition for qualified employees and personnel and a limited number of persons with relevant knowledge and experience. The loss of any of our key executive officers or key personnel in the future could significantly impede our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives. We believe that the growth and future success of our business will depend in large part on our continued ability to attract, motivate and retain highly-skilled qualified personnel.

We rely on single source suppliers for some key components of our products. Any disruption in our relationship with these suppliers or price fluctuations in our supply chain could increase our product costs and reduce our ability to supply our products on a timely basis.

We currently rely on single source suppliers of selected hardware, software and network connectivity components used by us to provide our products and services. We have, from time to time, experienced delays in the receipt of these components. Our remedies against suppliers who fail to deliver products on a timely basis are limited by contractual liability limitations contained in supply agreements and purchase orders and, more importantly, by practical considerations. A failure by a supplier to deliver quality products or network connectivity on a timely basis, or the inability to develop alternative sources if and as required, could result in delays or cause us to incur unanticipated expenses, which could materially adversely affect our business, financial condition and results of operations.

In addition, we purchase selected custom product components for our assembly operation primarily from single source suppliers. The disruption of the current flow of supplies could impair our ability to assemble products on a timely basis or cause us to incur costs, including payment of engineering expenses to prospective vendors, associated with the development of alternative sources. A disruption also could result in delays in product shipments or cause us to incur unanticipated expenses, which could have a material adverse effect on our business, financial condition and results of operations.

We also may be susceptible to price fluctuations in our supply chain. Particularly in those situations where alternative sources of supply are limited, increased demand by third parties for the components we use in our products likely would lead to higher prices for those components. As a result, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner. A critical component of our Network Services is reliable bandwidth. In the event of a disruption in the provision of bandwidth, we could incur unanticipated increased costs to find alternative providers. These increased costs could have a material adverse effect on our business, financial condition and results of operations.

Our business strategy includes acquiring other businesses, but we may not be able to identify and properly integrate acquisitions of other companies.

As a part of our business strategy, we intend to acquire other businesses. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. Also, we may not be able to identify, acquire or manage additional businesses profitably or to successfully integrate any acquired business with our existing business. Our assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. If our strategy is not the proper strategy for a company we acquire, it could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions involve numerous risks, including: disruption of our ongoing business, diversion of our management resources, failure to maintain uniform standards, controls and policies, impairment of relationships with employees and customers as a result of changes in management, increased expenses for accounting and computer systems and the incorrect valuation of acquired entities. If these factors limit our ability to integrate the operations of our acquisitions successfully or on a timely basis, our expectations of future results of operations may not be met.

Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as successor to the business. Further, each acquisition involves special risks that could cause the acquired business to fail to meet our expectations. In addition, we cannot predict the timing, size or success of any future acquisitions or the associated capital requirements, and we may not be able to obtain acceptable acquisition financing when required. If we are unable to fund our acquisition plans, our growth could be limited.

Our substantial indebtedness could affect and may otherwise restrict our activities.

We have substantial indebtedness with significant debt service requirements. As of September 30, 2007, we had total indebtedness of approximately $1,158.1 million outstanding consisting of first lien indebtedness of approximately $843.1 million and second lien indebtedness of approximately $315.0 million, with approximately $59.1 million available for future borrowings and letters of credit after taking into account approximately $8.2 million of outstanding letters of credit under the revolving credit facility of our senior secured first lien credit facilities.

Our substantial indebtedness:

•	requires us to dedicate a significant portion of our cash flow to payments on our indebtedness, which reduces the amount of cash flow available to fund working capital, capital expenditures and other corporate requirements;

•	increases our vulnerability to general adverse economic and industry conditions;

•	limits our ability to respond to business opportunities;

•	limits our ability to borrow additional funds; and

•	subjects us to financial and other restrictive covenants, which, if we fail to comply with these covenants and our failure is not waived or cured, would result in an event of default, which could trigger our obligation to repay all amounts outstanding under our senior secured credit facilities.

We may be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Our senior secured first lien credit facilities permit additional borrowings and issuance of letters of credit of up to $70.0 million under a revolving credit facility, of which approximately $59.1 million was available as of September 30, 2007, after taking into account approximately $8.2 million of outstanding letters of credit. In addition, under our senior secured first lien credit facilities, we can increase the committed amount under those credit facilities by up to an additional $200.0 million so long as one or more lenders agree to provide this incremental loan amount and other customary conditions are satisfied.

Additional incremental facilities under either our senior secured first lien or second lien credit facilities are available so long as one or more lenders agrees to provide such facilities and a maximum secured leverage condition and a minimum interest coverage condition are satisfied. See “Description of Indebtedness”. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

Historically, we have relied on outside financing and cash from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to:

•	take advantage of strategic opportunities including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and

•	develop new products or enhancements to existing products.

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place further limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly reduced.

The agreements governing our debt impose restrictions on our business.

The agreements governing our senior secured credit facilities contain a number of covenants imposing significant restrictions on our business. These restrictions include covenants that may restrict our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. In addition, these restrictions include covenants that limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness if the interest coverage ratio after such incurrence would be greater than 2.0:1.0;

•	incur liens;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell or lease assets;

•	pay dividends or make other payments in respect of capital stock;

•	make investments (including acquisitions, loans and advances);

•	prepay, defease or amend subordinated debt instruments and, in the case of the first lien senior secured credit facilities, second lien debt instruments;

•	enter into sale and leaseback transactions;

•	change lines of business; and

•	enter into agreements with negative pledge clauses or clauses restricting subsidiary distributions.

Our senior secured first lien credit facilities also require us to satisfy a maximum first-lien debt to Adjusted EBITDA ratio if more than $30.0 million is drawn under our revolving facility. See “Description of Indebtedness”.

Our ability to comply with the agreements governing our indebtedness may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants or restrictions could result in a default under our senior secured credit facilities. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be immediately due and payable. If we were unable to repay debt to our lenders, these lenders could proceed against the collateral securing that debt.

We are subject to currency and interest rate risks.

As an international company, we encounter currency exchange rate risks because part of our revenues and operating expenses are earned and paid primarily in U.S. Dollars, British Pounds and Canadian Dollars and, to a lesser extent, Australian Dollars, Euros, Japanese Yen, Hong Kong Dollars and Singapore Dollars. However, we pay interest and principal obligations with respect to our existing indebtedness in U.S. Dollars and British Pounds. To the extent that the foreign currency declines in value against the U.S. Dollar or the British Pound, the effective cost of servicing our U.S. Dollar or British Pound debt will be higher. Changes in the exchange rate result in foreign currency transaction gains or losses. Although from time to time we have entered into foreign currency hedging contracts to limit our exposure, we remain subject to currency exchange rate risks that could have a material adverse effect on our business, financial condition and results of operations.

Because the revenues and expenses from our operations are denominated partly in foreign currency but we report our financial results in U.S. Dollars, our financial results also are impacted by currency fluctuations which are unrelated to our underlying results of operations.

Although we enter into interest rate swaps to limit our exposure, we also are subject to interest rate risk because we have indebtedness at variable interest rates. As of September 30, 2007, our interest was determined on a variable basis on $1,158.1 million, or 100% of our debt outstanding. An increase in interest rates of 1% would have increased our interest expense by $3.1 million per year.

Shifts in the currency exchange rates or interest rates may have a material adverse effect on our business, financial condition and results of operations.

Affiliates of SLP control us, and their interests may conflict with ours or yours in the future.

Immediately following the offering of common stock, our Sponsor will beneficially own     % of our common stock, or     % if the underwriters exercise their option to purchase additional shares in full. As a result, the Sponsor will have the ability to elect all of the members of our board of directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, the Sponsor could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Lastly, the Sponsor is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. It also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Sponsor continues to own a significant amount of our combined voting power, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions. In addition, it will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

We are a “controlled company” within the meaning of the NASDAQ Stock Market rules. As a result, we will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of the offering of common stock, the Sponsor will continue to control a majority of the combined voting power of all classes of our voting stock. As a result, we are a “controlled company” within the meaning of the NASDAQ Stock Market corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NASDAQ Stock Market, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the offering of common stock, we intend to rely on these exemptions. As a result, we will not have a majority of independent directors, our compensation committee will not consist entirely of independent directors and we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market.

Anti-takeover provisions of our certificate of incorporation, bylaws and certain agreements could delay, deter or prevent a change of control or other business combination.

Our restated certificate of incorporation and bylaws that will be in effect upon consummation of this offering also may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a stockholder might consider favorable. These include provisions:

•	providing that no more than one-third of the members of our board of directors stand for reelection by the stockholders at each annual meeting;

•	prohibiting stockholder action by written consent; and

•	requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholders’ meetings.

In addition, under our restated certificate of incorporation and bylaws that will be in effect upon consummation of this offering, our board of directors will have the authority to issue shares of preferred stock in one or more classes or series and to fix the rights and preferences of the shares of any such class or series without stockholder approval. Any class or series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board’s ability to issue preferred stock also may have the effect of discouraging unsolicited acquisition proposals, which may potentially adversely affect the market price of our common stock.

Except in limited circumstances, under the terms of the options granted under our 2006 Stock Incentive Plan, upon a change in control, 50% of the unvested portion of each time-vesting option, and 100% of the unvested portion of each performance-vesting option, respectively, immediately will become vested and exercisable. In the event an optionee’s employment is terminated by us for any reason other than cause or disability within one year following the change in control, the option immediately will become fully vested and exercisable and remain exercisable for 180 days. The option agreements also provide that in the event of a sale of our voting securities or assets or the consummation of a merger, consolidation or reorganization which results in certain of our stockholders no longer having any ownership interest in us or any successor corporation, the option will become fully vested and exercisable. These provisions, together with severance arrangements and other provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

Changes in federal, state or international telecommunications regulations or delays in completing agreements with incumbent local exchange carriers could adversely affect our Network Services business.

We provide certain telecommunications services that are subject to extensive federal, state and international regulations. Our services include both traditional telecommunications services and services that utilize internet protocol packets for the transmission of voice and data. The interpretation and enforcement of laws and regulations by the Federal Communications Commission, the state public utilities commissions and international regulatory authorities could limit our ability to provide telecommunications services in the manner in which we provide them now, or may impose new and onerous administrative burdens on us. Furthermore, the enactment of new and adverse regulations or regulatory requirements, delays in receiving required regulatory approvals, as well as any future legislative, judicial and regulatory agency actions, also may have a material adverse effect on our ability to perform our obligations under the contracts to which we are a party or to obtain new contracts or customers for the provision of our telecommunications services. In addition, the Federal Communications Commission and relevant state public utilities commissions exercise extensive authority to regulate ownership of transmission facilities, provision or connection of services, and the terms and conditions under which our telecommunications services are provided. In particular, the IP-based services we provide could become subject to additional filing requirements and regulatory oversight, including the filing of tariffs at the state level, additional licensing requirements and the imposition of traditional telecommunications taxes and surcharges, which may force us to restructure our service offerings, exit certain markets or raise the price of our services and cause our services to be less attractive to customers and limit our growth. Furthermore, the licenses we obtained to provide our telecommunications services are in many cases based on the provision of non-switched and traditional services. If we expand our service offering, or if our IP-based services become subject to state or additional international regulation, we may need to obtain additional licenses at the state and international levels, and the timing and availability of those licenses may make it difficult to offer new or expanded services to meet the requirements of our customers, which also could limit our growth.

Our Command Systems business is subject to substantial government regulation that could cause delays in the delivery of our products and services and may subject us to audits or other similar review processes.

As a contractor or subcontractor with agencies of various state governments and the U.S. government, we are obligated to comply with a variety of regulations governing our operations and the workplace. These regulations include those promulgated by, among others, the various states with which we contract, the U.S. Departments of Commerce, State, Transportation, Criminal Justice and Information Services, the Federal Communications Commission and the Occupational Safety and Health Administration. Certain of our contracts give the contracting agency the right to conduct audits of our facilities and operations, including a review of our compliance with the prescribed procedures established in connection with the government contract. We may be subject to investigations as a result of an audit or for other causes. We also may be subject to certain offshore restrictions whereby data communications from certain U.S. customers must be managed and controlled strictly out of our U.S. facilities. Our failure to comply with any of the regulations to which we are subject could result in the imposition of fines. U.S. government contracts also may contain specific delivery requirements, which if not met satisfactorily by us could result in penalties and a loss of profits. Finally, changes in federal, state and local laws may impact our ability to secure new Command Systems contracts or otherwise adversely affect our results of operations.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we may become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our operations, products, employees and other matters. We maintain insurance to cover many of our potential losses. It is possible, however, that a judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts that we currently anticipate incurring for such matters.

Catastrophic events may disrupt our business and could result in materially increased expenses, reduced revenues and profitability and impaired customer relationships.

We rely on our network infrastructure and internal technology systems for our development, marketing, operational, support and sales activities. A disruption or failure of any or all of these systems in the event of a major telecommunications failure, outbreak of war, terrorist attack or the occurrence of one or more natural disasters, such as earthquakes or hurricanes or similar disruptions could disrupt the financial markets and could cause system interruptions, delays in our product development and loss of critical data, could prevent us from fulfilling our customer contracts, change customer purchasing intentions or expectations, create delays or postponements of scheduled implementations or other services or otherwise disrupt our relationships with current or potential customers. These events also could result in increases in fuel or other energy prices, the temporary or long-term disruption in supply of products, or physical damage to one or more of our properties. For instance, our assembly facility for our Financial Services products is in Westbrook, Connecticut. We perform final assembly and test our Command Systems products at our Montreal, Canada location. A catastrophic loss of all or a portion of these facilities could have a material adverse effect on us.

We have developed backup systems and disaster recovery plans to reduce the impact of these events. In addition, we maintain insurance to cover our assembly facilities, including business interruption insurance. Despite these precautions, such measures may not be effective in addressing a catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems. These events could have other indirect consequences such as increases in costs of insurance and otherwise could materially adversely affect our business. As a result, we may not be able to conduct normal business operations and may be required to incur significant expenses to resume normal business operations.

Increases in fuel prices could adversely affect our business.

Our business relies heavily on travel for sales, deployment and support as well as on transportation for the shipping of our products and supplies. We are subject to fuel surcharges on imports and exports and many of our products primarily are composed of petroleum-based plastics. We utilize paints and metals in many of our products that are sensitive to the price of fuel. Finally, the costs of operating our assembly facilities (and to a lesser extent, our leased facilities) are susceptible to increases as a result of fuel price increases. Consequently, a spike in fuel prices could have a material adverse effect on our ability to conduct our business and our profitability.

The international scope of our operations may adversely affect our business.

For the fiscal year ended September 30, 2007, approximately 43.3% of our revenues were generated from international operations. We face certain general risks and challenges associated with the conduct of an international business that could materially adversely affect our operating results, including:

•	difficulties in staffing and effectively managing a global workforce;

•	conforming software to local business practices or standards, including developing multi-lingual compatible software;

•	longer payment cycles and potential problems in collecting accounts receivable;

•	potentially higher operating costs due to local laws, regulations and competitive conditions;

•	potential restrictions on exports;

•	regulatory restrictions or prohibitions relating to the provision of our products and services;

•	tariffs and other trade barriers;

•	fluctuations in currency rates and foreign exchange controls that restrict or prohibit repatriation of funds;

•	political risks; and

•	potentially adverse tax consequences of operating in multiple jurisdictions.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Certain acquired subsidiaries have not fully complied with applicable state and federal licensing and taxation obligations, and their failure to do so could result in extensive tax or other liability.

On May 31, 2007, we acquired WestCom and its operating subsidiaries. We believe that several of its operating subsidiaries were deficient in obtaining certain licenses required by various state public utilities commissions to provide its telecommunications services. In addition, we believe that these entities may have failed to collect and remit certain applicable taxes, fees and surcharges on the services they provided. We have taken affirmative steps to remedy these deficiencies. We estimate the acquired total outstanding state and local tax liability to be approximately $10 million as of May 31, 2007. We are indemnified by the prior owners of WestCom for this liability, and we have withheld approximately $51.5 million from the purchase price for the acquisition and placed such amount in escrow to fund indemnification obligations, including for such tax liabilities. If we are unable to negotiate and finalize settlements of these liabilities, we could face increased liability for the prior non-compliance of the new subsidiaries, including the payment of taxes, fees, surcharges, penalties and interest in excess of the total amount estimated by their auditors and potentially in excess of the escrowed funds. In addition, if a state public utilities commission determines to act on the subsidiaries’ prior non-compliance with applicable licensing rules, it may impose fines or forfeitures on such subsidiaries which could impact our future profitability.

Decreasing telecommunications prices may cause us to lower our prices to remain competitive, which could delay or prevent our future profitability.

The prices for domestic and international telecommunications services have decreased significantly over the last few years, and we anticipate that prices will continue to decrease. Under our agreements, our customers generally have the ability to switch to another provider of communication services if the difference between prices is material, and we may be unable to retain significant users of our services. Competition or continued price decreases may require us to lower our prices to remain competitive, may result in reduced revenue, a loss of customers or a decrease in revenue growth in our Network Services segment and may delay or prevent our future profitability.

We are subject to a range of environmental, health, and safety laws and regulations that can increase the costs of operations or limit our activities.

We are subject to various foreign, federal, state and local environmental laws and regulations, including laws and regulations that can impose obligations to investigate and remediate contamination in certain circumstances, sometimes without regard to fault, as well as impose liability for damages to property or natural resources and for personal injury arising out of such contamination. We and our predecessors have used, and we continue to use, hazardous substances in connection with our business. Discovery of contamination for which we may be liable, the enactment of new laws and regulations, or changes in how existing requirements are enforced could require us to incur additional costs for compliance or subject us to unexpected liabilities.

In addition, as a producer of electrical and electronic products, we are subject to requirements that govern the labeling, packaging and recycling of electronic products, the energy efficiency of electronic products, and the amounts and types of hazardous substances used in electronic products. For example, effective July 2006, the European Union (EU) Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive restricts the use of lead and certain other hazardous substances in electrical and electronic equipment sold in the EU market. Similar laws have been enacted or are pending in other of our growth markets. For example, legislation relating to the marking of electrical and electronic products became effective in March 2007 in China, and comparable requirements will become effective in Korea in January 2008. Other similar laws and regulations are pending in Norway and Japan, and may be enacted in other jurisdictions, including in the United States. We also incur costs in connection with product take-back requirements. For example, the EU Waste Electrical and Electronic Equipment Directive, through member state implementing legislation, requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. If our products do not comply with these laws and regulations, we could be subject to fines, civil or criminal sanctions, and contract damage claims. In addition, we could be prohibited from shipping non-compliant products into countries where these regulations have been adopted, or be required to recall and replace any products already shipped, if such products were found to be non-compliant, resulting in reduced revenue, increased costs and harm to business and customer relationships.

We have incurred, and will continue to incur, costs to ensure our compliance with environmental laws and regulations. Any failure to comply with existing laws relating to health, safety, or environmental protection, or increased costs or obligations resulting from changes in such laws, may have a material adverse effect on our financial condition and operating results.

Maintaining fast and reliable networks is critical to delivering quality service to our customers. A slowdown, significant disruption, or complete failure of our systems and networks could cause us to lose customers and revenue.

Our business depends upon efficient, uninterrupted transmission of voice, data and other information. Failure to deliver rapid and reliable service could have a material adverse impact on our operations. A network glitch or failure may occur as a result of the following: power loss; computer virus; natural or man-made disasters that damage information technology systems and network infrastructure; unexpected problems relating to system modifications, such as upgrades or enhancements; undetected defects or errors in our or our suppliers’ software programs; and unauthorized access or security breach by a third party. We have taken steps in our attempt to minimize the potential for problems to occur. Nevertheless, some issues are unforeseeable and beyond prevention. There is no guarantee that our troubleshooting system will successfully thwart actions or occurrences that could adversely impact our systems and networks and jeopardize our operations, financial results and overall success as a business.

If we fail to adapt to changing technological and market trends or changing customer requirements, our market position could decline, and our sales and profitability could be materially adversely affected.

Our future success largely will depend upon our ability to develop and introduce timely new products and product features to maintain or enhance our competitive position. The introduction of enhanced or new products requires us to manage the transition from, or integration with, older products to minimize disruption in sales of existing products and to manage the overall process in a cost-effective manner. If we do not successfully anticipate changing technological and market trends or changing customer requirements and we fail to enhance or develop products timely, effectively and in a cost-effective manner, our ability to retain or increase market position may be harmed, and our sales and profitability could be materially adversely affected.

Our products are built upon and depend upon operating platforms and software developed and supplied by third parties. As a result, changes in the availability, features and price of, or support for, any of these third party platforms or software could materially increase our costs, divert management resources and materially adversely affect our competitive position and license revenue.

Our products are built upon and depend upon operating platforms and software developed by third party providers. We license technologies from several software providers that are incorporated into our products. Our software also may be integrated with third party vendor products for the purpose of providing or enhancing necessary functionality.

If any of these operating platforms or software products ceases to be supported by its third party provider, or if we lose any technology license for software that is incorporated into our products, we potentially may need to devote increased management and financial resources to migrate our software products to an alternative operating platform, identify and license equivalent technology or integrate our software products with an alternative third party vendor product. In addition, if a provider enhances its product in a manner that prevents us from timely adapting our products to the enhancement, we may lose our competitive advantage, and our existing customers may migrate to a competitor’s product.

Third party providers also may not remain in business, may not cooperate with us to support our software products or may not make their product available to us on commercially reasonable terms or provide an effective substitute product to us and our customers. Any of these developments could materially increase our costs and materially adversely affect our business.

If we lose access to, or fail to obtain, third party software development tools on which our product development efforts depend, we may be unable to develop additional applications and functionality, and our ability to maintain our existing applications may be diminished, which may cause us to incur materially increased costs, reduced margins or lower revenue.

We license software development tools from third parties and use those tools in the development of our products. Consequently, we depend upon third parties’ abilities to deliver quality products, correct errors, support their current products, develop new and enhanced products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. If any of these third party development tools become unavailable, if we are unable to maintain or renegotiate our licenses with third parties to use the required development tools, or if third party developers fail to adequately support or enhance the tools, we may be forced to establish relationships with alternative third party providers and to rewrite our products using different development tools. Although we believe that we could obtain other development tools with comparable functionality from other third parties, we may not be able to obtain them on reasonable terms or in a timely fashion. In addition, we may not be able to successfully rewrite our products using different development tools, or we may encounter substantial delays in doing so. If we do not adequately replace these software development tools in a timely manner, we may incur additional costs, which may materially reduce our margins or revenue.

If our products fail to perform properly due to undetected defects or similar problems, and if we fail to develop an enhancement to resolve any defect or software problem, we could be subject to product liability, performance or warranty claims, incur material costs and our reputation may be harmed, resulting in a potential loss of customer confidence and adversely impacting our sales, revenue and operating results.

Our products are complex and, as a result, defects or software problems may be found during development, product testing, implementation or deployment. In the past, we have encountered defects in our products as they are introduced or enhanced. If our software contains defects or other software problems:

•	we may not be paid;

•	a customer may bring a warranty claim against us;

•	a customer may bring a claim for its losses caused by our product failure;

•	we may face a delay or loss in the market acceptance of our products;

•	we may incur unexpected expenses and diversion of resources to remedy the problem;

•	our reputation and competitive position may be damaged; and

•	significant customer relations problems may result.

Our customers may use our software together with software and hardware applications and products from other companies. As a result, when problems occur, it may be difficult to determine the cause of the problem, and our software, even when not the ultimate cause of the problem, may be misidentified as the problem. The existence of these defects or other software problems, even when our software is not the source of the problem, might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts for a lengthy time period, require extensive consulting resources, hurt our reputation and cause significant customer relations problems.

In addition, our customers deploy our applications and products in critical parts of their organizations’ business processes. A material claim or lawsuit against us could result in significant legal expense, harm our reputation, damage our customer relations, divert management’s attention from our business and expose us to the payment of material damages or settlement amounts. In addition, interruption in the functionality of our products or other defects could cause us to lose new sales and materially adversely affect our license and maintenance services revenues and our operating results.

If our products fail to perform properly due to defects or similar problems in operating platforms and software products developed by third parties, the implementation or functionality of our products could be materially impaired and our reputation may be harmed.

Our products are highly technical and complex. The effective implementation of our products depends upon the successful operation of operating platforms and software products developed by third parties and used in conjunction with our products. Any undetected defects or similar problems in these third party products could prevent the implementation or materially impair the functionality of our products, delay new product introductions or harm our reputation. In addition, we may be required to incur significant expenses to repair and investigate the cause of any error due to the use of operating platforms and software products developed by third party providers.

A security breach involving our products and services could subject us to material claims and additional costs and could harm our reputation.

Our customers depend on our products and services to collect, secure, store and transmit confidential information. Third parties may attempt to breach the security of our products and services. Any security breaches for which we are, or are perceived to be, responsible, in whole or in part, could subject us to claims, which could harm our reputation and result in significant costs. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could materially harm our operating results. Computer viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in customer processing or a loss of data. We might be required to expend significant financial and other resources to protect against further security breaches or to rectify problems caused by any security breach.

The requirements of being a public company and sustaining our growth may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and common stock price.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. We are in the process of addressing our internal controls over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within our organization. Additionally, we have begun the process of documenting our internal control procedures to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing the adequacy of our internal controls over financial reporting. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. As a public company, we will be required to complete our initial assessment in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our debt agreements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in our common stock price.

Risks Related to This Offering

There may not be an active trading market for our common stock, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the common stock you purchase.

Prior to this offering, there has been no public trading market for our common stock. It is possible that after this offering an active trading market will not develop or continue, which would make it difficult for you to sell your common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters, and may be higher than the price at which our common stock will trade in the public market after this offering. As a result, you could lose all or a part of your investment.

Sales of a substantial number of shares of common stock in the public market following this offering may adversely affect the market price for our common stock.

The sale of a substantial number of shares or the perception that such sales could occur could adversely affect the market price for our common stock because these sales could cause the amount of our stock available for sale in the market to exceed the amount of demand for our stock. After the completion of this offering, we will have      million outstanding shares of common stock (      million shares if the underwriters exercise their over-allotment option in full). This number includes      million shares that we are selling in this offering, which may be resold immediately in the public market.

Our officers and directors and all of our other stockholders prior to this offering, who own in the aggregate approximately          shares, representing approximately     % of our total outstanding common stock after this offering, or     % if the underwriters exercise their over-allotment option in full, have agreed, subject to exceptions, not to sell shares of our common stock until 180 days, subject to extensions, following the date of this prospectus without the consent of                    . Upon expiration of these lock-up agreements and subject to the volume limitations imposed by Rule 144 of the Securities Act, shares will be available for resale in the public market. In addition, pursuant to management stockholders agreements, we have granted certain members of our management and other stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their over-allotment option in full. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.

The trading price of our common stock is likely to be volatile. The stock market in general and the market for technology stocks in particular have experienced extreme volatility. This volatility often has been unrelated to the operating performance of particular companies. Investors may not be able to sell their shares of our common stock at or above the initial public offering price or at all. The market price of our common stock could fluctuate significantly after this offering in response to a variety of factors, including:

•	changes in financial estimates or investment recommendations relating to us by securities analysts;

•	our quarterly operating results falling below analysts’ or investors’ expectations;

•	changes in economic conditions for companies serving our markets;

•	changes in market valuations of, or earnings and other announcements by, companies serving our markets;

•	declines in the market prices of stocks generally, particularly those of technology companies;

•	announcements by us or our competitors of new products, acquisitions or strategic relationships;

•	changes in business or regulatory conditions; and

•	future sales of our common stock.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price would likely decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

We do not intend to pay any cash dividends in the foreseeable future.

We intend to reinvest any earnings in the growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior investors have paid substantially less per share for our common stock than the price in this offering. The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Based on an assumed offering price of $      per share, the mid-point of the price range set forth on the cover of this prospectus, if

you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $      per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. See “Dilution”.

The loss by some of our principal stockholders of voting control or ability to designate a majority of our board of directors could result in an event of default under our senior secured credit facilities.

Our senior secured credit facilities include as an event of default the failure of our Sponsor and certain members of our management to collectively own and control at least 50% of the voting power of our outstanding voting stock prior to an initial public offering or to have the power to designate a majority of the members of our board of directors in office at any time, or if IPC Systems, Inc. should no longer be our wholly-owned subsidiary prior to an initial public offering. After an initial public offering, it also is an event of default under our credit facilities if our Sponsor and certain members of our management fail to own at least 35% of the voting power of our outstanding voting stock unless no other person or group has a greater voting percentage than our Sponsor and certain members of our management. As of September 30, 2007, we had approximately $1,158.1 million of borrowings outstanding under our credit facilities. Upon completion of this offering, our Sponsor and certain members of our management will collectively own approximately     % of the outstanding shares of our common stock and have designated all of our directors but after this offering future directors will be nominated by our board. Accordingly, as new directors not designated by our Sponsor and certain members of our management join our board, unless we are able to negotiate a change in this provision, we could be in default under our credit agreement. We may not have sufficient cash available to repay our indebtedness under the credit facilities if they become immediately due and payable.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “will”, “should”, “seeks”, “approximately”, “predicts”, “intends”, “plans”, “estimates”, “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under “Risk Factors”. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      million from the sale of           shares of common stock in this offering, assuming an initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $      million of the net proceeds from this offering to repay our existing second lien senior secured credit facility, including accrued interest and a 2% call premium, and for general corporate purposes, including working capital.

The second lien senior secured credit facility has a variable interest rate of LIBOR plus 5.25%, matures in May 2015 and was incurred in connection with the WestCom acquisition.

An increase of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase our net proceeds from this offering by $      million. A $0.25 increase (decrease) in the assumed initial public offering price per share of the common stock, the mid-point of the range on the cover of this prospectus, would increase (decrease) the net proceeds that we receive in this offering by approximately $      million, after deducting estimated underwriting discounts and estimated offering expenses, assuming the number of shares being offered as set forth on the cover of this prospectus does not change.

DIVIDEND POLICY

We have not declared or paid dividends to the holders of our common stock in the last two years, and presently we do not anticipate doing so in the future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and any other factors our board of directors may deem relevant. Our senior secured credit facilities currently restrict the payment of cash dividends on our common stock. See “Description of Indebtedness”.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007 (1) on an actual basis and (2) on an as adjusted basis to reflect:

•	the sale by us of approximately shares of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses; and

•	the application of the estimated net proceeds as described in “Use of Proceeds”.

The information in this table should be read in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	September 30, 2007
	Actual	As Adjusted
	(In millions)

Cash and cash equivalents	$6.4	$

Long-term debt, including current portion of long term debt:
Revolving credit facility	$2.7	$
First lien credit facility	840.4
Second lien credit facility	315.0

Total debt	1,158.1
Stockholders’ equity:
Common stock, $0.01 par value, (100,000,000 shares authorized, actual; 51,736,579 shares issued and outstanding, actual; shares authorized, as adjusted; and shares issued and outstanding, as adjusted)	$0.5	$
Paid in capital (1)	291.1
Accumulated deficit	(73.6)
Accumulated other comprehensive loss	(1.5)

Total stockholders’ equity	216.5

Total capitalization	$1,374.6	$

(1)	To the extent we change the number of shares of common stock we sell in this offering from the shares we expect to sell or we change the initial public offering price from the $ per share assumed initial public offering price, or any combination of these events occurs, our net proceeds from this offering and as adjusted paid-in capital may increase or decrease. A $0.25 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and our as adjusted paid-in capital by $ million and an increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering and our as adjusted paid-in capital by approximately $ million.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value attributable to our existing stockholders.

Our net tangible book value as of September 30, 2007 was approximately $        million, or $      per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range described on the cover of this prospectus, and deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value on September 30, 2007 would have been $      million, or $      per share of our common stock. This amount represents an immediate increase in net tangible book value of $      per share (or a decrease in net tangible book deficit) to existing stockholders and an immediate and substantial dilution in net tangible book value of $      per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2007	$
Increase per share attributable to new investors	$

Adjusted net tangible book value per share after offering

Dilution per share to new investors		$

The following table summarizes, as of September 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $      per share for shares purchased in this offering and excludes estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors
Total			%	$		%	$

The foregoing discussion and tables exclude:

•	shares of common stock issuable upon the exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants outstanding as of , 2007, at an exercise price of $ per share and;

•	shares of common stock available for future issuance under our 2006 Stock Incentive Plan.

To the extent any outstanding options or warrants are exercised, you will experience further dilution. See “Management” and “Shares Eligible for Future Sale — Stock Options”.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

On March 1, 2007, we acquired all of the outstanding stock of Positron for approximately $62.8 million, including $0.8 million in acquisition costs. The acquisition was financed through a $15.0 million equity contribution from SLP, $45.0 million of first lien debt available under an incremental facility under our then-existing senior secured credit facilities and a $5.0 million borrowing under the revolving credit facility of our then-existing senior secured credit facilities.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the Positron acquisition.

Condensed Balance Sheet (In Thousands)

Current Assets		$77,248
Property, plant and equipment		949
Identified intangible assets
Product technology (5 year life)	4,770
Customer relationships (5 year life)	2,870
Trade name (indefinite)	3,760

Total identified intangible assets		11,400
Goodwill		50,746

Total assets acquired		140,343

Current liabilities		60,318
Escrow liability		12,700
Deferred taxes		4,522

Total liabilities assumed		77,540

Cash consideration at closing		$62,803

On May 31, 2007, we acquired all of the outstanding stock of WestCom for approximately $521.2 million, including $6.2 million in acquisition costs. The acquisition was financed through borrowings under our senior secured credit facilities, a $15.0 million equity contribution from SLP and an equity rollover from an existing WestCom stockholder of approximately $10.4 million. In connection with the WestCom acquisition, we repaid all outstanding amounts and terminated our senior secured credit facilities and entered into new senior secured credit facilities for up to an aggregate amount of $1,225.0 million, consisting of a revolving credit facility of up to $70.0 million (of which $20.0 million was drawn upon in connection with the acquisition and refinancing), a first lien term loan of $840.0 million and a second lien term loan of $315.0 million, each of which was borrowed in full in connection with the acquisition and refinancing.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the WestCom acquisition.

Condensed Balance Sheet (In Thousands)

Current assets		$50,278
Property, plant and equipment		8,233
Identified intangible assets
Favorable lease (11 year life)	7,555
Customer relationships (20 year life)	260,020
Carrier contract (1 year life)	2,560

Total identified intangible assets		270,135
Goodwill		265,847
Other long-term assets		55,841

Total assets acquired		650,334

Current liabilities		24,517
Escrow liability		88,833
Other long-term liabilities		15,753

Total liabilities assumed		129,103

Cash consideration at closing		$521,231

The following unaudited pro forma condensed consolidated statement of operations has been developed by application of pro forma adjustments to our historical consolidated statement of operations appearing elsewhere in the prospectus, giving effect to: (1) our acquisitions of Positron and WestCom as if the acquisitions had occurred on October 1, 2006 and (2) the issuance and sale of common stock in this offering and the application of the net proceeds received by us as set forth under “Use of Proceeds”.

Excluded from the unaudited condensed consolidated pro forma financial information are non-recurring adjustments directly related to purchase accounting for the charge-off to cost of sales of the fair value inventory step-up of $37.7 million and recognition of the fair value adjustment to deferred maintenance revenue of $5.7 million. These adjustments have not been included as pro forma adjustments because, although they are non-recurring charges resulting directly from the transactions they do not have continuing impact on the Company and they will be included in the results of operations of the Company within 12 months following the acquisition. In addition, the WestCom statement of operations for the period of January 1, 2007 through May 31, 2007 includes charges of $28.2 million for transaction bonuses and settlement of stock options paid to the WestCom employees as a result of the sale to IPC.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the acquisitions actually occurred on October 1, 2006. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should be read in conjunction with the information contained in “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended September 30, 2007

	Actual
		WestCom	WestCom	Positron
		Period from	Period from	Period from						Pro Forma
	IPC	October 1,	January 1,	October 1,			Pro Forma			As Adjusted
	Year Ended	2006 through	2007 through	2006 to			Year Ended			Year Ended
	September 30,	December 31,	May 31,	February 28,	Pro Forma		September 30,	Offering		September 30,
	2007	2006	2007	2007	Adjustments		2007	Adjustments		2007
	(In thousands)

Revenues	$485,383	$32,959	$57,666	$24,740	$—		$600,748	$		$

Cost of sales (depreciation shown separately)	283,868	12,227	22,785	14,261	—		333,141		—
(Depreciation)	7,014	—	—	—	—		7,014

Gross profit	194,501	20,732	34,881	10,479	—		260,593		—
Research & development	31,246	—	—	1,673	—		32,919
Selling, general and administrative	116,452	9,053	39,661	4,409	(5,038	) (a)	164,537
Depreciation and amortization	7,974	557	1,013	220	260	(b)	10,024
Amortization of intangibles	36,902	4,423	7,683	—	300	(c)	49,308

Income (loss) from operations	1,927	6,699	(13,476)	4,177	4,478		3,805		—
Other (expense) income:
Interest expense net	(65,771)	(4,520)	(7,526)	—	(23,681	) (d)	(101,498)
Loss on debt extinguishment	(28,703)	—	—	—	—		(28,703)
Other (expense) income	(2,683)	1,550	142	281	—		(710)

(Loss) income from continuing operations before income taxes	(95,230)	3,729	(20,860)	4,458	(19,203)		(127,106)
Income tax (benefit)	(21,724)	1,115	(8,636)	(243)	(183	) (e)	(29,671)

Net income (loss)	$(73,506)	$2,614	$(12,224)	$4,701	$(19,020)		$(97,435)	$		$

Basic and diluted loss per common share	$(1.55)	—	—	—	—		$(1.89)		—	$

Weighted average basic and diluted common shares outstanding	47,293	—	—	—	—		51,550		—

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

(a)	This adjustment represents the annualized WestCom compensation reduction effected immediately upon closing of the transaction.

(b)	This adjustment represents the increase in depreciation expense for the acquired WestCom fixed assets to conform to our depreciation policy of three years.

(c)	This adjustment reflects the amortization expense resulting from the allocation of the purchase price to identifiable finite-life intangible assets from the WestCom and Positron acquisitions. As a result of the WestCom acquisition, we will amortize the fair value of the acquired customer relationships over an estimated useful life of 20 years in proportion to the related forecasted revenue stream. Additionally, we will amortize an acquired office lease over 11 years and an acquired carrier contract for 1 year. As a result of the Positron acquisition, we will amortize the customer relationships over an estimated useful life of 5 years in proportion to the related forecasted revenue stream and acquired technology over 5 years on a straight line basis. This results in $0.3 million additional amortization expense for the 2007 pro-forma period.

(d)	This adjustment represents the additional interest expense (calculated by taking the three month LIBOR rate in effect at the time of borrowing plus the applicable margins on our first and second lien debt; the first and second lien U.S. Dollar debt is calculated on a 360-day basis and the first lien Pounds Sterling debt is calculated on a 365-day basis) associated with borrowings to fund the purchase price:

				Interest
	Borrowings	Rate	Days	Expense
	(In thousands)

First lien debt	$760,000	7.6100%	365	$58,639
First lien Sterling debt	80,000	8.2679	365	6,614
Second lien debt	315,000	10.6100	365	33,886
Interest rate swap				1,578

Subtotal				100,717
Add: Amortization of debt issuance costs				781
Less: Interest expense recorded in audited financial statements				(77,818)

Pro forma adjustment				$23,681

(e)	This adjustment represents the income tax effect of the additional interest expense for the UK debt. No tax benefit has been recorded for U.S. and Canada adjustments since our incremental tax rates are zero in the U.S. and Canada due to the provision of full valuation allowances against deferred tax assets in these countries.

SELECTED HISTORICAL FINANCIAL DATA

We were acquired by our Sponsor on September 29, 2006. The table below presents consolidated selected historical financial data of our predecessor for the fiscal years ended September 30, 2003, 2004 and 2005, the consolidated selected historical financial data for the 2006 predecessor and successor periods and our consolidated selected historical financial data for the fiscal year ended September 30, 2007. See “Basis of Presentation”. The consolidated selected historical financial data as of September 30, 2007 and 2006 and for the years ended 2007, 2006 and 2005 are derived from our audited financial statements and other financial data included elsewhere in this prospectus. The consolidated selected historical financial data as of September 30, 2005, 2004 and 2003 and for the years ended 2004 and 2003 are derived from our audited financial statements and related notes not included in this prospectus. The information set forth below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information included elsewhere in this prospectus.

	Predecessor				Successor
	Year Ended September 30,
	2003	2004	2005	2006	2006	2007
	(In millions, except per share data)
Statement of operations data:
Revenues	$212.0	$263.3	$327.4	$381.8	$—	$485.4
Cost of sales (depreciation shown separately)	99.6	125.5	155.8	185.3	—	283.9
Depreciation (1)	1.9	3.8	4.6	5.4	—	7.0

Gross profit	110.5	134.0	167.0	191.1	—	194.5

Research and development	11.7	15.0	23.0	29.3	—	31.2
Selling, general and administrative	45.2	59.0	94.0	99.8	—	116.5
Depreciation and amortization (2)	4.7	5.6	6.4	6.7	—	8.0
Amortization of intangibles (3)	14.5	15.8	17.7	18.2	0.2	36.9

Income (loss) from operations	34.4	38.6	25.9	37.1	(0.2)	1.9

Interest expense net	(25.2)	(22.5)	(27.8)	(36.5)	(0.3)	(65.7)
Loss on debt extinguishment	—	—	(24.7)	(11.7)	—	(28.7)
Other income (expense) net	2.1	3.9	4.3	(1.1)	1.1	(2.7)

Income (loss) from continuing operations before income taxes	11.3	20.0	(22.3)	(12.2)	0.6	(95.2)

Income tax expense (benefit)	7.6	9.5	(9.8)	(0.8)	—	(21.7)

Income (loss) from continuing operations	$3.7	$10.5	$(12.5)	$(11.4)	$0.6	$(73.5)

Income (loss) from discontinued operations	0.6	(6.2)	0.2	(0.7)	—	—
Income tax expense (benefit)	0.3	(2.7)	0.1	(0.3)	—	—

Income (loss) from discontinued operations	0.3	(3.5)	0.1	(0.4)	—	—

Net income (loss)	$4.0	$7.0	$(12.4)	$(11.8)	$0.6	$(73.5)

Earnings (loss) per share data (4):
Basic earnings (loss) per share	$0.09	$0.16	$(0.31)	$(0.57)	$0.01	$(1.55)
Diluted earnings (loss) per share	0.09	0.16	(0.31)	(0.57)	0.01	(1.55)
Weighted average shares — basic	43,021	44,169	40,500	20,727	44,000	47,293
Weighted average shares — diluted	43,021	44,956	40,500	20,727	46,225	47,293

Statement of Cash Flow Data:
Cash provided by operating activities from continuing operations	$35.0	$35.5	$36.5	$21.0	$1.1	$18.3
Cash used in investing activities from continuing operations	(0.4)	(26.2)	(19.7)	(23.2)	(376.4)	(599.1)
Cash provided by (used in) financing activities	(17.8)	(29.3)	(25.7)	(15.0)	391.6	563.6
Capital expenditures	7.5	9.2	13.7	16.2	—	23.0

Other financial data:
EBITDA (5)	$58.3	$61.7	$34.4	$53.9	$1.1	$22.4
Adjusted EBITDA (6)	56.8	66.7	77.5	85.2	—	127.5

	Predecessor			Successor
	As of September 30,
	2003	2004	2005	2006	2007
	(In millions)
Balance sheet data:
Cash	$25.8	$27.3	$20.0	$16.3	$6.4
Net working capital	53.5	43.9	42.3	63.1	44.0
Total assets	459.5	455.3	469.3	1,133.3	1,837.8
Total debt (including short-term and long-term debt)	205.0	199.5	435.0	597.1	1,158.1
Stockholders equity (deficiency)	147.2	133.2	(101.2)	248.2	216.5

(1)	Represents depreciation of assets included in our cost of sales that is directly related to the production of revenue. Depreciation relates to network equipment, assembly and testing equipment and facilities.

(2)	Represents depreciation and amortization of assets included in operating expenses for machinery and equipment, leasehold improvements, furniture and fixtures, and capitalized software.

(3)	Represents amortization of acquired intangible assets associated with the IPC Acquisition and the acquisitions of WestCom and Positron, as well as other acquisitions.

(4)	Basic and diluted earnings (loss) per share have been calculated in accordance with the Securities and Exchange Commission rules for initial public offerings which require that the weighted average shares calculation give retroactive effect to any changes in our capital structure. Therefore, weighted average shares for purposes of the basic and diluted earnings per share calculation have been adjusted to give retroactive effect in all prior periods to reflect the three-to-one stock split declared by our board of directors and effective on October 18, 2005. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)	“EBITDA” is calculated as net income (loss) before income tax expense and interest expense plus depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted as indicated below. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations as defined by GAAP and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which our management assesses financial performance. The senior secured credit facilities also include the definition of consolidated EBITDA, which is used in the calculation of certain covenants and is equivalent to Adjusted EBITDA as used herein. Consolidated EBITDA is calculated based on EBITDA and is adjusted as described herein. While EBITDA and Adjusted EBITDA are frequently used as a measure of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles EBITDA to net income (loss):

	Predecessor				Successor
	Year Ended September 30,
	2003	2004	2005	2006	2006	2007
	(In millions)
Net income (loss)	$4.0	$7.0	$(12.4)	$(11.8)	$0.6	$(73.5)
Depreciation and amortization	21.2	25.4	28.7	30.3	0.2	51.9
Interest expense, net	25.2	22.5	27.8	36.5	0.3	65.7
Income tax expense (benefit)	7.9	6.8	(9.7)	(1.1)	—	(21.7)

EBITDA	$58.3	$61.7	$34.4	$53.9	$1.1	$22.4

(6)	The following table reconciles EBITDA to Adjusted EBITDA. Certain covenants under the senior secured credit facilities also are tied to ratios based on Adjusted EBITDA and our ability to engage in activities such as incurring additional debt, making investments and paying dividends:

	Predecessor				Successor
	Year Ended September 30,
	2003	2004	2005	2006	2006	2007
	(In millions)
EBITDA	$58.3	$61.7	$34.4	$53.9	$1.1	$22.4
Loss on debt extinguishment	—	—	24.7	11.7	—	28.7
Stock compensation	—	—	16.6	7.2	—	3.9
Discontinued operations	(0.8)	6.0	(0.2)	0.7	—	—
Costs in connection with unconsummated transactions	—	—	0.7	0.6	—	—
Amortization of guarantees from former parent	(0.7)	(1.0)	(0.2)	—	—	—
Debt refinancing	—	—	—	0.1	—	—
Inventory fair value step-up (a)	—	—	1.5	0.2	—	37.7
Deferred revenue fair value adjustment (b)	—	—	—	0.2	—	5.7
Completed contract fair value adjustment (c)	—	—	—	—	—	12.7
Transaction bonus (d)	—	—	—	9.3	—	1.6
Management fee (e)	—	—	—	—	—	1.5
Integration costs (f)	—	—	—	—	—	5.3
Foreign exchange	—	—	—	1.0	(1.1)	2.9
Severance/relocation	—	—	—	0.3	—	4.4
Research and development tax credit	—	—	—	—	—	0.5
Lexar earnout (g)	—	—	—	—	—	0.2

Adjusted EBITDA	$56.8	$66.7	$77.5	$85.2	$—	$127.5

(a)	Represents a purchase accounting inventory fair value step-up adjustment in accordance with FAS 141, recorded when a company is acquired, resulting in the elimination of pre-acquisition profits that we would have recognized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability”.

(b)	Represents a purchase accounting deferred revenue adjustment in accordance with EITF No. 01-3, which requires deferred services revenue of an acquisition to be reassessed at fair value that reduces future service revenue that we would have recognized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability”.

(c)	Represents a purchase accounting adjustment in accordance with FAS 141, which requires the elimination of revenue and cost of sales for installation projects substantially complete with no remaining obligations other than final customer acceptance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability”.

(d)	Represents incentive compensation relating to the IPC Acquisition and the acquisitions of Positron and WestCom.

(e)	Represents the fee provided to SLP for continued advice and support of strategic investments pursuant to a management agreement entered into in connection with the IPC Acquisition. See “Certain Related Party Transactions — Management Agreement”.

(f)	Represents costs relating to the integrations of Positron and WestCom.

(g)	Represents compensation expense relating to the sale and purchase agreements among Lexar LLC, Lexar UK Ltd. (collectively, “Lexar”) and WestCom conditioned upon the continued employment by us of certain key individuals associated with Lexar until March 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Historical Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties. Our actual results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under “Forward-Looking Statements”, “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of integrated, mission-critical communications solutions primarily to the financial services and command systems industries. Unlike ordinary telephony and data communications, mission-critical communications require enhanced functionality, interoperability, reliability and 24/7 service. We have a long history of serving customers who manage significant financial assets, save lives or protect and support important infrastructure.

We earn revenue from the sale of products and provision of services, and operate through our three business segments: Trading Systems, Network Services and Command Systems.

•	Trading Systems. Product sales and installations revenue is derived from the design, assembly and installation of trading turrets. Service revenue is derived from long-term maintenance contracts, usually lasting one to three years in length, and short-term moves, adds and changes, or MAC projects. Installations revenue was $206.2 million and comprised 42.5% of our total revenue while service revenue was $114.2 million and comprised 23.5% of our total revenue for 2007. Comparatively in 2006, revenue from installations and service was $171.6 million and $116.1 million, respectively and comprised 44.9% and 30.4% of total revenue, respectively. The significant growth of installations revenue from the prior year primarily can be attributed to increased demand for our IQ/MAX second generation IP platform and associated products and solutions, the continued expansion of global markets and the emergence of new international financial centers. In 2005, revenue from installations and service was $136.6 million and $111.1 million, respectively. The significant growth of installations revenue from 2005 to 2006 is largely attributable to the larger size of installation projects.

•	Network Services. Service revenue primarily is derived from the provisioning of dedicated voice grade private lines between trading counterparties. Additional solutions for monitoring customer networks (Advanced Fault Management) and grooming and auditing our customer networks (Total Circuit Management) as well as data service comprise a smaller portion of our revenues. However, we consider them to be value added services that differentiate us from our competitors. Network services revenue was $133.8 million and comprised 27.6% of our total revenue for 2007 compared to $76.1 million in 2006 when it was 19.9% of revenue. The May 2007 acquisition of WestCom was responsible for 73.3% of this growth; organic sources generated the remaining growth. In 2005, Network Services revenue was $63.9 million. The increase, as compared to 2006, was primarily due to $10.7 million of organic growth in circuit sales representing market share growth and market expansion.

•	Command Systems. Product sales and installations revenue is derived from the sale and integration of our voice consoles with software solutions and data applications. Our product suite includes Enhanced 911 call handling, radio dispatch consoles, computer-aided dispatch, or CAD, and records management systems, or RMS software. Service revenue is derived from project management and integration of technologies primarily in the public safety sector. Command Systems installation revenue was $24.5 million and comprised 5.1% of our total revenue for 2007. Command Systems service revenue was $6.7 million and comprised 1.4% of our revenue for 2007. Installations and services revenue for 2006 were $14.6 million and $3.4 million, respectively. The increase in revenue primarily is attributable to the acquisition of Positron in March 2007. Installations and service revenue for 2005 was $12.4 million and $3.4 million, respectively. The increase in installations revenue, as compared to 2006, was due to the full year realization of revenue for 2006 associated with the Orbacom acquisition as compared with only ten months of revenue for 2005.

Our operating expenses principally are comprised of:

•	Cost of sales. Trading Systems and Command Systems cost of sales are comprised of components and materials and labor to assemble and test our products and install and service our solutions. The primary driver of Network Services cost of sales is the cost of access or leasing of underlying bandwidth from global telecom carriers, as well as costs to provide and design our network. We do not own the bandwidth underlying our private network.

•	Research and development expense. Research and development expense primarily consists of salaries and benefits, consulting and new prototypes and software relating to developing products.

•	Selling, general and administrative expense. Selling, general and administrative expense primarily is comprised of salaries and benefits, rent and utilities, incentive compensation and sales commissions, travel and entertainment and marketing activities.

We were founded in 1973 and have completed several strategic acquisitions which have added new products and scale to our business. In December 2001, private equity funds managed by Goldman Sachs acquired IPC from Global Crossing for $360.0 million. The Goldman Sachs acquisition was financed by an equity contribution and $255.0 million of bank and high yield debt. Throughout our ownership by the Goldman Sachs funds, we made acquisitions to expand our hardware and software offerings. We entered the network services market with our acquisition of Gains International in 2003, and we began to assemble a command systems product suite with our acquisition of Orbacom Systems, Inc., or Orbacom, in 2004. In 2006, we further expanded our command systems product offerings to include CAD and RMS software through the acquisition of Geo911 Inc., or Geo911.

In August 2005, through a recapitalization, we entered into a first and second lien credit agreement comprised of a $435.0 million term loan and a $50.0 million revolving credit facility. We used funds in our recapitalization to: repurchase our outstanding senior subordinated notes; refinance the existing senior secured credit facilities; repurchase approximately 53% of the outstanding common shares and options and pay fees and expenses relating to the recapitalization. We distributed over $198.0 million to the Goldman Sachs funds in connection with this recapitalization.

In September 2006, we were sold by the Goldman Sachs funds to our Sponsor for $815.0 million. Our sale to our Sponsor was financed through the issuance of $635.0 million of first and second lien debt and an equity contribution from our Sponsor.

We made several significant acquisitions in 2007 with the purchases of Positron, a leader in the E-911 portion of the command systems market, for $62.0 million and the acquisition of WestCom, a leader in the provisioning of dedicated voice grade private lines between trading counterparties, for $515.0 million. These purchases were financed by the issuance of $45.0 million of debt for Positron and, concurrent with the closing of WestCom, we financed that acquisition and refinanced all of our existing debt with $1.2 billion of new debt facilities. These acquisitions also were financed through an additional $30.0 million equity investment from our Sponsor. The proceeds of the recapitalization were used to fund the acquisition and to refinance our existing senior secured credit facilities.

Factors Affecting Comparability

Our last two recapitalizations have increased the level of our debt and our net interest expense and resulted in significant debt extinguishment expense.

Purchase accounting for the IPC Acquisition and our strategic acquisitions has a significant impact on our results of operations. Purchase accounting requires acquirors to write up the value of acquired inventory which has the effect of eliminating the profits that the acquired company would have otherwise realized on a stand alone basis when the inventory is later sold by the combined entity. In addition, acquirors are not permitted to recognize deferred services revenue of an acquired company that has been earned in a selling process completed prior to the acquisition. As a result, acquirors must reduce their revenue by the amount of deferred services revenue acquired.

In connection with the IPC Acquisition and as required by purchase accounting, we wrote up the value of our inventory, in accordance with Financial Accounting Standard No. 141 “Business Combinations” (“FAS 141”), by $38.5 million and reduced our deferred service revenue by $5.1 million as a reflection of fair-value step-up of jobs acquired and a reduction for contracts with no remaining obligations except for final customer acceptance. As of September 30, 2007, we have recognized $35.0 million of the inventory write-up through cost of sales and the entire $5.1 million as a reduction of service revenue in the income statement as a result of the application of Emerging Issues Task Force (“EITF”) Issue No. 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree”. EITF No. 01-3 requires deferred service revenue as of an acquisition date to be reassessed at fair value. The adjustment is a non-cash US GAAP accounting entry that represents the reduction of future service revenue deemed to be earned in the selling process prior to an acquisition. There is $3.5 million of inventory fair value step-up included on our balance sheet that will be recognized in future periods.

In connection with our acquisition of Positron and as required by purchase accounting, we wrote up the value of our inventory by $32.7 million, in accordance with FAS 141, and reduced our deferred service revenue by $2.7 million, in accordance with EITF No. 01-3. As of September 30, 2007, we have recognized $15.4 million of the inventory write-up through cost of sales (offset by $12.7 million of related contract obligations at fair value) and $0.6 million as a reduction of service revenue in the income statement. There is $17.3 million of inventory fair value step-up and $2.1 million of a reduction in our deferred revenue included on our balance sheet that will be recognized in future periods.

For purposes of discussing our results of operations for the fiscal year ending September 30, 2006, we have combined the results of operations of our predecessor for the period October 1, 2005 to September 29, 2006 (the date we acquired our predecessor) with our results of operations for the two day period from September 29, 2006 (our inception) to September 30, 2006.

Results of Operations

The following table sets forth for the periods indicated certain line items from our statements of operations as an absolute percentage of revenues.

	Year Ended September 30,
	2005	2006	2007

Revenues:
Product sales and installations	45.5%	48.8%	47.5%
Services	54.5	51.2	52.5
Cost of sales (depreciation shown separately)
Product sales and installations	21.7	24.2	33.5
Services	25.9	24.4	25.0
Depreciation	1.4	1.4	1.4
Gross profit	51.0	50.1	40.1
Research and development	7.0	7.7	6.4
Selling, general and administrative	28.7	26.1	24.0
Depreciation and amortization	2.0	1.8	1.6
Amortization of intangibles	5.4	4.8	7.6
Income from operations	7.9	9.7	0.4
Interest expense, net	8.5	9.6	13.6
Loss on debt extinguishment	7.5	3.1	5.9
Other income/expense, net	1.3	—	0.6
Loss from continuing operations before income taxes	6.8	3.0	19.6
Income tax/benefit	3.0	0.2	4.5
Loss from continuing operations	3.8	2.8	15.1
Income/loss from discontinued operations, net of tax	—	0.1	—
Net loss	3.8	2.9	15.1

Segment Information

The following table sets forth revenues, cost of sales, gross profit, gross profit margin and operating income or loss for each of our operating segments for the periods indicated:

	Year Ended September 30,
	2005	2006	2007
	(In millions)

Revenues
Trading Systems	$247.7	$287.7	$320.4
Network Services	63.9	76.1	133.8
Command Systems	15.8	18.0	31.2

Total	$327.4	$381.8	$485.4

Cost of Sales
Trading Systems	$111.2	$136.6	$188.0
Network Services	40.4	46.1	74.1
Command Systems	8.8	8.0	28.8

Total	$160.4	$190.7	$290.9

Gross Profit
Trading Systems	$136.5	$151.1	$132.4
Network Services	23.5	30.0	59.7
Command Systems	7.0	10.0	2.4

Total	$167.0	$191.1	$194.5

Gross Profit Margin
Trading Systems	55.1%	52.5%	41.3%
Network Services	36.7%	39.4%	44.6%
Command Systems	44.6%	55.2%	7.7%

Total	51.0%	50.1%	40.1%

Operating income (loss)
Trading Systems	$19.5	$26.8	$2.9
Network Services	9.6	17.2	30.0
Command Systems	(3.2)	(7.1)	(31.0)

Total	$25.9	$36.9	$1.9

Comparison of Results of Operations for the Years Ended September 30, 2007 and September 30, 2006

Revenue

Overview

Total revenues increased by $103.6 million, or approximately 27%, to $485.4 million for the year ended September 30, 2007 from $381.8 million for the year ended September 30, 2006. Our total product sales and installations revenue increased by $44.5 million, or approximately 24%, for the year ended September 30, 2007 compared with the same period in 2006 due to growth in our Trading Systems segment of $34.6 million, which reflected increases in both the number and size of installation projects and a $10.0 million increase in our Command Systems segment due to our acquisition of Positron. We acquired Positron on March 1, 2007 and have included seven months of results in the year ended September 30, 2007. In addition, the acquisition of Positron resulted in the elimination, in purchase accounting, of $17.8 million of revenue based on contract values for projects with no remaining obligations other than final customer acceptance. Our total service revenue increased by $59.1 million, or approximately 30%, in 2007 from 2006 primarily due to an increase of

$57.7 million from the acquisition of WestCom and from the increased volume of net new sales in our Network Services segment. Our acquisition of WestCom occurred on May 31, 2007, and we have included four months of results in the year ended September 30, 2007. In addition, our service revenue in the Trading Systems segment increased from organic growth, offset by $5.1 million due to the elimination of deferred revenue. In Command Systems, our service revenue increased due to the Positron acquisition.

Trading Systems

Our Trading Systems revenues increased by $32.7 million, or approximately 11%, to $320.4 million for the year ended September 30, 2007 from $287.7 million for the same period in 2006, primarily due to an increase in Trading Systems product sales and installations revenue of $34.6 million in 2007 compared to 2006. The increase is a result of the amount of revenue associated with the completion of installation projects of varying sizes. In 2007, we completed larger installation projects than those realized in 2006. In addition, large sell-side firms, buy side-firms, hedge funds and private equity firms continued to expand their purchases. The increase in Trading Systems product sales and installations revenue was offset by a decrease in Trading Systems service revenue of $1.9 million, or approximately 2%, to $114.2 million in 2007 from $116.1 million in 2006 primarily due to the inclusion of a $5.1 million deferred revenue purchase accounting adjustment that reduced service revenue in accordance with the requirements of EITF No. 01-3.

Network Services

Our Network Services revenues increased by $57.7 million, or approximately 76%, to $133.8 million for the year ended September 30, 2007 from $76.1 million in 2006 primarily due to the purchase of WestCom on May 31, 2007. The WestCom acquisition, in our operations for four months, contributed $42.3 million of the increase while organic growth from both market share gains and market expansion contributed $15.4 million.

Command Systems

Our Command Systems revenue increased by $13.2 million, or approximately 73%, to $31.2 million for the year ended September 30, 2007 from $18.0 million for the same period in 2006 primarily as a result of our acquisition of Positron on March 1, 2007. The Positron acquisition, in our operations for seven months, increased our Command Systems product sales and installations revenue by $10.0 million in 2007 from 2006 and our Command Systems service revenue by $3.2 million in 2007 as compared to 2006.

Cost of Sales

Overview

Cost of sales for our Trading Systems segment includes the material and technician labor costs of equipment installed and serviced, warehouse and project management costs and depreciation of equipment in our assembly and testing facility. Cost of sales for our Network Services segment includes the costs to lease local and long distance circuits, the cost of co-location for our network equipment, the cost of our network provisioning and operations organizations and depreciation of our network equipment. Cost of sales for our Command Systems segment includes the material and labor costs of equipment installed and serviced and the cost to install, interface and implement our software offerings. In addition, cost of sales both for 2007 and 2006 includes charges resulting from the sale of inventory reflecting a step-up in carrying value. In 2007, a total of $50.4 million was recognized as expense, consisting of $35.1 million from the IPC Acquisition and $15.3 million related to our acquisition of Positron. The acquisition of Positron resulted in the elimination, in accordance with U.S. GAAP requirements, of revenue and cost of approximately $17.8 million for projects without final acceptance and a non-contingent contract obligation. Cost of sales for 2006 includes charges resulting from the sale of inventory reflecting a step-up in the inventory carrying value of $0.2 million related exclusively to our acquisition of Orbacom, and was recognized as expense in 2006.

Total cost of sales increased by $100.2 million, or approximately 53%, to $290.9 million for the year ended September 30, 2007 from $190.7 million for the year ended September 30, 2006. Total cost of sales as a percentage of total revenues increased by 10% in 2007. This increase primarily was due to the purchase accounting adjustments for the inventory fair value step-up of $37.7 million and the elimination of $5.7 million in deferred revenue relating to the IPC Acquisition by SLP and our acquisition of Positron.

Trading Systems

Our Trading Systems cost of sales increased by $51.4 million, or approximately 38%, to $188.0 million for the year ended September 30, 2007 from $136.6 million for the year ended September 30, 2006. Trading Systems cost of sales as a percentage of Trading Systems revenue increased by approximately 11% in 2007 compared to 2006 primarily due to the purchase accounting adjustment for inventory step-up in carrying value of $31.2 million and for a reduction of deferred service revenue of $5.1 million representing approximately 11% of the increase in cost of sales as a percentage of Trading Systems revenue. In addition, the cost of sales as a percentage of Trading Systems revenue increased by 1% due to higher salaries for our technical workforce and increased warranty and service expenses.

Network Services

Our Network Services cost of sales increased by $28.0 million, or approximately 61%, to $74.1 million for the year ended September 30, 2007 from $46.1 million in 2006. However, Network Services cost of sales as a percentage of Network Services revenue decreased by approximately 5% in 2007 from 2006. The decrease primarily was due to a decrease in the cost of access expenses as a percentage of revenue from better management of carrier costs and greater bandwidth utilization. As a result of organic and acquired growth, we also have substantially expanded our financial services community which more efficiently utilizes our core network.

Command Systems

Our Command Systems cost of sales increased by $20.8 million, or approximately 260%, to $28.8 million for 2007 from $8.0 million in 2006. Command Systems cost of sales as a percentage of Command Systems revenue increased by approximately 48% primarily due to the purchase accounting adjustments of approximately $6.5 million for inventory step-up in carrying value at the time of the Positron acquisition and the IPC Acquisition, redundant assembly and integration costs incurred due to the Positron acquisition and the impact of lower margin Positron products sold post-acquisition. In addition, associated with the acquisition of Positron, cost of sales as a percentage of revenue increased due to higher costs of manufacturing and more advanced technical skills required to maintain and provide help desk support for a software-based product line.

Research and Development Expense

Research and development expense increased by $1.9 million, or approximately 6%, to $31.2 million for the year ended September 30, 2007 from $29.3 million in 2006 primarily due to investments in the product roadmap and technology platform to drive future revenues. An increase of $5.5 million in 2007 for the Command Systems segment due to the acquisition of Positron was offset in part by a $3.6 million decrease in Trading Systems expense. Trading Systems expense was higher in 2006 due to an increased level of consulting in connection with the release of IQ/MAX.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $16.7 million, or approximately 17%, to $116.5 million for 2007 from $99.8 million in 2006 due to an increase in expenses of $15.3 million relating to the WestCom and Positron acquisitions, $14.3 million for additional salary and employee-related fees, professional fees and insurance and $1.5 million for SLP management fees. These increases were offset by $9.3 million in transaction bonuses and $3.3 million of additional stock compensation charges in 2006 incurred in connection with the IPC Acquisition.

Depreciation and Amortization

Depreciation and amortization expense increased by $1.3 million, or approximately 19%, to $8.0 million for 2007 from $6.7 million in 2006 primarily due to an increase in capital expenditures and the depreciation of acquired assets associated with the acquisitions of Positron and WestCom.

Amortization of Intangibles

Amortization of intangibles increased by $18.5 million, or approximately 101%, to $36.9 million in 2007 from $18.4 million in 2006. The increase is attributable to the amortizable intangible assets recorded in connection with the IPC Acquisition and our acquisitions of Positron and WestCom.

Interest Expense Net and Debt Extinguishment

Interest expense net increased by $28.9 million, or approximately 79%, to $65.7 million in 2007 from $36.8 million in 2006 as a result of the May 2007 refinancing of our credit facilities to acquire WestCom and additional borrowing of $45.0 million on our first lien credit facility in March 2007 to finance the acquisition of Positron. Our effective interest rate decreased by 0.6% to 8.8% in 2007 from 9.4% in 2006.

Debt extinguishment expenses increased by $17.0 million, or approximately 145%, to $28.7 million in 2007 from $11.7 million in 2006 as a result of the refinancing of our credit facilities to acquire WestCom, which included expensing the deferred financing fees capitalized in the IPC Acquisition and the payment of a 2% call premium on our second lien credit facilities.

Other Income (Expense) Net

Other income (expense) net decreased by $2.7 million to $(2.7) million in 2007 from $0 in 2006 primarily due to foreign exchange losses on the revaluation of the approximately $80.0 million British Pound Sterling portion of our $840.0 million first lien credit facility. These losses were offset in part by foreign exchange gains from short-term intercompany trade payables principally reflecting the continuing weakness of the U.S. Dollar as our largest currency exposures are the British Pound Sterling, Canadian Dollar and to a lesser extent the Euro and Japanese Yen.

Income Tax Expense (Benefit)

The effective income tax rate on earnings from continuing operations before income taxes is (22.8)% in 2007 compared with (7.1)% in 2006. Our effective tax rate in 2007 was significantly impacted by the establishment of a valuation allowance against certain state net operating loss (NOL) carryforwards and net deferred tax assets in the U.S. and Canada, and, in 2006, the repatriation of foreign earnings related to the Homeland Investment Act.

Comparison of the Results of Operations for the Years ended September 30, 2006 and September 30, 2005

Revenue

Overview

Total revenues increased by $54.4 million, or approximately 17%, to $381.8 million for 2006 from $327.4 million for 2005. Our total product sales and installations revenue increased by $37.1 million, or approximately 25%, for 2006 compared with 2005 due to growth in Trading Systems revenue of $35.0 million and Command Systems revenue of $2.1 million. The increase in Trading Systems revenue was due to an increase in revenue from large installation projects. The increase in Command Systems revenue reflected the full year realization of revenue associated with Orbacom compared with only ten months of revenue for the prior year. Our total service revenue increased by $17.3 million, or approximately 9%, for 2006 compared with 2005 primarily due to an increase of $12.2 million from Network Services revenue attributable to the increased volume of net new sales activity. Sales of equipment maintenance agreements from the expiration of warranties and small MAC projects on Trading Systems and Command Systems equipment installations resulted in the remainder of the increase.

Trading Systems

Our Trading Systems revenues increased by $40.0 million, or approximately 16%, to $287.7 million for 2006 from $247.7 million for 2005 primarily due to an increase in revenue from large installation projects from several of our global customers. Changes in installation revenues of $35.0 million from $171.6 million in 2006 compared to $136.6 million in 2005 are largely attributable to the larger size of installation contracts and recognition of the associated revenue. For 2006, we realized larger installation contract signings, as global customers continued to upgrade their trading floor technology. Our service revenues also increased by $5.0 million from $116.1 million in 2006 compared to $111.1 million in 2005 primarily from higher volumes of post warranty maintenance revenue, additional on-site services at several customer sites and MAC revenue resulting from increased demand for trading floor re-configurations and additional trading positions globally.

Network Services

Our Network Services revenues increased by $12.2 million, or approximately 19%, to $76.1 million for 2006 from $63.9 million in 2005 primarily due to $10.7 million of organic growth in circuit sales representing market share growth and market expansion. In addition, $1.5 million of the increase resulted from new services, TCM and AFM where we perform system circuit audits, management assistance of a customer’s telecommunication carrier spend and remote system monitoring of carrier lines and trading equipment.

Command Systems

Our Command Systems revenues increased by $2.2 million, or approximately 14%, to $18.0 million for 2006 from $15.8 million in 2005 due to the full year realization of revenue for 2006 associated with the Orbacom acquisition as compared with only ten months of revenue for 2005.

Cost of Sales

Overview

Total cost of sales increased by $30.3 million, or approximately 19%, to $190.7 million for 2006 from $160.4 million in 2005 primarily due to costs associated with the $54.4 million increase in total revenue. Total cost of sales as a percentage of total revenues increased by 1% in 2006.

Cost of sales for 2006 and 2005 includes charges resulting from the sale of inventory reflecting a step-up in carrying value of $1.7 million (relating to purchase accounting fair value adjustments from the acquisition of Orbacom), of which $0.2 million and $1.5 million were recognized as expenses for 2006 and 2005, respectively. As of September 30, 2006, this fair value adjustment was fully amortized.

Trading Systems

Our Trading Systems cost of sales increased by $25.4 million, or approximately 23%, to $136.6 million for 2006 from $111.2 million in 2005. Trading Systems cost of sales as a percentage of Trading Systems revenue increased by 3% in 2006 primarily due to higher cost of sales realized on large installation projects to gain market share in highly competitive foreign markets. In addition, cost of sales increased as a result of sales of a higher percentage of MAC services, which have a higher cost of sales than contract maintenance revenue.

Network Services

Our Network Services cost of sales increased by $5.7 million, or approximately 14%, to $46.1 million for 2006 from $40.4 million in 2005. Network Services cost of sales as a percentage of Network Services revenue decreased by 3% in 2006 primarily due to a decrease in the cost of access expenses as a percentage of revenue from better management of carrier costs and higher bandwidth utilization.

Command Systems

Our Command Systems cost of sales decreased by $0.8 million, or approximately 9%, to $8.0 million for 2006 from $8.8 million in 2005. Command Systems cost of sales as a percentage of Command Systems revenue decreased by approximately 11% in 2006 primarily due to the inclusion of a $1.5 million inventory fair value adjustment recorded in 2006 as a result of the Orbacom acquisition and a higher volume of installation projects completed in 2006 performed by third party service providers that address locations where we do not have a direct workforce in place.

Research and Development Expense

Research and development expense increased by $6.3 million, or approximately 27%, to $29.3 million in 2006 from $23.0 million in 2005 primarily due to investments in the product roadmap and technology platform to drive future revenues. These activities resulted in an increase of $4.5 million for Command Systems due to the advancement of the radio dispatch console and CAD products and an increase of $1.8 million for Trading Systems due to the increase in consulting spend for the release of IQ/MAX in 2006.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $5.8 million, or approximately 6%, to $99.8 million for 2006 from $94.0 million in 2005. This increase is primarily due to a $2.4 million from sales commissions and other revenue related expenses, $0.6 million associated with the due diligence of an acquisition target and a $1.6 million increase related to the marketing initiative on the launch of IQ/MAX. In addition, we incurred an expense of $9.3 million related to the transaction bonus for the acquisition of us by SLP in September 2006 and $0.8 million associated with the full year effect of expenses from the acquisition of Orbacom in November 2004 and with the seven months effect of expenses from the acquisition of Geo911 in March 2006. These increases were offset in part by a decrease of $9.4 million related to stock compensation expense for 2006, associated with the accelerated vesting of options related to the IPC Acquisition.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.3 million, or approximately 4%, to $6.7 million for 2006 from $6.4 million for 2005 primarily due to an increase in capital expenditures.

Amortization of Intangibles

Amortization of intangibles increased by $0.7 million, or approximately 4%, to $18.4 million for 2006 from $17.7 million for 2005 principally attributable to the intangible assets recorded in connection with our acquisition of Gains, Orbacom and Geo911.

Interest Expense Net, and Loss on Debt Extinguishment

Interest expense net increased by $9.0 million, or approximately 32%, to $36.8 million for 2006 from $27.8 million for 2005 due to the August 2005 refinancing activities which increased total outstanding debt to $435.0 million from approximately $199.5 million. Our effective interest rate decreased by 1.0% to 9.4% in 2006 from 10.4% in 2005 due to the refinancing.

The debt extinguishment expenses decreased by $13.0 million, or approximately 53%, to $11.7 million for 2006 from $24.7 million for 2005 as result of the IPC Acquisition by SLP in September 2006. This transaction included the costs of expensing the old deferred financing fees and the call premium on the second lien debt. In 2005, the $24.7 million of our debt extinguishment expenses relates to the August 2005 refinancing where we incurred costs on the premium paid to retire high yield debt, the expensing of deferred financing costs and a 1% call premium on our senior secured credit facilities.

Other Income (Expense) Net

Other income (expense) net decreased by $4.3 million to $0 for the year ended September 30, 2006 from $4.3 million for 2005 primarily due to foreign exchange gains from intercompany trade payables settled in cash as a result of the devaluation of the U.S. Dollar versus the British Pound.

Income Tax Expense (Benefit)

The effective income tax rate on earnings from continuing operations before income taxes is (7.1%) in 2006 compared with (44.1%) in 2005. The decrease in the benefit of 37% from 2006 to 2005 is primarily due to cost of foreign repatriation related to the Homeland Investment Act and an increase in the impact of foreign operation occurring in 2006.

Impact of Inflation

We do not expect any significant short-term impact of inflation on our financial condition. Technological advances should continue to reduce costs in the computer and communications industries. Further, we presently are not bound by long-term fixed price sales contracts. The absence of such contracts should reduce our exposure to inflationary effects.

Quarterly Results of Operations

The quarterly data have been prepared on the same basis as the audited financial statements and in the opinion of management reflect a fair statement of the information for the periods presented. Our operating results may fluctuate resulting from the seasonality of our business. As a result, comparing our results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Our results for these quarterly periods are not necessarily indicative of the results of operations for a full year or any future period.

The following table sets forth our unaudited quarterly results of operations for the eight quarters ended September 30, 2007:

	Results of Operations for the Quarters Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006	2006	2007	2007	2007
	(In thousands)

Trading Systems
Installations	$31,162	$43,603	$36,500	$60,337	$33,387	$39,909	$66,323	$66,543
Service	26,963	27,911	29,298	31,919	23,387	29,187	27,780	33,822
Network Services	17,413	18,836	19,349	20,500	21,036	21,754	34,179	56,850
Command Systems
Installations	4,808	2,705	3,101	3,963	2,565	3,623	12,501	5,840
Service	903	858	964	741	749	1,225	2,502	2,221

Total Revenue	$81,249	$93,913	$89,212	$117,460	$81,124	$95,698	$143,285	$165,276

Research and development expense	$7,401	$7,450	$7,634	$6,831	$6,212	$6,668	$8,663	$9,703
Selling, general and administrative expense	$19,571	$19,974	$21,322	$38,916	$20,816	$23,422	$33,186	$39,028

Revenue recognition for our Trading Systems and Command Systems installations revenue follows the completed contract method of accounting whereby all revenues and profits from a particular installation is deferred until the project is complete and the customer has accepted the system in accordance with the terms of their contract. For a description of our critical accounting policies, see “Critical Accounting Policies and Estimates”. The application of this revenue recognition method results in a variable revenue stream on a quarterly basis. While we cannot control the timing of a customer’s acceptance of any project, in our Trading Systems segment, our fiscal fourth quarter tends to have the highest level of installations revenue.

Large installation projects may cause fluctuations when comparing periods, as revenue is not recognized until completion of the installation or achievement of contract milestones. We believe the demand for new turret systems primarily is driven by physical facility moves of trading positions, the addition of new trading positions due to customer expansion, the growth of emerging markets and the need to upgrade older technology. Large facility moves and mergers also can result in large installation projects, which can cause uneven revenue streams period over period. Our consistent revenue represents more than 50% of total revenue for the years 2006 to 2007 representing Trading Systems service revenues and Network Service revenues.

Research and development expense has averaged 7.0% of total revenue over the past two years. For the first three quarters of 2006 we experienced a higher than normal research and development expense due to the accelerated development of our new IQ/MAX platform which was released in June 2006.

Selling, general and administrative expense has averaged 24.9% of total revenue over the past two years. This average includes two charges taken in 2006. The charges are comprised of $7.2 million of stock option compensation expense and a transaction bonus of $9.3 million in connection with the IPC Acquisition.

The last two quarters of 2007 reflect our acquisitions of Positron and WestCom. Network Services revenue, Command Systems revenue as well as research and development expense and selling, general and administrative expense reflect increases from the time of each acquisition through the end of the year.

Liquidity and Capital Resources

Historically, our primary sources of liquidity have been cash flow generated from operations and financing provided by credit facilities and bank lines of credit. Our principal uses of cash have been to fund the recapitalizations associated with the IPC Acquisition and our acquisition of WestCom, working capital requirements, operating losses, capital expenditures, interest expense and repayment of borrowings.

During the course of the year, our short term liquidity is impacted by our debt service requirements under our senior secured credit facilities. We also are required to make mandatory prepayments on these facilities in certain circumstances, as further described under “Description of Indebtedness”. Additionally, we expect that our future growth will require investment in working capital. Although such future working capital requirements are difficult to predict, based on our current forecasts, we believe that our cash flow from operations, available cash and available borrowings under our revolving credit facility will be adequate to meet our liquidity needs for the next twelve months and the foreseeable future.

Our primary future uses of cash will be to fund interest expense and principal repayments of our debt, capital expenditures, research and development efforts, working capital requirements and, as needed, for potential acquisitions. Our primary future sources of cash will be cash flow from operations, and, if necessary, borrowings under our revolving credit facility.

Our ability to make payments on indebtedness, including our senior secured loans, and to satisfy our funding needs will depend on our ability to generate cash in the future, which is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under the revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

Cash Flows

The following table sets forth our cash flows provided by continuing operations for the periods indicated:

	Year Ended September 30,
	2005	2006	2007
	(In thousands)

Cash flows (used in) provided by continuing operations:
Operating activities	$36,535	$22,147	$18,336
Investing activities	(19,743)	(399,630)	(599,134)
Financing activities	(25,676)	376,580	563,582
Effect of exchange rate changes on cash	(600)	(2,208)	7,344
Decrease in cash and cash equivalents	(7,248)	(3,750)	(9,872)

Cash Flows Provided by Operating Activities from Continuing Operations

Cash provided by operating activities from continuing operations primarily consists of net income or losses adjusted for non-cash components of the statement of operations adjusted for changes in various working capital items including accounts receivable, inventory, deferred revenue, accounts payable and various accrued expenses.

Year Ended September 30, 2007 Compared with Year Ended September 30, 2006

Net cash provided by operating activities from continuing operations was $18.3 million in 2007 as compared with $22.1 million in 2006. The $3.8 million decrease in 2007 primarily consists of an $18.1 million increase in net income, after adjustments for non-cash charges, offset by $21.9 million of cash used from changes in operating assets and liabilities. The changes in assets and liabilities primarily are comprised of $10.6 million decreased cash use from accounts receivable resulting from higher collections and $9.2 million from increases in payables balances, offset by a $15.1 million increase to inventory, a decrease of deferred revenue of $24.6 million and a $2.0 million increase in prepaid expenses and other assets.

The $73.5 million loss for 2007, adjusted for non-cash adjustments of $120.2 million resulted in net income adjusted for non-cash charges of $46.7 million. Non-cash adjustments of $120.2 million include amortization relating to the fair value step-up of inventory and revenue adjustment of $50.4 million and $5.7 million, respectively. The $10.8 million loss in 2006, adjusted for non-cash adjustments of $39.4 million results in net income adjusted for non-cash charges of $28.6 million. The difference between the $46.7 million 2007 amount and the $28.6 million 2006 amount is the $18.1 million variance mentioned above.

The reduced loss, net of non-cash adjustments in 2006 primarily is attributable to an investment in sales and research and development in our Command Systems business to build infrastructure necessary for future growth, as well as research and development for our new IQ/MAX platform in Trading Systems and compensation relating to the IPC Acquisition.

Year Ended September 30, 2006 Compared with Year Ended September 30, 2005

Net cash provided by continuing operations was $22.1 million in 2006 as compared with $36.5 million provided by continuing operations in 2005. The $14.4 million decrease in 2006 primarily consists of a $18.7 million decrease in net income, after adjustments for non-cash charges, offset by $4.3 million of cash provided from changes to assets and liabilities. Cash provided by assets and liabilities was driven by changes in balances due from a former affiliate of $6.4 million and a $3.6 million change in deferred revenue, offset by a decrease in inventory, prepaids and other assets of $4.7 million and decrease in income taxes payable of $9.6 million.

The $10.8 million loss from continuing operations in 2006, adjusted for $39.4 million of non-cash adjustments, results in net income adjusted for non-cash charges of $28.6 million. The $12.5 million net loss from continuing operations in 2005, adjusted for $59.8 million of non-cash adjustments results in net income adjusted for non-cash charges of $47.3 million. The difference between the $28.6 million 2006 amount and the $47.3 million 2005 amount is the $18.7 million variance mentioned above.

Cash Flows Used in Investing Activities

Year Ended September 30, 2007 Compared with Year Ended September 30, 2006

Cash used in investing activities of $599.1 million for 2007 and $399.6 million for 2006 related to capital expenditures and acquisition related payments. Capital expenditures increased $6.8 million to $23.0 million in 2007 from $16.2 million in 2006 driven by our overall growth and capital improvements relating to our acquisitions of Positron and WestCom during 2007.

In 2007, cash used for acquisitions and acquisition-related payments of $576.1 million consisted of the purchase price of WestCom of approximately $515.0 million, Positron of $62.0 million and GeoMobile of $1.6 million. Additionally, we made payments relating to the Geo911 earnout of $1.6 million and deferred transaction costs of $3.6 million from the IPC Acquisition.

In 2006 cash used for acquisitions of $380.5 million consisted of the purchase of IPC Acquisition Corp, our predecessor, for $376.4 million net of debt repayment and Geo911 for $3.9 million. We made an additional $3.0 million payment in connection with settlement of final holdback and earnout amounts related to our acquisition of Orbacom, in 2004.

Year Ended September 30, 2006 Compared with the Year Ended September 30, 2005

Cash used in investing activities of $399.6 million for 2006 related to capital expenditures of $16.2 million and acquisition related payments of $383.5 million while cash used in investing activities for 2005 was comprised of $13.7 million of capital improvements and $6.0 million related to acquisitions. Capital expenditures increased $2.5 million from 2005 to 2006 driven by our overall growth.

In 2006, cash used for acquisitions and acquisition related payments of $383.5 million related to the IPC Acquisition, the acquisition of Geo911 and a holdback and earnout settlement for Orbacom.

In 2005 cash used for acquisitions and acquisition related payments of $6.0 million consisted of the purchase of Orbacom in November 2004.

Cash Flows Provided by (Used In) Financing Activities

Year Ended September 30, 2007 Compared with Year Ended September 30, 2006

Cash provided by financing activities increased $187.0 million to $563.6 million in 2007 from $376.6 million in 2006. All financing activities related to the IPC Acquisition on September 29, 2006 and our acquisitions of Positron on March 1, 2007 and WestCom on May 31, 2007. Cash provided by financing activities related to proceeds received from the issuance of first and second lien debt relating to the 2006 and 2007 acquisitions in addition to proceeds received from additional equity issuance to SLP. Cash used in financing activities related to the retirement of the predecessor capital structure for the same acquisitions.

Year Ended September 30, 2006 Compared with Year Ended September 30, 2005

Cash provided by financing activities increased $402.3 million to $376.6 million in 2006 from $25.7 million of cash used in 2005. Financing activity consisted of the IPC Acquisition and our dividend/recapitalization under our former ownership in August 2005. Cash flows related to proceeds received from the issuance of first and second lien debt in addition to an equity issuance to SLP. Cash used in financing activities related to the retirement of the predecessor capital structure for our acquisition and the repurchase of approximately 53% of our outstanding equity in the dividend/recapitalization.

Senior Secured Credit Facilities

On May 31, 2007, we entered into a First Lien Credit Agreement and a Second Lien Credit Agreement, which we refer to collectively as our senior secured credit facilities. Our first lien facility of $910.0 million in the aggregate is comprised of an $840.0 million term loan which consists of a $760.0 million term loan, a £40.4 million term loan (U.S. value of $80.0 million on the closing date) and a revolving credit facility of $70.0 million, together our first lien facility, while our second lien debt of $315.0 million is a term loan. Each of the term loans were borrowed in full along with a draw of $20.0 million under our revolving credit facility.

As of September 30, 2007, the total amount available for borrowing under our revolving credit facility was $59.1 million after taking into account $8.2 million of outstanding letters of credit and a draw on the revolver of $2.7 million. Our revolving facility has a letter of credit sub-limit of $30 million and a maturity date of May 30, 2013. The first lien term loan is required to be repaid by us at 1% per annum in quarterly installments until March 31, 2014 with the remainder to be paid on the maturity date of May 30, 2014. Borrowings under our first lien facility bear interest, at our election, based either on (1) the greater of the prime rate or federal funds rate plus 1/2 of 1% plus an applicable amount or (2) a LIBOR rate index plus an applicable amount. Our applicable amount steps down based on a reduction in our debt to Adjusted EBITDA ratio. See “Description of Indebtedness”.

The second lien credit facility has a maturity date of May 31, 2015 and it requires payments prior to the maturity date in certain circumstances. The second lien facility is not required to be repaid by us until all amounts under the first lien credit facility are repaid. Borrowings under our second lien credit facility bear interest, at our election, based either on (1) the greater of the prime rate or the federal funds rate in effect on such day plus 1/2 of 1% plus 4.25% or (2) a LIBOR rate plus 5.25%. See “Description of Indebtedness”.

The senior secured credit facilities contain customary affirmative and negative covenants that, among other things, restrict our and our subsidiaries’ ability to: incur additional indebtedness, create liens, engage in mergers, consolidations, liquidations and dissolutions, sell assets, enter into capital leases, pay dividends or make other payments in respect of capital stock, make acquisitions, make investments, make loans and advances, enter into transactions with affiliates, make payments with respect to or modify subordinated debt instruments, enter into sale and leaseback transactions and change our fiscal year. The senior secured credit facilities also contain a maximum first lien debt to Adjusted EBITDA covenant, which is triggered when our revolving credit facility exposure exceeds $30 million. This threshold was not exceeded as of September 30, 2007.

Cash and Cash Equivalents

Our cash and cash equivalents as of September 30, 2007 of $6.4 million were held for working capital purposes and were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes. Restricted cash, which totaled $102.0 million at September 30, 2007 and $19.6 million at September 30, 2006, and was not included in cash and cash equivalents, was held as collateral by various escrow agents relating to working capital, tax and general indemnity holdback funds in accordance with the purchase agreements of Positron and WestCom and the IPC Acquisition.

As an international company, we are subject to currency fluctuation risk, which resulted in a $7.3 million net increase of cash in 2007 as compared to a $2.2 million decrease in 2006.

Capital Expenditures

We have made capital expenditures primarily for:

•	Equipment in our assembly, test and quality control facilities located in Westbrook, CT and Montreal, Canada;

•	Communications equipment and network gear utilized for the expansion of our global private network; and

•	Leasehold improvements and other general purposes to support our growth.

Our capital expenditures totaled $13.7 million in 2005, $16.2 million in 2006 and $23.0 million for 2007. We expect capital expenditures to be approximately $30.7 million in 2008. The increase in 2008 spend is driven by leasehold improvements relating to the move of our Montreal, Canada location and the move to our New Jersey corporate headquarters combined with other acquisition related real estate integration costs, global implementation of the Oracle enterprise resource planning system and capital expenditures to support our general growth.

Contractual Obligations and Commitments

We have various contractual obligations and commercial commitments. Our material commitments consist of debt obligations, facilities and operating lease commitments and minimum purchase obligations generally relating to underlying bandwidth from our network services segment.

The following table summarizes our contractual cash obligations and other commercial commitments as of September 30, 2007:

	Payments Due by Period
	Less Than			More Than
Contractual obligations:	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands)

Operating lease obligations	$10,430	$17,016	$8,066	$19,328	$54,840
Sublease income	(1,401)	(3,864)	(4,079)	(12,572)	(21,916)
Network carrier commitments	15,728	13,991	5,558	2,779	38,056
Sponsor management fee	1,500	4,500	3,000	—	9,000

Total	$26,257	$31,643	$12,545	$9,535	$79,980

Off Balance Sheet Arrangements

We have no off balance sheet arrangements or other relationships with unconsolidated affiliates.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We base these estimates on historical experience and on various other assumptions that we consider reasonable under the circumstances. On an on-going basis, we evaluate our estimates and judgments, including those related to bad debts, inventories, intangible assets, income taxes, contingencies and litigation. Actual results may differ from our estimates under different assumptions or conditions. We believe that of these significant accounting policies, the following accounting policies are most important to understanding our results and financial condition and require complex or subjective judgments and estimates.

Revenue Recognition

Product sales and installations

Revenue from product sales and installations is recognized upon completion of the installation or, for contracts that are completed in stages and include contract specified milestones representative of fair value, upon achieving such contract milestones, and the delivery and customer acceptance of a fully functional system. Revenue from sales to distributors is recognized upon shipment. Customers generally are progress-billed prior to the completion of the installations. The revenue related to these advance payments is deferred until the system installations are completed or specified milestones are reached. Costs incurred on uncompleted contracts and stages are accumulated and recorded as inventory awaiting installation. The cost of providing a warranty on our equipment is estimated and accrued at the time the equipment is sold.

Software revenue is recognized when a customer enters into a non-cancelable contract or license agreement, the software product has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the contract or license fees are fixed or determinable and collection is considered probable. Amounts received or billed in advance of meeting these criterias are deferred. Costs incurred on uncompleted contracts and stages are accumulated and recorded as inventory awaiting installation. Revenue from software upgrades and support during the warranty period is deferred and recognized ratably over the life of the contract.

For certain installation contracts, revenue from product or software sales is recognized in accordance with accounting guidance on multiple deliverables EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). Products or software sold to the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and are evaluated as a single arrangement. In arrangements when multiple products or software are sold, the delivered items can be recognized as revenue if the delivered item has value to the customer on a standalone basis and there is objective and reliable evidence of fair value of the undelivered items. If reliable evidence of fair value is obtainable, revenues and costs related to undelivered items are deferred on the balance sheet at their fair value. If reliable evidence of fair value is not obtainable, revenues and costs related to the entire project are deferred on the balance sheet until the project is completed or reliable evidence of fair value becomes obtainable.

Service

Contracts for annual equipment and software recurring services and our Advanced Fault Management generally are billed in advance and are recorded as revenue on a monthly basis over the contractual period. Revenue from moves, adds and changes, commonly known as MACs, is recognized upon completion, which generally occurs in the same month or the month following the order for services.

Revenue from Network Services is recognized on a monthly basis over the tenure of time contracted or agreed as the customer receives the service. Revenue from Network Services generally is billed at the beginning of the month and recognized in the same month. Total Circuit Management, or TCM services, generally are billed in accordance with the contract or agreed upon terms and conditions and deferred and recognized upon contract completion.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost over the net of the fair value of the identifiable tangible and intangible assets acquired and the fair value of liabilities assumed in acquisitions.

We follow Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), and, in accordance with SFAS No. 142, do not amortize goodwill and intangible assets that have indefinite useful lives. However, such assets are tested for impairment annually using the two-step process specifically provided in SFAS No. 142. Other intangible assets are carried at cost. Prior to the IPC Acquisition, technology was amortized over estimated useful lives of between 3 to 7 years, customer relationships were amortized over estimated useful lives of 8 to 20 years and proprietary software was amortized over its estimated useful life of 7 years. Trade name was deemed to have an indefinite life and was not subject to amortization, but instead was subject to annual impairment tests in accordance with the provisions of SFAS No. 142. In determining that the trade name had an indefinite life, we considered the following factors: the ongoing active use of the trade name, which is directly associated with our market leading position in the turret business, the lack of any legal, regulatory or contractual provisions that may limit the useful life of the trade name, the lack of any substantial costs to maintain the asset, the positive impact on our trade name generated by our ongoing business activities (including marketing and development of new technology and new products) and our commitment to products branded with our trade name over a 30-year history. The acquired trade name had significant market recognition and we expect to derive benefits from the use of such assets beyond the foreseeable future.

As a result of the IPC Acquisition, we identified intangible assets and reflected their fair values on the acquisition date. We will amortize technology over estimated useful lives of between 2 to 10 years, customer relationships over estimated useful lives of between 10 to 20 years, and backlog over its estimated useful life of one year. Trade name was deemed to have an indefinite life as described above.

Research and Development

Research and development expenditures are charged to expense as incurred. SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon our product development process, technological feasibility is established upon the completion of a working model. The costs incurred from the time a working model is available until general release are immaterial.

Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), we recognize deferred income taxes for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is “more likely than not” to be realized. The provision for income taxes is the tax payable for the period and the change during the period in deferred tax assets and liabilities and valuation allowances.

Fair Value of Financial Instruments

We follow the provisions of SFAS No. 107, Disclosure about Fair Value of Financial Instruments and SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. Our financial instruments at September 30, 2007 consist of accounts receivable, accounts payable and debt. Our derivative instruments consist of interest rate swaps. We believe the reported carrying amounts of our accounts receivable and accounts payable approximates fair value, based upon the short term nature of these accounts. The components of the first lien credit facility borrowings are in the form of a $760.0 million U.S. Dollar loan and a £40.4 million Sterling loan. The fair value of borrowings under the U.S. Dollar loan portion of the first lien credit facility, which bear interest at a floating rate, is based on a market quote. The £40.4 million Sterling loan does not trade, and we believe that the book value approximates the fair value. The fair value of borrowings under the second lien credit facility, which bears interest at a floating rate, is based on a market quote.

In 2007 and 2005, as required by the first and second lien credit facility agreements, we entered into interest rate swap agreements to swap floating cash flows for fixed cash flows because both the first lien and second lien debt had variable interest rates. The fair value of the interest rate swaps as of September 30, 2007 and 2005 were recorded as liabilities. The fair values of the interest rate swaps are determined using a pricing model intended to reflect current and anticipated relevant market conditions. In 2007, hedge accounting treatment was elected, and the impact of fair value adjustments were recorded as a component of other comprehensive loss in our consolidated balance sheet. In 2005, the impact of fair value adjustments were recorded as a component of interest expense in our statement of operations because hedge accounting treatment was not elected. We terminated our interest rate swap which originated in 2005 on September 29, 2006 in connection with the settlement of the hedged debt. This resulted in a gain on the fair value of the hedge, which was recorded as a component of interest expense in 2006. We do not expect hedge ineffectiveness over the next 12 months.

Stock-based Compensation

We adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 ‘(revised 2004) Share Based Payment” (“SFAS 123R”) effective October 1, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. We elected to use the modified prospective transition method and as a result, prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after October 1, 2005 are measured and accounted for in accordance with SFAS 123R. Unvested stock options that were granted prior to October 1, 2005 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting also is estimated and considered in the amount recognized for all stock-based compensation beginning October 1, 2005.

Prior to October 1, 2005, we accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of Accounting Principle Board (APB) 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. In accordance with APB 25, we did not recognize stock-based compensation cost with respect to options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to certain grants below fair market value and the repurchase of vested stock options in connection with our recapitalization in 2005.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement” No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We were required to adopt FIN 48 effective October 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in 2008 and will be presented separately. We currently are evaluating the impact of FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements; however, for some entities, the application of this Statement will change current practice. We are required to adopt SFAS No. 157 effective October 1, 2008 and currently are evaluating the impact of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also established presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. We are required to adopt SFAS No. 159 effective October 1, 2008 and currently are evaluating the impact of SFAS No. 159 on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates. We monitor our interest rate and foreign exchange rate exposures on an ongoing basis.

Foreign currency exchange risk

The effect of exchange rate changes on cash represents increases and decreases in various currencies when translated into U.S. Dollars. As an international company, we are exposed to foreign currency risk. We have entered into foreign currency option and collar contracts to offset this risk.

Currently our largest currency exposure is to the Canadian Dollar and the British Pound, although we have additional exposure, to a lesser extent, to the Euro, Australian Dollar, Japanese Yen, Hong Kong Dollar and Singapore Dollar.

Interest rate risk

Currently, interest on our $1.2 billion first and second lien debt is calculated based on LIBOR plus an applicable margin. Due to LIBOR fluctuations, we are exposed to interest rate risk. To mitigate a portion of this risk, we have entered into two interest rate hedge agreements known as swaps where a portion of the floating rate debt is exchanged for a fixed rate for a period of time.

Our primary interest rate risk exposure results from various floating rate pricing mechanisms of the senior secured credit facilities. On June 13, 2007, we entered into an interest rate derivative structure consisting of two floating to fixed swaps as follows:

•	$600 million amortizing swap — five year term swap of three month LIBOR rates, whose notional amount steps down to $500 million in year two, $400 million in year three, $350 million in year four and $300 million in year five. The three month LIBOR rate for this swap is 5.5869%

•	$250 million swap — two year term swap of three month LIBOR rates. The three month LIBOR rate for this swap is 5.438%

If interest rates were to increase 100 basis points (1%) from the September 30, 2007 rates, and assuming no changes in debt from the September 30, 2007 levels, our additional annual expense would be approximately $3.1 million on a pre-tax basis.

At September 30, 2007, we had unrestricted cash and cash equivalents totaling $6.4 million. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes to interest rates. We historically have maintained small balances on hand for working capital needs. As a result of this offering, we may maintain larger balances on hand, and any declines in interest rates would reduce future investment income.

BUSINESS

Overview

We are a leading global provider of integrated, mission-critical communications solutions and have been serving our customers since 1973. Unlike general enterprise telephony and data communications, mission-critical communications require enhanced functionality, interoperability, reliability and 24/7 service. Our solutions connect communities of specialists, such as financial services trading professionals, 911 public safety operators and first responders, and are designed to enable decision makers to quickly and efficiently gather information, collaborate with team members and rapidly broadcast responses to the appropriate parties. Our customers are engaged in managing significant financial assets, saving lives or protecting and supporting important infrastructure.

We manage our business through two divisions: our Financial Services division, which is comprised of our Trading Systems and Network Services operating segments, and our Command Systems division:

•	Financial Services. Within our Financial Services division, our Trading Systems and Network Services solutions differentiate us as one of the few integrated providers of trading systems, maintenance service and network connectivity service. We design, assemble, install and maintain specialized telephony systems, also known as turret systems. Our Network Services segment complements our Trading Systems segment by providing secure, highly-reliable communications services. Our private network connects a financial services community of over 2,700 sites worldwide and enables us to rapidly activate services for our customers.

•	Command Systems. Command Systems solutions integrate our voice consoles with our software solutions and data applications and include Enhanced 911, or E-911 call-handling, dispatching, mapping, recording, information management and records management systems to expedite emergency response.

The financial services industry accounts for the substantial majority of our current revenue. The customer base of our Financial Services division is comprised primarily of financial services firms, including investment banks, institutional investors, inter-dealer brokers, exchanges, hedge funds and private equity firms. Fifteen of the top 25 financial services enterprises by market capitalization as of December 2007 are our customers, and the average length of our relationship with these customers is 14 years. We also offer our solutions to customers in other industries with similar mission-critical communications needs, such as operators in the public safety, energy and power, government security and transportation sectors through our Command Systems division which represents a growing opportunity for us.

We believe that we are well-positioned to build on our leadership in the financial services industry and further expand our reach in the command systems sector. Growth in the financial services industry is being driven by a number of trends, including the proliferation of new financial instruments, the expansion of trading floors, the emergence of new international financial centers, an increase in activity by buy-side customers, the development of new technologies such as Voice Over Internet Protocol (VoIP), and market requirements for new functionality, such as business continuity solutions. Principal growth trends in the command systems marketplace include increased spending on homeland security and a greater need for technology interoperability.

We are headquartered in Jersey City, New Jersey, and as of September 30, 2007, we had over 1,400 employees in 36 offices worldwide, including Beijing, Boston, Chicago, Frankfurt, Hong Kong, Jakarta, Kuala Lumpur, London, Melbourne, Milan, Montreal, New York, Paris, San Francisco, Shanghai, Singapore, Sydney, Tokyo and Toronto. Our revenue has increased from $212.0 million in 2003 to $600.7 million for 2007 (on a pro forma basis giving effect to our acquisitions of WestCom and Positron). See “Unaudited Condensed Consolidated Pro Forma Financial Information”.

Industry Background

The global market for mission-critical communications is comprised of institutions that require integrated solutions to efficiently and reliably perform vital operations involving significant financial assets, lives or important infrastructure. These institutions operate in environments that differ significantly from general enterprise telephony and data environments and require enhanced functionality, interoperability and reliability. These solutions must be able to withstand usage surges, prove impervious to outages and be supported by 24/7 service. Spending for these solutions tends to be non-discretionary, allocated well in advance of purchases and prioritized within the budget allocation process.

Due to the business risk of new installations, we believe that customers of mission-critical communications look to proven industry leaders to provide integrated technologies and solutions to fulfill their needs. The requirement for compatibility with existing installed equipment results in a collaborative working arrangement between communications solutions providers and customers. We believe that this collaboration, combined with extended purchase contracts and ongoing service interactions creates a loyal customer base. As a result, many customers use the same communications solutions provider over several technology life cycles.

Financial Services

Over the past 30 years, the global financial markets have experienced dramatic growth and rapid change. For example, from 1980 to 2006, the market capitalization of domestic companies on the New York Stock Exchange (NYSE) grew from $1.2 trillion to $15.4 trillion, representing a compound annual growth rate of approximately 10%. In addition to this growth, the number and types of traded instruments, the number of geographic locations where trading occurs and the velocity and volume of trades have expanded significantly. These changes have spurred the need for specialized, mission-critical communications solutions to enable the highly functional, interoperable and resilient voice and data communications which traders rely upon to perform everyday tasks. We estimate that the global financial services market for mission-critical communications systems and services was approximately $2.5 billion in 2007.

As underlying technologies evolve permitting the development of more sophisticated trading systems, financial market customers have continued to invest in their mission-critical communications to remain competitive. During the 1970’s, we introduced the concept of a specialized turret that aggregated many of the analog voice lines into one highly reliable desktop turret with a robust underlying support infrastructure to ensure constant communications. By the late 1980’s, the industry moved again from analog to digital voice and data technology which provided greater clarity and faster transmission speeds. More recently, we again led the industry in moving from digital to VoIP technology. VoIP-based communication systems offer numerous benefits, including additional flexibility, mobility, reduced costs and increased data functionality. Trading systems based on VoIP technology address a number of infrastructure objectives, such as demand for business continuity, compliance, and firm-wide integration and management of globally-distributed IT infrastructure. IP platforms also continue to evolve with the release of new protocols. Consistent with historical trends, we believe that as new technologies and protocols evolve to enable the development of improved trading systems, financial market customers will continue to invest in new mission-critical solutions to remain competitive in an industry where rapid and reliable information exchange is critical to success.

In addition to the underlying hardware, mission-critical communications solutions require integrated services to ensure quality and achieve maximum performance. One of the most important services is the establishment and management of private networks between customers. These private networks are comprised of dedicated connections for voice and data between traders and their counterparties that allow secure, reliable and instant access between trading counterparties or internally between offices. Financial services institutions frequently look to external providers for these private networks due to their ability to dynamically activate dedicated connections between different end points and to create large conference networks, commonly referred to as “hoot and holler” networks. These financial services customers also require maintenance, assistance with moves, additions and changes, or MACs, and, for larger installations, dedicated on-site technical support.

In addition to the need to upgrade technology, improve functionality and enhance services provided by private networks, several factors have driven and are expected to continue to drive growth in the spending of financial institutions on mission-critical communication equipment and services, including:

•	Strong Demand for Securities and New Financial Instruments. Global demand for securities continues to increase with the widespread development of new financial instruments, such as interest rate swaps, commodities, exchange-traded funds and structured derivatives. Growth in the number of asset managers also has spurred the expansion of new customer segments within the buy-side community, such as hedge funds and private equity funds.

•	Migration of Commercial Banks into Institutional Securities Markets and Proprietary Trading. Proprietary trading has become an increasingly important business for banks. In 2006, approximately 23% of revenues generated by the top five investment banks based on market capitalization was attributable to trading floor operations, up from approximately 14% in 1997. In response to the increased trading activity, banks have expanded their trading operations, and several banks currently plan to build sizeable trading floors across the globe.

•	Emergence of New International Financial Centers and Regional Firms. The expansion of financial institutions into new international financial centers as well as the growing needs of local firms in those centers has continued to propel the demand for mission-critical communications infrastructure in emerging markets such as Europe, the Middle East and Africa (EMEA) and the Asia-Pacific regions. Over time, as solutions have evolved and have become more complex and global in nature, financial services institutions have sought to standardize procurement with integrated solutions vendors.

•	Need for Business Continuity, Regulatory Compliance and Risk Management. The ability to continue to operate even during times of crisis and disaster creates a need for additional trading positions in backup locations as well as new technologies that allow for the flexibility to shift positions between existing floors, backup locations and other locations, such as home offices. In addition, the requirement to capture communications surrounding a trade for potential future reference by regulators and internal risk management processes have created the need for advanced technologies that efficiently archive voice and data transmissions.

Command Systems

The command systems industry makes extensive use of mission-critical communications. In particular, institutions, enterprises and agencies in the public safety, energy and power, government security and transportation sectors need to instantly connect groups of individuals for the purpose of maximizing situational awareness, facilitating collaboration or broadcasting an optimized plan of response. Command systems users fall within the following sectors:

•	Public Safety. Includes the dispatch of police, private security, fire and medical apparatus and personnel.

•	Energy and Power. Includes companies that manage and control the flow of electricity, water, gas and other natural resources.

•	Government Security. Includes United States federal and foreign governments and their various military and civilian departments and agencies.

•	Transportation. Includes organizations and companies involved in transportation management and control, as well as traffic and highway maintenance activities.

Command Systems customers require both voice and data communications solutions to assist with decision making and the delivery of clearly discernible, precise information. While different types of customers may require a unique solution, many of these needs could be served by similar technology, much of which is now IP-based. Historically, the command systems market has been somewhat fragmented, as many small suppliers provided portions of solutions, which often were combined on-site by the customer or a system integrator. However, in recent years the centralization of response facilities at the federal, state and regional levels has driven the need for interoperability solutions that integrate voice and data equipment and software applications.

Several factors have driven and are expected to continue to drive growth in the spending of command and control centers on mission-critical communications equipment and services, including:

•	Public Safety Answering Point (PSAP) Consolidation. PSAPs, which answer incoming 911 calls and dispatch emergency resources, have grown in size as multiple municipal facilities combine into larger county and regional operations. The expanded PSAPs demand more sophisticated, scalable mission-critical communications solutions and related services and also require a broader range of technologies.

•	Growing Homeland Security Spending. Post-September 11th, physical security from terrorism has become a top government priority, and spending on mission-critical communications solutions has increased significantly in recent years.

•	Need for Technology Interoperability. Incompatible technologies can prevent communications among emergency responders from different agencies. This resulted in catastrophic consequences for first responders during the September 11th attacks, and in many locations, the problem continues to persist today. In response, the federal government has allocated funds for the purchase of new mission-critical communications systems that interoperate among different technologies. For example, numerous PSAPs now are upgrading their 911 call taking equipment with enhanced VoIP identification and location capabilities.

Our Business

We have been a leader in the market for mission-critical communications since 1973. Our success in this market has been demonstrated by our ability to adapt to a rapidly changing environment through market cycles, regulatory changes, technology transitions and changes in our corporate ownership. We manage our business through two divisions: our Financial Services division, which is comprised of our Trading Systems and Network Services operating segments and our Command Systems division.

Our solutions deliver specialized capabilities to users who must rapidly communicate with others to address extremely time sensitive events. Some features of our solutions that differentiate us include:

•	Interoperable Communications Platform. Our proven, IP-based systems interoperate with telephony, land mobile radio, data and video to bridge disparate communications and also interface with PC-based workflow applications.

•	Expansive Global Reach. We operate 36 offices which support a direct service model in 12 countries and a financial voice network touching 45 countries with over 2,700 on-net sites for rapid provisioning.

•	Highly Developed Conferencing. Our solutions can rapidly conference a virtually unlimited number of internal or external parties and support advanced acoustics for the most demanding environments.

•	Designed for Pervasive Connectivity. Our fault-tolerant technology supplies 26 simultaneous active voice conversations to all users concurrently on a combination of handsets, headsets or speaker channels.

•	Mobile Access to Communications Resources. We can provide customers with access to mission-critical communications solutions virtually anywhere in the world.

Trading Systems

Within Trading Systems, we design, assemble, install and service specialized telephony systems, also known as turret systems. Our end-to-end solutions are highly specialized to our customers’ technology and business requirements and include equipment, software and maintenance services. Turrets represent just one component of the overall market that we address through our Trading Systems division. In addition, we provide significant maintenance services and have continued to expand our addressable market through the introduction of new products and services.

We apply technology to solve critical business problems, based on a thorough understanding of trader communication requirements. We introduced VoIP to the trading floor in 2001 to offer new value-added features including mobility and enhanced business continuity. For the fiscal year ended September 30, 2007, VoIP systems accounted for 95.8% of all new system shipments and 41.2% of our installed base. We introduced our second generation VoIP turret named IQ/MAX in 2006 after an extensive primary research effort that studied communication needs in the trading environment. As evidenced by its high adoption rate, we believe that IQ/MAX is a high performance product that offers traders a distinct competitive advantage.

We continue to introduce new technologies that offer our customers enhanced levels of technical interoperability, higher levels of resiliency, and new user functionality. For example, new products will enable more of our customers to invest in virtual mobility and business continuity solutions. We believe that our market and technology leadership coupled with our expansive global reach position us favorably to satisfy the demands from the financial services market for a uniform global trading platform with dedicated service and minimal geographic limitations.

Network Services

Our Network Services segment provides, manages, supports and maintains dedicated private line voice and data services for traders and their trading counterparties. Our private network is designed for traders that demand fast service provisioning to new trading partners and to new capital markets. We have built our private network, which is managed through our network operations centers, with the capacity provided by over 80 carriers. Our provisioning services are able to activate new connections on our private line network faster than traditional network carriers, often in a matter of hours. Additionally, our private network provides connectivity to a global financial services community of over 2,700 sites, further differentiating us from our competitors.

We have grown the Network Services business by leveraging our long-standing relationships with inter-dealer brokers to expand into new markets and our position in trading floor systems to cross-sell into our Trading Systems customer base. We have developed a strategy of connecting our Financial Services customer base to our secure private network. We refer to this as our on-net strategy, which allows us to rapidly activate new circuits. Additionally, through the recent WestCom acquisition, we more than doubled the size of our Network Services business. We now are a leader within this segment, offering comprehensive geographic coverage, digital connectivity to a global community, and a broad portfolio of voice and data services for financial traders. Our voice and data network extends over 45 countries and 6 continents to allow us to deliver over 60,000 connections. Other key services include business continuity services, hoot and holler and data services to support electronic trading.

Command Systems

Our Command Systems segment provides specialized, mission-critical communications products and services to our customers in the public safety, energy and power, government security and transportation sectors. We are a fully-integrated solutions provider in this fragmented industry which we estimate to be an approximately $2.5 billion global market. Our offering includes a wide portfolio of products such as radio dispatch consoles and E-911. We integrate these consoles with software solutions such as Mapping, Automatic Vehicle Location, or AVL, Computer-Aided Dispatch, or CAD, and Records Management Systems, or RMS, which allow our Command Systems customers to expedite and better manage emergency responses. We believe our Command Systems segment represents a large and growing opportunity for us both in terms of market share growth as well as participation in favorable market trends, such as Homeland Defense spending and the need for interoperability among various public safety agencies.

We officially launched the Command Systems segment in 2004 as an expansion initiative that would enable us to leverage our existing financial services products and services to a broader customer base with similar communications needs. We have since been a leading consolidator in this market segment, acquiring core assets and building on our local presence, technical expertise, infrastructure and scale to create end-to-end solutions that differentiate us from competing providers. In November 2004, we acquired Orbacom, a radio dispatch console manufacturer with more than 75% of its business in the public safety sector, to obtain a foothold in this growing segment. Our Geo911 acquisition, in March 2006, enabled us to greatly expand our application offering by acquiring a robust CAD/RMS solution. In March 2007, we acquired Positron, which at the time of its acquisition was the second largest North American 911 solutions provider with a long-standing market reputation. Positron increased our installed base to approximately 2,300 customers and provides us with an attractive technology platform from which we plan to grow our Command Systems brand position.

We believe we will be able to take advantage of future growth opportunities in this segment as a result of further facility centralization at the state and regional levels and increased emergency response spending by public safety and government security entities. We believe our scale and stable history are important differentiators when competing for key projects with smaller companies that historically have served this market. With our recognized brand, leading market position and expertise from the Trading Systems and Network Services segments, we believe that we are well-positioned to take advantage of this growth opportunity.

Our Competitive Strengths

We believe the following competitive strengths position us well to maintain and extend our leadership:

•	Market Leading Position. We are a leader in all the market segments in which we operate. Within Trading Systems, we believe we have a greater than 50% share of global installed trading positions. Our Network Services division operates the largest voice grade private line network in the financial trading community connecting more than 2,700 sites in over 45 countries. We are able to activate new connections between trading counterparties in a fraction of the time usually required by our competitors and offer greater routing diversity to maximize resiliency. We also have been growing our position in the command systems industry and are the second-largest provider in the North American E-911 market as measured by installations in PSAPs.

•	Differentiated Solutions. Mission-critical communications differ significantly from general enterprise telephony and data communications and require enhanced functionality, interoperability, reliability and 24/7 service. Within Financial Services, our combined Trading Systems and Network Services solutions differentiate us as one of the few integrated providers of trading systems, maintenance services and network services. Within Command Systems, our integrated desktop solution distinguishes us from other players in this fragmented industry and provides us with significant growth opportunities.

•	Technology Leadership. We have established ourselves as an innovator in the markets in which we operate by consistently introducing new products and services that increase our customers’ operating efficiencies. For example, in 2001 we were the first to introduce a VoIP-

enabled trading platform. We have tested and refined this technology and introduced our second generation VoIP desktop platform in summer 2006. This year, we also launched a VoIP service to deliver enhanced disaster recovery capabilities. Our technological expertise and innovation, as well as our data applications and network services, continue to differentiate us from our competitors.

•	High Customer Loyalty. We consistently have retained customers over an extended period of time. The average relationship with our top ten Trading Systems customers is approximately 19 years and with our top ten Network Services customers is approximately 9 years (including relationships with our predecessors and companies that we have acquired). We pride ourselves on long-term, collaborative customer relationships and believe that our ability to consistently meet demanding performance and service requirements has enabled us to develop a loyal, blue chip customer base. In addition, our design collaboration provides us multi-year insight into our customers’ future needs. As a result of our demonstrated capabilities, as of December 2007 more than 90% of our eligible Trading Systems customer base is on a maintenance contract, and for the four year period from 2004 to 2007, we had a 90% win rate within Trading Systems, based on the number of bids where we were the incumbent provider.

•	Global Scale. Our worldwide operations span over 3,500 customers in more than 60 countries across 6 continents. Our global scale, service capabilities and distribution partnerships enable us to address projects of any size virtually anywhere in the world. We also have created a worldwide managed network connecting over 80 cities. We believe this global scale provides us with a significant advantage, particularly in the fragmented Command Systems market where smaller players may be less financially stable.

•	Proven Management Team. Our senior management team has an average of 22 years of experience in the industries in which we operate, a proven track record for delivering strong financial performance and a history of successfully identifying, executing and integrating acquisitions.

Our Strategy

We believe our strategy will allow us to continue to significantly grow revenue and profits:

•	Capitalize on Favorable Industry Trends. Within the financial services industry, we are well-positioned to benefit from industry trends such as geographic expansion of trading locations, asset class growth and buy-side activity. In addition, relocation of trading floors and mergers and acquisitions activity by financial services institutions is driving replacements and upgrades. Business and regulatory focus on continuity and interconnectivity is expected to drive the need for additional network and ancillary services. Within the command systems industry, we are well-positioned to benefit from the evolution from current voice-centric, legacy telephony infrastructure toward fully interoperable, data-centric IP-based solutions. In addition, federal fund allocation specifically has been tied to interoperability, which also will drive the shift to IP-based solutions.

•	Expand Penetration of Products and Services we Deliver Through Our Sales Channels. Within the financial services industry, we have a significant installed core equipment maintenance and services base. We successfully have expanded from this base developing new products and services, built on our understanding of our customers’ business environment, our reputation for high quality products, our long-term customer relationships and our well-positioned sales and service resources. Within Command Systems, our ability to provide an end-to-end dispatch portfolio allows us to market new products and services to existing customers. We intend to continue to expand our solutions to include VoIP-based business continuity and compliance solutions, software applications and additional managed services.

•	Increase Our Geographic Reach. We have opened eight new offices internationally over the past six years in China (Beijing/Shanghai), France, Germany, Indonesia, Italy, Japan and Malaysia. Within our Financial Services division, revenues increased in the EMEA and Asia Pacific regions by 139.9% and 330.7% respectively, from 2002 to 2007. Increasing revenues from outside the United States have diversified our total revenue profile, with the total share of foreign financial services revenues increasing from 32.0% in 2002 to 46.3% in 2007. We intend to expand our geographic presence to increase our addressable customer base. Within Command Systems, we have a number of customers within the international marketplace that we intend to leverage to expand our overall international business portfolio.

•	Pursue Global Platform Standardization Opportunities. Global platform standardization is being driven by interoperability of technology, regulatory compliance and a desire for lower costs using standardized platforms. We believe that within our existing client base of global accounts, we are well-positioned to convert non-IPC floors to IPC systems. Global platform standardization can result in the eventual conversion of floors with legacy equipment from other providers. The demands of our large multinational customers are well-suited to our differentiated offerings, including our VoIP-based technologies and global service capabilities. Our multi-lingual Command Systems software solutions also are well-suited to help drive adoption in additional international markets.

•	Expand Our Overall Solutions Portfolio. We continue to evaluate additional solutions that are needed within the markets that we serve. We believe we have the capability to offer new solutions to our primary customers in both divisions, through internal development and potentially additional strategic acquisitions.

•	Continue to Grow Cash Generation of the Business. Our high margins, modest capital expenditure and working capital requirements, broad service offering and visibility into our customers’ business needs has enabled us to generate significant amounts of free cash flow. We intend to continue to focus on cash generation.

•	Continue to Grow and Complement Our Business Through Acquisitions. We have a proven history of successfully identifying, executing and integrating acquisitions. We intend to continue our growth through a disciplined and focused acquisition strategy, as exemplified by our recent WestCom and Positron acquisitions, which added strategic scale, complementary products and additional technologies.

Products and Services

Financial Services

We leverage our leading position in Trading Systems and Network Services to develop complementary products and services that allow us to install and manage some of the most complex trading platforms in the world. The foundation of our solutions is the comprehensive knowledge of the entire trading ecosystem and the integration between our trading platform technology and our service capabilities. The result is an integrated portfolio of products and services that we assemble to create a fully managed trading solution for our customers. For instance, our Enhanced Business Continuity solutions allow us to tailor our trading floor design jointly with the network services design and to offer an array of business continuity options for all market segments and customer sizes. Another hallmark of our solutions is our ability to create a seamless, integrated trading environment from geographically dispersed trading locations and technology data centers and to maximize a customer’s ability to recover from anticipated and unforeseen business interruptions.

Trading Systems

Professionals and supporting staff in the trading community utilize specialized communications equipment, software interfaces, dedicated private voice and data networks, voice recording and retrieval and integrated software applications. Our customers require functionality that allows users to interact collaboratively with intra-firm colleagues, clients and counterparties globally. Our product set is designed to increase trading room productivity and enhance collaboration on and off the trading floor, while ensuring compliance with government regulations and customer policies. The following are some of our primary Trading Systems products and services:

Desktop Products and Software

•	Turrets. Our flagship turret devices combine highly specialized hardware and software that cater to traders’ demanding functionality requirements. These products represent the outcome of extensive man-machine interface studies and include IQ/MAX, a native VoIP device released in 2006, the IQMX, the first VoIP turret released in 2001 and the Slimline, a circuit-based solution.

•	Enterprise Hoot and Intercom (EHI). EHI is a VoIP solution that extends trading floor communication off-floor to non-trading staff such as private wealth managers and retail banking personnel. The solution complements our robust network services offerings and allows non-turret users to receive hoot audio and interact with turret users on the trading floor.

•	IQ/Impact. IQ/Impact integrates turret communications with a trader’s workflow and other PC-based applications. Examples of desktop integration include integration with personal productivity packages, customer relationship management (CRM) systems and disparate external databases, such as market data applications.

Infrastructure Products and Software

•	Alliance MX Switch. The Alliance MX is our specialized, scalable backroom switching platform that delivers non-blocking, fault tolerant connectivity. We offer the Alliance MX with computer telephony integration and voice recording equipment.

•	Enterprise IP Recording. Enterprise IP Recording is a secure, integrated recording solution that allows customers to locate their recording infrastructure anywhere on their network and automatically record conversations regardless of trader location.

•	Enterprise Mobility and Business Continuity. Enterprise mobility and business continuity includes several distinct product components that provide increased access to and mobility of all trading resources during normal operation or states of business interruption. Product components are the recently introduced Nexus Suite, Global Free Seating, Station Redirect and Line Networking. The combination of these offerings enables traders to log on to any trading desktop and access their personalized profile as well as recover from the lack of availability of critical technology infrastructure due to unforeseen circumstances.

Maintenance Service

We maintain our equipment at our customers’ facilities around the world 24/7, 365 days a year through a combination of resources at our remote Global Solutions Operations Centers, or GSOCs, technicians at our 36 global offices or dedicated onsite staff at large installation sites.

Network Services

Our Network Services are focused on providing secure and dedicated voice and data connections between counterparties on our global network platform. Extending digital and VoIP network connectivity to trading firms to bring them on-net to our private network is a fundamental component of our purpose-built network. We use local, regional and global carriers to connect IPC points of presence, or POPs, in over 80 cities where we connect directly to our on-net financial services community of over 2,700 sites around the world. Our on-net approach creates several important advantages to support a superior mission-critical communications service:

•	single day circuit provisioning between any on-net trading counterparties;

•	24/7 end-to-end global service management and monitoring;

•	carrier diversity to support network resiliency and customer access diversity; and

•	a private network platform to offer enhanced services to financial services firms.

Our Network Services include:

•	Voice Grade Private Lines. Traders need to communicate with counterparties over secure and reliable private voice circuits. Our purpose built network allows us to provision trader voice circuits between any two on-net trading locations in just hours compared with days or weeks for traditional carriers. With over 60,000 trader voice circuits provisioned on our global network, we are the leading provider of trader voice services.

•	Enterprise Voice Service (EVS). EVS is a suite of IP-based voice services that includes point-to-point Private Lines, as well as network resilience and business continuity. EVS simultaneously delivers a single voice circuit to multiple trading floor locations to meet a financial institution’s requirements for robust business continuity solutions.

•	Hoot and Holler. Hoot and Holler communications solutions support the institutional trading community’s need for instant broadcast of commentary, market developments and trade orders among multiple locations.

•	Data Services. Our data services are focused on financial services firms seeking low latency, highly secure broadband connectivity among internal offices, data centers, business continuity sites and trading partners worldwide. We ensure our dedicated data connections meet the highest standard for availability and service performance.

•	Ethernet Transaction Service (ETS). ETS offers on-net trading firms secure and reliable Ethernet private lines (E-Lines) to support inter-firm data communications, electronic trading as well as traditional trader voice services.

•	Advanced Fault Management. Our Advanced Fault Management solution is an integrated 24/7 monitoring of the entire voice communication infrastructure by our GSOCs, which proactively monitor our network 24 hours a day, 7 days a week and 365 days a year to rapidly identify and resolve incidents.

•	Total Circuit Management. Our Total Circuit Management solution assists customers to adapt their trading platform as their business needs evolve.

Command Systems

We offer a robust suite of specialized, mission-critical communications products and services to our customers in the public safety, energy and power, government security, and transportation sectors. Our Command Systems solutions cover E-911 call-handling, radio dispatch consoles, CAD applications, mapping, automated vehicle location (AVL), mobile data applications, logging recorders, information management and RMS solutions. Our solutions portfolio offers tight integration among various applications and modules to empower our customers with a high-quality transaction management tool necessary for handling mission-critical events. We also offer software life cycle management services that include consultation, project management, staging, installation and training to our command systems client base.

Our Command Systems solutions fall into several major categories:

•	Advanced Telephony. Our advanced telephony solutions utilize capabilities we developed primarily for application within the financial services market, which also have relevance to certain command systems environments. Functionality includes extensive conferencing, intercom and open broadcast circuits.

•	9-1-1 Telephony. 9-1-1 telephony automatically displays the phone number and physical address of the telephone that has dialed 9-1-1. The purpose is to expedite the incident report creation process and enable first responders to more quickly arrive at the site of a reported incident.

•	Land Mobile Radio Dispatch Consoles. These dispatch console solutions control private two-way land mobile radio infrastructure.

•	Computer-Aided Dispatch (CAD) Applications. Our CAD applications plot the physical locations of remote apparatus and personnel relative to an incident and automatically assign the most appropriate resources to the situation. Our CAD applications are offered in fixed desktop and mobile versions that can be used in the field.

•	Records Management System (RMS) Software. RMS serves as an electronic repository of incident information, including voice conversations, video, photographs and reports. This facilitates case-building and improves incident response by enabling the dispatch of resources in consideration of historical events.

•	Mapping, Automated Vehicle Location, Mobile Data and Management Information Systems. These applications typically operate in conjunction with one of our core products, such as E-911, CAD, and/or RMS. Our ability to offer a comprehensive solution suite enables us to combine applications that better manage the workflow of a mission-critical incident.

Customers

Within Financial Services, our primary customers are leading global financial institutions that require high standards for performance and reliability. These firms include financial institutions that represent the sell-side of the business, buy-side firms such as investment management and insurance companies, inter-dealer brokers, commodity trading firms and exchanges. The operations of our customers are communications intensive, and they have specialized demands for speed, functionality, integration, reliability, voice quality and service. Equipment interoperability between generations of technology across different geographies also is critical for these customers.

We approach each of our client relationships with a long-term view and interest in partnership, which allows us to build lasting relationships. We consistently have retained customers over an extended period of time. Long-term customer relationships allow us to better understand and meet our customers’ needs. Our average relationship tenure with our top ten Trading Systems customers is approximately 19 years, while our average relationship tenure with our top ten Network Services customers is approximately 9 years (including relationships with our predecessors and companies that we have acquired).

Within Network Services, fail-safe connections and rapid line provisioning are critically important to our customers. We organically have grown our Network Services business by leveraging our leading position in trading floor voice communications and cross-selling into our Trading Systems customer base. In particular, our core sell-side clients have been a key growth driver, helping to broaden Network Services from our traditional customer base of international brokers. Overall, our largest clients have been increasing their amount of Network Services spending, as sell-side firms expand internationally and commercial banking firms expand trading operations. Some of our Financial Services customers include:

Buy-side Customers:	Sell-side Customers:
• AIG	• Bank of America	• Goldman Sachs
• Alliance Capital	• Bank of Tokyo-Mitsubishi	• HSBC
• Brownstone Advisors	• Banca IMI	• HVB
• KKR Financial	• Carnegie Investment Bank	• JPMorganChase
• Susquehanna	• CIBC	• Merrill Lynch
• TIAA-CREF	• CLSA	• OCBC
	• Credit Suisse	• UBS
	• Deutsche Bank	• Wachovia

Exchange Customers:	Inter-Dealer Broker Customers:
• Chicago Mercantile Exchange	• ICAP
• The New York Stock Exchange	• Tullet

Our Command Systems customer base is highly weighted toward public safety agencies. In addition, we have customers within the energy and power, government security, and transportation sectors. We believe customers in these four sectors increasingly place value on the ability to purchase integrated hardware and software to implement end-to-end solutions. Some of our Command Systems customers include:

Public Safety Customers:	Energy and Power Customers:
• Hernando County Sheriff	• Con Edison
• Houston Police Department	• CONVEX
• Los Angeles Fire Department	• NEMMCO
• Miami Police Department	• PECO
• Policia De Puerto Rico	• Sierra Pacific Power

Government Security Customers:	Transportation Customers:
• Air Mobility Command	• Dallas Area Rapid Transit
• Air National Guard	• DFW International Airport
• Bureau of Land Management	• JetBlue Airways
• FEMA	• New Orleans International Airport
• National Security Agency	• Port Authority of NY and NJ

As a whole, our top ten customers, all of which are major financial institutions, accounted for $198.7 million, or 40.9% of total consolidated revenues in 2007. For 2007, the top 20 customers accounted for approximately $251.1 million, or 51.7% of consolidated total revenues.

Sales and Marketing

Financial Services

Our Financial Services sales efforts are organized on a global basis to promote relationships with, and to provide products and services to, customers that have significant global operations. Our Financial Services revenues primarily are generated through direct sales. The sales organization is managed through three regions. The key regions and associated direct sales and service offices are:

•	North America, with offices in Atlanta, Baltimore, Boston, Charlotte, Chicago, Cincinnati, Dallas, Denver, Fairfield, Houston, Jersey City, Los Angeles, Montreal, New York City, Philadelphia, San Francisco, Toronto and Westbrook;

•	EMEA, with offices in Frankfurt, London, Milan and Paris; and

•	Asia Pacific, with offices in Beijing, Hong Kong, Jakarta, Kuala Lumpur, Melbourne, Shanghai, Singapore, Sydney and Tokyo.

Within Trading Systems, distributors are used in emerging markets, in territories where the installed base does not support a direct presence and where language and cultural differences require a local presence. Key areas covered by distributors include:

•	EMEA, with distributors in Austria, Bahrain, Belgium, Czech Republic, Denmark, Finland, Greece, Hungary, Ireland, Israel, Italy, Kuwait, the Netherlands, Norway, Poland, Portugal, Russia, Saudi Arabia, Slovakia, South Africa, Spain, Sweden, Switzerland, Turkey and the United Arab Emirates;

•	Asia Pacific, with distributors in India, Japan, Korea, the Philippines, Taiwan, Thailand and Vietnam; and

•	North, Central and South America, with distributors in Argentina, Brazil, Chile, Mexico and Peru.

We have a select number of worldwide accounts with some of the largest institutions that we classify as global accounts. These clients are assigned a global account director to manage and coordinate account activity worldwide. This approach allows the sales management team to coordinate account strategies to provide seamless support infrastructure.

Command Systems

Command Systems sales efforts target public safety, energy and power, government security, and transportation organizations globally. We target these industries and geographic markets using a direct sales force, regional telephone companies, radio dealers, subcontractor relationships with integrators, and where appropriate, through our Financial Services sales force and distributors.

We have distribution agreements with over 140 dealers, manufacturer representatives and value added resellers that principally are focused on public safety organizations in North America. We sell E-911 systems and CAD/RMS solutions through all major North American carriers (AT&T, Embarq, Qwest and Verizon) as well as certain tier two providers. We sell our suite of product solutions to integrators, who then incorporate these solutions into their overall service/solution offering. Finally, we have dedicated direct sales and sales support representatives that generate approximately half of our Command Systems revenues.

We also sell Command Systems solutions through our Financial Services sales representatives and distributors in North America and EMEA and also to customers that have both financial trading operations and command systems operations, primarily in the energy and power industry.

Competition

Within each of our operating segments, we compete to a certain extent with larger companies that have greater resources. However, we believe that none of these competitors have the integrated suite of solutions, quality and breadth of services that we offer to our customers.

Trading Systems

Our principal competitor in our Trading Systems segment is an affiliate of British Telecom. There also are other competitors that historically have achieved considerable sales particularly in their respective domestic regions. These competitors include Etrali S.A., an affiliate of France Telecom, within France, Siemens A.G. within Germany and Hitachi within Japan. We also compete to a lesser extent with smaller companies that target small, regional system installations. In the future, we may face competition from other entities that develop either equipment, software based products, service offerings or a combination of these.

We generally compete on the basis of quality and breadth of service, complexity, scale and functionality of products and solutions. We believe we are able to compete effectively due to the high quality of our products, our experience and reputation for providing outstanding service, our ability to provide a standardized technology platform on a global scale and innovative use of new technology in developing products and solutions for our customers.

Network Services

Within the voice and data network services industry, we compete with numerous small regional and local providers, including a division of BT Private Lines and Etrali (Orange) in the trader voice segment, and BT Radianz, Savvis and TNS in the data transaction services segment. We also compete to a lesser extent with large incumbent carriers that offer more traditional voice and data services and customer-owned networks. However, most large carriers have not focused their offerings on mission-critical communications products and services, and most customers have focused internal efforts on the revenue generation side of their financial services business.

We generally compete on the basis of fast and secure service provisioning, quality and breadth of service. We believe our success in this area is due to our global capabilities, technological advancements, commitment to timely delivery and service excellence as well as our ability to offer an end-to-end solution in conjunction with our products.

Command Systems

Within Command Systems, our principal competitors are Frequentis, MicroDataGIS, Modular Communications Systems, Nine One One Inc., Plant*CML, XTend and Zetron for E-911 services, Plant*CML, Vega and Zetron for radio dispatch consoles and Intergraph, New World Systems, Sungard, Tiburon and Tritech in the CAD/RMS market. Because of the highly fragmented nature of the CAD/RMS market, which is comprised of dozens of companies, we also compete to a lesser extent with various smaller local operators. We also compete with a number of large systems integrators such as Lockheed Martin and Northrop Grumman. We believe that only one of our largest competitors can provide products and services across the E-911, radio dispatch console and CAD/RMS markets.

We generally compete on the basis of breadth of product offering, scalability of technology and resource mobilization. We believe our success in this area is due to our ability to provide a robust spectrum of integrated end-to-end solutions covering installations of varying degrees of size and complexity.

Research and Development

We perform our own research and development primarily in two facilities — Fairfield, Connecticut, which is focused on Financial Services, and Montreal, Canada, which is focused on Command Systems. We believe that we have made a greater investment in research and development and brought to market more tangible communications technology innovations than other providers.

Our research and development efforts are driven by our sales and product management teams. Interoperability and integration of desktop capabilities to maximize customer efficiencies is a strategic focus. We leverage our core competencies in voice communications systems, application services and rich media delivery to provide solutions that meet the evolving needs of our customers.

Trading Systems research and development efforts primarily are focused on next generation IP equipment products, such as the IQ/MAX, software applications and enhancements to the current product suite. Command Systems research and development efforts primarily are focused on next generation dispatch console radio technology, computer telephony integration, computer aided dispatch and records management systems software, as well as sustaining engineering of our current product offerings.

Assembly

We assemble and test all our Financial Services products at our automated plant in Westbrook, Connecticut. This gives us control over product quality and production schedules and enables us to optimize designs and processes during the development stages. We perform these activities for Command Systems products at our Montreal, Canada location.

The company-owned Westbrook, Connecticut plant is strategically located near a concentration of customers in New York City and New England. We utilize an enterprise resource planning system that is linked to all branch offices and functional areas within our Company. The system enables us to capture the benefits of improved efficiencies in facilities, equipment, labor, purchasing, shipping and management overhead.

Currently, we rely on single source suppliers for selected hardware components, software and network devices used by us to provide our products and services. These supply arrangements usually cover custom components and comprise a very small percentage of the total number of components we procure. Historically, our single source suppliers have proven to be highly reliable, and we never have experienced an assembly disruption that was related to items in this category.

Backlog

Our backlog reflects signed contracts for projects. Our projects typically are completed in 3 to 12 months depending on size, scope, configuration and customer schedules. Our estimated consolidated order backlog was $208.3 million at September 30, 2007 compared with $112.1 million at September 30, 2006. The backlog consisted of $134.4 million for the Financial Services segment and $74.0 million for the Command Systems segment at September 30, 2007 compared with $103.1 million for the Financial Services segment and $9.0 million for the Command Systems segment at September 30, 2006. As of September 30, 2005, the backlog was $100.6 million, which was comprised of $95.9 million for the Financial Services segment and $4.8 million for the Command Systems segment compared with $70.8 million as of September 30, 2004 (all of which was attributable to the Trading Systems segment).

Intellectual Property

We rely on a combination of patents, trade secrets, trademarks, copyrights and other intellectual property rights, nondisclosure agreements and other protective measures to protect our proprietary rights. We currently have 12 United States patents (including design patents), 2 patent applications pending in the United States and 23 patents in jurisdictions other than the United States. We also rely on unpatented know-how and trade secrets and employ various methods, including confidentiality agreements with employees and consultants, to protect our trade secrets and know-how.

Environmental Matters

We are subject to various foreign, federal, state and local environmental laws and regulations.

We use limited quantities of and have used hazardous substances in our current and former assembly operations. Contamination has been discovered at some of our present or former facilities, principally in connection with historical operations, and investigation and remediation activities have been undertaken by us or by former owners of the sites. We currently are not aware of any claims pending or threatened against us with respect to environmental contamination, or of any investigation or remediation of contamination at any properties, that entail costs likely to materially affect us.

Environmental laws and regulations also apply to our products. Such laws and regulations are complex, and can change often. As a producer of electrical and electronic products, we are subject to requirements that govern the labeling, packaging and recycling of electronic products, the energy efficiency of electronic products, and the amounts and types of hazardous substances used in electronic products. For example, effective July 2006, the European Union (EU) Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (RoHS), restricts the use of lead and certain other hazardous substances in electrical and electronic equipment sold in the EU market. Similar laws have been enacted or are pending in other of our growth markets. Legislation relating to marking of electrical and electronic products became effective in March 2007 in China, and comparable requirements will become effective in Korea in January 2008. Other similar laws and regulations are pending in Norway and Japan and may be enacted in other jurisdictions, including in the United States. In connection with our compliance with these current and future environmental laws and regulations, we have incurred, and will incur in the future, costs, including research and development costs and costs associated with assuring the supply of compliant components from our suppliers. With respect to RoHS, we and our component suppliers rely on certain exemptions, which if revised, would require us to change our production processes to be compliant with the directive. This change could result in additional costs to us or disrupt our operations or logistics. In addition, if these laws and regulations change, we will need to adjust our manufacturing plan to comply with the laws in a timely way. Such modifications and adjustments may present a greater financial burden for us than these laws already impose.

We also incur costs in connection with product take-back requirements. For example, the EU Waste Electrical and Electronic Equipment Directive (WEEE), through member state implementing legislation, requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. In connection with WEEE, we have incurred, and will incur in the future, compliance costs, including costs associated with arrangements for take-back and disposal of our products in the EU market.

All environmental laws and regulations are subject to change or can otherwise be enacted or interpreted to result in increased environmental costs or liability to us.

Employees

As of September 30, 2007, we had 1,409 full-time employees worldwide, of which 1,373 were full-time non-union employees. On a geographic basis, there were 1,042 employees in North America, 237 in EMEA and 130 in Asia. Of these, 209 were engaged in marketing and sales, 202 in research and development, 182 in manufacturing, 365 in finance and administration and 451 in operations.

As of September 30, 2007, we also had 36 union employees in the United States who were represented by collective bargaining units and approximately 100 additional workers who were represented by collective bargaining units and were retained under labor pooling agreements that our wholly-owned subsidiary, IPC Systems, Inc., entered into with KEC-NY and KEC-NJ, each a former affiliate of ours. Under these agreements, KEC-NY and KEC-NJ were signatories to collective bargaining agreements with the union locals that represent these employees. In addition, pursuant to these agreements, KEC-NY and KEC-NJ were responsible for paying our employees, remitting payroll taxes and making any required contributions to any union benefit plans covering the employees. We reimburse KEC-NJ and KEC-NY for these expenses, pay them a total fee of $20,000 per month and have agreed to indemnify them for liabilities related to our employees, including the employees we hire pursuant to the labor pooling agreement. IPC Systems, Inc. has a standby letter of credit in place in favor of KEC-NY and KEC-NJ in an aggregate amount of $750,000 for labor compensation and benefits related to these employees.

We believe that current relations with labor are good.

Properties

As of December 15, 2007, our principal properties were as follows:

		Approximate
Location	Owned/Leased	Square Footage	Function

Westbrook, CT	Owned	85,000	Assembly and testing, warehouse, administrative functions
New York, NY	Leased	65,452	Trading Systems and Network Services sales and operations
Montreal, Canada	Leased	82,520	Assembly and testing, warehouse, administrative functions
Fairfield, CT	Leased	32,193	Engineering
London, UK	Leased	26,257	Regional operations
Jersey City, NJ	Leased	35,219	Corporate headquarters

We also lease sales offices in Australia, Canada, China, France, Germany, Hong Kong, Indonesia, Italy, Japan, Malaysia, Singapore, the United Kingdom and the United States. We believe our existing facilities are adequate for our current needs.

Legal Proceedings

We are a party to claims and lawsuits arising in the ordinary course of business. Our management believes the claims and lawsuits will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Our directors and executive officers as of December 15, 2007 are as follows:

Name	Age	Present Position

Lance Boxer	53	Chief Executive Officer and Director
Michael Bingle	35	Director
Greg Mondre	33	Director
Tony Ling	34	Director
Timothy Whelan	41	Executive Vice President and Chief Financial Officer
John McSherry	40	Senior Vice President, General Counsel and Chief Administrative Officer
Andrew Miller	48	Executive Vice President and President, Financial Services Division
Colin Knight	66	President, EMEA
Stephen Phillips	54	Managing Director, Global Sales
Marianne Leitch	55	Senior Vice President and General Manager, Network Services
Michael DeBlock	49	Senior Vice President, America Sales
Annette Erdmann	48	Senior Vice President, Engineering
Darrin Reilly	42	Senior Vice President and President, Positron Public Safety Systems
William McHale, Jr.	53	Senior Vice President, Finance
Peter Simms	49	Senior Vice President, Global Trading Systems Operations
Leo Papadopoulos	42	Vice President and Chief Technology Officer

Lance Boxer has been the Chief Executive Officer since July 2003 and a Director since February 2002. From July 2002 to July 2003, Mr. Boxer was the interim President and Chief Executive Officer of Universal Access, a telecommunications service provider. From October 2001 to July 2002, Mr. Boxer was the President and Chief Executive Officer of Sphera Optical Network, Inc., an optical metropolitan network infrastructure provider which filed a petition for relief under Chapter 11 of Title 11 of the United States Code in February 2002. From July 2000 to June 2001, Mr. Boxer was President and Chief Executive Officer of XOSoft, a content delivery solutions provider. From October 1998 to June 2000, Mr. Boxer served as President of Lucent Technologies’ Communications Software Group. Prior to that, Mr. Boxer held a variety of positions at MCI, serving most recently as Chief Information Officer from September 1995 to October 1998. Since February 2005, Mr. Boxer has served as vice chairman of the USO of Metropolitan New York. He received an MBA and BS from New York University.

Michael Bingle became a director in connection with the IPC Acquisition. Mr. Bingle joined Silver Lake Partners in 2000 and is a Managing Director and the co-head of North America. Previously, he was a principal at Apollo Advisors, L.P. Prior to that, Mr. Bingle worked as an investment banker in the Leveraged Finance Group of Goldman, Sachs & Co. He currently serves on the board of Gartner, Inc., and on the board of Visitors of the Duke University School of Engineering. Previously, Mr. Bingle was a director of Ameritrade Holding Corp., Datek Online Holdings, Inc. and Instinet, Inc. He holds a B.S.E. in Biomedical Engineering from Duke University. While at Duke, Mr. Bingle completed a two-year fellowship for the National Science Foundation, the purpose of which was to develop new ultrasound technology for medical imaging.

Greg Mondre became a director in connection with the IPC Acquisition. Mr. Mondre joined Silver Lake Partners in 1999. He is a Managing Director and the co-head of North America. Previously, he was a principal at Texas Pacific Group. Prior to that, Mr. Mondre worked as an investment banker in the Communications, Media and Entertainment Group of Goldman, Sachs & Co.

He currently serves on the boards of Avaya Inc., and Sabre Holdings. Previously he was a director of UGS Corporation and Network General Corporation. Mr. Mondre graduated from The Wharton School of the University of Pennsylvania with a B.S. in Economics.

Tony Ling became a director in connection with the IPC Acquisition. Mr. Ling joined Silver Lake Partners in 2005 and is a Director. Previously, he was a Senior Associate at Bain Capital since 1998. Prior to that, Mr. Ling worked as a management consultant at Bain & Company from 1996 to 1998. He holds an M.B.A. from the Harvard Business School and an A.B. in Economics from Harvard College.

Timothy Whelan has been our Chief Financial Officer since December 2001. From July 2000 to December 2001, Mr. Whelan held various divisional finance positions within Global Crossing. From December 1999 to June 2000, Mr. Whelan was Vice President, Finance and Chief Financial Officer of IPC Information Systems, Inc. and its subsidiary, IXnet. Mr. Whelan was Vice President of IPC Information Systems, Inc. and IXnet from May 1999 to December 1999. Mr. Whelan is a certified public accountant and previously worked for Ernst & Young from 1992 to 1999. He previously spent four years as a U.S. Naval Officer and graduated from Villanova University with a BS in accounting.

John McSherry has been our Senior Vice President, General Counsel since December 2001 and our Chief Administrative Officer since February 2007. From June 1999 to December 2001, Mr. McSherry was vice president of Business and Legal Affairs for Global Crossing’s Financial Markets division, which included IPC and IXnet, a former IPC subsidiary. Before that, Mr. McSherry worked at the Enforcement Division of the United States Securities and Exchange Commission in Washington, D.C. He also spent five years as a commercial litigator with Cahill Gordon & Reindel, a New York City law firm.

Andrew Miller has been Executive Vice President and President of our Financial Services division since December 2007. Before joining IPC, Mr. Miller served as senior vice president and chief sales officer of Monster Worldwide. Prior to his experience with Monster, Mr. Miller had over twenty years of industry experience. Between 2002 and 2006, he served as chief executive officer of Tandberg, a leader in videoconferencing technology. Prior to that, Mr. Miller spent 11 years at Cisco Systems, Inc. where he served in a variety of positions, including vice president in the sales and marketing organizations. Since May 2006, Mr. Miller has served as a director of Broadsoft, a VoIP application provider. Mr. Miller graduated from the University of South Carolina with a BS in Business.

Colin Knight has been our President, EMEA since October 2002. From August 2001 to October 2002, Mr. Knight was Vice President of Operations for O2 Ltd., a UK Cellular and mobile data operator. From October 1987 to August 2001, Mr. Knight held a variety of senior positions at Syntegra, a subsidiary of British Telecommunications that supplies financial trading systems, where he served as its deputy Managing Director.

Stephen Phillips has been our Managing Director, Global Sales since April 2007 and led the Asia/Pacific region between June 1998 and November 2007. From June 2000 to December 2001, Mr. Phillips was Vice President of Multinational Sales in Japan for Asia Global Crossing. Prior to June 1998, Mr. Phillips served for 29 years in managerial, sales and service roles in Europe, Asia and New York for British Telecommunications’ Syntegra division, a supplier of financial trading systems.

Marianne Leitch has been Senior Vice President and General Manager for Network Services since March 2007. Ms. Leitch is responsible for our Network Services business worldwide including network engineering, network operations, global sales and marketing and product management. Most recently Ms. Leitch served as our Senior Vice President for Global Network Operations. From 2003 until 2005 Ms. Leitch served as Vice President, Service Development. From 2000 through 2003, Ms. Leitch was Vice President, Product Management for Global Crossing’s Financial Markets division, which included IPC and IXnet, a former IPC subsidiary. Before that, Ms. Leitch spent 20 years with Timeplex, a network equipment company servicing the financial community, having held managerial positions in marketing, business development, sales support and finance. She also has held senior management positions with IXnet and Global Crossing. Ms. Leitch attended Kean College in New Jersey and School of Visual Arts in New York with concentrated studies in fine arts.

Michael DeBlock has been our Senior Vice President of Sales Americas since October 2003. Mr. DeBlock is responsible for IPC sales throughout North and South America. From September 2002 to October 2003, Mr. DeBlock served as the Senior Vice President of Global Accounts for IPC. From December 2001 to September 2002, Mr. DeBlock was Vice President of Sales and Operations Americas. Mr. DeBlock was Vice President of Sales Americas with Global Crossing’s Financial Markets Division which included IPC and IXnet from 1999 to 2001. Mr. DeBlock has held a variety of management positions at IPC, within Sales, Operation and Project Management. Prior to joining IPC, Mr. DeBlock was with GTE of Illinois for five years.

Annette Erdmann has been Senior Vice President of Engineering since June 2005. Ms. Erdmann is responsible for the engineering of all Trading Systems products. Ms. Erdmann served as IPC’s Vice President of Engineering between March 2005 and May 2005. Ms. Erdmann brings over 26 years of experience, most recently with Universal Access where she was Chief Information Officer between December 2002 and September 2003. While at Universal Access, Ms. Erdmann was responsible for the information technology organization and knowledge management products. She also has held senior management positions in information technology with Qwest between March 2000 and September 2002 and MCI between November 1989 and February 2000. Ms. Erdmann holds a BA in Mathematics/Computer Science from the State University of New York at Binghamton.

Darrin Reilly has been our Senior Vice President and President of Positron Public Safety Systems since September 2007. Mr. Reilly brings over 20 years of proven experience within the technology market place. Between March 2002 and September 2007, he served as the Vice President and General Manager for Motorola’s Biometrics Business Unit. During Mr. Reilly’s 17 years at Motorola, beginning May 1990, he served in many roles. Mr. Reilly received his MBA from the Kellogg School of Management at Northwestern University in Evanston, Illinois. He earned a BS, cum laude, in Marketing from Fairleigh Dickinson University.

William McHale, Jr. has been our Senior Vice President of Finance since October 2007. Before joining IPC, Mr. McHale was Chief Financial Officer and Treasurer of Infocrossing, Inc., a leading provider of IT outsourcing solutions. Infocrossing was a NASDAQ traded company until its acquisition by Wipro in September 2007. Mr. McHale brings over 25 years of industry experience, having held senior level finance and operations positions in a number of industries. Mr. McHale also spent 6 years with Arthur Andersen & Co. Mr. McHale holds a BS in Accounting, summa cum laude from Kings College and is a certified public accountant.

Peter Simms has been our Senior Vice President of Global Trading Systems Operations since August 2003. From April 2000 to August 2003, Mr. Simms was our Vice President of Manufacturing. From 1990 to April 2000, Mr. Simms was our Manager of Planning, Distribution and Order Administration at IPC Information Systems, Inc. Mr. Simms earned an MBA from the University of New Haven and a BA from Western New England College.

Leo Papadopoulos has been our Vice President and Chief Technology Officer since June 2007. Mr. Papadopoulos also served at IPC from 1995 to 2005 holding various positions within our Trading Systems segment, most recently as Vice President of Systems and Architecture. Mr. Papadopoulos has 20 years of Trading Systems design expertise and was the technology leader in our first VoIP turret system, IQMX. Prior to re-joining IPC, Mr. Papadopoulos served as Vice President of Engineering at WestCom Corp. since March 2006 and also had his own consulting business from May 2005 to March 2006. Mr. Papadopoulos holds a MS in Computer Science from Polytechnic University and a BS in Electrical Engineering from Worcester Polytechnic Institute.

Board of Directors

Composition of the Board of Directors

Our board of directors currently consists of Messrs.  Boxer, Bingle, Mondre and Ling. We expect to include at least two additional independent directors prior to the effectiveness of the registration statement of which this prospectus is a part.

Following this offering our board of directors will be divided into three classes, with the members of each class to serve for a three-year term. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

We intend to avail ourselves of the “controlled company” exception under the rules of the NASDAQ Stock Market which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors.

Committees of the Board of Directors

Our board of directors has two committees: an audit committee and a compensation committee.

Audit Committee

The audit committee recommends the annual appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. Our board of directors intends to re-evaluate the composition of the compensation committee in connection with the completion of this offering.

At the time of the offering we anticipate that one or more of our new independent directors who is a member of the audit committee will qualify as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and as “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act.

Compensation Committee

The compensation committee reviews and approves the compensation and benefits for our employees, directors and consultants, administers our employee benefit plans, authorizes and ratifies stock option grants and other incentive arrangements and authorizes employment and related agreements. Our board of directors intends to re-evaluate the composition of the compensation committee in connection with the completion of this offering.

Compensation of Directors

Outside directors who are not affiliated with us are expected to receive cash compensation for their service as members of the Board and to be reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and committee meetings. None of our officers will receive any compensation for serving as a director or as a member or chair of a committee of the Board. As an independent company, we expect to establish customary directors’ compensation practices that will be aligned with creating and sustaining stockholder value.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended September 30, 2007 should be read together with the compensation tables and related disclosures on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs summarized in this discussion.

Overview of Compensation Philosophy and Objectives

Our compensation program for named executive officers is designed to support our business goals and promote both our short- and long-term growth. Our program also is designed to retain key executive talent while also encouraging our executives to think and act like company owners, focusing on increasing shareholder value in the short- and long-term by thinking strategically and maximizing bottom line results, while mitigating risks.

The compensation of our named executive officers is based in part on the terms of their employment agreements if applicable. In addition, our “pay-for-performance” philosophy on both an individual and corporate level is in large part tied to two main performance elements: EBITDA results and individual objectives. We have adopted an approach to compensation comprised of a mix of short-term and long-term components that are designed to provide proper incentives and reward our senior management team.

Our intent regarding the compensation of our named executive officers is to provide salary levels and compensation incentives that:

•	are competitive in our three key market segments: Trading Systems, Network Services and Command Systems;

•	attract and retain talented and experienced executives;

•	incentivize our executives to be fiscally responsible in the near- and long-term; and

•	align the interests of our executives and stockholders by incentivizing the executives to increase stockholder value.

Our compensation program consists primarily of the following elements:

•	base salary;

•	annual incentive cash bonus;

•	equity compensation, principally in the form of stock options that vest over time or based on performance;

•	a benefit package that is available to all of our employees; and

•	severance and termination protections, in place for some of our named executive officers.

We believe these elements promote our compensation philosophy because these elements enable us to attract and retain high quality leadership and to ensure that the named executive officers are compensated in a manner consistent with the policies and plans adopted by our compensation committee, competitive market forces, the named executive’s individual performance and good governance.

During the fiscal year ended September 30, 2007, we did not engage the services of a compensation consultant in connection with our review of executive compensation. Rather, we used general competitive market data provided to us by executive search firms who performed several senior level searches for us during the year. We reviewed such data against the total compensation package for each named executive officer.

Our named executive officers for the fiscal year ended September 30, 2007 were: Lance Boxer (Chief Executive Officer and Director), Timothy Whelan (Executive Vice President and Chief Financial Officer), John M. McSherry (Senior Vice President, General Counsel and Chief Administrative Officer), Stephen Phillips (Managing Director, Global Sales), Marianne Leitch (Senior Vice President and General Manager, Network Services) and Michael Sheehan (former Managing Director of Global Sales).

Compensation Evaluation Process

The compensation committee of our board of directors establishes, reviews and approves the compensation program for our named executive officers and ensures on an ongoing basis that the program is effectively implementing our compensation philosophy. Our compensation committee seeks to provide each of our named executive officers a competitive compensation package that includes base salary, cash bonus and equity awards. The compensation committee reviews the base salary, bonus and equity components of our chief executive officer’s compensation. Our chief executive officer, along with input from our vice president of global human resources, evaluates the different compensation elements for our other named executive officers. Our chief executive officer discusses executive compensation matters and reviews his recommendations with the compensation committee on at least an annual basis. The compensation committee has the discretion to modify individual compensation components for our named executive officers after reviewing our chief executive officer’s recommendations.

Elements of Compensation

The compensation of our named executive officers consists of the following elements:

Base Salaries

We utilize base salary as a principal means of providing cash compensation for performing the essential elements of a named executive officer’s job. Base salaries for our named executive officers are determined on an individual basis, are based on job responsibilities and individual contribution and are intended to provide our executives with stable income. Base salaries for our named executive officers are reviewed at least annually and may be adjusted to reflect changes in job responsibilities and/or an individual’s contribution, as well as in response to competitive conditions in the market for executive talent. All proposed adjustments to the base salaries of our named executive officers are reviewed and approved by the compensation committee.

Our named executive officers’ base salaries also reflect (1) the initial base salaries that we negotiated with them at the time of their initial employment, promotion or employment agreement re-negotiation and (2) our subsequent adjustments to these amounts, which primarily are attributable to an annual performance review, changes in roles and responsibilities and cost of living adjustments, typically ranging between 2% and 5% annually.

During the fiscal year ended September 30, 2007: Mr. Boxer’s base salary was increased from $376,688 to $425,000, in connection with the renegotiation of his employment agreement; Mr. Whelan’s base salary was increased from $269,100 to $277,143, to reflect a 3% market conditions adjustment; Mr. McSherry’s base salary was increased from $218,361 to $235,000, in connection with his promotion to chief administrative officer; Ms. Leitch’s base salary was increased from $205,000 to $215,000 to reflect her expanded responsibilities in our Network Services segment; and Mr. Phillips’ base salary was increased from $201,582 to $212,368 in recognition of his promotion to managing director of global sales for Trading Systems.

Cash Incentive Compensation

Plan Overview

Our named executive officers participate in our Executive Management Incentive Plan, or EMIP. The EMIP is designed to reward executives for the achievement of our financial goals which align with our pay-for-performance philosophy. Target payout levels under the EMIP directly correspond to our performance against Adjusted EBITDA (adjusted for certain non-recurring items such as one-time integration expenses) and capital expenditure objectives discussed below. This program provides a direct and measurable way to align the executives’ goals with our corporate objectives of increasing EBITDA and creating long-term shareholder value. The EMIP is aligned with our fiscal year.

The EMIP provides monetary compensation when our annual financial and individual objectives are achieved. The target payout is a percentage of a named executive officer’s base salary and is recommended by our chief executive officer and reviewed and approved by the compensation committee. The target payout percentage is generally pre-established and dependent on the specific position and responsibilities for each named executive officer. The starting point in setting the target pay-out percentage for Mr. Boxer, Mr. Whelan and Mr. McSherry was the terms of each executive’s employment agreement. The target pay-out percentages for Mr. Phillips and Ms. Leitch were set based on their increased roles and responsibilities and benchmarked against their peers within our management team.

The compensation committee ultimately will be responsible for any changes to or questions of interpretation regarding the EMIP, and the decisions of the compensation committee will be conclusive and binding on all participants. However, we reserve the right to amend, modify or terminate the EMIP at any time, and changes to the EMIP for future years do not require consent of any participant.

Process of Granting Awards under EMIP

The annual EMIP payout is calculated based on three components: company performance against the annual consolidated Adjusted EBITDA budget, individual performance against identified individual annual objectives and Company performance against the capital expenditures budget. The weighting is 85% based on the Company’s achievement of the annual Adjusted EBITDA budget, 10% based on personal annual objectives and 5% based on the company’s achievement of the annual capital expenditures budget.

The pay-out percentage recommendation is determined by adding the performance results of all three components (Adjusted EBITDA, capital expenditures and personal objectives). The performance results for Adjusted EBITDA are determined by using the actual achievement against budget expressed as a ratio. For example, if budget is $10 million and actual year end achievement is $8.5 million, then the achievement is 0.85 of budget. The ratio of achievement is then converted to a corresponding percentage that is used to adjust the EBITDA portion of the bonus up or down. The ratio to percentage conversion is a function of a sliding scale that progresses from 0% to 200%. The following table illustrates the conversion from ratio to percentage which is used to adjust the EBITDA portion of the bonus targets:

Achievement Ratio	Target Bonus Adjustment%

1.4	200%
1.0	100%
0.9	75%
greater than or equal to 0.8	0%

The achievement percentage for the capital expenditure component is either 0% if not achieved or 100% if achieved. The capital expenditure component is weighted as 5% of the overall bonus percentage.

The achievement percentage for the personal objectives component of the bonus plan is determined by the chief executive officer for all other named executive officers and by the compensation committee for the chief executive officer. At the end of the fiscal year, the chief executive officer judges how well each named executive officer performed against the objectives and goals established at the start of the fiscal year and determines a percentage rating that will be used to increase or decrease the personal objectives component of each named executive officer’s bonus target. The personal objectives component is weighted as 10% of the overall bonus target. Personal under-achievement can range from 0% to 10%, and personal over-achievement cannot exceed 15% under the formal plan guidelines. Beyond the personal objectives component, the chief executive officer has made recommendations for discretionary bonuses outside of the formal plan for individually named executive officers as a result of extraordinary personal contributions.

Our chief executive officer and chief financial officer review the annual financial results, including actual versus consolidated Adjusted EBITDA budget and actual versus capital expenditure budget with the compensation committee. The chief executive officer then reviews with the compensation committee the total pay-out percentage recommendation inclusive of the pre-determined formula described above for the Company performance measures and the personal achievement component along with any discretionary bonuses for the named executive officers to reward significant individual contributions during the year. The compensation committee approves the final payout percentage for the EMIP program as well as all bonus awards for the named executive officers. The compensation committee has the discretion to modify a payout in the event that it disagrees with our chief executive officer’s evaluations. To date, the compensation committee has not exercised this discretion.

Once the final overall payout percentage for the year has been established, the individual payment to our chief executive officer is determined by the compensation committee, based on a review of his performance for the year. The compensation committee also determines whether the chief executive officer should be paid a discretionary bonus for efforts associated with significant contributions throughout the year.

Bonuses are paid within one month after (i) our auditor’s sign-off on our financial statements for the fiscal year and (ii) the board of directors approves the bonus amounts but in any event, no later than March 15 of the following year. However, upon a participant’s disability or death during any plan year, any bonus due will be paid on a pro-rata basis given the full number of months of employment during the plan year and based on the year to date performance. Voluntary or involuntary termination of employment for any reason other than death or disability, prior to the completion of the audit of the company’s financial statements for the fiscal year, will result in forfeiture of any bonus. Exceptions to this can only be granted by the chief executive officer, the vice president global of human resources, and the senior executive responsible for the participant whose employment was terminated.

2007 EMIP Plan

The 2007 EMIP target pay-outs for named executive officers ranged between 50% and 100% of each executive’s annual base salary. The target percentage was a function of the ability of the executive, depending on the executive’s responsibilities, to affect our financial performance. The unadjusted EMIP targets as a percentage of annual base salary during 2007 as pre-established and approved by our compensation committee were 100%, 75%, 60%, 50% and 60% for Mr. Boxer, Mr. Whelan, Mr. McSherry, Mr. Phillips and Ms. Leitch, respectively.

In 2007, Mr. Boxer approved the individual goals and objectives for each named executive officer. Mr. Boxer’s goals were determined and approved by the compensation committee.

The total EMIP pay-out percentage as a result of fiscal 2007 company performance for named executive officers was calculated at 94%. Our chief executive officer recommended to the compensation committee that the pay-out percentage be rounded up to 100% based on a year filled with extraordinary efforts and results, particularly the Positron and WestCom acquisitions. The personal objectives component for all named executive officers for fiscal 2007 was 10%.

Based upon these results, the compensation committee approved a final EMIP pay-out for each of Mr. Boxer, Mr. Whelan, Mr. McSherry, Mr. Phillips and Ms. Leitch equal to 100% of his or her respective targeted EMIP for fiscal 2007.

In 2007, our chief executive officer also recommended the following discretionary bonus payments in addition to the EMIP bonus payments: $100,000 for Mr. Whelan, $65,000 for Mr. McSherry and $65,000 for Ms. Leitch. These discretionary bonus payments were recommended by our chief executive officer and approved by the compensation committee based on the extraordinary efforts of each of these named executive officers relating specifically to the due diligence efforts and integration of the Positron and WestCom acquisitions. In addition, the compensation committee approved a discretionary bonus payment of $200,000 for Mr. Boxer in recognition of his outstanding efforts.

Equity

We grant equity incentive awards in the form of stock options to incentivize and align the interests of our named executive officers with our shareholders, to foster a long-term commitment to us and our shareholders and to attract and retain executives. Our equity compensation varies directly with each executive’s role and degree of responsibility.

For the fiscal year ended September 30, 2007, we made stock option grants to each of our named executive officers under our 2006 Stock Incentive Plan. These grants are described in the “Grants of Plan-Based Awards During the Fiscal Year Ended September 30, 2007” table below. The 2006 Stock Incentive Plan was adopted by the board of directors in September 2006, in connection with the closing of the IPC Acquisition.

The initial option grants to each of our named executive officers, which were made in October 2006 under the 2006 Stock Incentive Plan, were recommended by our chief executive officer to SLP, in connection with the closing of the IPC Acquisition. The size of the initial grants was designed to ensure that we provide incentives to and retain the executive officers who are critical to our long-term success. A number of factors were considered in determining the size of subsequent grants. These include the executive’s role and responsibility, individual performance and overall compensation package.

For all stock option grants during the fiscal year ended September 30, 2007, our board of directors set the exercise price at $5.35 per share due to the relatively short timeframe from the IPC Acquisition. This price represents the implied per share value consideration paid by our Sponsor for our predecessor’s stock in September 2006. For all stock option awards granted, our board of directors has adopted a fair market valuation determination formula based on a number of factors applicable to common stock of privately-held companies including, among other things, the total company valuation implied by the most recent round of financing, our anticipated future risks and opportunities, the lack of a liquid market for our stock and an independent analysis of the value of our common stock.

Following this offering, the compensation committee will set the exercise price at the closing price of our common stock on the NASDAQ Stock Market on the date of the grant.

All 2007 option awards, including those to our named executive officers, consist of a portion (75%) subject to time vesting and a portion (25%) subject to performance vesting. We believe this allocation strikes the proper balance between the incentive and retention objectives of these long-term equity awards. In most cases, the time vesting options become vested and exercisable, subject to continuous employment with us at the time of such vesting, 25% on the 12-month anniversary of the date of the grant; and the remaining 75% vesting in monthly increments of 1.562% of the initial grant beginning at the end of the 13th month after the date of the grant. In most cases, the performance vesting options will become vested over our first five fiscal years commencing at the end of fiscal 2007, subject to satisfaction of corporate Adjusted EBITDA targets as determined by our board of directors and to each participant’s continuous employment at the time of such vesting.

Mr. Boxer’s stock options vest over a shorter schedule, with 33.333% of his time-vesting options vesting 12 months after the date of grant, and the remaining 66.667% vesting in increments of 2.777% of the shares initially covered by the time-vesting stock option award beginning at the end of the 13th month after the date of grant. In addition, Mr. Boxer’s performance vesting options will become vested over our first three fiscal years commencing at the end of fiscal 2007, subject to satisfaction of performance targets and to Mr. Boxer’s continuous employment at the time of such vesting.

Benefits and Other Compensation

Our executives participate in our standard benefit plans, which are offered to all U.S. – based employees and include our 401(k) plan. We currently provide a matching contribution to our 401(k) plan of up to 6% of an employee’s salary up to a maximum of 50% of the allowed federal limitations for 401(k) deductions, which was $7,750 for calendar year 2007. Our matching contribution is made on a bi-weekly basis.

All of our executive officers are eligible to participate in our health and welfare benefit programs, which include a group medical group, a group dental group, a vision program, life insurance, disability insurance and flexible spending accounts. These benefits are the same as those offered to all other U.S.-based employees. Through our benefit programs, each of our named executive officers received group term life insurance equivalent to 100% of his or her annual base salary. Senior executives, including our named executive officers, are entitled to reasonable use of company provided car service.

Severance and Change in Control Benefits and Protections

We have entered into employment agreements with Mr. Boxer, Mr. Whelan and Mr. McSherry that provide them with certain severance benefits and protections in the event of certain qualifying terminations. These agreements were individually negotiated with Mr. Boxer, Mr. Whelan and Mr. McSherry.

Pursuant to Mr. Boxer’s employment agreement, if IPC terminates Mr. Boxer’s employment without “cause” or Mr. Boxer resigns for “good reason” (each as defined in the employment agreement) during the employment term, Mr. Boxer shall receive severance pay equal to the sum of (a) 18 months’ base salary and (b) the target cash bonus (if such termination occurs during the initial term through and including September 30, 2010), each as in effect as of the termination date. The severance payments are to be paid in 18 equal monthly installments commencing within 30 days of the termination date (subject to a six month delay as and if required under Section 409A of the Internal Revenue Code). If Mr. Whelan’s or Mr. McSherry’s employment is terminated by IPC without “cause” (as defined in the employment agreements), Mr. Whelan and Mr. McSherry each would be entitled to receive severance benefits of 100% of their base salary and 100% of their target bonus as in effect on the termination date to be paid in twelve monthly installments (subject to a six month delay as and if required by Section 409A of the Internal Revenue Code). The obligation to pay severance payments to each of Mr. Boxer, Mr. Whelan and Mr. McSherry is conditioned on the execution of a general release and their compliance with the non-disclosure, non-competition and non-solicitation covenants contained in their respective agreements.

Mr. Phillips and Ms. Leitch currently do not have agreements which provide for severance benefits. Accordingly, upon a termination of their employment for any reason, Mr. Phillips and Ms. Leitch would each receive their accrued salary, unreimbursed expenses and other entitlements to the date of termination, unless we decide at that time to provide additional severance payments. Although we do not have a written severance policy, we have historically negotiated severance arrangements with officers that are terminated without cause. The amount that has been paid has varied based upon the officer’s tenure and position.

Mr. Phillips and Ms. Leitch were participants in the IPC Acquisition Corp. 2006 Change in Control Plan which was adopted in August 2006 by the board of directors of IPC Acquisition Corp. in connection with the potential sale of IPC Acquisition Corp. to SLP. This plan provided for certain severance payments to be made to participants if: i) there was a change in control of IPC Acquisition Corp. prior to December 31, 2007; and ii) the participant’s employment was terminated without cause within 12 months after the consummation of the change in control transaction. If both requirements were met, the participating executives, including Mr. Phillips and Ms. Leitch, were entitled to severance benefits of up to 100% of their base salary and 100% of their target bonus in effect at the time of their termination. The September 2006 SLP transaction satisfied the change in control requirement of the plan, and the plan expired in September 2007.

In addition, awards granted under our 2006 Stock Incentive Plan in 2007 provide for the acceleration of vesting of awards in the event of certain qualifying terminations of employment and in certain circumstances in connection with a “change in control” or “exit event” (each as defined in the plan) involving our company.

If Mr. Boxer’s employment is terminated without cause or Mr. Boxer resigns for good reason his time-vesting options granted in 2007 will become fully vested and exercisable. Also all of Mr. Boxer’s unvested time-vesting stock options granted in 2007 will become fully vested in the event of a change in control or exit event. In the event of a change in control, Mr. McSherry’s, Mr. Phillips’, Ms. Leitch’s and Mr. Whelan’s unvested time-vesting stock options granted in 2007 will become vested with respect to 50% of the then unvested portion of the option. In addition, Mr. McSherry’s, Mr. Whelan’s, Mr. Phillips’ and Ms. Leitch’s unvested time-vesting options granted in 2007 will become fully vested in the event (i) their employment is terminated without cause or they resign with good reason during the 12-month period following a change in control or (ii) of an exit event.

In addition, in the event of a change in control or an exit event in which our Sponsor receives greater than 2.5 times its initial equity investment in the company, all outstanding performance-vesting options granted in 2007 and held by certain of our executive officers will fully vest. Further, if a certain executive’s employment is terminated without cause or such executive resigns with good reason, such executive’s performance-vesting options granted in 2007 will become fully vested, but will not become exercisable unless and until the occurrence of a change in control or exit event in which our Sponsor receives greater than 2.5 times its initial equity investment in the company.

The current post-employment severance and change in control benefits for each of our named executive officers are quantified in the “Estimated Payments Upon Termination or Change in Control” table. In connection with this offering, we expect to re-evaluate our named executive officers’ severance and change in control entitlements, and we plan to seek guidance on these matters from the compensation consultant that we engaged in December 2007.

Section 162(m)

Section 162(m) of the Internal Revenue Code was not applicable to us in 2007 because we were not a public company. When we become a public company, we intend to rely on exemption from Section 162(m) for a plan adopted prior to the time a company becomes a public company. This pre-initial public offering exemption no longer will be available to us after the date of our annual meeting that occurs after the third calendar year following the year after our initial public offering or if we materially modify the plan before such time.

Additional Compensation Actions Taken After September 30, 2007

In December 2007, the compensation committee increased the base salaries of the following named executive officers: Mr. Whelan’s base salary increased from $277,143 to $300,000, Mr. McSherry’s base salary increased from $235,000 to $255,000 and Ms. Leitch’s base salary increased from $215,000 to $240,000. Mr. Boxer, our chief executive officer, had recommended these increases to the compensation committee as adjustments in light of market conditions which were revealed through various senior executive recruitment efforts at the end of the fiscal year.

In late December 2007, the board of directors approved a grant of stock options under the 2006 Stock Incentive Plan to Mr. Phillips to purchase up to 48,000 shares in the aggregate at the price of $6.36 per share (a price determined by the board of directors to be equal to the fair market value on that date). The aggregate grant consists of time vesting options to purchase up to 36,000 shares and performance vesting options to purchase up to 12,000 shares. The chief executive officer recommended this grant in recognition of Mr. Phillips’ performance since being named our Managing Director of Global Sales in May 2007 and to bring his aggregate equity awards more in line with our other senior executives.

Also in late December 2007, in connection with this offering, our compensation committee retained Frederic W. Cook & Co., Inc., a third party compensation consulting services firm, to assist in the evaluation of our named executive officer compensation program. We intend to supplement the information provided to the compensation committee by Frederic W. Cook & Co., Inc. with market information and data we obtain from participation in market surveys that target the high technology, software and communications industries.

On December 3, 2007, we entered into an employment agreement with Andrew Miller (the “Miller Employment Agreement”) which provides that Mr. Miller will serve full-time as our executive vice president and president of our Financial Services division through the second anniversary of the Miller Employment Agreement. Mr. Miller will be responsible for our Network Services and Trading Systems business segments and the associated product development, sales, engineering, and operations departments.

The Miller Employment Agreement provides Mr. Miller with an annual base salary of $400,000. In addition, for each fiscal year that Mr. Miller remains employed during the term of the agreement, Mr. Miller will be eligible to receive a cash target bonus of up to 75% of his base salary, upon attainment of performance goals set in advance by our chief executive officer and our board of directors. We paid Mr. Miller a sign-on bonus of $50,000 on December 28, 2007. Mr. Miller also receives medical, dental and other benefits that are commensurate with his position.

Under the Miller Employment Agreement, Mr. Miller also will be eligible for relocation assistance not to exceed $250,000. We also will provide temporary housing for Mr. Miller in the vicinity of Jersey City, New Jersey and reimburse Mr. Miller for all reasonable pre-approved expenses for him and his immediate family for air travel between their residence as of the date of the Miller Employment Agreement and our headquarters until the earlier of July 1, 2008 or the date Mr. Miller secures permanent housing in the Jersey City, New Jersey area. If any of the amounts set forth in this paragraph are included in Mr. Miller’s gross income, we will pay Mr. Miller an additional amount to ensure that the amount that Mr. Miller receives after applicable statutory withholdings is the full amount that Mr. Miller would have received if such amounts were not subject to state and federal income tax and the Federal Income Contributions Act tax.

Pursuant to the Miller Employment Agreement, in late December 2007, the board of directors approved a grant of options to acquire 500,000 shares of our common stock, subject to the terms of the 2006 Stock Incentive Plan, at an exercise price of $6.36 per share (determined by the board of directors to be the fair market value of our common stock on the date of grant). Seventy-five percent, or 375,000 of the options are time-vesting options and 25%, or 125,000 of the options are performance-vesting options. In addition, Mr. Miller has agreed to invest $100,000 in our common stock prior to June 3, 2009 at the fair market value of the stock on the date of purchase and to become party to the management stockholders’ agreement then in effect.

Pursuant to the Miller Employment Agreement, if Mr. Miller is terminated without “cause” or resigns for “good reason” (each as defined in the Miller Employment Agreement) during the term of the agreement, he shall receive severance pay equal to the sum of (a) 100% of the base salary and (b) 100% of the annual target bonus, each as in effect as of the termination date and (c) certain accrued compensation including any earned but unpaid base salary or bonus. The severance payments will be paid in 12 equal monthly installments commencing within 30 days of the termination date (subject to any delay as and if required under Section 409A of the Internal Revenue Code in order to prevent the imposition of an excise tax). The obligation to make severance payments is conditioned on Mr. Miller executing a general release and complying with the non-disclosure, non-competition and non-solicitation covenants contained in the Miller Employment Agreement.

If Mr. Miller’s employment terminates for any other reason, then we are obligated to pay him any base salary and annual cash bonus earned and unpaid as of the date of termination, and to reimburse reasonable business expenses that Mr. Miller incurred in connection with his employment. In addition, if Mr. Miller’s employment terminates prior to June 3, 2009 for any reason other than termination by us for cause, Mr. Miller will be required to return the $50,000 sign-on bonus and the moving expenses reimbursed by us.

Summary Compensation Table for Fiscal Year Ended September 30, 2007

The following table sets forth information regarding compensation earned by our named executive officers during the fiscal year ended September 30, 2007.

							Change in
							Pension Value
							and NonQualified
					Option	Non-Equity	Deferred
Name and				Stock	Awards	Incentive Plan	Compensation	All Other
Principal		Salary	Bonus	Awards	($)	Compensation	Earnings	Compensation		Total
Position	Year	($)	($)	($)	(1)	($)	($)	($)		($)

Lance Boxer Principal Executive Officer	2007	382,261	200,000	N/A	769,240	425,000	N/A	12,921	(2)	1,789,422
Timothy Whelan Principal Financial Officer	2007	270,963	100,000	N/A	452,146	207,880	N/A	6,265	(3)	1,037,254
John McSherry Chief Administrative Officer, General Counsel	2007	227,768	65,000	N/A	247,790	141,000	N/A	5,254	(4)	686,812
Marianne Leitch SVP, Network Services	2007	210,654	65,000	N/A	178,506	129,000	N/A	0		583,160
Stephen Phillips Managing Director, Global Sales, Trading Systems	2007	212,368	0	N/A	82,792	106,928	N/A	167,462	(5)	569,550
Michael Sheehan Former Managing Director, Global Sales	2007	193,845	0	N/A	161,000	0	N/A	310,662	(6)	665,507

(1)	Amounts in the Option Awards reflect the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2007 in accordance with FAS 123R. For additional information on the assumptions made in the valuations for the current year awards reflected in this column, please see Note 10 to our consolidated financial statements contained elsewhere in this prospectus.

(2)	Consists of 401(k) match of $8,045, personal car service of $2,561 and life insurance premium of $2,315.

(3)	Consists of 401(k) match of $6,265.

(4)	Consists of 401(k) match of $5,254.

(5)	Consists of commissions of $3,713, housing allowance of $123,233, medical reimbursement of $583 (converted from Japanese Yen rate of .008982 on November 30, 2007) and school allowance of $39,933 (converted from Japanese Yen rate of .008982 on November 30, 2007).

(6)	Consists of severance of $90,000, commissions of $214,352 and 401(k) match of $6,310. Mr. Sheehan served as an executive officer until June 30, 2007 and served as a consultant from July 1, 2007 through October 31, 2007.

Grants of Plan-Based Awards During the Fiscal Year Ended September 30, 2007

The following table sets forth each grant of plan-based awards to our named executive officers during the fiscal year ended September 30, 2007.

										Exercise
									All	Price
		Estimated Future Payouts			Estimated Future Payouts			All	other	of	Grant Date
		Under Non-Equity			Under Equity Incentive Plan			other	option	Option	Fair Value
		Incentive Plan Awards (1)			Awards (2)			stock	awards	Awards	of Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	awards	(3)	(4)	Awards (5)
Name	Date	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)	($)	($)

Lance Boxer		—	425,000	850,000
	10/19/2006				121,313	242,626	242,626			5.35	681,778
	10/19/2006							N/A	531,595	5.35	1,493,783
	8/22/2007				18,750	37,500	37,500			5.35	106,125
	8/22/2007							N/A	112,500	5.35	318,375

Timothy Whelan		—	207,880	415,760
	10/19/2006				108,364	216,727	216,727			5.35	609,004
	10/19/2006							N/A	470,257	5.35	1,321,423

John McSherry		—	141,000	282,000
	10/19/2006				67,472	134,943	134,943			5.35	379,191
	10/19/2006							N/A	224,906	5.35	631,985
	4/26/2007				5,000	10,000	10,000			5.35	27,100
	4/26/2007							N/A	30,000	5.35	81,300

Stephen Phillips		—	106,928	215,834
	10/19/2006				11,586	23,172	23,172			5.35	65,114
	10/19/2006							N/A	69,516	5.35	195,341
	4/26/2007				7,500	15,000	15,000			5.35	40,650
	4/26/2007							N/A	45,500	5.35	121,950

Marianne Leitch		—	129,000	258,000
	10/19/2006				53,841	107,682	107,682			5.35	302,587
	10/19/2006							N/A	143,122	5.35	402,172
	4/26/2007				6,250	12,500	12,500			5.35	33,875
	4/26/2007							N/A	37,500	5.35	101,625

Michael Sheehan		—	120,000	240,00
	10/19/2006				53,841	107,682	107,682			5.35	302,587
	10/19/2006							N/A	143,122	5.35	402,172

(1)	The amounts in the “Target” column represent target payments under our Executive Management Incentive Plan for the fiscal year ending September 30, 2007. There was no “threshold” bonus payable to any named executive officer under this plan or under any employment agreement.

(2)	The amounts in these columns represent performance-vesting options granted under our 2006 Stock Incentive Plan.

(3)	The amounts in this column represent time vesting options granted under our 2006 Stock Incentive Plan.

(4)	The amounts in this column represent implied fair value of one share of our common stock based on the purchase price of the IPC Acquisition.

(5)	The amounts in this column represent the aggregate grant date fair value of the stock options, computed in accordance with FAS No. 123R.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

The following discussion summarizes the material terms of the employment agreements or other similar arrangements we have with our named executive officers.

Lance Boxer

We entered into an employment agreement with Lance Boxer dated April 1, 2006 setting forth the terms and conditions of Mr. Boxer’s service as the chief executive officer of our predecessor and as a member of the board of directors of our predecessor. This agreement was amended as of August 17, 2007 (the “Amended Boxer Employment Agreement”).

During the initial term, which commenced on April 1, 2006 and continues through and including September 30, 2010, Mr. Boxer will serve as our full-time chief executive officer and as a member of our board of directors. Under the Amended Boxer Employment Agreement, Mr. Boxer’s annual base salary was set at $425,000, effective as of August 14, 2007. In addition, for each fiscal year during the initial term, Mr. Boxer is eligible for a target cash bonus of up to 100% of his base salary, upon the attainment of performance goals set in advance by mutual agreement between Mr. Boxer and the board of directors, and Mr. Boxer also is entitled to participate in any employee benefit plans that are provided generally to our senior executives.

The Amended Boxer Employment Agreement also provides that during the period subsequent to the initial term through September 30, 2012, which is referred to as the additional term, Mr. Boxer will be employed in a non-officer capacity as mutually agreed to by Mr. Boxer and us. The Amended Boxer Employment Agreement states that we and Mr. Boxer expect that Mr. Boxer’s services during the additional term will be at an annual rate that is at least 20% of the services rendered, on average, during the initial term, with an annual salary that is equal to at least 20% of Mr. Boxer’s average annual salary for the 2007, 2008 and 2009 calendar years.

Pursuant to the terms of the Amended Boxer Employment Agreement and subject to the terms of the 2006 Stock Incentive Plan, (1) Mr. Boxer received options to acquire 150,000 shares of our common stock at an exercise price of $5.35 per share and (2) on August 22, 2007 our board of directors approved an additional grant of options to acquire 500,000 shares of our common stock at an exercise price of $5.35 per share, which options were issued to individuals in amounts designated by Mr. Boxer to the board, in his sole and absolute discretion.

Under the Amended Boxer Employment Agreement, we shall reimburse Mr. Boxer for the premium on a $2 million term life insurance policy, up to an annual amount equal to the annual premium rate on such policy in effect on June 19, 2003. In addition, following the termination of Mr. Boxer’s employment under the Amended Boxer Employment Agreement, Mr. Boxer may elect to continue to participate, for a period of up to five years following the date he ceases to serve as the chief executive officer, in our group medical plan in which he was participating at the time of his termination, subject to certain limitations.

Pursuant to the Amended Boxer Employment Agreement, if we terminate Mr. Boxer’s employment without “cause” or Mr. Boxer resigns for “good reason” (each as defined in the Amended Boxer Employment Agreement) during the employment term (which includes the initial term and additional term), Mr. Boxer shall receive severance pay equal to the sum of (a) 18 months’ base salary, (b) the target cash bonus (if such termination occurs during the initial term), each as in effect as of the termination date and (c) certain accrued compensation, including earned but unpaid base salary or annual bonus. The severance payments will be paid in 18 equal monthly installments commencing within 30 days of the termination date (subject to a six month delay as and if required under Section 409A of the Internal Revenue Code). The obligation to pay such severance payments also is conditioned on Mr. Boxer executing a general release and complying with the non-disclosure, non-competition and non-solicitation covenants contained in the Amended Boxer Employment Agreement. The non-competition and non-solicitation covenants apply during Mr. Boxer’s term of employment and for 24 months following any termination of employment, and the non-disclosure covenant applies at all times.

If Mr. Boxer’s employment terminates for any other reason, then we are obligated to (1) pay him any base salary and annual cash bonus earned and unpaid as of the date of termination, (2) reimburse Mr. Boxer for reasonable business expenses that he incurred in connection with his employment and (3) provide any continued benefits to which he may be entitled under our benefit plans.

The Amended Boxer Employment Agreement also provides Mr. Boxer with a “gross-up” payment to cover any excise tax imposed upon Mr. Boxer by Section 4999 of the Internal Revenue Code for any payment, benefit or distribution from us or one of our affiliates, whether paid or distributed pursuant to the Amended Boxer Employment Agreement or otherwise. However, no gross-up payment will be made to Mr. Boxer if the original payment does not exceed 110% of the greatest amount that could be paid to Mr. Boxer without giving rise to any excise tax, and the amount of the original payment shall be reduced so that it is not subject to the excise tax. The “gross-up” obligation is subject to certain additional conditions, exclusions and limitations as set forth in the Amended Boxer Employment Agreement. In addition, if at the time of the termination of Mr. Boxer’s employment, Mr. Boxer is determined to be a “specified employee” as defined in Section 409A of the Internal Revenue Code, IPC will defer any payments under the Amended Boxer Employment Agreement in order to prevent any accelerated or additional tax under Section 409A.

Timothy Whelan

We entered into an Amended and Restated Employment Agreement with Timothy Whelan dated April 1, 2006 (the “Amended Whelan Employment Agreement”) which provides that Mr. Whelan will serve full-time as IPC’s executive vice president and chief financial officer through April 1, 2008.

The Amended Whelan Employment Agreement provides Mr. Whelan with a minimum annual base salary of $260,000 (which was subsequently increased by the compensation committee to $300,000 in December 2007). In addition, for each fiscal year that Mr. Whelan remains employed, he will be eligible to receive a cash target bonus of up to 60% of his base salary (which was subsequently increased by the compensation committee to 75% in December 2007), upon attainment of performance goals set in advance by the chief executive officer. Mr. Whelan also receives medical, dental and other benefits that are commensurate with his position.

Pursuant to the Amended Whelan Employment Agreement, if Mr. Whelan is terminated without “cause” (as defined in the Amended Whelan Employment Agreement) during the term of the agreement, he shall receive severance pay equal to the sum of (a) 100% of the base salary, (b) 100% of the annual target bonus, each as in effect as of the termination date and (c) certain accrued compensation, including any earned but unpaid base salary or bonus. The severance payments will be paid in 12 equal monthly installments commencing within 30 days of the termination date (subject to any delay as and if required under Section 409A of the Internal Revenue Code in order to prevent the imposition of an excise tax). We also will provide Mr. Whelan and his dependents with company-paid continued group medical insurance coverage during the period that severance payments are being made, subject to certain limitations. The obligation to make severance payments is conditioned on Mr. Whelan executing a general release and complying with the non-disclosure, non-competition and non-solicitation covenants contained in the Amended Whelan Employment Agreement. The non-competition and non-solicitation covenants apply during Mr. Whelan’s term of employment and for 12 months following any termination of employment, and the non-disclosure covenant applies at all times.

John McSherry

We entered into an Employment Agreement with John McSherry dated April 1, 2006 (the “McSherry Employment Agreement”) which provides that Mr. McSherry will serve full-time as IPC’s senior vice president, general counsel and corporate secretary through April 1, 2008.

The McSherry Employment Agreement provides Mr. McSherry with a minimum annual base salary of $212,000 (which subsequently was increased by the compensation committee to $255,000 in December 2007). In addition, for each fiscal year that Mr. McSherry remains employed, he will be eligible to receive a cash target bonus of up to 50% of his base salary (which subsequently was increased by the compensation committee to 60% in December 2007, upon attainment of performance goals set in advance by the chief executive officer. Mr. McSherry also receives medical, dental and other benefits that are commensurate with his position.

Pursuant to the McSherry Employment Agreement, if Mr. McSherry is terminated without “cause” (as defined in the McSherry Employment Agreement) during the term of the agreement, he shall receive severance pay equal to the sum of (a) 100% of the base salary, (b) 100% of the annual target bonus, each as in effect as of the termination date and (c) certain accrued compensation, including any earned but unpaid base salary or bonus. The severance payments will be paid in 12 equal monthly installments commencing within 30 days of the termination date (subject to any delay as and if required under Section 409A of the Internal Revenue Code in order to prevent the imposition of an excise tax). We also will provide Mr. McSherry and his dependents with company-paid continued group medical insurance coverage during the period that severance payments are being made, subject to certain limitations. The obligation to make severance payments is conditioned on Mr. McSherry executing a general release and complying with the non-disclosure, non-competition and non-solicitation covenants contained in the McSherry Employment Agreement. The non-competition and non-solicitation covenants run during the term of employment and for a period of 12 months following any termination of employment, and the non-disclosure covenant applies at all times.

Stephen Phillips

We entered into an employment letter agreement with Stephen Phillips dated May 10, 2004 setting forth the terms and conditions of Mr. Phillip’s services as our managing director of the Asia Pacific region. This agreement was amended as of February 20, 2007 (the “Amended Phillips Employment Agreement”). Mr. Phillips now serves as the managing director, global sales for our Trading Systems segment.

The Amended Phillips Employment Agreement provides for an indefinite term and provides Mr. Phillips with a minimum annual base salary of ¥22,425,000. In addition, Mr. Phillips also is eligible for a target bonus of 35% of base salary for each fiscal year he is employed by us. Mr. Phillips also is eligible for a regional special bonus with a target level of 20% of his base salary. This special bonus will be based upon performance objectives and is to be paid out at year end upon attainment of performance goals set in advance by the chief executive officer. The Amended Phillips Employment Agreement also provides for participation in the Japanese National Health Insurance Plan and obligates us (Japan) to reimburse Mr. Phillips for any amount of a claim not covered by such plan. Mr. Phillips is further entitled to receive: (i) ¥14,000,000 per year for housing and transportation costs; (ii) up to six months of key rental costs/deposits; and (iii) business travel reimbursement. We also are obligated to reimburse Mr. Phillips for all employment related Japanese taxes on his cash income from us. Under the terms of the Amended Phillips Employment Agreement, Mr. Phillips is entitled to six-month’s notice should we decide to terminate his employment for any reason except for “cause” (as defined in the agreement), in which case we may terminate his employment with immediate effect. Mr. Phillips is subject to a non-disclosure restrictive covenant during employment and subsequent to the term of his employment. In connection with his promotion to our managing director of global sales, Mr. Phillips target bonus was set at 50% of his base salary, which amount represents the total bonus payments for which Mr. Phillips is eligible.

Marianne Leitch

Ms. Leitch does not currently have an employment agreement.

Michael Sheehan

We entered into a letter agreement with Michael Sheehan, dated as of May 31, 2007, concerning his separation from employment as our managing director of global sales. Under the letter agreement, Mr. Sheehan agreed, during a transition period ending on June 30, 2007, to assist us on special projects, as requested by the chief executive officer and further agreed to serve as a consultant on special assignments during a consulting period from July 1, 2007 until October 31, 2007. Pursuant to the IPC Acquisition Corp. 2006 Change in Control Plan, Mr. Sheehan and IPC Acquisition Corp. executed a Change of Control Agreement dated as of August 7, 2006 (the “Change of Control Agreement”). The letter agreement incorporates the Change of Control Agreement and provides for Mr. Sheehan to receive an aggregate amount of severance pay equal to $360,000 to be paid bi-weekly during the severance period from July 1, 2007 through June 30, 2008. During the severance period, Mr. Sheehan also will continue to receive medical, dental and other benefits and will be subject to restrictions on (1) competition and (2) the solicitation of customers and employees, and for all periods during and after the severance period, he will be subject to nondisclosure and confidentiality restrictions relating to the confidential information and trade secrets of IPC and its affiliates.

Outstanding Equity Awards at September 30, 2007

The following table sets forth outstanding equity awards for each of our named executive officers at September 30, 2007. No stock was held by our named executive officers as of September 30, 2007.

			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option	Option
	Option (#)	Option (#)	Unearned Options	Exercise	Expiration
	Exercisable (1)	Unexercisable (2)	(#) (3)	Price ($)	Date

Lance Boxer(4)	22,964	—	—	0.90	4/2/2012
	24,474		—	0.90	4/25/2013
	1,232,875		—	0.90	7/9/2013
		531,595	242,626	5.35	10/19/2013
		112,500	37,500	5.35	8/22/2014
Timothy Whelan	154,902	—	—	0.90	4/2/2012
		470,257	216,727	5.35	10/19/2013
John McSherry	46,577	—	—	0.90	4/2/2012
		224,906	134,943	5.35	10/19/2013
		30,000	10,000	5.35	4/26/2014
Stephen Phillips	51,157	—	—	0.90	4/2/2012
		69,516	23,172	5.35	10/19/2013
		45,000	15,000	5.35	4/26/2014
Marianne Leitch	25,386	—	—	0.90	9/26/2013
		143,122	107,682	5.35	10/19/2013
		37,500	12,500	5.35	4/26/2014
Michael Sheehan	124,486	—	—	0.90	4/2/2012
		143,122	107,682	5.35	10/19/2013

(1)	Options in this column represent “rollover” options which were outstanding under the IPC Acquisition Corp. 2002 Stock Option Plan and were converted into options in respect of our common stock in connection with the IPC Acquisition. All rollover options remaining outstanding are fully vested, and are governed by the terms of the 2002 Plan, the underlying option agreements, the related rollover agreements and a management stockholders agreement.

(2)	Options in this column represent time-vesting stock options granted under the 2006 Stock Incentive Plan. Except for Mr. Boxer’s options (see note 4), each time vesting stock option vests and becomes exercisable over 5 years with 25% of the shares vesting on the first anniversary of the date of grant and the remaining 75% vesting in monthly increments of 1.562% of the initial grant beginning at the end of the thirteenth month after the date of grant.

(3)	Options in this column represent performance-vesting stock options granted under the 2006 Plan. Except for Mr. Boxer’s options (see note 4), the performance vesting options will become vested over the first five fiscal years following the date of grant, subject to satisfaction of corporate performance targets and the optionee’s continuous service.

(4)	Mr. Boxer’s time-vesting stock options vest over 3 years with 33.333% of his time-vesting options vesting on the first anniversary of the date of grant and the remaining 66.667% vesting in monthly increments of 2.777% of the initial grant beginning at the end of the thirteenth month after the date of grant. Mr. Boxer’s performance-vesting options will become vested over our first three fiscal years following the date of grant, subject to the satisfaction of corporate performance targets and to Mr. Boxer’s continuous service.

Option Exercises and Stock Vested for 2007

Our named executive officers did not exercise any options or vest in any restricted stock during the fiscal year ended September 30, 2007.

Pension Benefits for 2007

We did not maintain any pension plan for our named executive officers during the fiscal year ended September 30, 2007.

Nonqualified Deferred Compensation for 2007

We did not maintain nonqualified deferred compensation plan for our named executive officers during the fiscal year ended September 30, 2007.

Estimated Payments Upon Termination or Change of Control

The following table sets forth information concerning the payments that would be received by each named executive officer upon a termination of employment (including by reason of death or disability) or a change in control. The table assumes that the termination and/or change in control took place on September 30, 2007. For purposes of valuing the severance and vacation payments in the table below, we used each officer’s base salary rate in effect on September 30, 2007.

The value of the stock option vesting acceleration shown in the table below was calculated based on the assumption that the change in control, if applicable, occurred on September 30, 2007. The value of the option vesting acceleration was calculated by multiplying the fair value of the stock options as of September 30, 2007 by the number of shares vested, and the terms of the 2006 Stock Incentive Plan.

		Termination without cause	Termination	Voluntary
		(or, in Mr. Boxer’s case	upon	Resignation or
		only, Termination by him	Death or	Termination for	Change of
Name	Benefit	for Good Reason)	Disability	Cause	Control (1)

Lance Boxer	Severance	$1,062,500	$—	$—	$1,062,500
	Option acceleration	914,979	457,489	—	914,979
	Continued health	10,942	—	—	10,942
	Accrued vacation	28,976	—	28,976	—

	Total value	$2,017,397	$457,489	$28,976	$1,988,421	(2)

Timothy Whelan	Severance	$485,052	$—	$—	$—
	Option acceleration	—	340,057	—	447,338
	Continued health	10,473	—	—	—
	Accrued vacation	20,700	—	20,700	—

	Total value	$516,225	$340,057	$20,700	$447,338

John McSherry	Severance	$379,200	$—	$—	$—
	Option acceleration	—	197,925	—	269,672
	Continued health	10,352	—	—	—
	Accrued vacation	18,076	—	18,076	—

	Total value	$407,628	$197,925	$18,076	$269,672

Stephen Phillips	Severance	$—	$—	$—	$—
	Option acceleration	—	75,581	—	94,476
	Continued health	—	—	—	—
	Accrued vacation	16,538	—	16,538	—

	Total value	$16,538	$75,581	$16,538	$94,476

Marianne Leitch	Severance	$—	$—	$—	$—
	Option acceleration	—	$148,898	—	208,388
	Continued health	—	—	—	—
	Accrued vacation	15,493	—	15,493	—

	Total value	$15,493	$148,898	$15,493	$208,388

Michael Sheehan (3)	Severance	$360,000	$—	$—	$—
	Option acceleration	—	—	—	177,451
	Continued health	7,227	—	—	—
	Accrued vacation	—	—	—	—

	Total value	$367,227	$—	$—	$177,451

(1)	In the event of a change in control, Mr. Boxer’s time-vesting options will vest 100% and the remaining named executive officers’ time-vesting options will vest 50%. In addition, all performance-vesting options become vested and exercisable if, as a result of the change in control, our Sponsor receives greater than 2.5 times its initial equity investment. The amount above assumes that such condition was met.

(2)	We agreed in certain circumstances to make a “gross up” payment to Mr. Boxer to cover any excise tax imposed upon him in the event of a change in control. We estimate that there would be no such excise tax due and therefore no related gross up liability upon a change in control at September 30, 2007.

(3)	We entered into a letter agreement with Michael Sheehan, dated as of May 31, 2007, concerning his separation from employment as our Managing Director of Global Sales, effective June 30, 2007. The letter agreement provides for Mr. Sheehan to receive, pursuant to the IPC Acquisition Corp. 2006 Change in Control Plan, an aggregate amount of severance pay equal to $360,000 to be paid bi-weekly over a 12-month period through June 30, 2008. Mr. Sheehan is also entitled to continued health benefits through June 30, 2008. The amounts reflected on the table reflect amounts we agreed to pay him in the letter agreement.

Director Compensation for 2007

In light of our status as a controlled company, our board of directors in 2007 was comprised of three representatives from our Sponsor, Michael Bingle, Tony Ling and Greg Mondre, as well as our chief executive officer, Lance Boxer. For this reason, we did not compensate any of our directors in 2007. We expect to include at least two additional independent directors to our board prior to the effectiveness of the registration statement of which this prospectus is a part. We expect to compensate our independent directors at the current market rate. In December 2007, we engaged the services of a compensation consultant to determine appropriate director compensation.

The 2006 Stock Incentive Plan

In September 2006, we adopted the 2006 Stock Incentive Plan (the “2006 Plan”), and the 2006 Plan subsequently was approved by our shareholders in September 2006. Stock options have been granted to our employees since the plan’s adoption.

In connection with the offering, certain amendments will be made to the 2006 Plan in light of the fact that the common stock will be publicly traded following the offering. The following description sets forth the material terms of the 2006 Plan, which is incorporated herein by reference.

General Information

The purpose of the 2006 Plan is to aid us and our affiliates in recruiting and retaining key employees, directors and consultants and to motivate such employees, directors and consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. We expect that we will benefit from the added interest which such key employees, directors or consultants will have in our welfare as a result of their proprietary interest in our success.

Administration

The 2006 Plan is administered by the compensation committee of our board of directors (the “2006 Plan Committee”), which may delegate its duties and powers in whole or in part to any subcommittee thereof. The 2006 Plan Committee is authorized to interpret the 2006 Plan, to establish, amend and rescind any rules and regulations relating to the 2006 Plan, and to make any other determinations that it deems necessary or desirable for the administration of the 2006 Plan. The 2006 Plan Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2006 Plan in the manner and to the extent the 2006 Plan Committee deems necessary or desirable. Any decision of the 2006 Plan Committee in the interpretation and administration of the 2006 Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, participants under the 2006 Plan and their beneficiaries or successors). The 2006 Plan Committee shall have the full power and authority to establish the terms and conditions of any award, issued pursuant to the 2006 Plan, consistent with the provisions of the 2006 Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The 2006 Plan Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an award, issued pursuant to the 2006 Plan. Unless the 2006 Plan Committee specifies otherwise, the participant may elect to pay a portion or all of such withholding taxes by (a) delivery in shares of our voting common stock (the “Shares”) (that have been held by the participant for such period as may be established from time to time by the 2006 Plan Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles) or (b) having Shares withheld by us with a “Fair Market Value” (as such term is defined in the 2006 Plan) equal to the minimum statutory withholding from any Shares that would have otherwise been received by the participant.

Eligibility

The 2006 Plan permits the grant of stock options, stock appreciation rights, or certain other stock-based awards such as restricted stock, restricted stock units, performance shares, common stock, performance units, or cash settled awards to employees, directors or consultants of us and our affiliates. Participants are selected from time to time by the 2006 Plan Committee, in its sole discretion, from among those eligible to participate in the 2006 Plan.

Stock Subject to the 2006 Plan

A maximum of           Shares may be subject to awards under the 2006 Plan. No award may be granted under the 2006 Plan after the tenth anniversary of the effective date of the 2006 Plan. As of December 31, 2007, options in respect of an aggregate of           Shares are outstanding under the 2006 Plan.

Options

Options granted under the 2006 Plan shall be, as determined by the 2006 Plan Committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related award agreements, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the 2006 Plan Committee shall determine:

(i) Price.  The option price per Share shall be determined by the 2006 Plan Committee.

(ii) Exercisability.  Options granted under the 2006 Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the 2006 Plan Committee, but in no event shall an option be exercisable more than ten years after the date it is granted.

(iii) Exercise of Options.  Except as otherwise provided in the 2006 Plan or in an award agreement, an option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. The exercise date of an option shall be the later of the date a notice of exercise is received by us and, in certain instances as set forth in the 2006 Plan, the date payment is received by us. The purchase price for the Shares as to which an option is exercised shall be paid to us in cash or its equivalent or as designated by the 2006 Plan Committee, pursuant to one or more of the methods as set forth in the 2006 Plan, to the extent permitted by the 2006 Plan Committee. No participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an option until the participant has given written notice of exercise of the option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the 2006 Plan Committee pursuant to the 2006 Plan.

(iv) ISOs.  The 2006 Plan Committee may grant options under the 2006 Plan that are intended to be incentive stock options (“ISOs”). Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). No ISO may be granted to any participant who at the time of such grant, owns more than ten percent of the total combined voting power of all classes of our stock or of any of our subsidiaries, unless (i) the option price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any participant who disposes of Shares acquired upon the exercise of an ISO either (a) within two years after the date of grant of such ISO or (b) within one year after the transfer of such Shares to the participant, shall notify us of such disposition and of the amount realized upon such disposition. All options granted under the 2006 Plan are intended to be non-qualified stock options, unless the applicable award agreement expressly states that the option is intended to be an ISO.

(v) Attestation.  Wherever in the 2006 Plan or any agreement evidencing an award, issued pursuant to the 2006 Plan, a participant is permitted to pay the exercise price of an option or taxes relating to the exercise of an option by delivering Shares, the participant may, subject to procedures satisfactory to the 2006 Plan Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case we shall treat the option as exercised without further payment and/or shall withhold such number of Shares from the Shares acquired by the exercise of the option, as appropriate.

Stock Appreciation Rights

The 2006 Plan Committee may grant (i) a stock appreciation right independent of an option or (ii) a stock appreciation right in connection with an option, or a portion thereof. The exercise price per Share of a stock appreciation right shall be an amount determined by the 2006 Plan Committee but in no event shall such amount be less than the greater of (a) the Fair Market Value of a Share on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, or a portion thereof, the option price of the related option and (b) the minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. The 2006 Plan Committee may impose, in its discretion, such conditions upon the exercisability of stock appreciation rights as it may deem fit, but in no event shall a stock appreciation right be exercisable more than ten years after the date it is granted. The 2006 Plan Committee may grant limited stock appreciation rights (“LSARs”) that are exercisable upon the occurrence of specified contingent events. Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related awards are not exercisable while such LSARs are exercisable.

Other Stock-Based Awards

The 2006 Plan Committee, in its sole discretion, may grant or sell awards of Shares, awards of restricted Shares and awards that are valued in whole or in part by reference to, or are otherwise based on, the Fair Market Value of Shares (“Other Stock-Based Awards”). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the 2006 Plan Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Stock-Based Awards may be granted alone or in addition to any other awards granted under the 2006 Plan. Subject to the provisions of the 2006 Plan, the 2006 Plan Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such awards, issued pursuant to the 2006 Plan (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable).

Adjustments

In the event of any change in the outstanding Shares by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares other than regular cash dividends or any transaction similar to the foregoing, the 2006 Plan Committee shall, in its sole discretion and without liability to any person, make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the 2006 Plan or pursuant to outstanding awards, (ii) the maximum number of Shares for which options or stock appreciation rights may be granted during a calendar year to any participant, (iii) the option price or exercise price of any stock appreciation right and/or (iv) any other affected terms of such awards, issued pursuant to the 2006 Plan.

Change In Control or Exit Event

In the event of a “Change in Control” or “Exit Event” (as such terms are defined in the 2006 Plan), if and to the extent determined by the 2006 Plan Committee in the applicable award agreement or otherwise issued pursuant to the 2006 Plan, any outstanding awards issued pursuant to the 2006 Plan then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions may automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change in Control or Exit Event and (ii) the 2006 Plan Committee may, but shall not be obligated to, to the extent permissible under Section 409A of the Code, (A) cancel such awards for fair value (as determined in the sole discretion of the 2006 Plan Committee) which, in the case of options and stock appreciation rights, may equal the excess, if any, of value of the consideration to be paid in the Change in Control or Exit Event transaction to holders of the same number of Shares subject to such options or stock appreciation rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such options or stock appreciation rights) over the aggregate exercise price of such options or stock appreciation rights, (B) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award previously granted hereunder as determined by the 2006 Plan Committee in its sole discretion or (C) provide that for a period of at least 15 days prior to the Change in Control or Exit Event, such options shall be exercisable as to all shares subject thereto and that upon the occurrence of the Change in Control or Exit Event, such options shall terminate and be of no further force and effect.

Amendment and Termination

Our board of directors may amend, alter or discontinue the 2006 Plan, but no amendment, alteration or discontinuation shall be made, (a) without the approval of our shareholders, if such action would (except as is provided in the adjustment provisions under the 2006 Plan), increase the total number of Shares reserved for the purposes of the 2006 Plan or change the maximum number of Shares for which awards may be granted to any participant or (b) without the consent of a participant, if such action would diminish any of the rights of the participant under any award theretofore granted to such participant under the 2006 Plan; provided, however, that the 2006 Plan Committee may amend the 2006 Plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of the Code or other applicable laws.

Non-Transferability

Unless otherwise determined by the 2006 Plan Committee, an award shall not be transferable or assignable by the participant otherwise than by will or by the laws of descent and distribution. An award issued pursuant to the 2006 Plan exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

No Right to Employment

The granting of an award under the 2006 Plan shall impose no obligation on us or any of our affiliates to continue the employment of a participant and shall not lessen or affect our or our affiliate’s right to terminate the employment of such participant.

The IPC Acquisition Corp. Amended And Restated 2002 Stock Option Plan

In February 2002, IPC Acquisition Corp. adopted the 2002 Stock Option Plan, which plan was subsequently amended and restated as of April 25, 2003 (the “2002 Plan”). In connection with the IPC Acquisition in 2006, certain outstanding employee option awards under the 2002 Plan were converted into options in respect of the common stock of Trader Acquisition Corp, our predecessor company. These “rollover options” remain outstanding and are governed by the terms of the 2002 Plan, the underlying option agreements, the related rollover agreements and a management stockholders agreement.

Administration

A committee of our board of directors (the “2002 Plan Committee”) administers the 2002 Plan. Subject to certain specific limitations and restrictions set forth in the 2002 Plan, the 2002 Plan Committee has the power to make amendments to outstanding option awards issued pursuant to the 2002 Plan, to construe and interpret the 2002 Plan, to establish, amend and revoke rules and regulations for administration of the 2002 Plan in the manner and to the extent it deems necessary or advisable and otherwise to make the 2002 Plan fully effective.

Stock Subject to the 2002 Plan

Options in respect of           shares of our common stock (“Shares”) are outstanding and not yet exercised as of December 31, 2007. No new options were granted under the 2002 Plan after the closing of the IPC Acquisition.

Options

The terms and conditions of each option granted and outstanding under the 2002 Plan is governed by the terms of the 2002 Plan, the underlying award agreement, the related rollover agreement, and a management stockholders agreement.

(i) Exercisability.  All options outstanding and not yet exercised under the 2002 Plan have a term of 10 years following their original grant date, and became fully vested and exercisable in connection with the closing of the IPC Acquisition.

(ii) Exercise of Options.  The exercise of an option shall be made only by a written notice delivered in person or by mail to the Secretary of IPC at its principal executive office, specifying the number of shares subject to such exercise and, to the extent applicable, accompanied by payment therefor and otherwise in accordance with the award agreement pursuant to which the option was granted and the related rollover agreement. The purchase price for the shares as to which an option is exercised shall be paid to us as designated by the 2002 Plan Committee pursuant to one or more of the methods as set forth in the 2002 Plan, the option agreement and the rollover agreement. If requested by the 2002 Plan Committee, the optionee shall deliver the agreement evidencing the option to the Secretary of IPC who shall endorse thereon a notation of such exercise and return such award agreement to the optionee. No fractional shares (or cash in lieu thereof) shall be issued upon exercise of an option under the 2002 Plan, and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole shares.

Effect of a Termination of Employment

The 2002 Plan provides that, if the employment of the optionee is terminated for any reason other than the death or disability of the optionee or for “cause” (as defined in the 2002 Plan), to the extent the option is vested and exercisable as of the date of such termination of employment, the option shall remain exercisable for a period of one hundred and eighty (180) days immediately following such termination of employment, after which time the option shall automatically terminate in full. To the extent the option is vested on the date of a termination of employment due to death or disability, it shall remain exercisable for one year following such termination of employment, after which time the option shall automatically terminate in full. If the employment of the optionee is terminated for cause, the 2002 Plan provides that the option granted to the optionee under the 2002 Plan shall immediately terminate in full and no rights thereunder may be exercised.

Adjustment Upon Changes in Capitalization

In the event of a “Change in Capitalization” (as defined in the 2002 Plan), the 2002 Plan Committee shall conclusively determine the appropriate adjustments, if any, to (i) the maximum number and class of Shares or other stock or securities with respect to which options may be granted under the 2002 Plan, and (ii) the number and class of Shares or other stock or securities which are subject to outstanding options granted under the 2002 Plan and the exercise price therefor, if applicable. If, by reason of a Change in Capitalization, an optionee shall be entitled to exercise an option with respect to, new, additional or different shares of our stock or securities or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the option, as the case may be, prior to such Change in Capitalization.

Effect of Certain Transactions

In the event of our dissolution or liquidation, the 2002 Plan Committee shall notify each optionee as soon as practicable prior to the effective date of such proposed transaction. The 2002 Plan Committee in its discretion may provide for an optionee to have the right to exercise an option until ten (10) days prior to such transaction. To the extent an option has not been previously exercised, such option shall terminate automatically immediately prior to the consummation of the proposed dissolution or liquidation.

The 2002 Plan provides that, except as otherwise provided in the award agreement evidencing an option or in the agreement providing for our merger or consolidation or the sale, lease, exchange or other transfer of all or substantially all of our assets (each, a “Corporate Transaction”), in the event of a Corporate Transaction, each outstanding option issued pursuant to the 2002 Plan shall be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation (the “Successor Corporation”). The 2002 Plan also provides that, in the event that the Successor Corporation refuses or otherwise fails to assume or substitute for an option, the option shall become fully vested and exercisable. If the option becomes fully vested and exercisable in lieu of assumption or substitution, the 2002 Plan Committee shall notify the optionee that the option shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the option shall terminate upon the expiration of such period. All options issued pursuant to the 2002 Plan shall terminate and cease to remain outstanding immediately following the consummation of the Corporate Transaction, except to the extent assumed or substituted by the Successor Corporation. The 2002 Plan also provides that the award agreement evidencing an option shall set forth the effect, if any, of a “Change in Control” or “Exit Event” on the option (as such terms are defined in the 2002 Plan).

Non-Transferability

The 2002 Plan provides that no option issued pursuant to the 2002 Plan can be sold, transferred or otherwise disposed of by the optionee other than by will or by the laws of descent and distribution, and an option shall be exercisable during the lifetime of the optionee only by the optionee’s guardian or legal representative.

Plan Amendment or Termination; Modification of Options

The 2002 Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption. Our board of directors may sooner terminate the 2002 Plan and our board of directors may at any time amend, modify or suspend the 2002 Plan; provided, however, that no such amendment, modification, suspension or termination shall impair or adversely alter any options theretofore granted under the 2002 Plan, except with the consent of the optionee, nor shall any amendment, modification, suspension or termination deprive any optionee of any Shares which he or she may have acquired through or as a result of the 2002 Plan; and to the extent necessary under any applicable law, regulation or exchange requirement no amendment shall be effective unless approved by our stockholders in accordance with applicable law, regulation or exchange requirement. No modification of an option shall adversely alter or impair any rights or obligations under the option without the consent of the optionee.

United States Federal Income Tax Consequences of the Exercise of Options, Stock Appreciation Rights and Restricted Stock Units under the 2006 Plan and 2002 Plan

The following discussion of the United States federal income tax consequences relating to the 2006 Plan and 2002 Plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal income tax laws. Participants also may be subject to certain United States state and local taxes and non-United States taxes, which are not described below.

When a nonqualified stock option is granted, there are no income tax consequences for the optionee or the granting corporation. When a nonqualified stock option is exercised, in general, the optionee recognizes compensation income equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price. The company is entitled to a deduction equal to the compensation income recognized by the optionee.

When an incentive stock option is granted, there are no income tax consequences for the optionee or the granting corporation. When an incentive stock option is exercised, the optionee does not recognize income and the company does not receive a deduction. The optionee, however, must treat the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price as compensation income for purposes of the alternative minimum tax. If the optionee disposes of shares after the optionee has held the shares for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the optionee receives upon the disposition over the exercise price is treated as long-term capital gain to the optionee, and the company is not entitled to a deduction. If the optionee makes a “disqualifying disposition” of the shares by disposing of the shares before such shares have been held for the holding period described above, the optionee generally recognizes compensation income equal to the excess, if any, of (1) the fair market value of the shares on the date the incentive stock option was exercised, or, if less, the amount received on the disposition, over (2) the exercise price, and the company is entitled to a deduction equal to the compensation income recognized by the optionee.

When a stock appreciation right is granted, there are no income tax consequences for the participant or the granting corporation. When a stock appreciation right is exercised, in general, the participant recognizes compensation income equal to the cash and/or the fair market value of the shares received upon exercise. The company is entitled to a deduction equal to the compensation income recognized by the participant.

When a restricted stock unit is granted, there are no income tax consequences for the participant or the granting corporation. Upon the payment to the participant of shares in respect of restricted stock units, the participant recognizes compensation income equal to the fair market value of the shares received. The company is entitled to a deduction equal to the compensation income recognized by the participant.

A participant who is granted any other stock-based award generally will recognize, in the year of payment or delivery of shares or other property, compensation income equal to the fair market value of the cash or other property received. If such other stock-based award is in the form of property that is subject to restrictions, the participant will not recognize compensation until the restrictions lapse, unless the participant makes an election to recognize compensation income pursuant to Section 83(b) of the Code. The company is entitled to a deduction in the same year equal to the compensation income recognized by the participant.

The American Jobs Creation Act of 2004 introduced a new section of the Code (“Section 409A”) covering certain nonqualified deferred compensation arrangements. Section 409A generally establishes new rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) on the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the 2006 Plan may constitute “deferred compensation” within the meaning of and subject to Section 409A of the Code. The 2006 Plan is intended to be interpreted and operated in accordance with Section 409A, including any regulations or guidance issued by the Treasury Department, and contains a number of provisions intended to avoid the imposition of additional tax on the 2006 Plan participants under Section 409A of the Code. The 2006 Plan Committee may amend the 2006 Plan and outstanding awards to preserve the intended benefits of awards granted under the 2006 Plan and to avoid the imposition of an additional tax under Section 409A of the Code.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information regarding the beneficial ownership of our common stock by (1) each person known by us to beneficially own more than 5% of any class of our outstanding common stock (2) each of our directors, (3) each of our named executive officers and (4) all directors and executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person also is deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. Shares subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

The number of shares and percentages of beneficial ownership prior to the offering set forth below are based on           shares of our common stock issued and outstanding as of September 30, 2007.

Unless otherwise indicated below, the address for each person in the following table is care of IPC Systems Holdings Corp., Harborside Financial Center, 1500 Plaza Ten, 15th Floor, Jersey City, New Jersey 07311.

Shares Beneficially
Owned
	Prior to this Offering		Shares Beneficially Owned After this Offering
			Assuming the		Assuming the
			Underwriters’		Underwriters’
			Option is Not		Option is Exercised
Name of			Exercised		in Full
Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage

Silver Lake Partners
Lance Boxer
Timothy Whelan
John McSherry
Stephen Phillips
Marianne Leitch
Michael Sheehan
Michael Bingle
Tony Ling
Greg Mondre
All directors and executive officers as a group (16 persons)

CERTAIN RELATED PARTY TRANSACTIONS

Prior to the offering, the Sponsor owned substantially all of our common stock and after consummation of this offering will own approximately     % of our common stock.

Management Agreement

In connection with the IPC Acquisition on September 29, 2006 we entered into a Management Agreement with an affiliate of SLP. Pursuant to the Management Agreement, SLP provided advisory services to us in connection with sourcing, structuring and arranging the acquisition and received a one-time transaction fee of $12.0 million. In addition, the Management Agreement provides for an annual fee of $1.5 million in consideration of other ongoing management services SLP provides to us. Pursuant to the Management Agreement, we also agreed to reimburse SLP for certain costs incurred in connection with our acquisition as well as in connection with the ongoing services provided to us. Finally, the Management Agreement provides that we will indemnify SLP for liabilities incurred with its acquisition of us and the other services provided under the agreement. We expect to terminate the Management Agreement in accordance with its terms upon the consummation of the offering.

We provide project sales and installations and maintenance services negotiated on an arm’s-length basis to SLP affiliates which are settled through the collection of trade receivables. Revenue related to these services amounted to $0.4 million for the fiscal year ended September 30, 2007. SLP may in the future provide other financial advisory services to us and our affiliates. SLP affiliates also purchases goods and services from us from time to time and may do so in the future.

Management Stockholders Agreements

In connection with the IPC Acquisition, on September 29, 2006, we entered into a management stockholders agreement with affiliates of SLP and certain members of management (the “Senior Managers”). In connection with the acquisition, the Senior Managers purchased new shares in our predecessor, were granted new options in our predecessor’s common stock and, in some cases, rolled over options that were granted prior to the acquisition into options to purchase stock of our predecessor. The management stockholders agreement contains customary restrictions on transfers, tag and drag along rights and rights of first refusal. The management stockholders agreement also provides that we may call in shares and options of any Senior Manager if their employment is terminated by us (or any of our subsidiaries) for “cause” (as defined in each Senior Manager’s employment agreement or the management stockholders agreement, as applicable). Finally, the management stockholders agreement provides that the Senior Managers are to vote their shares with respect to all matters in the same proportion as the shares held by SLP. These provisions lapse upon the occurrence of certain events, including the consummation of this offering.

The management stockholders agreement also grants certain demand and piggyback registration rights to the Senior Managers in the event that we undertake to register shares or options. However, these provisions are not triggered by an initial public offering unless SLP is registering shares or options.

Finally, if we terminate the employment of Mr. Boxer without “cause” (as defined in his employment agreement) prior to October 1, 2012, Mr. Boxer may put up to 50% of his shares and up to 50% of his options to us at a price equal to the fair market value of the put options less the exercise price (in the case of stock options) or the fair market value (in the case of shares of stock).

In connection with the WestCom acquisition, on May 31, 2007 we entered into an equity contribution agreement and a stockholders agreement with Michael Hirtenstein, a former owner of WestCom, and affiliates of SLP. In connection with the WestCom acquisition, Mr. Hirtenstein rolled over a portion of his WestCom common stock into common stock of IPC. The stockholders agreement with Mr. Hirtenstein contains customary restrictions on transfers, tag and drag along rights and rights of first refusal. These provisions lapse upon the occurrence of certain events, including the consummation of this offering.

The stockholders agreement with Mr. Hirtenstein also grants certain demand and piggyback registration rights to Mr. Hirtenstein in the event that we undertake to register shares or options. However, these provisions are not triggered by an initial public offering unless SLP is registering shares or options.

WestCom Indemnification Escrow

In connection with our acquisition of WestCom, the sellers agreed to indemnify us for, among other things, state and local tax liabilities attributable to periods prior to our acquisition of WestCom, which we estimate to be $10 million in the aggregate as of May 31, 2007 $1.5 million of these liabilities have been settled to date. We currently are in the process of exploring settlement of the remaining tax liabilities with the relevant tax authorities. Pursuant to the merger agreement entered into in connection with the acquisition, the former owners of WestCom, including Mr. Hirtenstein, agreed to have $51.5 million of the purchase price placed in escrow to fund payment of these and other possible indemnification obligations to which we are entitled under the merger agreement. Mr. Hirtenstein is entitled to up to 20% of any of such escrow funds ultimately released to the sellers.

In addition, as the successor to WestCom, we inherited certain indemnification protection and related rights under separate escrow agreements arising from prior transactions involving WestCom and certain subsidiaries acquired by WestCom prior to our acquisition which also include tax indemnities for prior periods. As of December 31, 2007, there was approximately $2.2 million in the escrow fund established in connection with one of the prior WestCom acquisitions to cover the aforementioned tax liabilities of WestCom for the periods prior to the sale by Mr. Hirtenstein. Mr. Hirtenstein will be entitled to any remaining amounts in such escrow following satisfaction of the outstanding liabilities.

DESCRIPTION OF INDEBTEDNESS

The following summary of our credit facilities does not purport to be complete and is qualified in its entirety by reference to the credit agreements. See “Where You Can Find More Information”.

The First Lien and Second Lien Senior Secured Credit Facilities

On May 31, 2007, we entered into $1,225 million of new first lien and second lien senior secured credit facilities, comprised of a $840.0 million first lien term loan, a £40.4 million first lien term loan (U.S. value of $80.0 million on the closing date), a $70.0 million first lien revolving credit facility and a $315.0 million second lien term loan. The term loans were borrowed in full at closing along with $20.0 million under the first lien revolving credit facility. As of September 30, 2007 the total amount available for borrowing and letters of credit under the revolving credit facility remains $70.0 million, of which $59.1 million was available, after taking into account $8.2 million of outstanding letters of credit. We can, however, increase the committed amount under our first lien revolving credit facility or an additional first lien term loan facility by up to $200.0 million in the aggregate if one or more lenders agree to provide such incremental commitment or term loan and a maximum first lien secured leverage condition and certain other conditions are satisfied. Moreover, unlimited additional incremental facilities under either our senior secured first lien or second lien credit facilities may be added to our secured credit facilities if one or more lenders agree to provide such incremental facilities and a maximum secured leverage condition, a minimum interest coverage condition and certain other conditions are satisfied. Our first lien senior secured term loan facility matures on May 31, 2014, our first lien senior secured revolving credit facility matures on May 31, 2013, and our second lien senior secured term loan facility matures on May 31, 2015.

The first lien term loan facility is required to be repaid by us in consecutive quarterly installments of $2.1 million through March 31, 2014 and $783.3 million on the first lien term loan maturity date, assuming that we do not make any voluntary or mandatory prepayments. The second lien term loan is required to be repaid in a single bullet payment of $315.0 million on the second lien term loan maturity date, assuming we do not borrow additional amounts. The weighted average interest rate for borrowings outstanding under the first lien and second lien senior secured credit facilities for 2007 was 8.46%. We also are required to pay a commitment fee based on the total leverage ratio, per annum of the average daily unused commitments under the revolving credit facility as follows:

Commitment
Leverage Ratio	Fees

Greater than or equal to 5.5:1.0	0.50%
Greater than or equal to 4.5:1.0	0.375%
Less than 4.5:1.0	0.25%

In addition, a fronting fee in an amount not to exceed 0.125% per annum of the average maximum daily amount available to be drawn under all letters of credit issued under our first lien senior secured credit facilities, and customary administrative agent and letter of credit charges.

Borrowings under our first lien and second lien senior secured credit facilities bear interest, at our election, either based on a prime rate index plus the applicable margin on a LIBOR rate index plus the applicable margin. The applicable margin for our first lien senior secured credit facilities is based on our total leverage ratio, as defined in the first lien senior secured credit facilities. As the total leverage ratio decreases, the applicable margin decreases in accordance with the following table:

	ABR	LIBOR
Leverage Ratio	Loans	Rate Loans

Greater than or equal to 5.5:1.0	1.25%	2.25%
Greater than or equal to 4.5:1.0 and less than 5.5:1.0	1.00%	2.00%
Greater than or equal to 4.0:1.0 and less than 4.5:1.0	0.75%	1.75%
Less than 4.0:1.0	0.50%	1.50%

The allocable margin for our first lien term loans is 2.25% per annum with respect to LIBOR rate loans and 1.25% per annum with respect to ABR loans. The applicable margin for our second lien senior secured credit facilities is 5.25% per annum with respect to LIBOR rate loans and 4.25% per annum with respect to ABR loans.

Mandatory prepayments of the first lien and second lien senior secured credit facilities are required upon the occurrence of certain events, including certain asset sales, sale-leasebacks and debt issuances, as well as with 50% of the proceeds of excess cash flow, as defined in our senior secured credit facilities, if our total debt leverage ratio is greater than 5.5:1.0 (such percentage reducing to 25% if our total debt leverage ratio is less than 5.5:1.0 but greater than 4.5:1.0 and 0% if our total debt ratio is less than or equal to 4.5:1.0) net of first lien term loan amortization and voluntary prepayments of first and second lien term loans. Mandatory prepayments of the second lien term loans are not required until first lien commitments are repaid in full.

Obligations under the first lien senior secured credit facilities are secured by a first lien first priority security interest in substantially all of our assets and the assets of our domestic subsidiaries and by a pledge of 100% of the shares of domestic subsidiaries and 65% of the shares of direct foreign subsidiaries. Obligations under the second lien senior secured credit facilities are secured by a second lien first priority security interest in the same collateral securing obligations under the first lien senior secured credit facilities. Our wholly-owned domestic subsidiaries have unconditionally guaranteed our obligations under the senior secured credit facilities.

Covenants and Conditions

In addition to customary affirmative covenants, the first lien and second senior secured credit facilities include negative covenants that restrict our ability to, among others:

•	incur additional indebtedness if the interest coverage ratio after such incurrence would be greater than 2.0:1.0;

•	incur liens;

•	engage in mergers, consolidations, liquidations and dissolutions;

•	sell or lease assets;

•	pay dividends or make other payments in respect of capital stock;

•	make investments (including acquisitions, loans and advances);

•	prepay, defease or amend subordinated debt instruments and, in the case of the first lien senior secured credit facilities, second lien debt instruments;

•	enter into sale and leaseback transactions;

•	change lines of business; and

•	enter into agreements with negative pledge clauses or clauses restricting subsidiary distributions.

The first lien senior secured credit facilities also contain a maximum first lien senior secured leverage ratio when more than $30 million of revolving loans are outstanding.

Events of Default

The first lien and second lien senior secured credit facilities contain customary events of default, which include but are not limited to, the following:

•	nonpayment of principal when due;

•	nonpayment of interest, fees and other amounts after the expiration of the applicable grace period;

•	material inaccuracy of the representations and warranties;

•	breach of certain covenants, subject in the case of certain covenants to a cure period;

•	cross default based on payment or other defaults with respect to one or more items of other indebtedness in excess of amounts specified in the senior secured credit facilities;

•	certain bankruptcy events;

•	certain ERISA events;

•	failure to be in full force and effect or denial of any guarantee, pledge agreement, security agreement or mortgage, or any material provision thereof, provided by us, our parent or our material subsidiaries, subject in certain instances to a cure period;

•	certain judgments or attachments in excess of amounts specified in the senior secured credit facilities;

•	a change of control; and

•	the invalidation or failure of subordination provisions of any permitted additional debt in excess of the amount specified in the senior secured credit facilities to be legal, valid and binding obligations enforceable according to their terms.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by our amended and restated certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part, and by applicable law.

Our authorized capital stock consists of 100,000,000 shares of our common stock, par value $0.01 per share. As of December 31, 2007, there were           shares of common stock outstanding, held of record by nine shareholders. Upon the consummation of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and       shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Stock Market, which would apply if and so long as the common stock remains listed on the NASDAQ Stock Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law (“DGCL”), which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the amended and restated bylaws. Our amended and restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and bylaws provide that, unless otherwise provided in our stockholders agreement, (1) prior to the date on which SLP ceases to beneficially own at least 40% of the voting power of all the then outstanding shares of our capital stock, directors may be removed for any reason upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (2) on and after the date SLP ceases to beneficially own at least 40% of the voting power of all the then outstanding shares of our capital stock, directors may be removed only for cause, and only upon the affirmative vote of holders of at least 80% in voting power of all the shares of stock then entitled to vote at an election of directors, voting together as a single class. In addition, our bylaws also provide that, unless otherwise provided in our stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will preclude stockholder action by written consent after the date on which SLP ceases to own at least 40% of the voting power of all the then outstanding shares of our capital stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote at an election of directors, voting together as a single class, is required to amend our amended and restated certificate of incorporation or bylaws, unless the amended and restated certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation may be amended only by a vote of 75% or more of all of the outstanding shares of our capital stock then entitled to vote:

•	the classified board (the election and term of our directors);

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors, our chairman and our chief executive officer;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

Our amended and restated certificate of incorporation provides that our stockholders may amend our bylaws only by a vote of 80% or more of all of the outstanding shares of our capital stock then entitled to vote.

In addition, subject to the foregoing, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws will provide that in the event SLP ceases to own at least 15% of our issued and outstanding voting stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. If SLP were to cease to own 15% of our issued and outstanding capital stock, we expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. In such event, we would also anticipate that Section 203 could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is           .

Listing

We intend to apply to list our common stock on the NASDAQ Stock Market under the symbol “IPCA.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the consummation of this offering, we will have           shares of common stock outstanding. Of these shares, only           shares of common stock sold in this offering by us will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates”. In addition, options and warrants to purchase an aggregate of approximately       shares of our common stock will be outstanding as of the closing of this offering. Of these options,       will have vested at or prior to the closing of this offering and      will vest over the next three years. The       shares of common stock held by our Sponsor, certain of our officers and other existing stockholders after this offering will be “restricted” securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemption pursuant to Rule 144 under the Securities Act. In addition, shares of common stock will be authorized and reserved for issuance in relation to potential future awards under any new stock incentive plan or amendments to our 2006 Stock Incentive Plan to be adopted in connection with this offering.

The restricted shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rule 144; and

•	shares subject to the lock-up agreements described below will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144.

Rule 144

In general, under Rule 144 effective as of February 15, 2008, beginning 90 days after the effective date of this prospectus, a person, including any of our “affiliates” who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately of the shares outstanding immediately after this offering; and

•	the average weekly trading volume of the common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144, a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an “affiliate”, is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provision of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Agreements

The company and its officers, directors, and stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this

prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of               .

The 180-day restricted period described in the preceding paragraph will be automatically extended if during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event relating to us or prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

This agreement does not apply to any securities issued under existing employee benefit plans. See “Underwriting” for a description of the lock-up agreements.

Registration Rights

Pursuant to management stockholders agreements, we have granted certain members of our management and other stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. See “Certain Related Party Transactions”.

Stock Options

Pursuant to our 2002 Stock Option Plan and our 2006 Stock Incentive Plan, we have granted options to purchase an aggregate of          shares of our common stock. Of the outstanding shares of common stock granted subject to options,          options relating to approximately           shares of common stock have vested.

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to the stock incentive plan. Subject to the lock-up agreements described above, shares covered by these registration statements will be available for sale in the public market, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation”, “passive foreign investment company”, corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions paid to a non-U.S. holder of our common stock that qualify as dividends generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an income tax treaty or claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form), for treaty benefits, or W-8ECI (or other applicable form), for effectively connected income, respectively, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale at regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. However, the underwriters are not required to purchase the shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters also may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With Full
	Over-Allotment	Over-Allotment
	Exercise	Exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of          for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of          , (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on the NASDAQ Stock Market under the symbol “IPCA”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they also may engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law), and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at September 30, 2007 and 2006 and for each of the periods in the three year period ended September 30, 2007 as set forth in their report. We have included our financial statements and schedule in the prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of WestCom Holding Corp. and Subsidiaries and WestCom Corporation and Subsidiaries and Affiliate included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Positron Public Safety Systems Inc. at March 31, 2006 and for the year then ended included in this prospectus and registration statement have been audited by Moore Stephens Wurth Frazer and Torbet, LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the Securities and Exchange Commission maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. You may obtain further information about the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the Securities and Exchange Commission. The address of this site is http://www.sec.gov

Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the Securities and Exchange Commission. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the Securities and Exchange Commission at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the Securities and Exchange Commission as described above, or inspect them without charge at the Securities and Exchange Commission’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

IPC Systems Holdings Corp. (formerly Trader Acquisition Corp)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of September 30, 2006 and 2007	F-3
Consolidated Statements of Operations for each of the years ended September 30, 2005, 2006 and 2007	F-4
Consolidated Statements of Cash Flows for each of the years ended September 30, 2005, 2006 and 2007	F-5
Consolidated Statements of Stockholders’ Equity (Deficiency) for each of the years ended September 30, 2005, 2006 and 2007	F-6
Notes to Consolidated Financial Statements	F-7
Supplemental Financial Data: Schedule II — Valuation and Qualifying Accounts	F-57
WestCom Holding Corp. and Subsidiaries
Independent Auditors’ Report	F-58
Consolidated Balance Sheets as of May 31, 2007 and December 31, 2006 and 2005	F-59
Consolidated Statements of Operations and Comprehensive Income (loss) for the five months ended May 31, 2007, the five months ended May 31, 2006 (unaudited), the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004
F-60
Consolidated Statements of Stockholders’ Deficit for the five months ended May 31, 2007, the five months ended May 31, 2006 (unaudited), the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004
F-61
Consolidated Statements of Cash Flows for the five months ended May 31, 2007, the five months ended May 31, 2006 (unaudited), the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004
F-62
Summary of Accounting Policies	F-64
Notes to Consolidated Financial Statements	F-68
WestCom Corporation and Subsidiaries and Affiliate
Independent Auditors’ Report	F-83
Combined Statement of Income and Comprehensive Income for the year ended December 31, 2004	F-84
Combined Statement of Stockholders’ Equity (Deficit) for the year ended December 31, 2004	F-85
Combined Statement of Cash Flows for the year ended December 31, 2004	F-86
Summary of Accounting Policies	F-87
Notes to Combined Financial Statements	F-90
Positron Public Safety Systems Inc.
Independent Auditors’ Report	F-99
Consolidated Balance Sheet for the period ended March 31, 2006	F-100
Consolidated Statement of Operations and Accumulated Deficit for the period ended March 31, 2006	F-101
Consolidated Statement of Cash Flows for the period ended March 31, 2006	F-102
Notes to Consolidated Financial Statements	F-103
Consolidated Balance Sheet as of December 31, 2006	F-113
Consolidated Statement of Operations and Accumulated Deficit for the nine months ended December 31, 2006 and 2005	F-114
Consolidated Statements of Cash Flows for the nine months ended December 31, 2006 and 2005	F-115
Notes to Consolidated Financial Statements	F-116

Report of Registered Public Accounting Firm

The Board of Directors and Stockholders
IPC Systems Holdings Corp. (formerly Trader Acquisition Corp.)

We have audited the accompanying consolidated balance sheets of IPC Systems Holdings Corp. (successor to IPC Acquisition Corp.) as of September 30, 2007 and 2006, (IPC Systems Holding Corp. and IPC Acquisition Corp. together, the “Company”), and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the periods in the three year period ended September 30, 2007. Our audits also included the financial statement schedule listed in the Index on page F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPC Systems Holdings Corp. as of September 30, 2007 and 2006, and the consolidated results of operations and cash flows of the Company for the each of the periods in the three year period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Iselin, New Jersey
December 21, 2007

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Consolidated Balance Sheets

	September 30,
	2007	2006
	(In thousands, except
	share amounts)
Assets
Current assets:
Cash and cash equivalents	$6,400	$16,272
Restricted cash	41,390	19,593
Trade accounts receivables, net of allowance of $1,350 as of September 30, 2007	131,918	93,935
Inventories, net	108,033	86,150
Prepaid and other assets	10,941	7,942
Deferred taxes	20,478	7,934

Total current assets	319,160	231,826
Property, plant and equipment, net	50,747	33,564
Customer relationships, net	472,287	229,936
Technology and software, net	88,823	92,939
Other intangible assets, net	9,083	—
Trade name	92,423	88,000
Goodwill	690,388	399,160
Restricted cash	60,609	—
Other assets and deferred charges	25,684	21,955
Deferred taxes	28,622	35,922

Total assets	$1,837,826	$1,133,302

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$8,425	$4,171
Revolving credit facility	2,674	—
Accounts payable	19,123	13,359
Accrued expenses and other current liabilities	81,708	39,083
Income taxes payable	11,724	9,633
Customer advances and deferred revenue on installation contracts	73,487	39,702
Deferred revenue on maintenance contracts	33,587	18,577
Deferred purchase consideration	2,901	950
Escrow liability	41,390	19,733
Note payable to principal stockholder	—	10,000
Deferred taxes	135	13,534

Total current liabilities	275,154	168,742
First lien credit facility	832,042	412,913
Second lien credit facility	315,000	170,000
Escrow liability	60,609	—
Deferred taxes	115,308	131,048
Other long-term liabilities	23,202	2,445

Total liabilities	1,621,315	885,148
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, (100,000,000 shares authorized; 51,736,579 and 44,000,000 shares issued and outstanding as of September 30, 2007 and 2006, respectively)	517	440
Paid in capital	291,086	247,069
(Accumulated deficit) retained earnings	(73,562)	645
Accumulated other comprehensive loss	(1,530)	—

Total stockholders’ equity	216,511	248,154

Total liabilities and stockholders’ equity	$1,837,826	$1,133,302

See accompanying notes.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Consolidated Statements of Operations

	Successor		Predecessor
	Years Ended September 30,
	2007	2006	2006	2005
	(In thousands, except per share amount)
Revenue:
Product sales and installations	$230,691	$—	$186,179	$149,060
Service	254,692	—	195,655	178,355

	485,383	—	381,834	327,415
Cost of sales (depreciation shown separately):
Product sales and installations	162,728	—	92,308	71,103
Service	121,140	—	92,991	84,696
Depreciation	7,014	—	5,409	4,629

	290,882	—	190,708	160,428

Gross profit	194,501	—	191,126	166,987
Research and development	31,246	—	29,316	22,959
Selling, general and administrative	116,452	—	99,783	94,042
Depreciation and amortization	7,974	—	6,674	6,400
Amortization of intangibles	36,902	141	18,242	17,738

Income (loss) from operations	1,927	(141)	37,111	25,848
Other (expense) income:
Interest expense, net	(65,771)	(303)	(36,506)	(27,833)
Loss on debt extinguishment	(28,703)	—	(11,682)	(24,654)
Other (expense) income, net	(2,683)	1,089	(1,151)	4,334

(Loss) income from continuing operations before income taxes	(95,230)	645	(12,228)	(22,305)
Income tax benefit	(21,724)	—	(828)	(9,826)

(Loss) income from continuing operations	(73,506)	645	(11,400)	(12,479)
Discontinued operations:
(Loss) income from discontinued operations	—	—	(678)	157
Income tax (benefit) expense	—	—	(276)	72

(Loss) income from discontinued operations, net of tax	—	—	(402)	85

Net (loss) income	$(73,506)	$645	$(11,802)	$(12,394)

Weighted average basic common shares outstanding	47,293	44,000	20,727	40,500
Weighted average diluted common shares outstanding	47,293	46,225	20,727	40,500
Basic (loss) income per common share:
(Loss) income from continuing operations	$(1.55)	$0.01	$(0.55)	$(0.31)
(Loss) income from discontinued operations	—	—	(0.02)	—

Net (loss) income	$(1.55)	$0.01	$(0.57)	$(0.31)

Diluted (loss) income per common share:
(Loss) income from continuing operations	$(1.55)	$0.01	$(0.55)	$(0.31)
(Loss) income from discontinued operations	—	—	(0.02)	—

Net (loss) income	$(1.55)	$0.01	$(0.57)	$(0.31)

See accompanying notes.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Consolidated Statements of Cash Flows

	Years Ended September 30,
	Successor		Predecessor
	2007	2006	2006	2005
	(In thousands)
Cash flows from operating activities
Net (loss) income	$(73,506)	$645	$(11,802)	$(12,394)
(Loss) income from discontinued operations	—	—	(402)	85

(Loss) income from continuing operations	(73,506)	645	(11,400)	(12,479)
Adjustments to reconcile (loss) income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	14,988	—	12,083	11,029
Amortization of intangible assets	36,902	141	17,902	17,398
Stock compensation	3,867	—	6,891	16,125
Amortization of guarantees on former parent obligations	—	—	—	(155)
Amortization of deferred financing costs	1,048	10	1,408	2,079
Loss on debt extinguishment	28,703	—	11,682	24,654
Provision for doubtful accounts	1,350	—	391	22
(Income) loss on derivative	—	—	(4,110)	2,316
Deferred income taxes	(29,546)	—	(7,362)	(14,047)
Impairment charge	—	—	340	340
Foreign exchange on Sterling debt	6,695	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(14,355)	—	(24,930)	(9,065)
Due from former affiliate	—	—	350	6,767
Inventories	30,013	—	(5,281)	(7,060)
Prepaids and other current assets	(40)	—	976	(2,684)
Other assets	(2,039)	—	(1,093)	(634)
Accounts payable, accrued expense and other liabilities	20,711	293	7,300	(8,021)
Income taxes payable	1,834	—	5,363	(4,234)
Customer advances and deferred revenue	(8,289)	—	10,548	14,184

Net cash provided by continuing operations	18,336	1,089	21,058	36,535
Net cash provided by discontinued operations	—	—	348	2,236

Net cash provided by operating activities	18,336	1,089	21,406	38,771

Cash flows from investing activities
Capital expenditures	(23,017)	—	(16,180)	(13,728)
Acquisitions, net of cash acquired	(570,904)	(376,416)	(4,034)	(6,015)
Payment of GEO911/Orbacom holdback and earnout	(1,608)	—	(3,000)	—
Payment of additional transaction costs from IPC Acquisition	(3,605)	—	—	—

Net cash used in investing activities	(599,134)	(376,416)	(23,214)	(19,743)

Cash flows from financing activities
Proceeds from equity issuances	30,000	235,542	—	—
Net proceeds from first/second lien debt, net of issuance costs	1,192,632	570,060	—	424,228
Payoff of first and second lien debt	(630,056)	(421,503)	—	(197,480)
Payments to retire stock and stock options	(531)	—	(1,260)	(205,984)
Payment of debt termination costs	(12,544)	(2,500)	—	(14,043)
Stock option exercises	—	—	12	41
Payment of special cash dividend	—	—	—	(29,900)
(Repayment) loan of note to stockholder	(10,125)	10,000	—	—
Principal payments on first lien debt/term loan	(8,256)	—	(13,497)	(1,970)
Debt issuance costs	—	—	(52)	(170)
Deferred compensation payments	(212)	—	(222)	(398)
Borrowings under revolving credit facility	71,500	—	63,055	19,000
Principal payments on revolving credit facility	(68,826)	—	(63,055)	(19,000)

Net cash provided by (used in) financing activities	563,582	391,599	(15,019)	(25,676)

Effect of exchange rate changes on cash	7,344	—	(2,208)	(600)
Net (decrease) increase in cash	(9,872)	16,272	(19,035)	(7,248)
Cash and cash equivalents, beginning of period	16,272	—	20,022	27,270

Cash and cash equivalents, end of period	$6,400	$16,272	$987	$20,022

Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	$6,389	$—	$6,117	$7,534

Interest	$63,887	$—	$37,492	$27,463

See accompanying notes.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Consolidated Statements of Stockholders’ Equity (Deficiency)

				Notes			Accumulated
				Receivable			Other
				for Purchases	Deferred		Comprehensive
	Common Stock		Paid-in	of Common	Stock	Accumulated	Income
	Shares	Amount	Capital	Stock	Compensation	Deficit	(Loss)	Total
Predecessor	(In thousands, except share amounts)

Balance at September 30, 2004	44,155,776	$441	$135,184	$(276)	$(645)	$(10,671)	$9,210	$133,243
Interest on notes receivable accrued	—	—	—	(5)	—	—	—	(5)
Special cash dividend	—	—	(29,966)	66	—	—	—	(29,900)
Stock option exercises	—	—	41	—	—	—	—	41
Deferred stock option compensation	—	—	335	—	(335)	—	—	—
Amortization of deferred stock option compensation		—	—	—	290	—	—	290
Share repurchase	(23,428,860)	(234)	(105,594)	215	—	(84,536)	—	(190,149)
Net loss	—	—	—	—	—	(12,394)	—	(12,394)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(2,357)	(2,357)

Total comprehensive loss								(14,751)

Balance at September 30, 2005	20,726,916	207	—	—	(690)	(107,601)	6,853	(101,231)
Eliminate deferred stock compensation balance due to FAS 123R adoption	—	—	—	—	690	(690)	—	—
Cash settlement of options vested	—	—	(1,260)	—	—	—	—	(1,260)
Deferred stock option compensation	—	—	6,891	—	—	—	—	6,891
Stock option exercises	—	—	12	—	—	—	—	12
Net loss	—	—	—	—	—	(11,802)	—	(11,802)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	2,390	2,390

Total comprehensive loss								(9,412)

Balance at September 29, 2006	20,726,916	$207	$5,643	$—	$—	$(120,093)	$9,243	$(105,000)

IPC Systems Holdings Corp.
Issuance of common stock	44,000,000	$440	$247,069	$—	$—	$—	$—	$247,509
Net income	—	—	—	—	—	645	—	645

Balance at September 30, 2006	44,000,000	$440	$247,069	$—	$—	$645	$—	$248,154

Issuance of common stock	7,736,579	$77	$39,448	$—	$—	$—	$—	$39,525
Distribution in connection with acquisition of WestCom	—	—	701	—	—	(701)	—	—
Deferred stock option compensation	—	—	3,868	—	—	—	—	3,868
Net loss	—	—	—	—	—	(73,506)	—	(73,506)
Change in fair market value on derivative financial instrument	—	—	—	—	—	—	(19,757)	(19,757)
Foreign currency translation adjustment	—	—	—	—	—	—	18,227	18,227

Total comprehensive loss								(75,036)

Balance at September 30, 2007	51,736,579	$517	$291,086	$—	$—	$(73,562)	$(1,530)	$216,511

See accompanying notes.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements
September 30, 2007

1.	Basis of Presentation

IPC Systems Holdings Corp. was incorporated in Delaware and initially capitalized on September 29, 2006 for the purpose of entering into a purchase agreement to acquire 100% of the shares of common stock of IPC Acquisition Corp. (the “IPC Acquisition”). The Company did not have any assets or operations prior to its acquisition of IPC Acquisition Corp. As used herein, the “Company” refers to both IPC Systems Holdings Corp. and its subsidiaries and predecessor, IPC Acquisition Corp. and its subsidiaries.

The Company’s financial statements for the period September 29, 2006 to September 30, 2006 (labeled herein as “2006 Successor”) are substantially comprised of the funding and closing of the IPC Acquisition on September 29, 2006. The results of operations and cash flows from October 1, 2005 through September 29, 2006 are primarily comprised of the predecessor company IPC Acquisition Corp (labeled herein as “2006 Predecessor”). Under the purchase agreement, the total purchase price paid for the shares and assets was $813 million.

The Company, headquartered in New Jersey, provides mission-critical voice communications solutions to enterprises globally, primarily in the financial services industry as well as command and control operations within the following industries: public safety organizations, government and military agencies, power, energy and utility companies, and transportation companies. These solutions are composed of both products and services. Activities associated with products include the design, assembly, and installation of turret systems and associated hardware, voice recording equipment, intercoms and microphones. The Company’s product offerings also include software applications. Some of these software applications reside on equipment designed by the Company and others reside on the customers’ network infrastructure. Services include equipment maintenance, network voice and data services, management of relocations and day-to-day moves, as well as managed services such as remote monitoring and proactively servicing elements of a customer’s communications infrastructure.

The Company markets its products and services worldwide, primarily in major financial centers, with the majority of its revenues and employees located in the United States.

Unless otherwise indicated, all references to years are references to the Company’s fiscal year ended September 30.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the consolidated accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated.

Revenue Recognition

Revenue from product sales and installations is recognized upon completion of the installation or, for contracts that are completed in stages and include contract-specified milestones representative of fair value, upon achieving such contract milestones, and the delivery and customer acceptance of a fully functional system. Revenue from sales to distributors is recognized upon shipment. Customers are generally progress-billed prior to the completion of the installations. The revenue related to these advance payments is deferred until the system installations are completed or specified milestones are attained. Costs incurred on uncompleted contracts and stages are accumulated and recorded as

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

inventory awaiting installation. The cost of providing a warranty on the Company’s equipment is estimated and accrued at the time the equipment is sold. In addition, contracts for annual recurring services are generally billed in advance, and are recorded as revenue ratably (on a monthly basis) over the contractual periods. Revenue from moves, adds and changes to turret systems, commonly known as MACs, is recognized upon completion, which generally occurs in the same month or the month following the order for services. Revenue from network services is generally billed at the beginning of the month, and recognized ratably as the customer receives value, typically, in the same month, and revenue for fixed fee total circuit management (“TCM”) consulting services is generally billed in accordance with the contract or agreed upon terms and conditions and deferred and recognized ratably as the services are completed.

Revenue from software licenses (where such software is other than incidental) is recognized in accordance with SOP No. 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 92-2, Software Revenue Recognition, With Respect to Certain Transactions. Software revenue is recognized when a customer enters into a non-cancelable contract or license agreement, the software product has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the contract or license fees are fixed or determinable and collection is considered probable. Amounts received or billed in advance of meeting these criteria are deferred. Revenue from support and maintenance contracts is recognized ratably over the contract period.

For certain installation contracts, revenue from product installation sales is recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Under this pronouncement, products or services sold to the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and are evaluated as a single arrangement when considering whether there are one or more units of accounting. In arrangements when multiple products or services are sold, the delivered items are considered separate units of accounting if the delivered item has value to the customer on a standalone basis and there is objective and reliable evidence of fair value of the undelivered items. Revenues related to undelivered items are included in the liability section as deferred revenue on the balance sheet at their fair value with the corresponding costs included as an asset in inventory until delivery has occurred and revenue is earned.

Sales of equipment to distributors and direct sales and installations of turret systems, Enhanced 911, radio consoles, records management and computer aided dispatch software are reported as “Product sales and installations.” Revenue from equipment maintenance, including annual and multi-year service contracts, MACs to existing equipment installations, sales of network voice and data services are reported as “Service.”

Taxes required by the various governmental jurisdictions are presented on a net basis under the scope of EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement.

Cash and Cash Equivalents

The Company maintains cash with several high credit quality financial institutions. Temporary cash investments with original maturities of three months or less are considered cash equivalents. Temporary cash investments are stated at cost, which approximates fair value. These investments are not subject to significant market risk. The Company maintains its cash and cash equivalents in bank

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

accounts which, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

Restricted Cash

As of September 30, 2007 and 2006, $102.0 million and $19.6 million, respectively, were placed in interest bearing escrow accounts. The escrow at September 30, 2007 primarily related to the settlement of working capital and indemnification for certain tax liabilities related to Company’s acquisitions during the year ended September 30, 2007. The escrow amount at September 30, 2006 related solely to the settlement of working capital for the IPC Acquisition.

Trade Receivables

Trade accounts receivable potentially expose the Company to concentrations of credit risk, as a large volume of business is conducted with several major financial institutions, primarily companies in the brokerage, banking and financial services industries. To help reduce this risk, customers are progress-billed prior to the completion of the contract. Uncollected accounts receivable, billed in accordance with the terms of the related contracts, are recorded in customer advances and amounted to $13.3 million as of September 30, 2007 and $15.4 million as of September 30, 2006.

The Company performs periodic credit evaluations of its customers’ financial condition. Although the Company does not generally require collateral, it does require cash payments in advance when the assessment of credit risk associated with a customer is substantially higher than normal. Credit losses have consistently been within management’s expectations and are provided for in the consolidated financial statements.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and its historical experience.

Inventories

Inventories are stated at the lower of FIFO (first in, first out) cost or market but not in excess of net realizable value. Inventory costs include all direct manufacturing costs and applied overhead. Allowances are established based on management’s estimate of inventory on hand that is potentially obsolete, in excess of forecasted manufacturing demand or for which market value is below cost. Cost of sales for the years ended September 30, 2007, 2006 and 2005 reflect fair value inventory adjustments of $37.7 million, $0.2 million and $1.5 million, respectively, associated with the purchase accounting treatment relating to the acquisition of IPC (September 29, 2006), and the acquisitions of Positron Public Safety Systems, Inc (March 1, 2007) and Orbacom Systems, Inc. (November 30, 2004).

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis over the shorter of their estimated useful lives or related contract terms beginning in the year the asset was placed into service. Normal repair and maintenance costs are expensed as incurred. The useful lives by asset category are as follows:

Buildings	25 years
Furniture, fixtures and equipment	3-5 years
Network equipment	3 years
Computer software	3 years

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements and such amortization is included in depreciation and amortization expense.

The Company accounts for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, internal and external direct costs incurred in developing or obtaining computer software are capitalized in the accompanying consolidated balance sheets as property and equipment. Training and data conversion costs are expensed as incurred. Capitalized software costs are depreciated over a three-year period. The Company capitalized $3.8 million of software costs for the year ended September 30, 2007 and $0 for the years ended September 30, 2006 and 2005.

The Company capitalizes interest cost related to its internally developed assets. Capitalized interest cost was not material for the years ended September 30, 2007, 2006 and 2005.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and definite lived intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when the aggregate of estimated undiscounted future cash flows expected to result from the use and the eventual disposition of the asset is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost over the net of the fair value of the identifiable tangible and intangible assets acquired and the fair value of liabilities assumed in acquisitions. Other intangible assets are carried at cost.

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets (“SFAS 142”), and, in accordance with SFAS 142, does not amortize goodwill and intangible assets that have indefinite useful lives. However, such assets are tested for impairment annually using the two-step process provided in SFAS 142. The Company determines if impairment of its goodwill exists by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company’s reporting units are determined in accordance with SFAS 142, which defines a reporting unit as an operating segment

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

or one level below an operating segment. The Company determines if impairment of indefinite lived intangible assets exists by comparing the fair value of the asset to its carrying value.

Prior to the acquisition of IPC, technology was amortized over estimated useful lives of between 3 to 7 years, customer relationships were amortized over estimated useful lives of 8 to 20 years, and proprietary software was amortized over its estimated useful life of 7 years. As a result of the acquisition of IPC, the Company’s identified intangible assets reflect their fair values on the acquisition date. For the year ended September 30, 2007, the Company amortized technology over estimated useful lives of between 2 to 10 years, customer relationships over estimated useful lives of 10 to 20 years and backlog over its estimated useful life of 1 year. Intangible assets are generally amortized on a straight-line basis; customer relationships are amortized on an accelerated basis intended to match amortization charges with the period in which the estimated benefit is realized. The weighted average amortization period for the Company’s major intangible assets is 20 years for customer relationships and 9.1 years for technology.

Trade name was deemed to have an indefinite life and was not subject to amortization, but instead was subject to annual impairment tests in accordance with the provisions of SFAS 142. In determining that the trade name had an indefinite life, the Company considered the following factors: the ongoing active use of its trade name, which is directly associated with its market leading position in the turret business, the lack of any legal, regulatory or contractual provisions that may limit the useful life of the trade name, the lack of any substantial costs to maintain the asset, the positive impact on its trade name generated by its other ongoing business activities (including marketing and development of new technology and new products) and its commitment to products branded with its trade name over a 30 year history. The Company’s acquired trade names have significant market recognition and the Company expects to derive benefits from the use of such assets beyond the foreseeable future.

The Company completed the required annual fair value test as of July 1, 2007 (the first day of the fourth quarter), and concluded that there was no impairment to its recorded goodwill or trade name.

Asset Retirement Obligations

The Company accrues a liability for asset retirement obligations. Such obligations principally relate to the restoration of leased facilities to original condition. As of September 30, 2007 and 2006 liabilities for asset retirement obligations were not material.

Deferred Financing Costs

In December 2001, the Company capitalized certain debt issuance costs in the amount of $17.4 million relating to the establishment of senior secured credit facilities and the issuance of senior subordinated notes. These costs were being amortized over the respective lives of the debt using the effective interest method. On September 2, 2003, the Company amended and restated its senior secured credit facilities to more favorable terms. Additional debt issuance costs of $1.6 million were incurred and were also being amortized using the effective interest method according to EITF Issue No. 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments. The Company refinanced its senior secured credit facilities and senior subordinated notes in August 2005 and replaced them with new first lien and second lien credit facilities. Accordingly, the unamortized debt issuance costs of $10.6 million relating to the senior secured credit facility and the senior

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

subordinated notes were expensed as part of the debt extinguishment costs in 2005. Costs in the amount of $10.8 million related to the refinancing were recorded as deferred financing costs in 2005.

In connection with the acquisition of IPC, the first and second lien credit facilities refinanced in August 2005 were settled as part of the transaction and replaced with new first and second lien credit facilities. As a result of the transaction, the unamortized debt issuance costs of $9.2 million relating to the extinguished debt were expensed as part of the debt extinguishment costs in 2006. Costs in the amount of $17.0 million related to the new first and second lien credit facilities were recorded as deferred financing costs in 2006.

On May 31, 2007, the Company replaced the first and second lien credit facilities from the IPC Acquisition. Proceeds were used to finance the acquisition of WestCom Corporation and to refinance the Company’s existing indebtedness with new first and second lien credit facilities. This resulted in expensing the unamortized debt issuance costs of $16.2 million relating to the extinguished debt in 2007. Costs in the amount of $7.4 million related to the new first and second lien credit facilities were recorded as deferred financing costs in 2007.

Amortization expense, recorded using the effective interest method, related to deferred financing costs is included in interest expense in the accompanying consolidated statement of operations and was approximately $1.0 million, $1.4 million and $2.1 million for the years ended September 30, 2007, 2006 and 2005, respectively.

Research and Development

Research and development expenditures are charged to expense as incurred. SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company’s product development process, technological feasibility is established upon the completion of a working model. The costs incurred from the time a working model is available until general release are not material.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), the Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The provision for income taxes is the tax payable for the period and the change during the period in deferred tax assets and liabilities and valuation allowances.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Translation

The balance sheets and statements of operations of the Company’s foreign operations are maintained in the local currency, which is the functional currency except for its subsidiaries in Hong Kong and Singapore whose functional currency is the U.S. dollar. Assets and liabilities of these foreign operations are translated at the year-end exchange rate and revenue and expense amounts are translated at the average rates of exchange prevailing during the year. The resulting foreign currency translation adjustments are accumulated as a component of other comprehensive income. Taxes related to translation adjustments were $1.3 million in 2005. In 2006, deferred tax liabilities of $3.7 million were reversed in purchase accounting due to the elimination of historical equity on September 29, 2006. For 2007, taxes related to the translation adjustment have not been provided because it is the Company’s intent to use the profits of the foreign subsidiaries to service debt payments on the foreign portion of the first lien credit facility and to reinvest excess funds, if any. Gains and losses resulting from foreign currency transactions are recognized in other income (expense), including losses of approximately $2.9 million in 2007, $0.1 million in 2006 and gains of approximately $4.4 million in 2005.

Fair Value of Financial Instruments

The Company’s financial instruments at September 30, 2007 consist of accounts receivable, accounts payable and debt.

In 2007 and 2005, as required by the first and second lien credit facility agreements, the Company entered into interest rate swap agreements to swap floating cash flows for fixed cash flows, since both the first lien and second lien debt had variable interest rates. The fair value of the interest rate swaps as of September 30, 2007 and 2005 were recorded as liabilities of $19.8 million and $2.3 million, respectively. In 2007, hedge accounting treatment was elected and the impact of fair value adjustments were recorded as a component of other comprehensive loss in its consolidated balance sheet. In 2005, the impact of fair value adjustments were recorded as a component of interest expense in its statement of operations since hedge accounting treatment was not elected. The income tax effect of the interest rate swap recorded in other comprehensive loss for 2007 was none as the tax effect was fully reserved for in its tax valuation allowance. The fair value of the interest rate swaps was determined using a pricing model intended to reflect current and anticipated relevant market conditions. The Company terminated its interest rate swap which originated in 2005 on September 29, 2006 in connection with the settlement of the hedged debt. This resulted in a total gain of $4.1 million on the fair value of the hedge, which was recorded as a component of interest expense in 2006. The Company does not expect hedge ineffectiveness over the next 12 months.

The Company believes the reported carrying amounts of its accounts receivable and accounts payable approximates fair value, based upon the short term nature of these accounts. The fair value of borrowings under the first lien credit facility, which bears interest at a floating rate, was $691.7 million at September 30, 2007. The $691.7 million reflects the US dollar loan value only; the components of the first lien credit facility borrowings are in the form of a $760.0 million US dollar loan and a £40.4 million loan. The £40.4 million loan does not trade and it believes that the book value approximates the fair value. The fair value of borrowings under the second lien credit facility, which bears interest at a floating rate, was $270.9 million at September 30, 2007.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation

The Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004) Share Based Payment (“SFAS 123R”) effective October 1, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company elected to use the modified prospective transition method and as a result, prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after October 1, 2005 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to October 1, 2005 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning October 1, 2005.

Prior to October 1, 2005, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. In accordance with APB 25, the Company did not recognize stock-based compensation cost with respect to options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to certain grants below fair market value and repurchase of vested stock options in connection with the Company’s recapitalization in 2005.

Guarantees

FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34 (“FIN 45”) requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The requirements of FIN 45 are applicable to the Company’s guarantee of real estate leases. The Company’s guarantees subject to the recognition and disclosure requirements of FIN 45 were not material as of September 30, 2007, 2006 and 2005.

The Company provides certain indemnification provisions within its product sales agreements, to protect its customers from any liabilities or damages resulting from a claim of misappropriation or infringement by third parties relating to its software. The Company has never incurred a liability relating to one of these indemnification provisions in the past and management believes that the likelihood of any future payout relating to these provisions is unlikely. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

Recapitalization/Debt Extinguishment

On August 5, 2005, the Company, through a recapitalization, entered into the First Lien Credit and Guarantee Agreement comprised of a $310 million term loan and a $50 million revolving credit facility as well as the Second Lien Credit and Guarantee Agreement which was a $125 million term loan. The uses of funds on the recapitalization were to: tender the existing $150 million senior subordinated notes bearing interest at 11.5%; refinance the $48 million of existing senior secured

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

credit facilities; repurchase approximately 53% of the outstanding common shares and options; and to pay fees and expenses relating to the recapitalization.

As a result of the September 29, 2006 acquisition of IPC, the aforementioned first and second lien were settled and the Company recognized $11.7 million of debt extinguishment expense consisting of the expensing of the deferred financing costs associated with the former debt and a call premium on the former second lien debt.

On May 31, 2007, the first and second lien debt from the September 29, 2006 acquisition was refinanced in connection with the acquisition of WestCom Corporation and the Company recognized $28.7 million of debt extinguishment expense consisting of the expensing of the deferred financing costs associated with the former debt and a call premium on the former second lien debt.

The Company recognized $24.7 million of debt extinguishment expense relating to the pay off of its former senior secured credit facilities and senior subordinated notes in 2005. The debt extinguishment expense included the expensing of the deferred financing costs associated with the former debt, the tender premium on the senior subordinated notes and a prepayment penalty on the senior secured credit facility. The Company also recognized $15.8 million in stock compensation expense related to the repurchase of vested stock options, which has been recorded in selling, general and administrative expense in the consolidated statements of income in 2005.

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Under SFAS 144, the operating results of a business unit are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met.

Earnings Per Share

Income (loss) per common share has been computed in accordance with SFAS No. 128, Earnings per Share (“SFAS 128”). Under SFAS 128, basic earnings per common share is computed based on net earnings applicable to common stock divided by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is determined in the same manner as basic earnings per share, except that the numer of shares is increased to assume the exercise of potentially dilutive stock options using the treasury stock method, unless the effect of such increase is anti-dilutive. For the years ended September 30, 2007, 2006 and 2005, 9,267,226 shares, 2,682,142 shares, and 3,125,241 shares, respectively, have been excluded from the dilutive earnings per share computation because the Company reported net losses from continuing operations for these periods, and the impact of the assumed exercise of stock options would have been anti-dilutive.

On October 18, 2005, the Board of Directors declared a three-for-one stock split of the Company’s outstanding common stock effective October 18, 2005 to all shareholders and stock option awardees as of that date. The stock split has been given retroactive effect to all periods presented.

Impact of Recently Issued Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt FIN 48 effective October 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued Standard No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, however, for some entities, the application of this Statement will change current practice. The Company is required to adopt SFAS 157 effective October 1, 2008 and is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The Company is required to adopt SFAS 159 effective October 1, 2008 and is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

3.	Acquisitions

Acquisition of WestCom Holding Corp. and Subsidiaries

On May 31, 2007, the Company acquired 100% of the common stock of WestCom Holding Corp. and Subsidiaries (“WestCom”) for a purchase price of approximately $515 million plus transaction expenses. The acquisition was funded by an equity contribution from the Company’s principal stockholder Silver Lake Partners of $15 million in exchange for 2,802,062 shares (the fair value of the shares exceeded the amount received by $0.7 million and has been treated as a distribution to Silver Lake Partners) of IPC Systems Holdings Corp., the equity rollover from a WestCom stockholder of approximately $10.4 million for 1,868,042 shares of IPC Systems Holdings Corp., and the refinancing of the Company’s credit facility for an aggregate amount of $1.225 million in the form of a first lien term loan of $840 million, a revolving credit facility of $70 million and a second lien term loan of $315 million. The first and second lien term loans were borrowed in full and the revolving credit facility was drawn upon for $20 million on the closing date.

The Company also repaid its existing first and second term loans on the closing date of $630 million. Approximately $61.5 million of the proceeds on the closing date was placed in an interest bearing escrow account of which $51.5 million is to indemnify the Company for certain contingent liabilities, including tax liabilities described below as well as $10.0 million for a working capital settlement based on the WestCom closing balance sheet. The Company is working with the

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

seller to settle all outstanding pre-acquisition tax liabilities and all settlements will be paid from the escrow account. The Company acquired approximately $27.3 million in escrow liabilities related to acquisitions made by WestCom. On the acquisition date, as part of the merger agreement, the executive management and any redundant employees as a result of the business combination were terminated. This resulted in an accrual for severance in purchase accounting of $3.9 million in accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The acquisition of WestCom is included in the Company’s Network Services segment and the merger creates one of the leading providers of trader voice private lines when combined with the Company’s existing business.

Below is the rollforward of activity related to the severance liability recorded in purchase accounting at September 30, 2007 (in thousands):

Balance at beginning of year	$—
Accrual	3,861
Payments	(1,762)

Balance at end of year	$2,099

In December 2007, the Company reached a settlement with the sellers on the working capital escrow. The Company received $4.4 million from the $10 million escrow account; the balance was paid to the sellers. The Company also reached an agreement with a former shareholder of WestCom and released $19.5 million from one of the acquired escrow accounts in December 2007 in accordance with the escrow agreement.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the acquisition. The purchase price on the date of the acquisition exceeded the fair market value of the net assets acquired by approximately $536.0 million, of which $265.8 million was recorded, on a preliminary basis, as goodwill and $270.1 million was recorded, on a preliminary basis, as intangible assets on the consolidated balance sheet. The primary factors that contributed to a purchase price that resulted in the recognition of goodwill are WestCom’s position as one of the market leaders in the trader voice industry and its ability to generate significant income from operations and cash flows from operating activities. The goodwill and intangible assets identified are not amortizable for income tax purposes.

Condensed Balance Sheet (in thousands)
Current assets	$50,278
Property, plant and equipment	8,233
Intangible assets	270,135
Goodwill	265,847
Other long-term assets	55,841

Total assets acquired	650,334

Current liabilities	24,517
Escrow liability	88,833
Other long-term liabilities	15,753

Total liabilities assumed	129,103

Cash consideration at closing	$521,231

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The acquisition of WestCom was accounted for using the purchase method of accounting in accordance with FASB Statement No. 141, Business Combinations (“SFAS 141”), and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The Company’s consolidated results of operations in 2007 include the operating results of WestCom from May 31, 2007, the closing date of the acquisition. The following table represents the preliminary allocation pending resolution of certain tax liabilities, of the excess of the purchase price over the historical cost of the net tangible assets acquired (in thousands):

Purchase price		$515,000
Transaction costs		6,231

Total consideration		521,231
Historical cost of net tangible assets acquired		(3,145)

Excess of purchase price over net tangible assets acquired		$524,376

Allocation of excess purchase price:
Deferred taxes		$(11,606)
Residual goodwill (indefinite life)		265,847
Identified intangible assets:
Favorable lease (11 year life)	7,555
Customer relationships (20 year life)	260,020
Carrier contract (1 year life)	2,560
Total identified intangible assets		270,135

Total allocation of excess purchase price		$524,376

Acquisition of Positron Public Safety Systems

On March 1, 2007, the Company acquired 100% of the common stock of Positron Public Safety Systems (“PPSS”) for a purchase price of $62 million plus transaction expenses. The acquisition was funded by an equity contribution from the Company’s principal stockholder Silver Lake Partners of $15 million in exchange for 2,803,738 shares of IPC Systems Holdings Corp., $45 million of first lien debt through the exercise of the Company’s incremental amount available under its first lien credit facility and a $5 million draw on the revolving credit facility.

PPSS provides Enhanced 911 (“E-911”) solutions used in command and control solutions, and has, with a long-standing market reputation, the second largest market share in North America. This product serves the mission-critical communications needs of government agencies and corporations responsible for public safety dispatch, management of natural gas and energy infrastructures, air, freight and rail transportation, government command applications including homeland security, and critical industrial communications. The acquisition of PPSS completes the Company’s portfolio of command systems offerings and positions the Company as one of the leading full-line providers.

In connection with the purchase of Positron Public Safety Systems, the Company withheld $12.7 million of the proceeds on the closing date. This amount was placed in an interest bearing escrow account primarily to indemnify the Company for certain tax and other general liabilities. The Company is working with the seller to settle all outstanding pre-acquisition tax liabilities through voluntary disclosure with the various tax authorities and all other potential settlements will be paid

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

from the escrow account. In addition, there is a working capital settlement based on the PPSS closing balance sheet that is to be agreed upon by both parties.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the acquisition. The purchase price on the date of the acquisition exceeded the fair market value of the net assets acquired by approximately $62.1 million, of which $50.7 million was recorded, on a preliminary basis, as goodwill and $11.4 million was recorded, on a preliminary basis, as intangible assets on the consolidated balance sheet. The primary factors that contributed to a purchase price that resulted in the recognition of goodwill include the market leading position of PPSS in the command and control industry and the Company’s ability to integrate the services it provides to complete its product portfolio. The goodwill and intangible assets identified are not amortizable for income tax purposes.

Condensed Balance Sheet (in thousands)
Current assets	$77,248
Property, plant and equipment	949
Intangible assets	11,400
Goodwill	50,746

Total assets acquired	140,343

Current liabilities	60,318
Escrow liability	12,700
Deferred taxes	4,522

Total liabilities assumed	77,540

Cash consideration at closing	$62,803

The acquisition of PPSS was accounted for using the purchase method of accounting in accordance with SFAS 141, and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The Company’s consolidated results of operations in 2007 include the operating results of PPSS from March 1, 2007, the closing date of the acquisition. The following table represents the preliminary

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

allocation, pending resolution of certain tax liabilities, of the excess of the purchase price over the historical cost of the net tangible assets acquired (in thousands):

Purchase price		$62,000
Transaction costs		803

Total consideration		62,803
Historical cost of net tangible assets acquired		(30,235)

Excess of purchase price over net tangible assets acquired		$93,038

Allocation of excess purchase price:
Step-up inventory to fair value		$32,664
Fair value adjustment to deferred maintenance revenue		2,750
Deferred taxes		(4,522)
Residual goodwill (indefinite life)		50,746
Identified intangible assets:
Product technology (5 year life)	4,770
Customer relationships (5 year life)	2,870
Trade name (indefinite)	3,760
Total identified intangible assets		11,400

Total allocation of excess purchase price		$93,038

Set forth below is the unaudited pro forma consolidated results of operations of the Company for 2007 and 2006 assuming the WestCom and Positron acquisitions occurred as of the beginning of 2006. The effect of all other acquisitions, on a pro forma basis, was not material to the Company’s results of operations for 2007 and 2006.

The unaudited pro forma condensed financial information is presented for informational purposes only and does not purport to represent the results of operations of the Company for the periods described above had the acquisitions occurred as of the beginning of each period, or to project the results for any future period.

	Years Ended
	September 30,
	Successor		Predecessor
	2007	2006	2006
	(In thousands,
	except per share amounts)
Revenue	$600,749	$—	$558,779
Income (loss) from continuing operations	3,805	(269)	59,115
Net income (loss)	(97,436)	268	(55,164)
Basic and diluted loss per common share	$(1.89)	$0.01	$(2.37)

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Acquisition of IPC Acquisition Corp.

On September 29, 2006, Trader Acquisition Corp., an entity owned by private equity funds affiliated with Silver Lake Partners, acquired 100% of the common stock of IPC Acquisition Corp. from Goldman Sachs Capital Partners for a purchase price of $793 million plus an escrow liability of $20 million and transaction expenses. The non-equity consideration for the transaction was funded using a $637 million aggregate credit facility in the form of a first lien term loan of $417 million, a revolving credit facility of $50 million and a second lien term loan of $170 million. The first and second lien term loans were borrowed in full and the revolving credit facility was unfunded on the acquisition date. In addition, Silver Lake Partners contributed approximately $235 million of equity in exchange for 44,000,000 shares of Trader Acquisition Corp. with a $0.01 par value on the transaction date. Members of IPC Acquisition Corp. management also contributed $11.9 million in the form of a stock option rollover which reduced proceeds received by management on the acquisition date. A $20 million escrow liability was withheld due to the finalization of working capital based on the closing balance sheet. The $20 million escrow liability was funded by withholding the amount from both buyer and seller on the acquisition date. Silver Lake Partners funded the $10 million escrow liability through a note payable to Trader Acquisition Corp. On November 20, 2006, the Company made a $20 million escrow payment to the seller (Goldman Sachs Capital Partners) based on the closing balance sheet. There are no further settlements with the seller in connection with this acquisition. The note payable to Silver Lake Partners was paid in 2007.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the acquisition. The purchase price on the date of the acquisition exceeded the fair market value of the net assets acquired by approximately $777.9 million, of which $363.9 million was recorded as goodwill and $414.0 million was recorded as intangible assets on the consolidated balance sheet. The primary factors that contributed to a purchase price that resulted in the recognition of goodwill include the market leading position of the Company in the financial services industry and its ability to generate significant income from operations and cash flows from operating activities. The goodwill and intangible assets identified are not amortizable for income tax purposes.

Condensed Balance Sheet (in thousands)

Current assets	$234,653
Property, plant and equipment	33,564
Intangible assets	414,000
Goodwill	363,865
Other long-term assets	73,553

Total assets acquired	1,119,635

Current liabilities	137,636
Escrow liability (net of management portion)	19,733
Note payable to principal stockholder	10,000
Other long-term liabilities	133,849

Total liabilities assumed	301,218

Cash consideration at closing	$818,417

The acquisition of IPC Acquisition Corp. was accounted for using the purchase method of accounting in accordance with SFAS 141, and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

values. The following table represents the allocation of the excess of the purchase price over the historical cost of the net tangible assets acquired (in thousands):

Purchase price		$793,000
Escrow liability		19,593
Transaction costs		25,824

Total consideration		838,417
Historical cost of net tangible assets acquired		80,643

Excess of purchase price over net tangible assets acquired		$757,774

Allocation of excess purchase price:
Step-up inventory to fair value		$38,540
Fair value adjustment to real estate assets (land and building)		1,700
Fair value adjustment to deferred maintenance revenue		5,100
Deferred taxes		(65,431)
Residual goodwill (indefinite life)		363,865
Identified intangible assets:
Product technology (2-10 year life)	93,000
Customer relationships (10-20 year life)	230,000
Trade name (indefinite life)	88,000
Backlog (1 year life)	3,000

Total identified intangible assets		414,000

Total allocation of excess purchase price		$757,774

GEO911 Acquisition

On February 28, 2006, IPC Command Systems, Inc, a subsidiary of the Company, acquired 100% of the common stock of GEO911, Inc. (“GEO911”) for cash consideration of $5 million and up to an additional $5 million in contingent earn-out payments. The earn-out payment is based upon specified booking milestones over a two-year period ended February 28, 2008. In 2007, $1.3 million in earn-out consideration was paid. GEO911 provides computer aided dispatch (CAD) software, law enforcement records management systems (RMS) and mobile data applications for use in command and control communications. These products serve the mission-critical communications needs of government agencies and corporations responsible for public safety dispatch, management of natural gas and energy infrastructures, air, freight and rail transportation, government command applications including homeland security, and critical industrial communications.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the acquisition. The purchase price on the date of the acquisition exceeded the fair market value of the net assets acquired by approximately $6.8 million, of which $1.7 million was recorded as goodwill and $5.1 million was recorded as identified intangible assets on the consolidated balance sheet. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is that this acquisition enables the Company to expand its range of products and services

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

available to industries that address mission-critical command and control operations. The goodwill and intangible assets identified are not amortizable for income tax purposes.

Condensed Balance Sheet (in thousands)

Current assets	$732
Intangible assets	5,100
Goodwill	1,725
Other long-term assets	13

Total assets acquired	7,570
Current liabilities	1,570
Deferred purchase price	1,000

Total liabilities assumed	2,570

Cash consideration at closing	$5,000

The acquisition of GEO911 was accounted for using the purchase method of accounting in accordance with SFAS 141, and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The Company’s consolidated results of operations in 2006 include the operating results of GEO911 from February 28, 2006, the closing date of the acquisition. The following table represents the allocation of the excess of the purchase price over the historical cost of the net tangible assets acquired (in thousands):

Cash paid at closing		$3,700
Tax liability		300
Deferred purchase price		1,000
Earn-out consideration		1,300
Transaction costs		200

Total consideration		6,500
Historical cost of net tangible assets acquired		(358)

Excess of purchase price over net tangible assets acquired		$6,858

Allocation of excess purchase price:
Step-up inventory to fair value		$33
Residual goodwill (indefinite life)		1,725
Identified intangible assets:
Technology (6 year life)	3,900
Backlog (1 year life)	900
Maintenance agreements (5 year life)	300

Total identified intangible assets		5,100

Total allocation of excess purchase price		$6,858

Orbacom Acquisition

On November 30, 2004, the Company acquired 100% of the common stock of Orbacom Systems, Inc. (“Orbacom”) for $8 million in cash, and $3 million in deferred purchase and earn-out consideration. There is no further contingent consideration in connection with this acquisition. Orbacom provides specialized radio consoles and computer aided dispatch software for use in

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

command and control communications and serves the mission-critical communications needs of government agencies and corporations responsible for public safety dispatch, management of natural gas and energy infrastructures, air, freight and rail transportation, government command applications including homeland security, and critical industrial communications.

The following table summarizes the fair value of the assets acquired and the liabilities assumed at the date of the acquisition. The purchase price on the date of the acquisition exceeded the fair market value of the net assets acquired by approximately $11.8 million, of which $5.3 million was recorded as goodwill and $6.5 million was recorded as intangible assets on the consolidated balance sheet. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is that this acquisition enabled the Company to expand its range of products and services available to industries that address mission-critical command and control operations. The goodwill and intangible assets identified are not amortizable for income tax purposes.

Condensed Balance Sheet (in thousands)

Current assets	$7,898
Property, plant and equipment, net	73
Intangible assets	6,539
Goodwill	5,268
Other long-term assets	185

Total assets acquired	19,963

Current liabilities	5,493
Deferred purchase price and earn-out consideration paid	3,611
Other liabilities	2,605

Total liabilities assumed	11,709

Cash consideration at closing	$8,254

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The acquisition of Orbacom was accounted for using the purchase method of accounting in accordance with SFAS 141, and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. The Company’s consolidated results of operations include the operating results of Orbacom from November 30, 2004, the closing date of the acquisition. The following table represents the allocation of the excess of the purchase price over the historical cost of the net tangible assets acquired (in thousands):

Cash paid at closing		$8,000
Deferred purchase price and earn-out consideration paid		3,611
Transaction costs		354

Total consideration		11,965
Historical cost of net tangible assets acquired		276

Excess of purchase price over net tangible assets acquired		$11,689

Allocation of excess purchase price:
Step-up inventory to fair value		$1,667
Deferred taxes		(1,785)
Residual goodwill (indefinite life)		5,268
Identified intangible assets:
Customer relationships (10 year life)	1,000
Software (7 year life)	1,100
Technology (7 year life)	3,500
Backlog (1 year life)	600
Non-compete (1 year life)	339

Total identified intangible assets		6,539

Total allocation of excess purchase price		$11,689

4.	Discontinued Operations

In May 2004, the Board of Directors of the Company approved a formal plan to sell certain assets related to its Information Transport Systems (“I.T.S.”) segment to a group of private investors. The I.T.S. segment was a low margin business that no longer fit into the Company’s long-term growth plans. The sale closed in July 2004.

Under the terms of the sale agreement and the transition services agreement, the Company agreed to continue funding payroll and material procurement through October 31, 2004. Such amounts were due to the Company by the new company (“Newco”) and were secured by the billings on such work to the customer as well as all the assets sold to Newco. The Company agreed to provide billing and collection services and the collection of amounts due to the Company by Newco is through the right of offset of collections on Newco customer billings. The Company also agreed to allow Newco to obtain labor through the Company’s labor pooling agreement with KEC-NY and KEC-NJ for one year and has obtained consent from KEC-NY and KEC-NJ for such use.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

As of September 30, 2006, the amount outstanding due to the Company from Newco and collectible by the right of offset through Newco’s billings and collections was zero. There were no cash flows associated with the I.T.S. division in 2007.

In accordance with SFAS 144, the Company has reported the results of operations of this business as income (loss) from discontinued operations. All prior periods have been restated to conform to this presentation. As a result, the assets and liabilities of this discontinued operation have been reclassified on the balance sheet from the historical classifications and presented under the captions “assets of discontinued operations” and “liabilities of discontinued operations”, respectively.

The assets and liabilities of discontinued operations as of September 30, 2007 and 2006 were zero.

The results of operations related to discontinued operations for the years ended September 30, 2007, 2006 and 2005 are as follows (in thousands):

	Years Ended September 30,
	2007	2006	2005

Revenue	$—	$—	$—
Cost of goods sold	—	—	—
Gross profit	—	—	—
Operating expenses	—	678	(157)

Operating income (loss) from discontinued operations before income taxes	—	(678)	157
Loss on disposal of operations	—	—	—
Income tax expense (benefit)	—	(276)	72

Income (loss) from discontinued operations	$—	$(402)	$85

Expenses in 2006 primarily relate to the settlement of a pre-disposal litigation matter related to the I.T.S. business.

5.	Inventories (in thousands)

	September 30,
	2007	2006

Components and manufacturing work in process	$32,414	$48,326
Inventory on customer sites awaiting installation/ acceptance	65,752	28,893
Parts and maintenance supplies	11,633	8,931
Inventory obsolescence	(1,766)	—

	$108,033	$86,150

The inventory balances as of September 30, 2007 and 2006 include fair value inventory adjustments of $20.8 million and $38.5 million, respectively, related to the Positron Acquisition in 2007 and the IPC Acquisition in 2006.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

6.	Property, Plant and Equipment (in thousands)

	September 30,
	2007	2006

Predecessor
Building	$—	$2,893
Furniture and fixtures, machinery and equipment	—	44,446
Network equipment	—	18,834
Leasehold improvements	—	8,119
Land	—	349

	—	74,641
Less: accumulated depreciation	—	(42,777)

	$—	$31,864

Successor
Building	$3,342	$3,342
Furniture and fixtures, machinery and equipment	28,319	17,915
Network equipment	19,340	7,611
Leasehold improvements	9,939	3,696
Land	1,000	1,000
CIP	3,824	—

	65,764	33,564
Less: accumulated depreciation	(15,017)	—

	$50,747	$33,564

Depreciation and amortization expense was $15.0 million for 2007, $12.1 million for 2006 and $11.0 million for 2005.

7.	Goodwill and Intangible Assets (in thousands)

The Company accounts for its goodwill and intangible assets using SFAS 142. Under SFAS 142, goodwill and intangible assets that have indefinite useful lives are not amortized. Rather, they are reviewed for impairment annually or more frequently if certain indicators arise.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The following table reflects the changes in goodwill for the years ended September 30, 2007 and 2006:

	Trading	Network	Command
	Systems	Services	Systems	Consolidated

Predecessor
Balance at October 1, 2005	$70,080	$11,505	$6,885	$88,470
Effect of currency translation adjustments	1,328	401	—	1,729
Addition (for the acquisition of GEO 911)	—	—	425	425
Reduction (primarily related to the Orbacom settlement)	—	—	(1,617)	(1,617)

Balance at September 29, 2006	$71,408	$11,906	$5,693	$89,007

Successor
Addition (for the acquisition of IPC Acquisition Corp.)	$297,694	$84,566	$16,900	$399,160

Balance at September 30, 2006	297,694	84,566	16,900	399,160
Effect of currency translation adjustments	—	—	8,628	8,628
Addition (for the acquisitions of PPSS, WestCom and GEO911 earnout)	—	265,847	52,048	317,895
Adjustments (primarily related to purchase accounting adjustments for deferred taxes from the IPC Acquisition)	(35,295)	—	—	(35,295)

Balance at September 30, 2007	$262,399	$350,413	$77,576	$690,388

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The following table reflects the gross carrying amount and accumulated amortization of the Company’s intangible assets included in the consolidated balance sheets as of the dates indicated:

	September 30,
	2007	2006

Predecessor
Intangible assets:
Amortized intangible assets:
Technology and software		$55,315
Customer relationships		174,077
Accumulated amortization-technology and software		(34,285)
Accumulated amortization-customer relationships		(42,303)

Net carrying amount		152,804
Indefinite lived intangible assets:
Trade name		16,300

Net carrying amount		$169,104

Successor
Amortized intangible assets:
Product technology	$100,719	$93,000
Customer relationships	493,396	230,000
Carrier contract	2,560	—
Favorable lease	7,555	—
Accumulated amortization-product technology	(11,896)	(61)
Accumulated amortization-customer relationships	(21,109)	(64)
Accumulated amortization-carrier contract	(853)	—
Accumulated amortization-below market lease	(179)	—
Non-amortized intangible assets:
Trade name	92,423	88,000

Net carrying amount	$662,616	$410,875

Amortization expense for those intangible assets required to be amortized under SFAS 142 was $36.9 million for 2007, $18.1 million for 2006 and $17.4 million for 2005. The Company recorded impairment losses of $0.3 million to reduce the balance of its technology intangible asset from the purchase of Orbacom (Command Systems segment) in 2006 related to its Genesis CAD software as the product was replaced with the GEO911 CAD software and $0.3 million to write-off the balance of the Purple Voice (Trading Systems segment) technology intangible in 2005 as sales of its product did not meet expectations. Both impairments were assessed using a discounted cash flow analysis. The impairment charges were recorded in the amortization expense line in the consolidated financial statements.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Estimated annual amortization expense for 2008 and each of the four succeeding years for intangible assets required to be amortized under SFAS 142 are as follows:

	2008	2009	2010	2011	2012

Estimated annual amortization expense	$46,198	$42,348	$41,575	$39,404	$37,171

8.	Accrued Expenses and Other Current Liabilities (in thousands)

	September 30,
	2007	2006

Accrued compensation and benefits	$29,079	$15,025
Warranty reserves	2,354	2,237
Sales tax payable	8,286	2,314
Job accruals	3,724	3,760
Accrued transaction costs	5,766	3,605
Accrued lease termination costs	—	313
Accrued carrier costs	13,048	4,075
Current portion of deferred compensation	1,103	1,034
Accrued interest	1,055	293
Other accruals	17,293	6,427

	$81,708	$39,083

9.	Long Term Debt

WestCom Acquisition

On May 31, 2007, the Company entered into a $910.0 million aggregate facility in the form of a first lien term loan of $840.0 million, a revolving credit facility of $70.0 million and a second lien term loan of $315.0 million to finance the WestCom Acquisition. The first and second lien term loans were borrowed in full and the revolving credit facility was funded $20.0 million on the acquisition date.

First Lien Credit Facility

The first lien credit facility is comprised of an $840.0 million term loan consisting of a $760.0 million term loan, a £40.4 million term loan (US value of $80.0 million on the closing date) and a $70.0 million revolving credit facility. The term loans were fully drawn on May 31, 2007. As of September 30, 2007 the total amount available for borrowing under the revolving credit facility is $70.0 million, of which $59.1 million was available, after taking into account $8.2 million of outstanding letters of credit and $2.7 million drawn against the revolving facility. The revolving facility has a letter of credit sub-limit of $30.0 million. The Company’s revolving facility matures on May 31, 2013 while the first lien term loan matures on May 31, 2014. The term loan facility is required to be repaid by the Company in consecutive quarterly installments of 0.25% through March 31, 2014 and 93.25% on the term loan maturity date. For 2007, the weighted average interest rate for borrowings outstanding under the first lien credit facility was 7.66%. The Company is also required to pay a commitment fee,

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

based on the total leverage ratio, per annum of the average daily unused amount of the committed amount of the revolving credit facility as follows:

Commitment
Leverage Ratio	Fees

Greater than or equal to 5.5:1.0	0.50%
Greater than or equal to 4.5:1.0	0.375%
Less than 4.5:1.0	0.25%

In addition, a fronting fee in an amount not to exceed 0.125% per annum of the average aggregate daily amount available to be drawn under all letters of credit issued under the Company’s senior secured credit facilities and customary administrative agent and letter of credit charges applies.

Borrowings under the Company’s first lien credit facility bear interest, at the Company’s election, either based on the greater of the prime rate or the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% plus the applicable ABR margin or a LIBOR rate plus the applicable LIBOR margin. The first lien credit facility’s applicable margin is based on the total leverage ratio. As the total leverage ratio decreases, the applicable margin decreases in accordance with the following table:

	ABR	LIBOR
Leverage Ratio	Loans	Rate Loans

Greater than or equal to 5.5:1.0	1.25%	2.25%
Greater than or equal to 4.5:1.0 and less than 5.5:1.0	1.00%	2.00%
Greater than or equal to 4.0:1.0 and less than 4.5:1.0	0.75%	1.75%
Less than 4.0:1.0	0.50%	1.50%

Mandatory prepayments of the first lien credit facility are required upon the occurrence of certain events, including certain asset sales and debt issuances and casualty events, as well as from 50% of excess cash flow, as defined in the first lien credit facility, decreasing to 25% of excess cash flow if total leverage is less than 5.5 to 1.0 but greater than 4.5 to 1.0 and decreasing further to 0% if total leverage is below 4.5 to 1.0. Excess cash flow is defined in the credit agreement as: (1) the sum of net income, interest expense, provisions for taxes, depreciation expense, amortization expense, other non-cash items affecting net income and to the extent included in calculating net income, expenses incurred in connection with the acquisition, relocation, and sponsor fee plus (2) a working capital adjustment less (3) capital expenditures, cash acquisitions and certain investments, cash interest expense and provisions for taxes based on income minus 100% of the amount of any voluntary and scheduled repayments of debt made during the fiscal year.

Within 90 days of the Company’s fiscal year end, beginning with September 30, 2008, under the terms of the first lien credit facilities, the Company is required to make a mandatory excess cash flow payment.

Obligations under the first lien credit facility were secured by a first priority security interest in substantially all of the Company’s assets and the assets of its domestic subsidiaries and by a pledge of 100% of the shares of its domestic subsidiaries and 65% of the shares of direct foreign subsidiaries. The Company’s domestic subsidiaries have unconditionally guaranteed its obligations under the senior secured credit facilities.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The first lien credit facility contains customary affirmative covenants as well as negative covenants that, among other things, restrict the Company’s and its subsidiaries’ ability to: incur additional indebtedness (including guarantees of certain obligations); create liens; engage in mergers, consolidations, liquidations and dissolutions; sell assets; enter into capital leases; pay dividends or make other payments in respect of capital stock; make acquisitions; make investments, loans and advances; enter into transactions with affiliates; make payments with respect to or modify subordinated debt instruments; enter into sale and leaseback transactions; change the fiscal year or lines of business; and enter into agreements with negative pledge clauses or clauses restricting subsidiary distributions.

The first lien credit facility also contains a maximum first lien leverage ratio when the revolving credit facility is drawn in an amount greater than $30.0 million. The Company was in compliance with all requirements of the first lien credit facility as of September 30, 2007.

As of September 30, 2007, remaining annual principal repayments required under the first lien credit facilities are as follows (in thousands):

2008	2009	2010	2011	2012	2013	2014	Total

$8,425	$8,425	$8,425	$8,425	$8,425	$8,425	$789,917	$840,467

Second Lien Credit Facility

The second lien credit facility is comprised solely of a $315 million term loan. The term loan was fully drawn on May 31, 2007. The second lien credit facility matures on May 31, 2015 and no payments are required prior to the maturity date. For 2007, the weighted average interest rate for borrowings outstanding under the second lien credit facility was 10.60%.

Borrowings under the Company’s second lien credit facility bear interest, at the Company’s election, either based on the greater of the prime rate or the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% plus 4.25% or a LIBOR rate plus 5.25%.

Mandatory prepayments of the second lien credit facility and the definition of excess cash flow in the second lien facility is the same as the first lien facility. Mandatory prepayments under the second lien facility are not required until all amounts under the first lien credit facility are repaid.

Within 90 days of the Company’s fiscal year end, beginning on September 30, 2008 under the terms of the second lien credit facilities, the Company is required to make a mandatory excess cash flow payment.

Obligations under the second lien credit facility are secured by a second priority security interest in substantially all of the Company’s assets and the assets of its domestic subsidiaries and by a pledge of 100% of the shares of its domestic subsidiaries and 65% of the shares of direct foreign subsidiaries. The Company’s domestic subsidiaries have unconditionally guaranteed its obligations under the senior secured credit facilities.

The second lien credit facility contains substantially the same affirmative covenants and negative covenants as the first lien credit facility.

Prior Debt

Over the past several years, the Company has re-capitalized due to acquisitions and in order to pay dividends to its sponsor. The structure, fees and collateral of its first and second lien debt was

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

largely consistent between agreements with only the amounts varying. First lien debt was required to be repaid in quarterly installments of 0.25% per quarter and second lien debt carried with it no amortization requirement. Fees consisted of commitment fees and fronting fees which contained step down provisions as leverage decreased. Additional fees for issuance of letters of credit were also common.

Mandatory prepayments of first and second lien debt were required in all prior debt facilities and upon the occurrence of certain events, including certain asset sales, equity issuances and debt issuances, as well as a percentage of excess cash flow, as defined in each facility. Excess cash flow was generally defined in the credit agreement as: (1) the sum of net income, interest expense, provisions for taxes, depreciation expense, amortization expense, other non-cash items affecting net income and to the extent included in calculating net income, expenses incurred in connection with the acquisition, plus (2) a working capital adjustment less (3) capital expenditures, cash acquisitions and certain investments, cash interest expense and provisions for taxes based on income minus 100% of the amount of any voluntary and scheduled repayments of debt made during the fiscal year.

Obligations under the first and second lien credit facilities were secured by a first/second priority security interest in substantially all of the Company’s assets and the assets of its domestic subsidiaries and by a pledge of 100% of the shares of its domestic subsidiaries and 65% of the shares of direct foreign subsidiaries. The Company’s domestic subsidiaries have unconditionally guaranteed its obligations under the senior secured credit facilities.

Prior first and second lien credit facilities contained customary affirmative covenants as well as negative covenants that, among other things, restrict the Company’s and its subsidiaries’ ability to: incur additional indebtedness (including guarantees of certain obligations); create liens; engage in mergers, consolidations, liquidations and dissolutions; sell assets; enter into capital leases; pay dividends or make other payments in respect of capital stock; make acquisitions; make investments, loans and advances; enter into transactions with affiliates; make payments with respect to or modify subordinated debt instruments; enter into sale and leaseback transactions; change the fiscal year or lines of business; and enter into agreements with negative pledge clauses or clauses restricting subsidiary distributions.

Positron Acquisition

On February 28, 2007, the Company exercised its ability to draw on its accordion feature of up to $100.0 million by borrowing an additional $45.0 million of first lien term loan in order to finance a portion of the acquisition of Positron Public Safety Systems Inc.

Acquisition of IPC Acquisition Corp.

On September 29, 2006, the Company entered into a $637 million aggregate facility the form of a first lien term loan of $417 million, a revolving credit facility of $50 million and a second lien term loan of $170 million to finance the IPC Acquisition. The first and second lien term loans were borrowed in full and the revolving credit facility was unfunded on the acquisition date. The uses of the proceeds were to refinance the existing senior secured credit facilities; fund the acquisition of IPC Acquisition Corp. by funds managed by Silver Lake Partners; and to pay fees and expenses relating to the transaction and recapitalization.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

First Lien Credit Facility — Successor

The first lien credit facility was comprised of a $417 million term loan comprised of a $345 million term loan, a £38.5 million term loan (US value of approximately $72 million as of September 30, 2006) and a $50 million revolving credit facility. The term loans were fully drawn on September 29, 2006. As of September 30, 2006, the total amount available for borrowing under the revolving credit facility was $50.0 million, of which $43.6 million was available as of September 30, 2006, after taking into account $6.4 million of outstanding letters of credit. The revolving facility had a letter of credit sub-limit of $20.0 million.

Borrowings under the Company’s first lien credit facility bore interest, at the Company’s election, either based on an index rate plus the applicable margin or a LIBOR rate plus the applicable margin. The first lien credit facility’s applicable margin was based on the total leverage ratio. As the total leverage ratio decreased from 5.00x to 4.25x, the applicable margin decreased from 2.50% to 2.00% for LIBOR rate loans and from 1.50% to 1.00% for index rate loans.

The first lien credit facility also contained a minimum interest coverage ratio and maximum first lien and total leverage ratios. The Company was in compliance with all requirements of the first lien credit facility as of September 30, 2006.

Second Lien Credit Facility — Successor

The second lien credit facility was comprised solely of a $170 million term loan. The term loan was fully drawn on September 29, 2006. The second lien credit facility matured on September 29, 2014 and no payments were required prior to the maturity date. For 2006, the weighted average interest rate for borrowings outstanding under the second lien credit facility was 11.87%.

Borrowings under the Company’s second lien credit facility bore interest, at the Company’s election, either based on an index rate plus the applicable margin or a LIBOR rate plus the applicable margin. The second lien credit facility’s applicable margin was based on the total leverage ratio. As the total leverage ratio decreased from 5.00x to 4.25x, the applicable margin decreased from 6.50% to 6.00% for LIBOR rate loans and from 5.50% to 5.00% for index rate loans.

The second lien credit facility also contained a minimum interest coverage ratio and maximum first lien and total leverage ratios. As of September 30, 2006, the Company was in compliance with all requirements of the second lien credit facility.

First Lien Credit Facility — Predecessor

The first lien credit facility was comprised of a $310 million term loan and a $50 million revolving credit facility. The term loan was fully drawn on August 5, 2005. As of September 30, 2005, the total amount available for borrowing under the revolving credit facility was $50.0 million, of which $46.6 million was available as of September 30, 2005, after taking into account $3.4 million of outstanding letters of credit. The revolving facility had a letter of credit sublimit of $20.0 million.

Borrowings under the Company’s first lien credit facility bore interest, at the Company’s election, either based on an index rate plus the applicable margin or a LIBOR rate plus the applicable margin. The applicable margin on the first lien term loan was 1.75% on index rate loans and 2.75% on LIBOR loans. When the total leverage ratio was less than 4.5 to 1.0 the applicable margin decreases to 1.50% on index rate loans and 2.50% on LIBOR loans. The revolving credit facility’s applicable margin

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

was based on the total leverage ratio. As the total leverage ratio decreased from 5.50x to 4.00x, the applicable margin decreased from 2.75% to 2.00% for LIBOR rate loans.

The first lien credit facility also contained a minimum interest coverage ratio and maximum first lien and total leverage ratios as well as a restriction on the amount of capital expenditures the Company could have incurred in a fiscal year.

Second Lien Credit Facility — Predecessor

The second lien credit facility was comprised solely of a $125 million term loan. The term loan was fully drawn on August 5, 2005. The second lien credit facility matured on August 5, 2012 and no amortization was required prior to the maturity date. For 2006, the weighted average interest rate for borrowings outstanding under the second lien credit facility was 11.96%.

Borrowings under the Company’s second lien credit facility bore interest, at the Company’s election, either based on an index rate plus the applicable margin or a LIBOR rate plus the applicable margin. The applicable margin on the second lien term loan was 6.75% on index rate loans and 7.25% on LIBOR rate loans.

The second lien credit facility also contained a minimum interest coverage ratio and maximum first lien and total leverage ratios as well as a restriction on the amount of capital expenditures the Company could have incurred in a fiscal year.

August 2005 Recapitalization

On December 20, 2001, the Company entered into the senior secured credit facilities comprised of a $105.0 million term loan and a $15.0 million revolving credit facility in addition to $150.0 million senior subordinated notes described below. On September 2, 2003, the Company amended and restated its senior secured credit facilities. The amended and restated senior secured credit facilities consisted of a $25.0 million revolving credit facility and a $55.0 million term loan. The term loan was borrowed in full at closing. On April 20, 2004, the Company completed an agreement to increase the availability under the revolving credit facility by $10.0 million.

On August 5, 2005, the Company through a recapitalization, entered into the First Lien Credit and Guarantee Agreement comprised of a $310 million term loan and a $50 million revolving credit facility as well as the Second Lien Credit and Guarantee Agreement which was a $125 million term loan detailed below. The uses of funds on the recapitalization was to: tender for the existing 11.5% $150 million senior subordinated notes; refinance the existing senior secured credit facilities; repurchase approximately 53% of the outstanding common shares and options; and to pay fees and expenses relating to the recapitalization.

Senior Subordinated Notes

The Company issued $150.0 million in aggregate principal amount of 11.50% senior subordinated notes on December 20, 2001 to fund a portion of the consideration for the acquisition of IPC Information Systems. The senior subordinated notes were to mature on December 15, 2009 and were callable, at the Company’s option, beginning in December 2005. The senior subordinated notes were general unsecured obligations of the Company, were subordinated in right of payment to all existing and future senior debt, were pari passu in right of payment with any future senior subordinated indebtedness of the Company, and were unconditionally guaranteed by certain of the Company’s domestic restricted subsidiaries.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Interest on the senior subordinated notes accrued at the rate of 11.50% per annum and was payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2002. Pursuant to a registration rights agreement entered into at the time the senior subordinated notes were issued, on June 21, 2002 the Company completed an exchange offer registered under the Securities Act of 1933, as amended, in which 100% of the outstanding senior subordinated notes were exchanged for a different series of senior subordinated notes having substantially identical terms.

The indenture governing the senior subordinated notes contains covenants that imposed significant restrictions on the Company. These restrictions include limitations on the ability of the Company and its restricted subsidiaries to: incur indebtedness or issue preferred shares; pay dividends or make distributions in respect of capital stock or to make other restricted payments; create liens; agree to payment restrictions affecting restricted subsidiaries; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; enter into transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries.

On August 5, 2005, through its recapitalization, a successful tender offer was completed for 96.35% of the notes. Through the process, most restrictions in the indenture were stripped out. The remaining notes were defeased via a deposit of primarily government securities of approximately $6.1 million made with the trustee in escrow which matured on the call date, December 15, 2005. The remainder of the notes were called and the notes and the indenture were terminated.

10.	Deferred Compensation and Other Benefit Plans

Deferred Compensation

The Company has deferred compensation agreements with certain past key officers and employees. Amounts to be paid range from $1,667 to $500,000 per individual per annum and are non-interest-bearing, with the payments commencing on specified dates. Payments began in 1992 and continue through 2019. The gross and discounted present value (using an interest rate of 7.5%), net of cash payments, of the amounts to be paid under these agreements aggregated $3.7 million and $2.9 million, respectively, at September 30, 2007.

Approximate payments for subsequent fiscal periods related to the deferred compensation agreements at September 30, 2007, are as follows (in thousands):

September 30:

2008	$1,103
2009	423
2010	440
2011	355
2012	325
Thereafter	1,011

Total minimum payments	3,657
Less amount representing interest	(731)

Present value of minimum payments	$2,926

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Pension Plans

The Company offers its qualified U.S. employees the opportunity to participate in a defined contribution employee retirement plan in accordance with section 401(k) of the Internal Revenue Code. Eligible employees are entitled to contribute up to 50% of their pre-tax annual compensation, subject to certain limitations ($15,500 for the year ended December 31, 2007, $15,000 for the year ended December 31, 2006 and $14,000 for the year ended December 31, 2005). The Company’s matching contributions were previously subject to the discretion of the board of directors. Effective January 1, 2006, the plan has been amended to provide for Company matching contributions equal to 50% of the first 6% of compensation that a participant contributes to the plan, consistent with the Company’s payroll periods and together with the participants’ contributions. IPC UK, IPC Singapore, IPC Hong Kong and IPC Australia have defined contribution plans covering their employees. Employee contributions are limited by statute, generally not to exceed £225,000 per year in the (UK), 14.5% (Singapore — historically 13.0% changed to 14.5% July 2007), 10.0% (Hong Kong) and 9.0% (Australia) of base salary. The Company’s contribution to these plans, net of forfeitures, was $3.3 million for 2007, $3.5 million for 2006 and $2.0 million for 2005.

The Company paid to Kleinknecht Electric Company — New York (“KEC-NY”) and Kleinknecht Electric Company — New Jersey (“KEC-NJ”), both former affiliated companies owned by one of the Company’s former minority stockholders, in accordance with labor pooling agreements, approximately $3.0 million for 2007, 2006 and 2005. These payments represent pass-through contributions to various union-sponsored pension plans.

IPC-UK has a closed defined contribution plan, V Band PLC Retirement and Death Benefits Scheme. The scheme was contracted out of the State Earnings Related Pension Scheme (SERPS) on a Guaranteed Minimum Pension (GMP) basis and therefore any pre-April 1997 contributions and pensionable service are subject to the GMP rules in effect at that time. The plan is therefore considered to have defined benefit elements relating to this GMP. The plan was closed to new members in 1999 and there have been no contributions made to the scheme since 2001. The Trustees and IPC-UK have made a decision to, and commenced, a wind-up of the V Band PLC Retirement and Death Benefits Scheme. The existing members of the plan have the option of either taking an enhanced transfer value of their assets out of the scheme or for the Trustees to secure an annuity on their behalf to provide the guaranteed minimum pension entitlement at age 65. The Company’s estimated liability to effect this wind-up is approximately $0.2 million. To date the Company has made payments for approximately 51% or $0.1 million of the value. The Company is continuing actions to wind down this plan.

Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan. The option plan provides for the grant of options to purchase shares of the Company’s common stock to selected employees, officers, consultants and directors. The purpose of the plan is to aid the Company in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on behalf of the Company. The maximum number of shares that may be made the subject of options granted under the option plan is 7,905,777 shares. The Company has reserved such amount of shares of common stock for issuance upon the exercise of its outstanding stock options.

The option plan is administered by the compensation committee of the Company’s board of directors, which determines the individuals to whom options are awarded, the number of shares

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

subject to each award, the exercise price of the option and other terms and conditions of the awards. The 2006 option plan includes time vesting and performance vesting awards. Unless otherwise provided by the compensation committee, the time options generally have a five year vesting period and 25% become exercisable on the first anniversary of the date the compensation committee grants the option and then vest 1.562% monthly thereafter. The performance based options also generally have five year vesting and can vest up to 20% per year based on Adjusted EBITDA targets set by the compensation committee and calculated as defined in the Company’s First Lien Credit Agreement. Upper and lower bound Adjusted EBITDA targets are set by the compensation committee and if the lower bound target is reached 50% of the options vest, if the upper bound target is reached 100% of the options vest and if the target falls between the upper and lower, vesting will be determined based on a straight line interpolation calculation between the percentages. If targets are missed in a certain year there are cumulative upper and lower bound targets set that allow vesting to occur in the subsequent year. Options granted under the option plan are non-transferable and the shares acquired upon exercise of options are subject to certain transfer restrictions. The terms and conditions of each option are set forth in an option agreement with each individual.

The option plan provides that the effect, if any, on an option upon a change in control or sale or the consummation of a merger, consolidation, or reorganization which results in certain of the Company’s current stockholders no longer owning any interests in the Company or any successor corporation will be set forth in the option agreement. Under the form option agreements that have been approved by the Company’s compensation committee for current use under the plan, upon a change in control, 50% of the unvested portion of each time-vesting option and 100% of the unvested portion of each performance-vesting option, respectively, will immediately become vested and exercisable. In the event an option holder’s employment is terminated by the Company for any reason other than cause or disability within one year following the change in control, the option will immediately become fully vested and exercisable and remain exercisable for 180 days. The form agreements also provide that in the event of a sale or the consummation of a merger, consolidation or reorganization which results in certain of the Company’s stockholders no longer having any ownership interest in the Company or any successor corporation, the option will become fully vested and exercisable.

In addition, in the event of a change in control or an exit event in which Silver Lake Partners receives greater than 2.5 times their initial equity investment in the company, all outstanding performance vesting options granted in 2007 and held by certain of our executive officers will fully vest. Further, if a certain executive’s employment is terminated without cause or such executive resigns with good reason, such executive’s performance-vesting options granted in 2007 will become fully vested, but will not become exercisable unless and until the occurrence of a change in control or exit event in which Silver Lake Partners receives greater than 2.5 times their initial equity investment in the company.

In February 2002, the Company adopted the 2002 Stock Option Plan. The option plan provided for the grant of options to purchase shares of the Company’s common stock to selected employees, officers, consultants and directors. The purpose of the option plan was to provide an incentive to employees, officers, consultants and directors to devote their abilities and industry to the Company’s success. Effective October 1, 2005, the Company was required to adopt SFAS 123R for its stock options. Prior to October 1, 2005, the Company accounted for its stock options pursuant to APB 25.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Stock option transactions for the period from September 30, 2004 to September 30, 2007 are as follows:

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
	Number of	Exercise	Life	Aggregate
	Shares	Price	(In Years)	Intrinsic Value

Predecessor
Outstanding at September 30, 2004	5,793,300	$2.58
Granted	381,000	5.91
Modification	569,181	2.69
Exercised	(15,003)	2.58
Repurchased	(3,145,809)	2.68
Cancelled	(457,428)	2.58

Outstanding at September 30, 2005	3,125,241	2.90
Granted	384,000	8.68
Exercised	(4,788)	2.58
Cancelled	(147,228)	3.19
Settlement	(3,357,225)	3.53

Outstanding at September 30, 2006	—	—

Successor
Granted	2,682,142	$0.91
Outstanding at September 30, 2006	2,682,142	0.91
Granted	8,494,799	5.35
Exercised	(528,379)	0.91
Cancelled	(1,381,336)	5.35

Outstanding at September 30, 2007	9,267,226	$4.32	6.08	$18,778,206

Vested and exercisable at the end of the year	2,153,763	$0.91	5.41	$11,701,263

The aggregate intrinsic value is based on the fair value of the Company’s common stock of $6.34 per share as determined on September 30, 2007, less the applicable exercise price of the underlying option.

Proceeds received from the exercise of options to purchase the Company’s common stock were not material for the years ended September 30, 2007, 2006 and 2005. The intrinsic value related to the exercise of these stock options was $2.6 million for the year ended September 30, 2007 and was not material for the years ended September 30, 2006 and 2005. While the intrinsic value of these stock options is deductible for tax purposes, subject to Section 162(m) of the Internal Revenue Code, these tax benefits were not realized since the Company has incurred net operating losses. The tax effects of these deductions will be recorded in equity when realized.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information with respect to options outstanding and options exercisable at September 30, 2007:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Exercise	Remaining		Exercise
		Price	Contractual Life		Price
Exercise Prices	Shares	Per Share	(In Years)	Shares	Per Share

$0.89	2,088,550	$0.90	5.33	2,088,550	$0.90
$1.39	65,213	1.39	7.72	65,213	1.39
$5.35	7,113,463	5.35	6.29	—	—

	9,267,226	$4.32	6.08	2,153,763	$0.91

The amount of stock available to be granted under the 2006 stock option plan is 792,314 shares. The Company recorded $3.9 million of stock compensation expense in 2007 which is reflected in cost of sales in the amount of $0.1 million, research and development expense of $0.4 million and selling, general and administrative expense of $3.4 million. As of September 30, 2007, the Company expects to incur approximately $15.6 million of compensation expense related to unvested awards over weighted average period of 4 years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in the following periods:

	Years Ended September 30
	2007	2006	2005

Risk free interest rate	4.81%	4.40%	4.16%
Expected life	5 years	4 years	4 years
Expected volatility	53.02%	30.20%	51.00%
Dividend yield	0.00%	0.00%	0.00%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Expected volatility is based on the historical stock price volatility of comparable companies. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data and expectations of future exercise patterns. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

The weighted-average grant date fair value of options granted was $2.81, $2.85 and $3.47 for 2007, 2006 and 2005, respectively.

On October 18, 2005 the Board of Directors declared a three-for-one stock split of the Company’s outstanding common stock effective October 18, 2005 to all shareholders and stock option

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

awardees as of that date. The stock split has been given retroactive effect to all periods presented by multiplying the options outstanding by three and dividing the exercise price by three. The stock split will have no effect on future compensation expense.

If the Company elected to recognize compensation expense based on the fair value of the options granted at grant date, as prescribed by SFAS 123, net (loss) for 2005 would have been adjusted to the pro forma amounts indicated in the table below (in thousands):

Year Ended
September
30, 2005

Reported net (loss)	$(12,394)
Add back total stock-based employee compensation determined under APB 25 included in reported net (loss), net of tax	9,055
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(2,077)

Pro forma net (loss)	$(5,416)

Net (loss) per common share:
Basic and diluted — as reported	$(0.31)
Basic and diluted — pro forma	$(0.13)

These amounts may not necessarily be indicative of the effect of SFAS 123R for future periods in which options may be granted.

The 2002 stock option plan had immediate vesting requirements upon an exit event. As a result, in connection with the sale of IPC Acquisition Corp. on September 29, 2006, all outstanding stock options were vested and settled for $39.8 million less the rollover of $11.9 million which was exchanged for options in the successor. The Company recorded stock compensation expense of $6.5 million in selling, general and administrative expense in the consolidated statement of operations for 2006 due to the immediate vesting and settlement of all outstanding stock options. As a result of the sale, there were no options outstanding other than options that certain members of management were required to rollover into the new company in the form of fully vested options to acquire stock in the company in accordance with the purchase agreement. The fair value of the options granted in IPC Systems Holdings Corp. was in excess of the fair value of options exchanged and the Company recorded an additional stock-based compensation charge of $0.4 million in 2006.

During the first quarter of 2005, the Company concluded that fair value of the underlying shares of its common stock was in excess of the exercise price of options granted. In connection with this determination, the Company recorded $0.3 million of stock compensation expense in 2005 based on option vesting schedules in accordance with APB 25. The Company had $0.7 million of deferred stock compensation as of September 30, 2005 related to future vesting of these options, which was eliminated due to the adoption of FAS 123R.

In connection with the recapitalization, on August 5, 2005, the Company recognized $15.8 million in stock compensation expense related to the repurchase of vested stock options which has been recorded in selling, general and administrative expense in the consolidated statements of operations in 2005.

As a result of the dividends paid in August 2005, February 2005 and December 2003, the fair value of the Company’s common stock was reduced by $0.48, $0.45 and $0.41 per share,

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

respectively. In connection with these dividends, the Company adjusted the exercise price of its stock option grants and the number of shares subject to stock options so that the dividend did not affect (1) the aggregate spread of the option or (2) on a share-by-share basis, the ratio of exercise price to fair market value. These adjustments do not require variable accounting treatment for such options (recording future compensation expense based upon changes in the fair value of the options).

11.	Restructuring Charge

In connection with the acquisition of the Gains US and UK entities in April 2003, the Company established a restructuring reserve in purchase accounting for the abandonment of the Gains UK office located in London totaling $1.9 million. The reserve included the remainder of the required rental lease payments of $1.7 million as well as relocation costs for staff and equipment of $0.2 million. In September 2005, the Company subleased the Gains UK office and received rental payments totaling $0.3 million through March 2007. Accordingly, the Company reversed the $0.3 million for sublease payments in purchase accounting. This amount as well as the sublease payments have been fully paid for through September 30, 2007.

In connection with the PPSS acquisition, the Company recorded a severance provision in its consolidated statement of operations in 2007 of approximately $0.8 million related to the closing of its former Command Systems headquarters located in Mt Laurel, New Jersey and is in the process of moving the business functions to Montreal, Canada where PPSS is headquartered. In addition, approximately $0.7 million of retention bonuses were granted and are being recognized ratably to expense over the requisite service period from March 2007 through November 2007. The Company expects to incur additional charges related to the Mt. Laurel facility in 2008 which will primarily be comprised of real estate expenses when the Company ceases its use of the property. Below is the rollforward of activity related to the severance liability (in thousands):

September 30,
2007

Balance at beginning of period	$—
Accrual	1,542
Payments	(243)

Balance at end of period	$1,299

12.	Derivative Financial Instruments

The Company has used interest rate swap agreements to manage the floating interest rates of certain portions of its debt portfolio. In particular, under its current first and second lien credit facilities, the Company is required to maintain a fixed-to-floating debt ratio of at least 50% of its aggregate principal amount of indebtedness (excluding the revolving credit facility) through at least May 2010. The Company entered into interest rate swap agreements in 2007 (“the 2007 interest rate swap agreements”) in order to hedge the variability of expected future cash interest payments. Under the 2007 interest rate swap agreements, the Company agreed to pay fixed-rate payments in exchange for floating-rate payments for terms of two and five years through June 2009 and June 2012, respectively. As of September 30, 2007, the Company had total notional amounts hedged under these agreements of $850 million. The Company has elected hedge accounting treatment on its 2007 interest rate swaps. Accordingly, the Company records the changes in fair value on the interest rate swap to other comprehensive income which is a component of stockholders’ equity. The Company recognized

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

approximately $0.4 million of expense for net interest payments, and a $19.8 million liability related to the change in the fair value on its interest rate swaps. The Company uses the hypothetical derivative method to assess hedge effectiveness and any ineffectiveness is recorded as a component of interest expense.

Under its former first and second lien credit facilities, the Company was required to maintain a floating-to-fixed debt ratio of at least 50% of its aggregate principal amount of indebtedness (excluding the revolving credit facility). The Company entered into an interest rate swap agreement in December 2006 in order to hedge the variability of expected future cash interest payments. Under this interest rate swap agreement, the Company agreed to receive fixed-rate payments (based on three-month LIBOR rates) in exchange for floating-rate payments for a term of five years through December 2011. The total notional amount hedged under this agreement was $411 million. In connection with the restructuring of its debt due to the acquisition of WestCom on May 31, 2007, the Company terminated the interest rate swap on its former debt and, upon settlement, the Company received cash proceeds in June 2007 of $5.8 million, which was recorded in interest expense.

In 2005, the Company used interest rate swap agreements to manage the floating interest rates of certain portions of its debt portfolio. In particular, under its former first and second lien credit facilities, the Company was required to maintain a floating-to-fixed debt ratio of at least 50% of its aggregate principal amount of indebtedness (excluding the revolving credit facility) through at least August 2007. The Company entered into an interest rate swap agreement in 2005 (“the 2005 interest rate swap agreement”) in order to hedge the variability of expected future cash interest payments. Under the 2005 interest rate swap agreement, the Company agreed to receive fixed-rate payments (based on three-month LIBOR rates) in exchange for floating-rate payments for a term of three years through August 2008. As of September 30, 2005, the Company had total notional amounts hedged under this agreement of $400 million.

The Company did not elect hedge accounting treatment for the 2005 interest rate swap agreement. For the year ended September 30, 2005, the Company recognized approximately $0.6 million of expense and $2.3 million of losses on its interest rate swap agreement related to the fair value of the swap utilizing the hypothetical derivative method. The Company recorded these amounts as a component of interest expense in the consolidated statements of operations.

On September 29, 2006 the Company terminated its 2005 interest rate swap agreement as a result of the settlement of the hedged debt due to the IPC Acquisition. As a result, for the year ended September 30, 2006, the Company recognized a gain for the change in the fair value of the swap of $4.1 million upon settlement which was recorded in interest expense.

The Company monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions. Credit risk related to interest rate swaps is considered low because swaps are entered into with strong creditworthy counterparties and are limited to the net interest payments due/payable for the remaining life of the swap.

13.	Commitments and Contingencies

Operating Leases

The Company, through its subsidiaries, has entered into various operating leases for real estate, equipment, automobiles and telecommunications lines and circuits. The Company also subleased its former Gains UK office in London, England and recently entered into a sublease agreement for the former WestCom corporate office in New York City, New York.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Rental Commitments-Property

Rental expenses under operating leases were $12.0 million for 2007, $8.3 million for 2006 and $7.1 million for 2005. Sub-lease income was $0.1 million in 2007, $0.2 million in 2006 and $0.3 million for 2005. Future minimum annual rental payments required under non-cancelable operating leases and future sublease income at September 30, 2007 is as follows (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total

Rental expense	$10,430	$9,921	$7,095	$4,499	$3,567	$19,328	$54,840
Sublease income	1,401	1,906	1,958	2,012	2,067	12,572	21,916

Network Carrier Commitments

A portion of the Company’s cost of sales includes the cost to lease bandwidth from certain telecommunications providers. The Company’s larger commitments are through contracts with MCI and Verizon. The largest commitment is with Verizon for seven years. This contract contains minimum usage requirements. The Company expects to fulfill the minimum usage requirements of all providers. Future minimum annual network carrier commitments at September 30, 2007 are as follows (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total

Network Carrier Commitments	$15,728	$9,212	$4,779	$2,779	$2,779	$2,779	$38,056

Sponsor Management Fee

In connection with the IPC Acquisition on September 29, 2006, the Company entered into a Management Agreement with an affiliate of SLP. The Management Agreement provides for an annual fee of $1.5 million in consideration of strategic and advisory services SLP provides to the Company.

2008	2009	2010	2011	2012	Thereafter	Total

1,500	1,500	1,500	1,500	1,500	1,500	9,000

Performance Bonds

PPSS, a wholly-owned subsidiary of the Company, issues performance guarantees through various counterparties. These guarantees are primarily to government agencies relating to the completion of the bid process or contract. The amount of guarantees issued by the Company as of September 30, 2007 is $5.5 million.

Warranties

The Company records a reserve for future warranty costs based on current sales, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty liability is assessed each quarter and adjustments are made as necessary. The specific terms and conditions of the warranties vary depending on the

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

products sold and the countries in which the Company does business. Changes in the warranty liability are as follows (in thousands):

	September 30
	2007	2006

Balance at beginning of period	$2,237	$2,137
Warranty accrual	3,735	1,982
Material and labor usage	(3,618)	(1,882)

Balance at end of period	$2,354	$2,237

Legal Proceedings

The Company is a party to claims and lawsuits arising in the normal course of business.

On June 27, 2000, an action was brought against several defendants, including the Company’s subsidiary, IPC Communications, Inc. The claims related to the Company’s former I.T.S. business unit, which was sold in 2004. The legal action was filed in the United States District Court for the Southern District of New York by two telecommunications cabling contractors alleging that IPC Communications, Inc. violated federal antitrust and New York state law by conspiring with the International Brotherhood of Electrical Workers Local Union Number 3, AFL-CIO, and five electrical contractors to exclude plaintiffs from telecommunications wiring and systems installation jobs in the New York City metropolitan area. Subsequently, the complaint was amended to add an additional plaintiff and an additional defendant contractor. The Company entered into a settlement agreement which resulted in a dismissal of the claims against it. The settlement agreement was finalized and paid in November 2006 for $0.8 million, which is reflected in the 2006 loss from discontinued operations for the year ended September 30, 2006.

14.	Related Party Transactions

Silver Lake Partners

On September 29, 2006, private equity funds affiliated with Silver Lake Partners purchased the stock of IPC Acquisition Corp. from GSCP 2000 and other private equity funds affiliated with Goldman, Sachs & Co. Silver Lake Partners provided advisory services to the Company in connection with sourcing, structuring and arranging the IPC Acquisition Corp. acquisition and received fees totaling $12.0 million. Silver Lake Partners also charges the Company a quarterly sponsor monitoring fee of $0.4 million of which the first payment was made on September 29, 2006. Silver Lake Partners may in the future provide other financial advisory services to the Company and its affiliates. Affiliates of Silver Lake Partners also purchase goods and services from the Company from time to time and may do so in the future.

The Company provides project sales and installations and maintenance services negotiated on an arm’s-length basis to affiliates of Silver Lake Partners which are settled through the collection of trade receivables. The Company believes that the services it provides to Silver Lake Partners affiliates are consistent with pricing offered to comparable customers. Revenue related to these services amounted to $0.4 million for 2007 and $0.3 million for 2006.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Goldman, Sachs & Co.

GSCP 2000 and other private equity funds affiliated with Goldman, Sachs & Co. were former owners of substantially all of the Company’s common stock. Goldman, Sachs & Co., an affiliate of GSCP 2000 and its related investment funds, provided advisory and other services to GSCP 2000 and the Company in connection with sourcing and structuring, acted as joint arranger and syndication agent of the Company’s first and second lien debt, and was the administrative agent of the Company’s second lien debt as a result of the September 29, 2006 acquisition of IPC Acquisition Corp for which it received fees totaling $13.1 million. In connection with the recapitalization on August 5, 2005, as discussed in footnote 9, Goldman, Sachs & Co. also acted as the joint arranger and co-syndication agent under the Company’s first and second lien credit facilities and received fees of $7.0 million for those services in 2005. An entity affiliated with Goldman, Sachs & Co. was the counterparty to the Company’s interest rate swap in 2005. Goldman, Sachs & Co. and its affiliates may in the future provide commercial banking, investment banking or other financial advisory services to the Company and its affiliates. Goldman, Sachs & Co. and/or its affiliates also purchase goods and services from the Company from time to time and may do so in the future.

The Company provides project sales and installations and maintenance services negotiated on an arm’s-length basis to Goldman, Sachs & Co. which are settled through the collection of trade receivables. The Company believes that the services it provides to Goldman, Sachs & Co., are consistent with pricing offered to comparable globally positioned customers. Revenue related to these services amounted to $13.2 million for the year ended September 30, 2006 and $14.3 million for the year ended September 30, 2005. As of September 30, 2006, the Company has recorded on its balance sheet $4.0 million of trade receivables, respectively, and $0.9 million of customer advances, primarily related to installations in 2006 provided to Goldman, Sachs & Co.

In February 2005, and in connection with the recapitalization on August 5, 2005, the Company paid special cash dividends of approximately $20 million and $10 million, respectively to GSCP 2000 and its related investment funds. In addition, with the recapitalization on August 5, 2005, the Company repurchased approximately 53% of its outstanding common shares and options which resulted in payment of approximately $188.3 million to GSCP 2000 and other private equity funds affiliated with Goldman Sachs & Co.

On September 29, 2006 GSCP 2000 and other private equity funds affiliated with Goldman Sachs & Co. received $298.7 million as a result of the sale of IPC Acquisition Corp to Silver Lake Partners. On November 20, 2006 GSCP 2000 and other private equity funds affiliated with Goldman Sachs & Co. received an additional $17.1 million related to the sale of IPC Acquisition Corp. as a result of the escrow settlement due to the finalization of the Company’s working capital as of September 30, 2006.

15.	Income Taxes

Pretax income (loss) from continuing operations consisted of the following (in thousands):

	Year Ended September 30
	2007	2006	2005

United States	$(98,129)	$(26,955)	$(34,112)
Foreign	2,899	15,372	11,807

Total pretax loss	$(95,230)	$(11,583)	$(22,305)

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The provision (benefit) from continuing operations for income taxes consisted of the following (in thousands):

	Year Ended September 30
	2007	2006	2005

Current:
State and local	$1,479	$505	$339
Foreign	8,351	3,972	4,300
Federal	3	4,016	375

	9,833	8,493	5,014
Deferred:
State and local	1,809	(191)	(2,122)
Foreign	(5,967)	1,901	(1,646)
Federal	(27,399)	(11,031)	(11,072)

	(31,557)	(9,321)	(14,840)

Total tax benefit	$(21,724)	$(828)	$(9,826)

The components of net deferred tax assets (liabilities) are as follows (in thousands):

	September 30, 2007			September 30, 2006
	U.S.	Foreign	Total	U.S.	Foreign	Total

Deferred tax assets:
Inventory and receivables	$1,775	$934	$2,709	$—	$—	$—
Accrued expenses and deferred compensation	16,611	958	17,569	7,305	629	7,934
Deferred revenue	200	—	200	—	—	—
Interest rate swap	8,177	—	8,177	—	—	—
Tax versus book depreciation	1,783	344	2,127	—	—	—
Net operating loss carryforwards	47,153	7,543	54,696	36,012	2,622	38,634
Valuation allowance	(32,561)	(3,817)	(36,378)	(352)	(2,360)	(2,712)

Total deferred tax assets	$43,138	$5,962	$49,100	$42,965	$891	$43,856

Deferred tax liabilities:
Inventory and receivables	$—	$—	$—	$(14,771)	$910	$(13,861)
Intangible assets	(85,475)	(29,833)	(115,308)	(91,278)	(39,135)	(130,413)
Tax versus book depreciation	—	—	—	(830)	195	(635)
Prepaid expenses	(135)	—	(135)	327	—	327

Total deferred tax liabilities	$(85,610)	$(29,833)	$(115,443)	$(106,552)	$(38,030)	$(144,582)

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

A reconciliation between the statutory U.S. federal income tax rate and the effective tax rate is as follows:

	Year Ended September 30
	2007	2006	2005

Statutory U.S. federal tax rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal benefit	(4.6)	(0.2)	(8.0)
Impact of foreign operations	1.4	9.1	0.7
Repatriation of foreign earnings	—	33.4	—
Change in valuation allowance	14.2	(4.9)	—
Tax reserves	1.3	—	—
ETI benefit	—	(11.3)	—
Other, net	(0.1)	1.8	(1.8)

	(22.8)%	(7.1)%	(44.1)%

The effective income tax rate on earnings from continuing operations before income taxes is (22.8%) in 2007 compared with (7.1%) in 2006 and (44.1)% in 2005. The Company’s effective tax rate in 2007 is significantly impacted by the establishment of a valuation allowance against certain state net operating loss (NOL) carryforwards and net deferred tax assets in the U.S. and Canada. The Company’s effective tax rate in 2006 is significantly impacted by tax rate differences in foreign jurisdictions, the tax cost to repatriate foreign earnings and the tax benefit provided by a special purpose tax entity for export sales. The Company’s effective tax rate in 2005 is significantly impacted by state and local taxes.

At September 30, 2007, the Company established $33.7 million of valuation allowances against deferred tax assets in the U.S. and Canada of which approximately $15.0 million flowed through the tax provision, $10.5 million was established in purchase accounting and $8.2 million is included in other comprehensive income. In accordance with SFAS 109, the Company evaluates its deferred income taxes periodically to determine if valuation allowances are required. SFAS 109 requires that companies assess whether valuation allowances should be established against net deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In making such judgments, significant weight is given to evidence that can be objectively verified.

The Company determined in 2007 that valuation allowances were required due to the existence of three-year cumulative losses in the U.S. and Canada. Although the Company is forecasting future earnings, the negative evidence from the three-year cumulative losses outweigh the positive evidence relating to future income projections. Accordingly, the Company concluded that valuation allowances were required against its U.S. and Canadian net deferred tax assets.

The Company has U.S. federal and state NOL carryforwards of approximately $112 million and $132 million at September 30, 2007 and $75 million and $97 million at September 30, 2006, respectively, which expire commencing in 2022 for federal purposes and 2006 for state purposes. The Company has recorded valuation allowances against substantially all of these U.S. NOLs in 2007.

Additionally, the Company has foreign net operating loss carryforwards of approximately $23 million and $9 million as at September 30, 2007 and September 30, 2006 respectively, with various expiration dates. As of September 30, 2007 and 2006, the Company has recognized deferred tax assets related to its foreign net operating loss carryforwards of approximately $4 million and

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

$0.3 million, respectively. The Company has recorded a valuation allowance relating to foreign net operating losses and other deferred tax assets of $3.8 million and $2.4 million as at September 30, 2007 and 2006, respectively, representing an increase of approximately $1.4 million in 2007. The increase in 2007 was primarily due to setting up a valuation allowance against deferred tax assets in Canada. Based on the historical and future earning projections, the Company believes that it is more likely than not that the deferred tax assets relating to the foreign net operating loss carryforwards that do not have a valuation allowance are realizable.

As of September 30, 2007 and 2006, the Company had approximately $30 million and $15 million of undistributed earnings attributable to foreign subsidiaries, respectively. It is the Company’s intention to indefinitely reinvest undistributed earnings of foreign subsidiaries. If foreign earnings are repatriated in the future or are no longer deemed to be indefinitely reinvested, the Company will accrue the applicable amount of taxes associated with such earnings and pay taxes at a rate higher than our overall effective income tax rates in 2007 and 2006. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.

IPC Information Systems was included in the Global Crossing consolidated return for federal income tax purposes for the period ended December 20, 2001. Federal law provides that each member of an affiliated group that files a consolidated return is liable for the group’s entire tax obligation. Thus, to the extent Global Crossing or other members of the group failed to make any federal income tax payments required of them by law for 2001, the Company could be liable for the shortfall. Similar principles may apply for state income tax purposes in many states. Global Crossing has advised the Company that it does not believe that it had federal income tax liability for 2001.

The Company cannot independently verify this information and can give no assurance that this information is correct. If Global Crossing’s federal income tax liabilities are significant and are imposed on IPC Information Systems, these liabilities could have a material adverse effect on the Company’s financial condition and results of operations. Based on the separate return tax computation for IPC Information Systems, the current federal deferred tax liability for the period ended December 20, 2001 was treated as an intercompany liability to an affiliate included in Global Crossing’s consolidated federal tax return. For tax years ending prior to December 20, 2001, IPC Information Systems filed a separate federal tax return with its affiliates and subsidiaries. However, the Company believes that the tax years ended December 20, 2001 and prior, that the statute of limitations has expired. Only one state return has an extended statute of limitations and IPC has set up a reserve for this return.

Pursuant to the settlement and rejection agreement, Global Crossing has also paid over to the Company approximately $2.2 million for payroll and federal tax refunds received by it for periods prior to and including the date of the IPC Information Systems acquisition. Global Crossing is also required to pay the Company any future tax refunds or credits it receives that are applicable to IPC Information Systems, LLC (f/k/a IPC Information Systems, Inc.) and its subsidiaries for these periods. In addition to the refunds that Global Crossing has received and paid to us, the Company has received an additional $3.0 million in miscellaneous refunds and credits relating to periods prior to the IPC Information Systems acquisition.

During the fiscal year ended September 30, 2007 the Company acquired 100% of the stock of Positron Public Safety Systems, Inc., a Canadian domiciled company, and its two US subsidiaries, Positron Public Safety Systems Corp. and Masys Corp. Pre-acquisition due diligence revealed that these companies had contingent tax liabilities, including interest and penalties of approximately $0 to $1 million related to state employment taxes. The Company currently holds a portion of the purchase

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

price in escrow for such liabilities. In accordance with the stock purchase agreement, the seller is responsible for all pre-acquisition tax liabilities. Should the liabilities exceed the escrowed amount, the Company is fully indemnified to the extent of the acquisition price. The Company does not expect the resolution of this issue to have a material adverse effect on its financial condition or its results of operations.

During the fiscal year ended September 30, 2007, the Company acquired 100% of the stock of WestCom. Pre-acquisition due diligence revealed that WestCom and its affiliates had potential contingent liabilities of approximately $10 million related to state and/or local taxes. The Company currently holds a portion of the purchase price in escrow for such liabilities. In connection with these liabilities, the Company is working to resolve these issues, but the ultimate outcome remains uncertain. Should the liabilities exceed the escrowed amount, the Company is fully indemnified for these liabilities up to the extent of the purchase price. The Company does not expect the resolution of this issue to have a material adverse effect on its financial condition or results of operations.

16.	Business Segment Information (in thousands)

Segment information has been prepared in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The accounting policies of the segments are the same as the accounting policies for the consolidated Company.

The Company, headquartered in New Jersey, is a global provider of integrated, mission-critical communications solutions. The Company manages its business through two divisions: the Financial Services division, which is comprised of the Trading Systems and Network Services operating segments, and the Command Systems division. These business segments report revenue as follows:

•	Trading Systems. Product installation and sales revenue is derived from the design, manufacture and installation of trading turrets. Service revenue is derived from long-term maintenance contracts, usually lasting one to three years in length, and short-term moves, adds and changes, or MAC projects.

•	Network Services. Service revenue primarily is derived from the provisioning of dedicated voice grade private lines between trading counterparties. Additional solutions such as Advanced Fault Management and Total Circuit Management comprise a smaller portion of network service revenues.

•	Command Systems. Product installation and sales revenue is derived from the sale and integration of our voice consoles with software solutions and data applications. The product suite includes Enhanced 911 call handling, radio dispatch consoles, computer-aided dispatch (CAD) software and records management system (RMS) software. Service revenue is derived from the project management and integration of technologies primarily in the public safety sector.

The Company’s primary measures to evaluate performance of its business segments are direct margin (revenue less cost of sales, excluding indirect costs and depreciation and amortization), gross profit, segment profit and income from operations before income taxes.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

The following tables represent business segment information for the Company’s three operating segments, Trading Systems, Network Services and Command Systems for the fiscal years ended September 30, 2007, 2006 and 2005.

Year Ended September 30, 2007

	Trading	Network	Command
	Systems	Services	Systems	Consolidated

Revenue:
Product sales and installations	$206,162	$—	$24,529	$230,691
Service	114,176	133,819	6,697	254,692

Total revenue	320,338	133,819	31,226	485,383
Direct costs	156,568	56,447	18,774	231,789

Direct margin	163,770	77,372	12,452	253,594
Indirect cost (fixed and variable)	30,008	11,968	10,103	52,079
Depreciation and amortization	1,321	5,693	—	7,014

Gross Profit	132,441	59,711	2,349	194,501
Research and development	19,232	—	12,014	31,246
Selling, general and administrative	81,143	17,846	17,463	116,452

Segment profit (loss)	32,066	41,865	(27,128)	46,803
Other segment data:
Depreciation and amortization	6,013	904	1,057	7,974
Amortization of intangible assets	23,179	10,911	2,812	36,902
Interest expense (income), net	66,518	(762)	15	65,771
Debt extinguishment, net	28,703	—	—	28,703
Other income (expense), net	(1,468)	(1,178)	(37)	(2,683)

Income from continuing operations before income taxes	$(93,815)	$29,634	$(31,049)	$(95,230)

Total assets as of September 30, 2007	$809,901	$840,960	$186,965	$1,837,826

Capital expenditures	$12,317	$7,400	$3,300	$23,017

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Year Ended September 30, 2006 (Successor)

	Trading	Network	Command
	Systems	Services	Systems	Consolidated

Revenue:
Product sales and installations	$—	$—	$—	$—
Service	—	—	—	—

Total revenue	—	—	—	—
Direct costs	—	—	—	—

Direct margin	—	—	—	—
Indirect cost (fixed and variable)	—	—	—	—
Depreciation and amortization	—	—	—	—

Gross Profit	—	—	—	—
Research and development	—	—	—	—
Selling, general and administrative	—	—	—	—

Segment profit (loss)	—	—	—	—
Other segment data:	—	—	—	—
Corporate research and development	—	—	—	—
Corporate selling, general and administrative	—	—	—	—
Depreciation and amortization	—	—	—	—
Amortization of intangible assets	109	22	10	141
Interest expense (income), net	303	—	—	303
Debt extinguishment, net	—	—	—	—
Other income (expense), net	1,089	—	—	1,089

Income from continuing operations before income taxes	$677	$(22)	$(10)	$645

Total assets as of September 30, 2006	$857,310	$204,931	$71,061	$1,133,302

Capital expenditures	$—	$—	$—	$—

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Year Ended September 30, 2006 (Predecessor)

	Trading	Network	Command
	Systems	Services	Systems	Consolidated

Revenue:
Product sales and installations	$171,602	$—	$14,577	$186,179
Service	116,091	76,098	3,466	195,655

Total revenue	287,693	76,098	18,043	381,834
Direct costs	111,104	33,025	5,690	149,819

Direct margin	176,589	43,073	12,353	232,015
Indirect cost (fixed and variable)	24,078	9,008	2,394	35,480
Depreciation and amortization	1,361	4,048	—	5,409

Gross Profit	151,150	30,017	9,959	191,126
Research and development	22,838	—	6,478	29,316
Selling, general and administrative	80,874	11,348	7,561	99,783

Segment profit (loss)	47,438	18,669	(4,080)	62,027
Other segment data:
Depreciation and amortization	5,966	301	407	6,674
Amortization of intangible assets	14,494	1,178	2,570	18,242
Interest expense (income), net	36,434	72	—	36,506
Debt extinguishment, net	11,682	—	—	11,682
Other income (expense), net	(6)	(1,141)	(4)	(1,151)

Income from continuing operations before income taxes	$(21,144)	$15,977	$(7,061)	$(12,228)

Capital expenditures	$9,901	$4,995	$1,284	$16,180

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Year Ended September 30, 2005

	Trading	Network	Command
	Systems	Services	Systems	Consolidated

Revenue:
Product sales and installations	$136,618	$—	$12,442	$149,060
Service	111,086	63,911	3,358	178,355

Total revenue	247,704	63,911	15,800	327,415
Direct costs	91,721	30,091	7,653	129,465

Direct margin	155,983	33,820	8,147	197,950
Indirect cost (fixed and variable)	18,284	6,949	1,101	26,334
Depreciation and amortization	1,230	3,399	—	4,629

Gross Profit	136,469	23,472	7,046	166,987
Research and development	20,989	—	1,970	22,959
Selling, general and administrative	74,853	12,372	6,817	94,042

Segment profit (loss)	40,627	11,100	(1,741)	49,986
Other segment data:
Depreciation and amortization	5,959	365	76	6,400
Amortization of intangible assets	15,195	1,188	1,355	17,738
Interest expense (income), net	27,902	(69)	—	27,833
Debt extinguishment, net	24,654	—	—	24,654
Other income (expense), net	4,576	(237)	(5)	4,334

Income from continuing operations before income taxes	$(28,507)	$9,379	$(3,177)	$(22,305)

Capital expenditures	$6,643	$5,795	$1,290	$13,728

Information about the Company’s operations by geographic location is as follows:

	Successor	Predecessor
	Year Ended September 30
	2007	2006	2005
Revenue:
Americas	$275,160	$229,813	$193,324
United Kingdom (Europe)	132,604	98,492	83,853
Asia Pacific	77,619	53,529	50,238

	$485,383	$381,834	$327,415

Revenue is attributed to the geographic location in which the related customer contracts are executed.

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

There were no revenues in the successor period for 2006.

	Successor
	September 30
	2007	2006

Long Lived Assets:
Americas	$1,234,416	$741,211
Europe	142,618	68,689
Asia Pacific	26,718	36,683

	$1,403,752	$846,583

Trading systems intrasegment transfers from the United States to Europe and Asia Pacific respectively, eliminated in consolidation, were $45.2 million and $35.5 million for the year ended September 30, 2007, $17.2 million and $19.9 million for the year ended September 30, 2006 and $23.8 million and $17.7 million for the year ended September 30, 2005.

The Company’s top ten customers, which are all major financial institutions, accounted for approximately 41%, 46% and 45% of the Company’s total consolidated revenues, for the years ended September 30, 2007, 2006 and 2005 respectively. For 2006, one customer in the Trading Systems segment accounted for approximately $38.2 million, or approximately 10% of total consolidated revenues. There were no customers in 2007 and 2005 that accounted for more than 10% of total consolidated revenues.

17.	Quarterly Financial Data (Unaudited)

The following table sets forth unaudited quarterly financial information for 2007 and 2006 (in thousands, except per share amounts):

	Quarter Ended
2007	December 31	March 31	June 30	September 30	Total

Revenue	$81,124	$95,698	$143,285	$165,276	$485,383
Gross profit	29,214	42,969	62,115	60,203	194,501
Loss on debt extinguishment	—	—	(28,703)	—	(28,703)
Net loss	(11,774)	(6,519)	(15,197)	(40,016)	(73,506)
Basic and diluted common net loss per share	$(0.27)	$(0.14)	$(0.31)	$(0.78)	$(1.55)

Predecessor	Quarter Ended
2006	December 31	March 31	June 30	September 30	Total

Revenue	$81,249	$93,913	$89,212	$117,460	$381,834
Gross profit	41,285	44,462	44,888	60,491	191,126
Loss on debt extinguishment	—	—	—	(11,682)	(11,682)
Loss from continuing operations	(1,406)	(1,976)	(1,069)	(6,949)	(11,400)

IPC Systems Holdings Corp.
(formerly Trader Acquisition Corp.)

Notes to Consolidated Financial Statements — (Continued)

Predecessor	Quarter Ended
2006	December 31	March 31	June 30	September 30	Total

Income (loss) from discontinued operations, net of tax	169	—	(133)	(438)	(402)
Net loss	(1,237)	(1,976)	(1,202)	(7,387)	(11,802)
Basic and diluted common loss per share from continuing operations	$(0.07)	$(0.10)	$(0.05)	$(0.34)	$(0.55)
Basic and diluted common income (loss) per share from discontinued operations	$0.01	$—	$(0.01)	$(0.02)	$(0.02)
Basic and diluted common net loss per share	$(0.06)	$(0.10)	$(0.06)	$(0.36)	$(0.57)
Successor
2006

Revenue	$—	$—	$—	$—	$—
Gross profit	—	—	—	—	—
Net income	—	—	—	645	645
Basic common net income per share	$—	$—	$—	$0.01	$0.01

18.	Subsequent Event (unaudited)

In connection with the signing of a customer contract in October 2007, the Company issued 1,240,000 fully vested non-forfeitable warrants with a strike price of $7.25. In accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company will record a charge based on the Black-Scholes pricing model as contra revenue in the quarter ended December 31, 2007.

IPC Systems Holdings Corp.
Schedule II: Schedule of Valuation and Qualifying Accounts

		Additions		Deductions
				Write-offs,
	Balance at			Payments	Balance at
	Beginning of	Acquired	Charged to	and Other	End of
	Period	Balances	Expense	Adjustments	Period
	(In thousands)

Allowance for doubtful accounts:
Successor
Period ended September 30, 2007	$—	$—	$1,350	$—	$1,350
Predecessor
Period ended September 29, 2006	$1,883	$—	$270	$(264)	$1,889	(a)
Year ended September 30, 2005	$1,374	$—	$35	$474	$1,883
Reserves for Credits Against Accounts Receivable:
Successor
Period ended September 30, 2007	$209	$—	$316	$—	$525
Predecessor
Period ended September 29, 2006	$—	$—	$209	$—	$209
Year ended September 30, 2005	$—	$—	$—	$—	$—
Inventory Obsolescence:
Successor
Period ended September 30, 2007	$—	$—	$1,766	$—	$1,766
Predecessor
Period ended September 29, 2006	$5,343	$—	$601	$(755)	$5,189	(a)
Year ended September 30, 2005	$5,398	$—	$377	$(432)	$5,343
Deferred Tax Asset Valuation Allowance:
Successor
Period ended September 30, 2007	$2,711	$10,536	$15,110	$8,021 (b)	$36,378
Predecessor
Period ended September 29, 2006	$3,278	$—	$(567)	$—	$2,711
Year ended September 30, 2005	$3,392	$—	$(114)	$—	$3,278

(a)	Balances were eliminated in purchase accounting in connection with the IPC Acquisition.

(b)	Amounts were recorded through other comprehensive income

Independent Auditors’ Report

To the Board of Directors
WestCom Holding Corp. and Subsidiaries
New York, New York

We have audited the accompanying consolidated balance sheets of WestCom Holding Corp. and Subsidiaries (collectively, the “Company”) as of May 31, 2007 and December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit and cash flows for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WestCom Holding Corp. and Subsidiaries at May 31, 2007 and December 31, 2006 and 2005, and the results of their operations and their cash flows for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

New York, NY
December 21, 2007

WestCom Holding Corp. and Subsidiaries

Consolidated Balance Sheets

	May 31,	December 31,
	2007	2006	2005
Assets
Current:
Cash and cash equivalents	$5,632,580	$10,476,063	$11,073,549
Accounts receivable — net of allowance for doubtful accounts of $967,077 in 2007, $1,036,878 in 2006 and $1,212,326 in 2005	6,894,926	7,147,330	6,429,291
Interest rate swap	790,000	1,330,816	—
Due from related parties	1,389,459	1,345,008	—
Deferred tax asset	3,065,309	1,842,094	359,736
Prepaid expenses and other current assets	3,856,698	2,588,913	1,926,914

Total current assets	21,628,972	24,730,224	19,789,490
Restricted cash	—	—	481,894
Interest rate swap	—	—	1,479,395
Property and equipment, at cost, net of accumulated depreciation and amortization	20,330,326	20,038,084	18,021,974
Goodwill	98,511,676	97,492,491	85,994,088
Intangibles, net	160,442,942	166,275,707	165,843,333
Debt issuance costs, net	3,461,328	3,851,286	4,787,184
Deferred tax asset	7,037,470	—	175,356
Other assets	1,398,184	1,563,812	1,941,587

	$312,810,898	$313,951,604	$298,514,301

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,795,026	$4,305,980	$2,776,244
Accrued FCC fees	167,384	318,827	546,175
Current portion of long-term debt	21,864,308	29,167,686	27,922,093
Commissions payable	569,842	193,246	281,248
Payable to profit sharing plan	116,333	153,140	146,155
Accrued expenses and other current liabilities	28,562,545	16,588,735	7,638,754
Income tax payable	—	1,145,912	—
Deferred rent, current portion	79,836	79,836	55,000
Deferred revenue	1,589,503	74,251	186,474

Total current liabilities	55,744,777	52,027,613	39,552,143
Deferred rent, less current portion	642,524	674,888	655,417
Deferred tax liability	—	940,306	—
Long-term debt, less current portion	142,840,379	148,306,456	181,695,694

Total liabilities	199,227,680	201,949,263	221,903,254

Redeemable preferred stock Series A (par value $0.01; 100,000 shares authorized; 99,511, 99,511 and 77,911 shares issued and outstanding, respectively, $1,000 liquidation value per share)	133,306,175	125,806,101	90,098,729

Commitments and contingency (Notes 9 and 12)
Stockholders’ deficit:
Common stock	110,568	110,568	86,568
Distributions in excess of capital	(9,016,849)	(14,653,499)	(8,423,572)
Deficit	(12,224,358)	—	—
Accumulated other comprehensive income (loss):
Cumulative translation adjustment	1,407,682	739,171	(5,150,678)

Total stockholders’ deficit	(19,722,957)	(13,803,760)	(13,487,682)

	$312,810,898	$313,951,604	$298,514,301

See accompanying summary of accounting policies and notes to consolidated financial statements.

WestCom Holding Corp. and Subsidiaries

Consolidated Statements of Operations and
Comprehensive Income (Loss)

					Period from
	Five Months	Five Months			December 17,
	Ended	Ended			2004 to
	May 31,	May 31,	Year Ended December 31,		December 31,
	2007	2006	2006	2005	2004
		(unaudited)

Net revenues	$57,666,577	$51,629,765	$124,957,781	$112,608,901	$3,878,491
Line charges and universal service fees	22,785,361	19,164,108	46,345,125	34,698,589	1,053,125

Gross profit	34,881,216	32,465,657	78,612,656	77,910,312	2,825,366
Operating expenses	48,357,421	21,791,869	52,552,373	47,362,277	1,537,652

Income (loss) from operations	(13,476,205)	10,673,788	26,060,283	30,548,035	1,287,714
Interest expense	(7,526,616)	(6,797,750)	(17,753,811)	(13,753,414)	(656,074)
Other income (expense), net	142,444	91,363	194,482	(295,542)	62,132

Income (loss) before provision (benefit) for income taxes	(20,860,377)	3,967,401	8,500,954	16,499,079	693,772
Provision (benefit) for income taxes	(8,636,019)	1,747,078	4,157,753	6,214,288	255,947

Net income (loss)	(12,224,358)	2,220,323	4,343,201	10,284,791	437,825
Other comprehensive income (loss):
Foreign currency translation adjustment	668,511	3,408,311	5,889,849	(5,150,678)	—

Comprehensive income (loss)	$(11,555,847)	$5,628,634	$10,233,050	$5,134,113	$437,825

Net income (loss)	$(12,224,358)	$2,220,323	$4,343,201	$10,284,791	$437,825
Preferred stock — imputed dividend	—	—	—	—	(15,897,150)
Preferred stock — dividends payable	(7,500,073)	(5,371,338)	(14,107,372)	(11,768,554)	(419,415)

Net loss applicable to common shares	$(19,724,431)	$(3,151,015)	$(9,764,171)	$(1,483,763)	$(15,878,740)

See accompanying summary of accounting policies and notes to consolidated financial statements.

WestCom Holding Corp. and Subsidiaries

Consolidated Statements of Stockholders’ Deficit

	Five Months Ended May 31, 2007, Years Ended December 31, 2006
	and 2005 and period from December 17, 2004 to December 31, 2004
		Additional		Accumulated
		Paid-In Capital		Other
	Common	(distributions in		Comprehensive
	Stock	excess of capital)	Deficit	Income (loss)	Total

Balance at December 17, 2004	$—	$—	$—	$—	$—
Capital contribution from former stockholder	—	1,050,000	—	—	1,050,000
Issuance of common stock	86,568	6,803,833	—	—	6,890,401
Net income	—	—	437,825	—	437,825
Preferred dividend — accrued, Class A	—	—	(419,415)	—	(419,415)
Preferred dividend — imputed, Class A	—	(15,897,150)	—	—	(15,897,150)

Balance at December 31, 2004	86,568	(8,043,317)	18,410	—	(7,938,339)
Net income	—	—	10,284,791	—	10,284,791
Preferred dividends — accrued	—	(1,465,353)	(10,303,201)	—	(11,768,554)
Stock option compensation	—	1,085,098	—	—	1,085,098
Foreign currency translation adjustment	—	—	—	(5,150,678)	(5,150,678)

Balance at December 31, 2005	86,568	(8,423,572)	—	(5,150,678)	(13,487,682)
Issuance of common stock	24,000	2,376,000	—	—	2,400,000
Net income	—	—	4,343,201	—	4,343,201
Preferred dividends — accrued	—	(9,764,171)	(4,343,201)	—	(14,107,372)
Stock option compensation	—	1,158,244	—	—	1,158,244
Foreign currency translation adjustment	—	—	—	5,889,849	5,889,849

Balance at December 31, 2006	110,568	(14,653,499)	—	739,171	(13,803,760)
Net loss	—	—	(12,224,358)	—	(12,224,358)
Preferred dividends — accrued	—	(7,500,073)	—	—	(7,500,073)
Stock option compensation	—	12,506,196	—	—	12,506,196
Excess tax benefit derived from exercise of employee stock options	—	630,527	—	—	630,527
Foreign currency translation adjustment	—	—	—	668,511	668,511

Balance at May 31, 2007	$110,568	$(9,016,849)	$(12,224,358)	$1,407,682	$(19,722,957)

See accompanying summary of accounting policies and notes to consolidated financial statements.

WestCom Holding Corp. and Subsidiaries

Consolidated Statements of Cash Flows

					Period from
		Five Months			December 17,
	Five Months	Ended			2004 to
	Ended	May 31,	Year Ended December 31,		December 31,
	May 31, 2007	2006	2006	2005	2004
		(unaudited)

Cash flows from operating activities:
Net income (loss)	$(12,224,358)	$2,220,323	$4,343,201	$10,284,791	$437,825

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,695,021	7,697,770	18,969,882	16,736,290	594,967
Deferred income taxes	(8,630,280)	(458)	(462,448)	64,862	(600,041)
Amortization of debt issuance cost	389,958	389,957	935,898	935,899	—
Bad debt expense	147,822	251,652	290,238	994,423	—
Stock-based compensation	12,506,196	545,037	1,158,244	1,085,098	—
Loss on write-off of property and equipment	—	—	217,610	—	—
Interest rate swap	540,816	(535,532)	148,579	(1,479,395)	—
(Increase) decrease in:
Restricted cash	—	409,052	481,894	(8,277)	—
Accounts receivable	137,337	(1,063,845)	(578,458)	(4,370,068)	750,961
Prepaid expenses and other current assets	606,847	1,500,766	2,039,016	(3,613,259)	(120,736)
Other assets	165,628	160,442	377,775	869,285	—
Increase (decrease) in:
Accounts payable	(1,525,081)	294	1,705,549	(799,421)	(1,291,541)
Accrued FCC fees	(605,404)	(318,457)	(503,661)	(70,639)	228,808
Deferred rent	(22,917)	(22,917)	38,307	(55,000)	—
Deferred revenue	1,502,243	2,357,859	(112,223)	(282,761)	(1,725,017)
Commissions payable	376,596	212,005	(88,002)	7,223	(145,827)
Income taxes payable	(3,552,791)	233,899	(879,314)	147,300	322,875
Profit sharing plan payable	(36,807)	(18,445)	6,985	16,106	(4,739)
Accrued expenses and other current liabilities	12,485,602	4,483,592	5,443,482	5,889,066	507,663

Total adjustments	23,180,786	16,282,671	29,189,353	16,066,732	(1,482,627)

Net cash provided by (used in) operating activities	10,956,428	18,502,994	33,532,554	26,351,523	(1,044,802)

See accompanying summary of accounting policies and notes to consolidated financial statements.

WestCom Holding Corp. and Subsidiaries

Consolidated Statements of Cash Flows

					Period from
	Five Months				December 17,
	Ended	Five Months			2004 to
	May 31,	Ended	Year Ended December 31,		December 31,
	2007	May 31, 2006	2006	2005	2004
		(unaudited)

Cash flows from investing activities:
Payments for business acquisition, net of cash acquired	$(2,724,515)	$(1,061,750)	$(22,108,276)	$(35,514,791)	$(215,434,591)
Capital expenditures	(946,514)	(2,122,185)	(4,095,832)	(2,343,383)	—

Net cash used in investing activities	(3,671,029)	(3,183,935)	(26,204,108)	(37,858,174)	(215,434,591)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of issuance cost of $5,095,746	—	—	—	31,722,663	186,904,254
Repayment of long-term debt	(12,769,455)	(17,057,246)	(32,143,645)	(14,732,213)	(42,187,500)
Proceeds from issuance of common and preferred stock	—	—	24,000,000	—	68,901,910
Proceeds/(repayments) of loan from related party	—	—	—	(279,424)	279,424
Excess tax benefits from share-based payment arrangements	630,527	—	—	—	—

Net cash provided by (used in) financing activities	(12,138,928)	(17,057,246)	(8,143,645)	16,711,026	213,898,088

Effect of exchange rate changes on cash	10,046	191,627	217,713	(297,496)	—

Net increase (decrease) in cash and cash equivalents	(4,843,483)	(1,546,560)	(597,486)	4,906,879	(2,581,305)
Cash and cash equivalents, beginning of period	10,476,063	11,073,549	11,073,549	6,166,670	8,747,975

Cash and cash equivalents, end of period	$5,632,580	$9,576,989	$10,476,063	$11,073,549	$6,166,670

See accompanying summary of accounting policies and notes to consolidated financial statements.

WestCom Holding Corp. and Subsidiaries

Summary of Accounting Policies

Description of Business

WestCom Holding Corp. and Subsidiaries (collectively, the “Company”) are providers of dedicated private-line communication services, which facilitate the execution of transactions by the financial services community who buy and sell equity and debt securities, commodities, currencies and other financial instruments. The subsidiaries of WestCom Holding Corp. (“Holding”) are WestCom Acquisition Corp., WestCom Corporation, WestCom Europe Limited, WestCom Dedicated Private Lines, Inc. (NY), WestCom Dedicated Private Lines, Inc. (IL), WestCom Latin America Limited, WestCom Global Networks ULC, Tradelines, KGM Circuit Solutions, WestCom Hong Kong Ltd. and WestCom Singapore Ltd. (see Note 1). The Company has historically been predominantly providers of voice communications and have more recently added private-line data services. The Company operates in a single reporting business segment.

Basis of Presentation

The consolidated financial statements include the accounts of the Company. All material intercompany accounts and transactions have been eliminated. Results from operations presented are for the five months ended May 31, 2007 prior to IPC Systems, Inc.’s acquisition of the Company (see Note 19), the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated statement of income for the five months ended May 31, 2006 and the consolidated statement of cash flows for the five months ended May 31, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s results of operations and its cash flows for the five months ended May 31, 2006.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At May 31, 2007 and December 31, 2006 and 2005, the majority of cash and cash equivalents consisted of money market funds.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. The Company recognizes the related rent expense on a straight-line basis over the life of the lease, starting at the time physical possession of the property is taken.

Debt Issue Costs

Costs incurred in connection with the long-term debt financing have been deferred and are being amortized as interest expense using the effective interest method over the term of the related debt.

WestCom Holding Corp. and Subsidiaries

Summary of Accounting Policies — (Continued)

Debt issue costs of $5,723,083 consist of legal, bank facility fees and related costs for securing the bank loans and other sources of financing, which were incurred as of December 17, 2004, in connection with the Purchase (see Note 1) and Trader Voice Acquisition (see Note 2). Accumulated amortization as of May 31, 2007 and December 31, 2006 and 2005 totaled $2,261,754, $1,871,797, and $935,898, respectively.

Long-Lived Assets

Long-lived assets, such as intangibles and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use and sale of these assets. When any such impairment exists, the related assets will be written down to fair value. No impairment has been recorded through May 31, 2007.

Goodwill and Other Intangibles

Goodwill represents acquisition costs in excess of the fair value of net tangible and intangible assets of businesses purchased. Other intangible assets primarily consist of trade name and trademark, the value of customer relationships and non-compete agreements. Amortizable intangible assets are primarily being amortized on a straight-line basis, which approximates economic use, over periods ranging from three to fifteen years. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, the Company evaluates goodwill and trade name and trademark annually for impairment, or earlier if indicators of potential impairment exist. The determination of whether or not goodwill and trade name and trademark have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Changes in the Company’s strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow approach that uses forward-looking assumptions, revenues and costs for each reporting unit, as well as appropriate discount rates. If the Company determines through the impairment review process that goodwill and trade name and trademark have been impaired, it records an impairment charge in its consolidated statements of operations. Based on their impairment review process, the Company has not recorded any impairments through May 31, 2007.

WestCom Holding Corp. and Subsidiaries

Summary of Accounting Policies — (Continued)

A rollforward of goodwill from inception through May 31, 2007 is as follows:

Balance arising from purchase on December 17, 2004	$92,386,037
Translation adjustment	—

Balance, December 31, 2004	92,386,037
Change in estimate (see Note 2)	(8,000,000)
Tradelines acquisition (see Note 2)	2,742,318
Translation adjustments	(1,134,267)

Balance, December 31, 2005	85,994,088
Lexar acquisition (see Note 2)	698,820
KGM Circuit Solutions acquisition (see Note 2)	9,495,744
Translation adjustments	1,303,839

Balance, December 31, 2006	97,492,491
Nittan Telecom transaction (see Note 2)	473,202
Lexar acquisition (see Note 2)	378,000
Translation adjustment	167,983

Balance, May 31, 2007	$98,511,676

Income Taxes

The Company follows the liability method of accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files a consolidated Federal income tax return.

Revenue Recognition

Revenues are earned as services are provided. Fees are billed in advance. Deferred revenues of $1,589,503, $74,251 and $186,474 at May 31, 2007 and December 31, 2006, and 2005, respectively, represent cash received in advance of the provision of services.

Foreign Currency Translations and Transactions

The financial position and results of operations of the Company’s foreign subsidiaries is determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each period-end. Income statement accounts are translated at the average rate of exchange prevailing during the related period. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income (loss), a component of stockholders’ deficit. Gains and losses resulting from foreign currency transactions included in other income (expense) were $17,413, $7,273, $28,471 and $(3,261) for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

WestCom Holding Corp. and Subsidiaries

Summary of Accounting Policies — (Continued)

liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income and all changes in stockholders’ deficit except those due to investments by the owner.

Stock-Based Compensation

In December 2004 the Financial Accounting Standards Board issued SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) is a revision of SFAS No. 123, as amended, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees if options were issued with an exercise price no lower than fair value on the date of grant. SFAS No. 123(R) requires that the fair value of all share-based payment transactions be recognized in the financial statements as compensation expense over the service period. On January 1, 2005, the Companies adopted SFAS No. 123(R). While the provisions of SFAS No. 123(R) were not effective until the first annual reporting period that began after December 15, 2005, the Company elected to adopt SFAS No. 123(R) before the required effective date. The Company did not have an option plan prior to 2005 so there are no prior period implications of this adoption. The Company has adopted a stock option plan during 2005. The fair value of the 2005 stock options granted were estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The fair value of the 2007 options granted were based on the sale price of the underlying shares, in connection with the sale of the Company to IPC Systems, Inc. on May 31, 2007 due to the short term nature of the options (see Note 19). No options were granted in 2006. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility was based on historical volatility of comparable companies.

Year Ended
December 31, 2005

Risk-free rate	2.72% - 4.32%
Expected life (in years)	0.2 - 5.5
Expected volatility	39.54% - 50.37%
Expected dividend yield	0% - 7.50%

See Note 18 for additional information regarding stock-based compensation.

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Changes in Ownership

On December 17, 2004, Holding was incorporated along with its 100% subsidiary, WestCom Acquisition Corp. (“Acquisition Corp”). On December 17, 2004, Acquisition Corp. purchased 100% of the issued and outstanding stock of WestCom Corporation and its subsidiaries and WestCom Dedicated Private Lines, Inc. (IL) in exchange for cash consideration and 20% of the issued and outstanding preferred and common stock of Holding (the “Purchase”). This transaction resulted in an effective change in ownership of WestCom Corporation of 80% and, therefore, purchase accounting was applied at the Acquisition Corp. level. Accordingly, WestCom Corporation recorded 80% of the net assets acquired at their estimated fair values and 20% of the net assets at their historical basis, based on the effective 80% change in ownership between Holdings and the prior stockholders. The Company has included the operating results of the companies acquired in the consolidated financial statements since December 17, 2004.

The purchase price paid in this transaction resulted in the recording of goodwill and various intangibles due to the level of cash flow generated from a relatively small amount of other assets deployed in the businesses of the companies acquired. The value of WestCom Corporation is derived primarily from the delivery of services into strong customer relationships.

In accordance with SFAS No. 141, the Company has allocated the excess purchase price over the fair value of net tangible assets acquired to the identifiable intangible assets and goodwill.

The purchase price was allocated as follows:

Current assets	$12,413,287
Property, plant and equipment	15,428,357
Long-term assets	2,221,516
Intangibles (see below)	154,565,257
Goodwill	92,386,036

Total assets acquired	277,014,453

Current liabilities	10,681,945
Long-term liabilities	50,897,917

Total liabilities assumed	61,579,862

Total consideration	$215,434,591

The identifiable intangible assets consisted of the following:

		Useful life

Trade name and trademark	$12,900,000	Indefinite
Commercial network technology	1,096,237	15
Database	1,363,106	3
Favorable lease agreement	6,485,550	3
Non-compete agreement	2,677,474	5
Customer lists	130,042,890	14

Total intangibles	$154,565,257

The acquired intangible assets had a weighted average life of 13.2 years.

In connection with the Purchase, the parties made a joint election under Internal Revenue Code Section 338(h)(10) such that the sale of shares would be treated for income tax purposes as a sale of

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

assets. Therefore, goodwill and the identifiable intangible assets are deductible for tax purposes in the United States of America.

The Purchase was financed as follows: (i) a $160 million senior secured first lien loan facility; (ii) $2 million from a $15 million revolving credit facility; (iii) a $30 million senior secured second lien loan facility; (iv) $67.0 million of cash equity (primarily preferred stock) contributed by Holdings’ major shareholder (One Equity Partners, LLC, a subsidiary of JP Morgan Chase) and its co-investor (Banc of America Capital Investors, L.P.). As required by the terms of the Purchase, the debt described above was incurred by WestCom Corporation and the related cash was paid to the former stockholders on behalf of Acquisition Corp. (net of debt issuance costs to fund the Purchase).

As required by the terms of the Purchase, the prior stockholders paid $1,050,000 in long-term expenses on behalf of WestCom Corporation, which were recorded as capital contributions and are included in other long-term assets as of December 31, 2004. This balance is being amortized over the next 6.5 years. The related balance in long-term assets at May 31, 2007 totaled $644,963.

On December 17, 2004, WestCom Corporation entered into a management agreement with One Equity Partners, LLP to provide business and organizational strategy, financial and investment management services. The management agreement terminates on its tenth anniversary or upon the sale of either the assets or shares of the Company pursuant to which the common stockholders hold less than 50% of the issued and outstanding common stock of the Company following such transaction. The management fee is $500,000 per year, payable in quarterly installments. As of May 31, 2007 and December 31, 2006 and 2005, the Company had accrued fees of approximately $83,334, $-0- and $-0-, respectively, under this arrangement. This agreement was terminated upon the sale of the Company to IPC Systems, Inc.

2.	Acquisitions

2007 Business Acquisitions:

Nittan Telecom Acquisition:

On February 2, 2007, WestCom Corporation, through its subsidiaries, WestCom Hong Kong Ltd. and WestCom Singapore Ltd., acquired certain assets of Nittan Telecom Ltd. (“Nittan”), a wholly-owned subsidiary of Nittan Capital, for a purchase price of $2 million, plus fees and expenses incurred in connection with the acquisition. This entity is also a provider of dedicated private-line communication services, primarily to the Asian community. Management believes that the acquisition of Nittan provided the opportunity to further leverage the Company’s core competencies and to expand their service offerings to a global clientele.

The results of Nittan have been included in the consolidated financial statements since that date. The purchase price, related fees and expenses of the transaction were funded by cash on hand. The net purchase price of approximately $2.1 million was allocated to customer lists ($1,500,000), goodwill ($472,302) and net acquired liabilities ($129,204). The customer lists are being amortized over ten years.

2006 Business Acquisitions:

Lexar Acquisition:

On March 2, 2006, WestCom purchased certain assets of Lexar LLC and purchased Lexar UK Ltd. (collectively “Lexar”), which provides dedicated private-line communications through Voice over Internet Protocol (“VoIP”), for approximately $1 million. Subsequent contingent payments of up to $4 million over the next 3 years will be treated as compensation expense ($2.49 million) and

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

additional goodwill ($1.51 million) when earned. Management believes that the acquisition of these assets provides the opportunity to further leverage the Company’s core competencies in areas not easily accessible to existing technology.

The results of the Lexar business have been included in the consolidated financial statements since March 2, 2006. The purchase price, related fees and expenses of the transaction were funded by cash on hand. The net purchase price of approximately $1.2 million was allocated to customer lists ($252,000), technology ($210,000), noncompete agreements ($9,000), goodwill ($698,820) and fixed assets ($43,590). The customer lists and technology are being amortized over eleven and twelve years, respectively. The noncompete agreements are being amortized over four years. The fixed assets are being amortized over their useful lives of five years. The intangibles and goodwill are amortized for tax purposes.

In March 2007, $1,000,000 was paid to the former owners of Lexar, of which $103,667 and $518,333 was recorded as compensation expense in the five months ended May 31, 2007 and the year ended December 31, 2006, respectively, and $378,000 was recorded as additional goodwill in March 2007.

KGM Circuit Solutions Acquisition:

On October 27, 2006, WestCom purchased KGM Circuit Solutions LLC (“KGM”) for $21.77 million dollars. KGM is also a provider of dedicated private-line communication services. Management believes that the acquisition of KGM provided the opportunity to further leverage the Company’s core competencies.

The results of KGM have been included in the consolidated financial statements since October 26, 2006. The net purchase price of approximately $21.96 million was allocated to customer lists ($11,400,000), goodwill ($9,495,744), noncompete agreements ($1,200,000) and net acquired liabilities ($131,519). The customer lists are being amortized over fourteen years. The noncompete agreements are being amortized over two years. The fixed assets are being amortized over their useful lives of five years. For tax purposes, none of the intangibles and goodwill are amortizable.

2005 Business Acquisitions:

Trader Voice Acquisition:

On May 3, 2005, WestCom Corporation purchased certain assets of Global Crossing Holdings Limited, which provides “Trader Voice” services to approximately 300 financial institutions for approximately $25 million, plus fees and expenses incurred in connection with the acquisition less approximately $1.5 million earned as a management fee, which has been treated as a reduction of purchase price at the time of closing. Management believes that the acquisition of these assets provide the opportunity to further leverage the Company’s core competencies.

The results of the Trader Voice business have been included in the consolidated financial statements since May 3, 2005. The purchase price, related fees and expenses of the transaction were funded by increasing the Companies’ first lien credit facility from $160 million to $185 million. The net purchase price of approximately $23,979,000 was allocated to customer lists ($20,905,000), database ($291,000) and fixed assets ($2,783,000). The customer lists and database are being amortized over nine years. The fixed assets are being depreciated over their useful lives ranging from five to nine years. The intangibles and goodwill are amortized for tax purposes.

In connection with the purchase agreement, the parties entered into a Transitional Service Agreement, pursuant to which Global Crossing Holdings Limited would provide to the Companies

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

certain services including assistance in the migration of circuits and facilities for a period of up to three years following the closing date, subject to termination of any or all of the services by the Company at any time on 30-days notice to Global Crossing Holdings Limited. The Company is obligated to pay $540,000 in year 1 and $270,000 in both years 2 and 3 under the Transitional Services Agreement, which the Company believes represents the fair value for the services provided by Global Crossing Holdings Limited.

In connection with this transaction, WestCom Corporation paid One Equity Partners, LLC and a shareholder of Holdings an advisory fee of $375,000 and $125,000, respectively, which was included in operating expenses in 2005.

Tradelines Communications Inc. Acquisition:

On September 1, 2005, WestCom Corporation purchased Tradelines Communications, Inc. (“Tradelines”) for $11 million, plus fees and expenses incurred in connection with the acquisition. This entity is also a provider of dedicated private-line communication services, primarily to the energy trading market. Management believes that the acquisition of Tradelines provided the opportunity to further leverage the Company’s core competencies and to expand their service offerings to the energy trading market.

The results of Tradelines have been included in the consolidated financial statements since that date. Cash on hand and availability under the revolving credit facility funded the purchase price, related fees and expenses of the transaction. The purchase price of approximately $11,640,000 was allocated between goodwill ($2,742,000), customer lists ($8,300,000), non-compete agreements ($480,000), and net acquired assets and liabilities ($118,000). The customer lists and non-compete agreements are being amortized over ten and four and a half years, respectively, for accounting purposes but none of the intangibles and goodwill are amortizable for tax purposes. The fixed assets are being depreciated over their useful lives of five years.

2005 Change in Estimate

During 2005, management determined that certain intangibles related to the December 17, 2004 Purchase are deductible for United Kingdom corporate tax purposes. This change in estimate has resulted in a reduction of goodwill and deferred tax liabilities of $8 million, which was recorded during the year ended December 31, 2005.

The following unaudited pro forma summary presents certain financial information of the Company as if the acquisitions had occurred at the beginning of each of the periods presented. The 2004 pro forma financial information below presents the acquisition of WestCom Corporation and its subsidiaries and WestCom Dedicated Private Lines, Inc. (“IL”) as if the acquisition occurred on January 1, 2004. A pro forma summary for the Nittan acquisition has not been presented because the pro forma results are not material to the Company. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made on such dates, nor is it indicative of future results:

Year Ended December 31,	2006	2005	2004

Revenues	$133,957,000	$126,233,000	$91,336,000
Net income	11,758,000	19,576,000	5,511,000

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Restricted Cash

Restricted cash consists of certificates of deposit that serve as collateral for a letter of credit WestCom Corporation has with a lessor and a supplier at December 31, 2005 totaling $481,894 (see Note 9).

4.	Property and Equipment

Major classes of property and equipment are as follows:

	May 31,	December 31,		Estimated Useful
	2007	2006	2005	Lives

Equipment and vehicles	$24,189,526	$22,851,735	$18,860,418	5 - 15 years
Furniture	453,435	453,435	442,869	7 years
Leasehold improvements	3,592,645	3,539,072	3,257,653	15 years

	28,235,606	26,844,242	22,560,940
Less: Accumulated depreciation and amortization	(7,905,280)	(6,806,158)	(4,538,966)

	$20,330,326	$20,038,084	$18,021,974

Depreciation and amortization expense was $1,012,506, $2,127,923, $1,691,973 and $56,153 for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004, respectively.

5.	Intangibles

Intangibles are amortized on a straight-line basis over their estimated lives and are comprised of the following:

				December 31,
	May 31, 2007			2006			2005
	Gross			Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated		Carrying	Accumulated
	Amount	amortization	Net	Amount	amortization	Net	Amount	amortization	Net

Trade name and trademark	$12,900,000	$—	$12,900,000	$12,900,000	$—	$12,900,000	$12,900,000	$—	$12,900,000
Commercial network technology	1,350,081	237,290	1,112,791	1,342,106	196,339	1,145,767	1,036,079	95,360	940,719
Database	2,697,017	1,407,060	1,289,957	2,530,042	1,089,400	1,440,642	1,670,441	536,992	1,133,449
Favorable lease agreement	6,479,145	5,237,852	1,241,293	6,479,145	4,337,971	2,141,174	6,479,145	2,178,257	4,300,888
Non-compete agreement	8,447,357	7,206,851	1,240,506	8,414,788	6,431,633	1,983,155	6,813,670	4,951,410	1,862,260
Customer relationships	178,024,545	35,366,150	142,658,395	176,198,624	29,533,655	146,664,969	160,819,042	16,113,025	144,706,017

Total intangibles	$209,898,145	$49,455,203	$160,442,942	$207,864,705	$41,588,998	$166,275,707	$189,718,377	$23,875,044	$165,843,333

Amortization expense of $7,682,515, $16,841,959, $15,044,353 and $538,814 was recorded for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004, respectively.

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Estimated amortization expense is as follows:

Year Ending May 31,

2008	$16,009,302
2009	14,113,700
2010	13,836,700
2011	13,755,032
2012	13,755,032

6.	Accrued Expenses

Accrued expenses consisted of the following at May 31, 2007 and December 31, 2006 and 2005:

	May 31,	December 31,
	2007	2006	2005

Sales taxes payable (see Note 9)	$8,599,763	$6,120,052	$1,581,242
Interest payable	1,282,004	2,692,222	2,649,542
NYS gross receipts tax payable	1,509,599	1,090,000	—
Bonus payable (see Note 19)	10,710,245	20,000	—
Other	6,460,934	6,666,461	3,407,970

	$28,562,545	$16,588,735	$7,638,754

7.	Major Customers and Geographic Concentration

No customers aggregated more than 10% of accounts receivable at May 31, 2007. One customer accounted for approximately 12% of accounts receivable at December 31, 2006 and 2005. No customers accounted for more than 10% of sales for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period ended December 31, 2004. The Company primarily provides services to customers located in North America, Europe and Asia.

The Company’s sales by geographic location are as follows (sales to Asia are immaterial and have been grouped with Europe):

	Five Months
	Ended			Period Ended
	May 31,	Year Ended December 31,		December 31,
	2007	2006	2005	2004

North America	$45,607,480	$101,171,121	$88,216,434	$2,928,756
Europe & Asia	12,059,097	23,786,660	24,392,470	949,735

	$57,666,577	$124,957,781	$112,608,904	$3,878,491

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company’s long-lived assets, net of accumulated depreciation and amortization, by geographic location are as follows (Asia assets are immaterial and have been grouped with Europe):

	May 31,	December 31,
	2007	2006	2005

North America	$233,844,649	$239,424,837	$227,960,040
Europe & Asia	45,440,295	44,381,445	41,899,355

	$279,284,944	$283,806,282	$269,859,395

European sales and related long-lived assets primarily relate to the United Kingdom. Long-lived assets above are comprised of property and equipment, goodwill and intangibles.

8.	Major Vendors

At May 31, 2007, one vendor accounted for approximately 26% of accounts payable. No individual vendors aggregated more than 10% of accounts payable at December 31, 2006 and 2005. Purchases from two vendors accounted for approximately 52%, 53%, 60% and 62% of line charges and other costs of revenues for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period ended December 31, 2004, respectively.

9.	Commitments and Contingencies

(a)	Leases

In May 2002, WestCom Corporation entered into an agreement to lease new office space, pursuant to which rent was payable beginning in September 2002. The lease expires in August 2017. The new lease required WestCom Corporation to obtain a letter of credit as security in the amount of $400,000. During 2006, the letter of credit was issued under the $200 million senior secured first lien credit facility (see Note 15). Prior to 2006, the letter of credit was secured by restricted cash (see Note 3).

Future minimum annual rental payments required under noncancellable operating leases are as follows:

Year Ending May 31,

2008	$1,633,350
2009	1,317,246
2010	1,219,712
2011	1,097,895
2012	958,521
Thereafter	4,410,913

Total minimum lease payments	$10,637,637

Rent expense for the five months ended May 31, 2007, years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004 was $807,714, $1,929,167, $1,290,231 and $38,919, respectively.

(b)	Commitments

As of December 31, 2005 and 2004, WestCom Corporation had a letter of credit with a supplier for $71,250 which was collateralized by a certificate of deposit (see Note 3).

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(c)	Contingency

The Company is subject to claims and lawsuits that arose in the ordinary course of business. On the basis of information presently available, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

(d)	Employment Agreements

On December 17, 2004, the Company entered into an employment agreement with the President and Chief Executive Officer, for an initial term of two years at a salary of $500,000 per annum. Subsequently, the President and Chief Executive Officer relinquished these positions to become Vice Chairman under the same terms. The agreement will renew for additional periods of one year each, if neither party gives notice to the other of its desire to terminate the agreement at least 90 days prior to the end of the then current period. If the Company terminates the agreement without cause, or if the Vice Chairman terminates the agreement for good reason, the Vice Chairman is entitled to receive his salary through the end of the initial term or then current renewal term. The agreement was not renewed as of December 17, 2006.

On December 17, 2004, WestCom Corporation entered into employment agreements with its two Vice-Presidents of Sales who are solely paid on a commission basis. The agreements contain substantially identical terms. Each employment agreement is for an initial term through December 31, 2007, and will renew for additional periods of one year each, if neither party gives notice to the other of its desire to terminate the agreement at least 60 days prior to the end of the then current period. If WestCom Corporation terminates the agreement without cause then each employee shall be entitled to receive his commissions for active circuits through the end of the initial term or then current renewal term. In addition, WestCom Corporation may opt to pay each employee a monthly amount, generally either $10,000 or $20,000, for three years, in connection with the enforcement of certain post-employment restrictive covenants, including a noncompete provision. These agreements were amended April 5, 2006. They were amended to allow a change in their compensation to an annual salary of $150,000 for each and to participate in the Company’s commission plan on circuits turned up by their sales group and for payments of $1,000,000, $1,143,204 and $1,071,602 during 2006, 2007 and 2008, respectively, which is recorded on a monthly basis to compensation expense.

The Company is subject to various employment agreements with senior executives which are for terms of one to three years and provide for severance and minimum bonus levels to be paid if the agreements are terminated without cause. The three senior executives with employment agreements have aggregate annual salaries totaling $910,000. Severance amounts payable due to termination without cause range from 6 to 18 months and could include an annual bonus.

In conjunction with the acquisition of the Company by IPC Systems, Inc. on May 31, 2005 (see Note 19), these employees were terminated.

(e)	State and Local Sales Taxes

In 2007, the Company entered into voluntary disclosure agreements (“VDAs”) with certain state and local taxing authorities and filed requests for VDAs with several other states and local taxing authorities. The Company has recorded its estimated exposure for sales tax liabilities and related interest, although the ultimate outcome of the pending VDAs remains uncertain (see Note 6). In no event does the Company expect the resolution of the pending VDAs to have a material adverse effect on its financial condition or results of operations. The Company recorded an expense for sales tax liabilities and related interest totaling approximately $2.4 million, $4.1 million, $1.5 million and $-0-, for

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

the five months ended May 31, 2007, the years ending December 31, 2006 and 2005 and the period ended December 31, 2004, respectively.

10.	Income Taxes

Provision (benefit) for Federal, state and local income taxes consists of:

				Period from
	Five Months			December 17,
	Ended			2004 to
	May 31,	Year Ended December 31,		December 31,
	2007	2006	2005	2004

Current	$(5,739)	$4,620,201	$6,149,426	$855,988
Deferred	(8,630,280)	(462,448)	64,862	(600,041)

	$(8,636,019)	$4,157,753	$6,214,288	$255,947

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	May 31,	December 31,
	2007	2006	2005

Short term:
Swap contract	$(319,916)	$(538,980)	$(599,155)
Allowance for doubtful accounts	391,666	372,144	490,992
Sales tax	2,993,559	2,008,930	467,899

Total current deferred tax asset	$3,065,309	$1,842,094	$359,736
Long term:
Property and equipment	$4,648	$220,367	$477,510
Difference in tax basis of certain intangibles and goodwill (Note 2)	(1,941,764)	(1,552,776)	(671,087)
Stock-based compensation	—	780,938	368,933
Foreign tax credit	1,500,245	1,383,134	894,851
NOL	9,106,195	—	—
Other	(131,609)	(388,835)	—

Total non-current deferred tax asset	$8,537,715	$442,828	$1,070,207
Less: Valuation allowance	(1,500,245)	(1,383,134)	(894,851)

Net non-current deferred tax asset (liability)	$7,037,470	$(940,306)	$175,356
Net deferred tax asset	$10,102,779	$901,788	$535,092

At May 31, 2007, the Company had foreign tax credit carryforwards of $1.5 million, which carry a full valuation allowance since the Company believes that it is not likely that the credits will be utilized. The foreign tax credits will begin to expire on 2015.

As of May 31, 2007, the Company had a net operating loss carryforward of $22,484,433 which is available to offset federal taxable income through 2027.

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The provision for income taxes differed from the amount computed using the Federal statutory income tax rate as follows:

				Period from				Period from
				December 17,	Five Months			December 17,
	Five Months	Year Ended		2004	Ended	Year Ended		2004
	Ended May 31,	December 31,		to December 31,	May 31,	December 31,		to December 31,
	2007	2006	2005	2004	2007	2006	2005	2004

Tax at U.S. statutory rate	$(7,092,528)	$2,890,324	$5,609,687	$242,820	(34)%	34%	34%	35%
State taxes, net of Federal benefit	(1,628,599)	244,863	724,533	13,127	(8)	3	4	2
Non-deductible items	85,000	159,800	380,100		—	2	2
Foreign taxes	49,644	1,102,650	2,054,685	—	—	13	12	—
Foreign tax credit	(109,461)	(1,102,650)	(2,054,685)	—	—	(13)	(12)	—
Other	59,925	862,765	(500,032)	—	—	10	(3)	—

Income tax provision	$(8,636,019)	$4,157,752	$6,214,288	$255,947	(42)%	49%	37%	37%

Prepaid taxes totaling approximately $1.4 million are included in prepaid expenses and other current assets as of May 31, 2007.

11.	Statements of Cash Flows

Supplemental disclosures of cash flow information:

				Period from
				December 17,
	Five Months	Year Ended		2004
	Ended May 31,	December 31,		to December 31,
	2007	2006	2005	2004

Interest paid	$7,880,448	$16,599,608	$12,753,604	$656,074
Taxes paid	3,500,059	3,284,814	8,244,610	1,560,021
Noncash investing and financing activities:
Accrued and Imputed Dividends on preferred stock	7,500,073	14,107,372	11,768,554	16,316,565
Corporate expenses paid by prior stockholder received as capital contribution	—	—	—	1,050,000

12.	Employee Benefits

The Company sponsors a profit sharing plan which qualifies under Section 401(k) of the Internal Revenue Code of 1986 (the “401(k) Profit Sharing Plan”). All employees who have completed six months of service and meet requirements, as defined, are eligible to participate. The 401(k) Profit Sharing Plan allows employees to invest up to 15% of their current gross compensation at their option. The Company may make matching contributions equal to a discretionary percentage, to be determined by the Company, of the participant’s contribution. The Company has provided for contributions of $129,516, $142,580, $133,852 and $2,422 for the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004, respectively.

WestCom Europe Limited maintains a defined contribution pension plan, covering employees who wish to participate in the plan. WestCom Europe Limited makes a matching contribution, equal to a discretionary percentage, to be determined by WestCom Europe Limited, of the participant’s contribution. Pension costs are charged to the profit and loss account as they are incurred. Contributions to this plan are charged to the profit and loss account in the period in which they become payable. WestCom Europe Limited has provided for contributions of $58,520, $134,266,

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

$106,590 and $4,875 during the five months ended May 31, 2007, the years ended December 31, 2006 and 2005 and the period from December 17, 2004 to December 31, 2004, respectively.

13.	Concentrations of Credit Risk

The Company places its cash with high credit quality institutions. Cash balances at times may exceed Federally-insured limits.

With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, require guarantees or collateral. The Company’s customer base is comprised principally of banks and other financial institutions. Management does not believe significant risk exists in connection with the Company’s concentrations of credit (see Note 7).

The Company establishes an allowance for doubtful accounts based on specific customer circumstances and on its historical rate of write-offs. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in an overall allowance for doubtful accounts. The Company believes the allowance for doubtful accounts is adequate; however, actual write-offs might exceed the recorded allowance.

14.	Related Party Transactions

Net revenues in 2007, 2006, 2005 and 2004 include $5,560,447, $14,438,490, $10,135,319 and $243,739, respectively, in related party sales to shareholders of Holding. Accounts receivable with related parties amounted to $651,080, $894,368, and $822,076 at May 31, 2007 and December 31, 2006 and 2005, respectively. In 2005, the Company reimbursed a shareholder $407,499 for travel costs paid by the shareholder on behalf of the Company.

On December 17, 2004, WestCom Corporation also entered into a management agreement with One Equity Partners, LLP, to provide business and organizational strategy, financial and investment management services. The management agreement terminates on its tenth anniversary or upon the sale of either the assets or shares of the Company pursuant to which the common shareholders hold less than 50% of the issued and outstanding common stock of the Company following such transaction. The management fee is $500,000 per year, payable in advance in quarterly installments and was terminated as of May 31, 2007, in connection with the sale of the Company to IPC Systems, Inc.

Amounts due from related parties are amounts due from the former shareholders of WestCom Corporation, of which one is a 20% shareholder of Holdings, for sales and local taxes not remitted and for a New York State Gross Receipts Tax audit and related interest charges for the periods prior to December 17, 2004, at which time the former shareholders owned 100% of WestCom Corporation and Subsidiaries. The balance consists of the following:

	May 31,	December 31,	December 31,
	2007	2006	2005

Sales and local taxes	$299,459	$255,008	$—
NYS gross receipts tax	1,090,000	1,090,000	—

	$1,389,459	$1,345,008	$—

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Long-Term Debt and Line of Credit

Borrowings consisted of the following:

	May 31,	December 31,
	2007	2006	2005

Term loans	$162,354,687	$175,124,142	$202,267,787
Line of credit	2,350,000	2,350,000	7,350,000

	164,704,687	177,474,142	209,617,787
Less: Current portion	21,864,308	29,167,686	27,922,093

Total long-term debt	$142,840,379	$148,306,456	$181,695,694

WestCom Corporation had the following indebtedness with outstanding balances at May 31, 2007:

•	$200 million senior secured first lien credit facility consisting of a $185 million term loan and a $15 million revolving credit facility with outstanding balances as of May 31, 2007 of $132.4 million and $2.4 million, respectively. At May 31, 2007, the applicable rate of interest for these facilities was 8.15% for the term loan and 8.08% for the revolving credit facility, which is a variable rate based on the LIBOR Rate plus an additional 2.75%. The term loan matures on December 17, 2010 and requires quarterly amortization of principal with required repayments under this facility for 2008 of $21.9 million. The revolving credit facility matures on December 17, 2009 and its interest rate is determined by a performance grid based upon the Company’s consolidated leverage ratio. A $400,000 letter of credit for WestCom Corporation’s office space lease has been issued under the revolving credit facility.

•	$30 million second lien loan, with a variable interest rate of 12.32% at May 31, 2007, due June 17, 2011. The interest rate is based on the LIBOR Rate plus an additional 7.00%.

The credit agreements require compliance with certain financial and non-financial covenants, including consolidated leverage, capital spending, interest coverage and fixed charge coverage. The senior secured first lien credit facility was amended on April 27, 2007 in order to maintain compliance with the interest coverage ratio for the year ended December 31, 2006.

In connection with IPC Systems, Inc.’s purchase of the Company (see Note 19), the indebtedness was paid off on May 31, 2007. This transaction, including the write-off of the unamortized deferred financing costs of $3,461,328, is not reflected in these consolidated financial statements.

As of May 31, 2007, aggregate debt maturities for long-term debt were as follows:

2008	$21,864,308
2009	26,237,169
2010	28,587,169
2011	58,016,041
2012	30,000,000

Total long-term debt maturities	$164,704,687

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

16.	Common Stock and Redeemable Preferred Stock

The Company has issued and had outstanding the following common shares:

December 31, 2005

Common shares — $.01 par value — 9,000,000 shares authorized, issued and outstanding 8,656,751 shares	$86,568

December 31, 2006 and May 31, 2007

Common shares — $.01 par value — 12,000,000 shares authorized, issued and outstanding 11,056,751 shares	$110,568

On October 25, 2006 the Company raised an additional $24 million from existing shareholders by issuing 21,600 shares of redeemable preferred stock Series A and 2,400,000 shares of common stock.

On December 17, 2004, the Company issued 77,911 shares of redeemable preferred stock series A, par value $0.01, with a liquidation value of $1,000 per share. An additional 21,600 shares were issued on October 25, 2006.

Holders of the Company’s Series A redeemable preferred stock are entitled to cumulative dividends at the rate of 14% per annum. Upon an initial public offering or a change in control of the Company, each holder of the redeemable preferred stock is entitled to be paid, before any distribution is made upon any common securities, an amount equal to the face value ($1,000 per share) plus all accrued and unpaid dividends. The Company may, at its option, redeem all or any portion of the shares of the Series A redeemable preferred stock outstanding at any time. The Company included dividends payable of $33,795,415, $26,295,341, and $12,187,969 as of May 31, 2007, December 31, 2006 and 2005, respectively, in redeemable preferred stock Series A. The dividends payable were settled as part of the sale of the Company to IPC Systems, Inc. (see Note 19).

The Company has recorded all of its preferred stock outside of stockholders’ equity due to the redemption feature described above. The redeemable preferred stock has been recorded at fair (liquidation) value, and therefore an imputed dividend of $15,897,150 was recorded on December 17, 2004.

17.	Interest Rate Swap

Under the terms of its credit agreement, the Company was required to enter into an interest rate swap to convert the variable interest rate on its U.S. Term Loan to a fixed interest rate. The resulting cost of funds (3.89% per annum) is currently lower than that which would have been available if the variable rate had been applied during the period. Under the interest rate swap contract, the Company agreed with the bank to exchange, at specified intervals, the difference between variable rate and fixed rate interest amounts, calculated by reference to agreed-upon notional amounts. The swap contract was entered into on February 8, 2005 and matures on December 31, 2007.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the Company’s policy is to recognize all derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value. Changes in fair value are recognized in the income statement in the period in which they occur. Derivatives are not used for trading purposes. Derivatives are used to hedge against fluctuations in variable interest rates on the Company’s debt. Hedge accounting is not used.

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

During the five months ended May 31, 2007 and the years ended December 31, 2006 and 2005, the Company realized an increase or (decrease) in fair value of the swap for ($540,816), ($148,500) and $1,479,395, respectively, which has been recorded as an increase or reduction of an asset and a related decrease or increase in interest expense.

The notional amount of the interest rate swap was $91,375,000 at May 31, 2007.

18.	Stock-Based Compensation

On March 14, 2005, the Company implemented a stock option plan (the “Plan”) to attract and retain valued employees of the Company and its directors. The Plan provides for the issuance of non-qualified options to purchase an aggregate of 1,228,528 shares of the common stock of the Company, representing 10% of the Company fully diluted common shares, which vest on a change of control. During 2005 and 2007, the Company issued 578,579 and 659,450, respectively, non-qualified stock options to the Company’s employees, all with an exercise price of $1, which was below the estimated fair value of $4.21 to $16.11 per share. In connection with these issuances, the Company recognized $12,506,196, $1,158,244 and $1,085,098 in compensation expense for the five months ended May 31, 2007 and for the years ended December 31, 2006 and 2005, respectively, based upon the estimated fair value of its options at the time the stock options were granted. A total of 1,039,705 options were exercised on May 31, 2007 in connection with the acquisition of the Company by IPC Systems, Inc. (see Note 19). The exercise of these options is not reflected in these financial statements as they occurred as a result of the acquisition of the Company by IPC Systems, Inc. (see Note 19); however, the Company has recorded the tax deduction related to the exercise of these options in the financial statements. No options were exercised during 2006 and 2005. A total of 102,138 and 96,186 options were forfeited during 2006 and 2005, respectively, and were reissued as part of the 2007 grant. As of May 31, 2007, total future compensation expense was zero. The Plan is administered by the compensation committee of the Board of Directors which determines the terms and conditions of each option granted, consistent with the terms of the Plan.

The following table summarizes information regarding options outstanding at May 31, 2007:

	Options Outstanding				Options Exercisable
Weighted
Average
			Remaining	Weighted		Weighted
	Range of	Options	Contractual Life	Average	Options	Average
Type	Exercise Price	Outstanding	(Years)	Exercise Price	Exercisable	Exercise Price

Common	$1.00	1,039,705	4	$1.00	—	$1.00

WestCom Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

19.	Subsequent Events

On May 31, 2007, IPC Systems, Inc. acquired the Company for a purchase price of $515 million, including an escrow liability of $61.5 million, plus transaction expenses. The $61.5 million escrow liability was funded by withholding the full amount from the sellers on the acquisition date. The escrow liability is split into two different amounts. The first amount of $10 million is for a working capital adjustment based on the final outcome of the Company’s May 31, 2007 balance sheet and the second amount of $51.5 million (indemnity escrow) was held back from the purchase price based on an estimate of potential contingent liabilities, including state and local taxes and telecom regulatory and licensing fees that the Company may owe. The working capital escrow was settled during December 2007 and $25 million of the indemnity escrow is due to be settled by November 30, 2008 with the remainder of it to be settled by May 31, 2010 according to the sale and purchase agreement. There are no other settlements with the seller in connection with this acquisition.

The results of the acquisition on May 31, 2007 have not been reflected in these financial statements.

In May 2007, the Company recorded an accrued bonus payable to officers and employees of the Company in the amount of $10,471,427 in connection with the sale of the Company to IPC Systems, Inc. (see Note 6). This amount was included in operating expenses for the period ended May 31, 2007.

Independent Auditors’ Report

To the Stockholder
WestCom Corporation and
Subsidiaries and Affiliate
New York, New York

We have audited the accompanying combined statements of income and comprehensive income, stockholder’s equity (deficit) and cash flows of WestCom Corporation and its subsidiaries and affiliate for the year ended December 31, 2004 (collectively, the Companies). These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO Seidman, LLP

New York, NY
April 19, 2005

WestCom Corporation and Subsidiaries and Affiliate

Combined Statement of Income and Comprehensive Income

Year Ended
December 31, 2004

Net revenues	$81,128,529
Line charges and other costs of revenues	22,006,486

Gross profit	59,122,043
Operating expenses	33,362,563

Income from operations	25,759,480
Interest expense	1,771,549
Other income, net	166,222

Income before provision for income taxes	24,154,153
Provision for income taxes	(4,330,904)

Net income	19,823,249
Other comprehensive income (loss):
Unrealized gain on investments arising during the year	81,502
Reclassification adjustment for net gains realized in net income	(161,063)
Foreign currency translation adjustment	2,555,000

Comprehensive income	$22,298,688

See accompanying summary of accounting policies and notes to combined financial statements.

WestCom Corporation and Subsidiaries and Affiliate

Combined Statement of Stockholder’s Equity (Deficit)

	Year Ended December 31, 2004
				Accumulated Other
				Comprehensive Income (Loss)
				Unrealized
	Common	Additional	Retained	Gain (Loss) on	Currency	Receivable
	Stock	Paid-In Capital	Earnings	Investments	Translation	From Parent	Total

Balance at December 31, 2003	$2	$2,098	$25,636,475	$79,561	$—	$—	$25,718,136
Net income	—	—	19,823,249	—	—	—	19,823,249
Unrealized holding gains on securities	—	—	—	81,502	—	—	81,502
Reclassification adjustment for net gains realized in net income	—	—	—	(161,063)	—	—	(161,063)
Foreign currency translation adjustment	—	—	—	—	2,555,000	—	2,555,000
Capital contribution from former stockholder	—	1,050,000	—	—	—	—	1,050,000
Capital contributions from parent company	—	43,607,204	—	—	—	—	43,607,204
Loans to parent company	—	—	—	—	—	(188,378,941)	(188,378,941)
Asset distributions to former stockholders	—	—	(1,184,868)	—	—	—	(1,184,868)
Cash distributions to former stockholders	—	—	(27,852,465)	—	—	—	(27,852,465)
Increase in tax basis due to recapitalization	—	60,209,000	—	—	—	—	60,209,000

Balance at December 31, 2004	$2	$104,868,302	$16,422,391	$—	$2,555,000	$(188,378,941)	$(64,533,246)

See accompanying summary of accounting policies and notes to combined financial statements.

WestCom Corporation and Subsidiaries and Affiliate

Combined Statement of Cash Flows
(Note 10)

Year Ended
December 31, 2004

Cash flows from operating activities:
Net income	$19,823,249

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,149,511
Loss on write-off, disposal and distribution of assets	390,243
Deferred income taxes	112,856
Gain on sale of investments	(161,063)
(Increase) decrease in:
Restricted cash	(62,226)
Accounts receivable	57,021
Prepaid expenses and other current assets	(186,295)
Due from shareholder	101,357
Increase (decrease) in:
Accounts payable	(18,915)
Accrued FCC fees	(5,173,869)
Deferred rent	(55,000)
Deferred revenue	113,261
Commissions payable	12,525
Income taxes payable	1,437,225
Profit sharing plan payable	(10,519)
Accrued expenses and other current liabilities	1,398,033

Total adjustments	1,104,145

Net cash provided by operating activities	20,927,394

Cash flows from investing activities:
Payments for business acquisition	(43,189,332)
Capital expenditures	(2,083,995)

Net cash used in investing activities	(45,273,327)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of issuance cost of $5,095,746	231,904,254
Repayment of long-term debt	(45,000,000)
Loans to parent company	(188,378,941)
Contribution of capital	41,857,204
Distributions to former stockholders	(27,852,465)

Net cash provided by financing activities	12,530,052

Net decrease in cash and cash equivalents	(11,815,881)
Cash and cash equivalents, beginning of year	17,695,165

Cash and cash equivalents, end of year	$5,879,284

See accompanying summary of accounting policies and notes to combined financial statements.

WestCom Corporation and Subsidiaries and Affiliate

Summary of Accounting Policies

Description of Business

WestCom Corporation and Subsidiaries and Affiliate (collectively the “Companies”) are providers of dedicated private-line communication services, which facilitate the execution of transactions by the financial services community who buy and sell equity and debt securities, commodities, currencies and other financial instruments. The subsidiaries of WestCom Corporation are WestCom Europe Limited and WestCom Dedicated Private Lines, Inc. (NY) and the affiliate is WestCom Dedicated Private Lines, Inc. (IL). The Companies have historically been predominantly providers of voice communications and have more recently added private-line data services. The Companies operate in a single reporting business segment.

Basis of Presentation

The combined financial statements include the accounts of WestCom Corporation and its wholly-owned subsidiaries, WestCom Europe Limited and WestCom Dedicated Private Lines Inc. (NY), and WestCom Dedicated Private Lines, Inc. (IL), a company under common ownership (“affiliate”). All material intercompany accounts and transactions have been eliminated.

These financial statements reflect the entities owned by stockholders, prior to the sale to WestCom Acquisition Corp. on December 17, 2004 (see Note 3). The results for the period from December 17, 2004 to December 31, 2004 are included in these financial statements and were immaterial.

Cash and Cash Equivalents

The Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2004, the majority of cash and cash equivalents consisted of money market funds.

Investments

The Companies’ only investments were in marketable equity securities, which were being held for an indefinite period and, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, were classified as available-for-sale as of December 31, 2003. In accordance with SFAS 115, the unrealized holding gains or losses were recorded as a separate component of stockholder’s equity. During 2004, this asset was distributed to the previous shareholders and totaled approximately $296,000 at the time of the distribution.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. The Companies recognize the related rent expense on a straight-line basis over the life of the lease, starting at the time physical possession of the property is taken.

Debt Issue Costs

Costs incurred in connection with financing have been deferred and are being amortized as interest expense using the effective interest method over the term of the related debt. Debt issue costs of $5,095,746 consist of legal, bank facility fees and related costs for securing the bank loans and other sources of financing, which were incurred as of December 17, 2004, in connection with the Sale (see Note 1).

WestCom Corporation and Subsidiaries and Affiliate

Summary of Accounting Policies — (Continued)

Long-lived Assets

Long-lived assets, such as intangibles and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use and sale of these assets. When any such impairment exists, the related assets will be written down to fair value. No impairment has been recorded through December 31, 2004.

Goodwill and Other Intangibles

Goodwill represents acquisition costs in excess of the fair value of net tangible and intangible assets of businesses purchased. Other intangible assets primarily consist of the value of customer relationships and non-compete agreements. Amortizable intangible assets are primarily being amortized on a straight-line basis, which approximates economic use, over periods ranging from three to fifteen years. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Companies evaluate goodwill annually for impairment, or earlier if indicators of potential impairment exist. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Companies’ reporting units. Changes in the Companies’ strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow approach that uses forward-looking assumptions, revenues and costs for each reporting unit, as well as appropriate discount rates. If the Companies determine through the impairment review process that goodwill has been impaired, they record an impairment charge in their consolidated statements of income. Based on their impairment review process, the Companies have not recorded any impairments during 2004.

Income Taxes

On December 17, 2004, the Companies’ election to be taxed as S corporations under the provisions of the Internal Revenue Code was revoked as part of the Sale (see Note 1), at which time the Companies became C corporations. Federal income taxes are not provided for in these financial statements for all periods, prior to the Sale. However, New York State imposes a corporate level tax. The financial statements include a provision for both this tax and for New York City income taxes, as New York City does not recognize S corporation status. The Companies follow the liability method of accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion, or all of, the deferred tax assets will not be realized.

The Companies file a consolidated Federal income tax return with Holdings (see Note 1). For financial reporting purposes, the subsidiaries recognize Federal income tax expenses and benefits as if they were filing separate Federal income tax returns.

Revenue Recognition

Revenues are earned as services are provided. Fees are billed monthly in advance. Deferred revenues of $469,235 at December 31, 2004 represent cash received in advance of the provision of services.

WestCom Corporation and Subsidiaries and Affiliate

Summary of Accounting Policies — (Continued)

Foreign Currency Translation

The financial position and results of operations of WestCom Corporation’s foreign subsidiary is determined using local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income (loss), a component of stockholder’s equity. Gains and losses resulting from other foreign currency transactions are included in other income (expense).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As a result of 2004 acquisitions and based on valuations performed by an independent valuation company, WestCom Corporation changed the estimated residual value of the intangibles and property and equipment.

The effect of this change in estimate is shown in the table below and reflects what net income would have been had the changes in estimate not occurred:

Year Ended
December 31,
2004

Net income, as reported	$19,823,249
Effect of change in estimate, net of tax of $52,000	471,397

Net income	$19,351,852

Comprehensive Income

Comprehensive income is comprised of net income and all changes in stockholder’s equity except those due to investments by the owner.

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements

1.	Change in Ownership

On December 17, 2004, the stockholders of the Companies sold 100% of the issued and outstanding stock of WestCom Corporation and WestCom Dedicated Private Lines, Inc. (IL) to WestCom Acquisition Corp. (“Acquisition Corp”.) by merger with transitory subsidiaries of Acquisition Corp. in exchange for cash consideration and 20% of the issued and outstanding preferred and common stock of WestCom Holding Corporation (“Holding”), which owns 100% of the stock of Acquisition Corporation (the “Sale”). This transaction resulted in an effective change in ownership of 80% and, therefore, purchase accounting was applied at the parent company level and the assets and liabilities of WestCom Corporation have been presented at carry-over basis in the accompanying financial statements. In connection with the Sale, WestCom Corporation made an election under IRS Code Section 338(h)(10) such that the sale of shares would be treated for income tax purposes as a sale of assets. As a result of this election, WestCom Corporation received a step-up in the tax basis of its assets of approximately $177,085,000. The resultant difference between WestCom Corporation’s book and tax bases has resulted in the recording of a deferred tax asset of $60,209,000, with a corresponding credit to additional paid-in capital. This was computed using the United States Federal tax rate since the Companies do not anticipate a benefit from the step-up for New York State or City purposes. This deferred tax asset will eliminate with a deferred tax liability at the parent company level.

The Sale and a related capital contribution to WestCom Corporation was financed as follows: (i) a $175 million senior secured first lien credit facility consisting of a $160 million term loan and a $15 million revolving credit facility against which $2 million was borrowed; (ii) a $30 million senior secured second lien loan; (iii) cash equity contributed by Holding’s major shareholder (One Equity Partners, LLC) and its co-investor (Banc of America Capital Investors, L.P.)

As part of the terms of the Sale, the debt described above was incurred by WestCom Corporation and the related cash was paid to the former stockholders on behalf of Acquisition Corp. (net of debt issuance costs to fund the Sale). Additionally, WestCom Corporation loaned $1,474,687 to Acquisition Corp. in connection with the Sale. At December 31, 2004, these amounts receivable from Acquisition Corp. were recorded as a reduction of stockholder’s equity (deficit). This amount is unsecured between the parties and there are no formal terms for its repayment.

Also as part of the Sale, Acquisition Corp. made a capital contribution to WestCom Corporation of approximately $41,857,000, which was used to repay WestCom Corporation’s debt, accrued interest and fees to Bank of Montreal.

As part of the Sale, the prior stockholders paid $1,050,000 in long-term expenses on behalf of WestCom Corporation which was recorded as capital contributions and are included in other long-term assets as of December 31, 2004.

Also as part of the Sale, an additional payment of $1,750,000 in long-term expenses was paid on behalf of WestCom Corporation by Acquisition Corp. and was recorded as a capital contribution and is included in other long-term assets as of December 31, 2004.

In connection with the Sale, certain assets of WestCom Corporation were distributed to the prior stockholders at fair value. The related book value of the assets prior to the transaction totaled approximately $1,279,000, which was written down to fair value of approximately $889,000 at the time of distribution, resulting in a loss on disposition of approximately $390,000. Further, a receivable from the prior stockholders of $101,357 was written off, which has been recorded as a charge in the income statement.

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

On December 17, 2004, WestCom Corporation also entered into a management agreement with One Equity Partners, LLP, to provide business and organizational strategy, financial and investment management services. The management agreement terminates on its tenth anniversary or upon the sale of either the assets or shares of the Companies pursuant to which the common shareholders hold less than 50% of the issued and outstanding common stock of the Companies following such transaction. The management fee is $500,000 per year, payable in quarterly installments. As of December 31, 2004, the Companies accrued fees of approximately $20,000 under this arrangement.

2.	Acquisition

On July 1, 2004, WestCom Corporation, through its subsidiaries, WestCom Europe Limited and WestCom Dedicated Private Lines Inc. (NY), acquired substantially all of the assets of Radianz Voice Services (“RVS”), a division of Radianz Global Limited (“Radianz”), for a purchase price of $41.25 million, plus fees and expenses incurred in connection with the acquisition. This entity is also a provider of dedicated private-line communication services, primarily to the European community. Management believes that the acquisition of RVS provided the opportunity to further leverage the Companies’ core competencies and expand their service offerings to a global clientele.

The results of RVS have been included in the combined financial statements since that date. The purchase price, related fees and expenses of the transaction and $1,400,000 in working capital were funded by a loan facility of $45,000,000 between WestCom Corporation, as borrower, and the Bank of Montreal, as lender. The purchase price of approximately $43,189,000 was allocated between goodwill ($17,954,225), which is not deductible for United Kingdom corporate tax purposes; intangibles ($26,763,862) primarily relating to customer lists ($22,700,000), non-compete agreements ($3,000,000) and an increase in the book value of fixed assets ($6,471,245) and a deferred tax liability of $8,000,000. This allocation was based on a valuation performed by an independent valuation company. The customer lists and non-compete agreements are being amortized over twelve and three years, respectively. The fixed assets are being depreciated over their useful lives ranging from five to seven years. Goodwill arising from the acquisition was $17,954,225 and was further increased by translation gains totaling $588,873, for a total balance at December 31, 2004 of $18,543,098.

In connection with the purchase agreement, the parties entered into a Transitional Service Agreement, pursuant to which Radianz would provide to the Companies certain services for a period of up to three (3) years following the closing date, subject to termination of any or all of the services by the Companies at any time on 30-days prior notice to Radianz.

In addition, WestCom Europe Limited retained the former RVS employees located in the United Kingdom.

In connection with this transaction, WestCom Corporation paid One Equity Partners, LLP an advisory fee in the amount of $250,000.

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

The following unaudited pro forma summary presents certain financial information of the Companies as if the acquisition of RVS had occurred at the beginning of the period presented. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisition been made on such dates, nor is it indicative of future results:

Year Ended
December 31,
2004

Revenues	$91,336,000
Net income	20,446,000

3.	Restricted Cash

Restricted cash consists of certificates of deposit that serve as collateral for a letter of credit WestCom Corporation has with a lessor and a supplier at December 31, 2004 totaling $473,617 (see Note 8).

4.	Property and Equipment

Major classes of property and equipment are as follows:

	December 31, 2004
		Estimated
		Useful Lives

Equipment and vehicles	$14,142,733	5-30 years
Furniture	445,988	7 years
Leasehold improvements	3,202,704	15 years

	17,791,425
Less: Accumulated depreciation	2,909,400

	$14,882,025

Depreciation and amortization expense was $1,185,519 for the year ended December 31, 2004.

5.	Intangibles

Intangibles are amortized on a straight-line basis over their estimated lives and are comprised of the following:

	December 31, 2004
	Gross Carrying	Accumulated
	Amount	Amortization	Net	Useful Lives

Customer lists	$34,278,469	$4,607,359	$29,671,110	12-15 years
Commercial Network Technology	778,373	24,498	753,875	3 years
Database	348,425	54,827	293,598	3 years
Covenant not-to-compete	6,677,474	4,000,000	2,677,474	3 years

	$42,082,741	$8,686,684	$33,396,057

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

Amortization expense of $1,963,992 was recorded for the year ended December 31, 2004. Estimated amortization expense is $3,476,000 for each of the next three years and $2,376,000 for each of the two years thereafter.

6.	Major Customers

One customer accounted for approximately 12% of accounts receivable at December 31, 2004. No customers accounted for more than 10% of sales in 2004. The Companies primarily provide services to customers located in North America, Europe and Asia.

7.	Major Vendors

No individual vendors aggregated more than 10% of accounts payable at December 31, 2004. Purchases from two vendors accounted for approximately 62% of line charges and other costs of revenues for the year ended December 31, 2004.

8.	Commitments and Contingency

(a)	Leases

In May 2002, WestCom Corporation entered into an agreement to lease new office space, pursuant to which rent was payable beginning in September 2002. The lease expires in August 2017. The new lease required WestCom Corporation to obtain a letter of credit as security in the amount of $400,000, which was collateralized by a certificate of deposit (Note 3).

Future minimum annual rental payments required under noncancellable operating leases are as follows:

2005	$1,040,000
2006	999,000
2007	999,000
2008	999,000
2009	876,000
Thereafter	6,325,000

Total minimum lease payments	$11,238,000

Rent expense for the year ended December 31, 2004 was $1,024,466.

(b)	Commitments

As of December 31, 2004, WestCom Corporation had a letter of credit with a supplier for $71,250 which is collateralized by a certificate of deposit (see Note 3).

Effective March 1, 2003, WestCom Corporation entered into an agreement to purchase circuit leasing services from a vendor for three years. Annual commitments under these agreements and amendments thereto are as follows:

Year Ended
December 31,

2005	$4,800,000
2006	800,000

Total	$5,600,000

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

(c)	Contingency

The Companies are subject to claims and lawsuits that arose in the ordinary course of business. On the basis of information presently available, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position of the Companies.

(d)	Employment Agreement

On December 17, 2004, the Companies entered into an employment agreement with its President and Chief Executive Officer, for an initial term of two years at a salary of $500,000 per annum. The agreement will renew for additional periods of one year each, if neither party gives notice to the other of its desire to terminate the agreement at least 90 days prior to the end of the then current period. If the Companies terminate the agreement without cause, or if the President terminates the agreement for good reason, the President is entitled to receive his salary through the end of the initial term or then current renewal term.

On December 17, 2004, WestCom Corporation entered into employment agreements with its two Vice-Presidents of Sales who are solely paid on a commission basis. The agreements contain substantially identical terms. Each employment agreement is for an initial term through December 31, 2007, and will renew for additional periods of one year each, if neither party gives notice to the other of its desire to terminate the agreement at least 60 days prior to the end of the then current period. If WestCom Corporation terminates the agreement without cause then each employee shall be entitled to receive his commissions for active circuits through the end of the initial term or then current renewal term. In addition, WestCom Corporation may opt to pay each employee a monthly amount, generally either $10,000 or $20,000, in connection with the enforcement of certain post-employment restrictive covenants, including a non-compete provision.

9.	Income Taxes

Provision for Federal, state and local income taxes consists of:

Year Ended
December 31,
2004

Current	$(4,218,048)
Deferred	(112,856)

$(4,330,904)

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

December 31,
2004

Long term:
Property and equipment	$793,740
Difference in tax basis of certain intangibles and goodwill (Note 1)	60,026,000

Net deferred tax asset	$60,819,740

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

December 31,
2004

Long term:
Property and equipment	$193,699
Difference in tax basis of certain intangibles and goodwill (Note 2)	8,000,000

Net deferred tax liability	$8,193,699

The Companies’ effective tax rate differs from the Federal statutory rate primarily due to the effect of the Companies electing to be taxed as S corporations under the provisions of the Internal Revenue Code. On December 17, 2004, the Companies’ election to be taxed as S corporations was revoked as part of the Sale, at which time the Companies became C corporations and deferred tax assets and liabilities were provided at the Federal rate on all basis differences at that date.

Deferred U.S. income taxes have not been recorded for basis differences related to the investments in WestCom Corporation’s foreign subsidiary. These basis differences were approximately $2,307,866 at December 31, 2004 and consisted primarily of undistributed earnings. These earnings are considered permanently invested in the businesses. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

10.	Statements of Cash Flows

Year Ended
December 31,
2004

Supplemental disclosure of cash flow information:
Interest paid during the year	$1,771,549
Taxes paid during the year	2,944,484
Noncash investing and financing activities:
Corporate expenses paid by prior stockholders recorded as capital contribution	1,050,000
Corporate expenses paid by Acquisition Corp. on behalf of WestCom Corporation recorded as capital contribution	1,750,000
Fair value adjustment to securities available-for-sale	(79,561)
Distribution of certain assets to prior stockholders	(1,184,868)

11.	Employee Benefits

WestCom Corporation and its Affiliate sponsor a profit sharing plan which qualifies under Section 401(k) of the Internal Revenue Code of 1986 (“the 401(k) Profit Sharing Plan”). All employees who have completed six months of service and meet requirements, as defined, are eligible to participate. The 401(k) Profit Sharing Plan allows employees to invest up to 15% of their current gross compensation at their option. These companies may make matching contributions equal to a discretionary percentage, to be determined by the companies, of the participant’s contribution. The companies have provided for contributions of $72,906 for the year ended December 31, 2004.

WestCom Europe Limited maintains a defined contribution pension plan, covering employees who wish to participate in the plan. WestCom Europe Limited makes a matching contribution, equal to a discretionary percentage, to be determined by WestCom Europe Limited, of the participant’s contribution. Pension costs are charged to the profit and loss account as they are incurred.

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

Contributions to this plan are charged to the profit and loss account in the period in which they become payable. WestCom Europe Limited has provided for contributions of $87,893 during the six months ended December 31, 2004.

12.	Concentrations of Credit Risk

The Companies place their cash with high credit quality institutions. Accounts at the United States institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash balances at times may exceed Federally-insured limits.

With respect to accounts receivable, the Companies limit their credit risk by performing ongoing credit evaluations and, when deemed necessary, require guarantees or collateral. The Companies’ customer base is comprised principally of banks and other financial institutions. Management does not believe significant risk exists in connection with the Companies’ concentrations of credit at December 31, 2004 (see Note 6). The Companies establish an allowance for doubtful accounts based on specific customer circumstances and on its historical rate of write-offs. The Companies include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in an overall allowance for doubtful accounts. The Companies believe the allowance for doubtful accounts as of December 31, 2004 is adequate; however, actual write-offs might exceed the recorded allowance.

13.	Related Party Transactions

Net sales in 2004 include $6,190,671 in related party sales to shareholders of Holding. Accounts receivable with related parties amounted to $185,700 at December 31, 2004, which is included in accounts receivable.

On December 17, 2004, WestCom Corporation also entered into a management agreement with One Equity Partners, LLC, to provide business and organizational strategy, financial and investment management services. The management agreement terminates on its tenth anniversary or upon the sale of either the assets or shares of the Companies pursuant to which the common shareholders hold less than 50% of the issued and outstanding common stock of the Companies following such transaction. The management fee is $500,000 per year, payable in quarterly installments. As of December 31, 2004, the Companies accrued fees of approximately $20,000 under this arrangement.

14.	Long-Term Debt and Line of Credit

Borrowings consisted of the following at December 31, 2004:

Term loans	$190,000,000
Line of credit	2,000,000

192,000,000
Less: Current portion	11,250,000

Total long-term debt	$180,750,000

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

In connection with the Sale, WestCom Corporation incurred the following indebtedness with outstanding balances at December 31, 2004:

•	$175 million senior secured first lien credit facility consisting of a $160 million term loan and a $15 million revolving credit facility with outstanding balances of $160 million and $2 million, respectively. At December 31, 2004, the applicable rate of interest for these facilities was 7.00%, which is a variable rate based on the Federal Funds Rate and the bank’s prime rate. The term loan matures on December 17, 2010 and requires quarterly amortization of principal with required repayments under this facility for 2005 of $11.25 million. The revolving credit facility matures on December 17, 2009 and its interest rate is determined by a performance grid based upon the Companies’ consolidated leverage ratio.

•	$30 million second lien loan, with a variable interest rate of 11.25% at December 31, 2004, due June 17, 2011. The interest rate is based on the Federal Funds Rate and the bank’s prime rate.

•	During the year, WestCom Corporation entered into a $45,000,000 loan facility with Bank of Montreal for the purpose of financing the RVS Transaction as more fully described in Note 2. As part of the Sale, this facility was repaid during the year.

The credit agreements require compliance with certain financial and non-financial covenants, including consolidated leverage, capital spending, interest coverage and fixed charge coverage.

As of December 31, 2004, aggregate debt maturities for long-term debt were as follows:

Year Ending December 31,

2005	$11,250,000
2006	16,000,000
2007	20,000,000
2008	24,000,000
2009	24,000,000
Thereafter	94,750,000

Total long-term debt maturities	$190,000,000

15.	Common Stock

Components of common stock are as follows:

December 31,
2004

WestCom Corporation — $.01 par value — shares authorized 2,500; issued and outstanding 100	$1
WestCom Dedicated Private Lines (IL) — $.01 par value — shares authorized 2,500; issued and outstanding 100	1

$2

WestCom Corporation and Subsidiaries and Affiliate

Notes to Combined Financial Statements — (Continued)

16.	Subsequent Events

Global Crossing Transaction

On March 25, 2005, WestCom Corporation executed an Asset Purchase Agreement with Global Crossing Holdings Limited pursuant to which the Company will purchase certain assets of the Global Voice Financial Markets division. The purchase price for the assets is $25 million.

Concurrently with the execution of the Asset Purchase Agreement, WestCom Corporation entered into a management services agreement, pursuant to which the WestCom Corporation will earn a fee of approximately $1 million per month, for the period between signing the Purchase Agreement and the closing of the transaction. This management fee will be treated as a reduction of purchase price at the closing.

As part of this agreement, WestCom Corporation also entered into a Transition Services Agreement under which, Global Crossing will assist in the migration of circuits and facilities from Global Crossing to WestCom Corporation for a period of up to 3 years.

The financing for this transaction will be provided by additional loans being negotiated with WestCom Corporation’s existing lenders. WestCom Corporation expects the transaction to close during the second quarter of 2005.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Positron Public Safety Systems Inc.
Montreal, Canada

We have audited the accompanying consolidated balance sheet of Positron Public Safety Systems Inc. and its wholly owned subsidiary Positron Public Safety Systems Corporation (the “Company”) as of March 31, 2006, and the related consolidated statements of operations and accumulated deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Positron Public Safety Systems Inc. and its wholly owned subsidiary as of March 31, 2006, and the results of its consolidated operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/
Moore Stephens Wurth Frazer and Torbet, LLP

Orange, California
December 28, 2007

Positron Public Safety Systems Inc.

Consolidated Balance Sheet
March 31, 2006
(In thousands)

Assets:
Current assets:
Cash	$1,639
Trade accounts receivable, net of allowance for doubtful accounts of $990	11,633
Inventory, net	19,547
Income taxes and credits receivable	1,265
Prepaid and other current assets	832

Total current assets	34,916
Property, plant and equipment, net of accumulated depreciation and amortization of $1,451	1,276
Intangible assets, net of accumulated amortization of $284	5

Total assets	$36,197

Liabilities and Shareholder’s Deficit:
Current liabilities:
Bank indebtedness	$4,846
Accounts payable	3,909
Due to related party	1,794
Accrued liabilities	4,982
Current portion of obligations under capital leases	27
Advance from Parent	2,120
Income taxes payable	16

Total current liabilities	17,694
Deferred revenue	40,357
Obligations under capital leases	175
Deferred income taxes	101

Total liabilities	58,327

Shareholder’s Deficit:
Class A common shares, at stated value, unlimited number of shares authorized, 50,000,000 issued and outstanding	1
Accumulated deficit	(22,131)

Total shareholder’s deficit	(22,130)

Total liabilities and shareholder’s deficit	$36,197

See accompanying notes.

Positron Public Safety Systems Inc.

Consolidated Statement of Operations and Accumulated Deficit
Year ended March 31, 2006
(In thousands)

Revenue
Product sales	$43,001
Service revenue	5,969

Total revenue	48,970
Cost of goods sold
Product sales	24,508
Service revenue	3,469
Depreciation and amortization	268

Total cost of goods sold	28,245

Gross profit	20,725

Expenses
Research and development	5,903
Selling, general and administrative	18,160
Depreciation and amortization	230

Total expenses	24,293
Loss from operations	(3,568)
Other expense:
Interest expense, net	(125)
Other, net	(434)

Loss from operations before income tax (benefit) expense	(4,127)
Income tax (benefit) expense:
Current	(375)
Deferred	49

Total income tax (benefit) expense	(326)

Net loss	(3,801)
Accumulated deficit beginning of period	(18,330)

Accumulated deficit end of period	$(22,131)

See accompanying notes.

Positron Public Safety Systems, Inc.

Consolidated Statement of Cash Flows
Year ended March 31, 2006
(In thousands)

Cash flows from operating activities:
Net loss	$(3,801)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	498
Deferred income taxes	48
Gain on sale of property plant and equipment	(8)
Changes in operating assets and liabilities:
Term deposits	150
Trade accounts receivable	4,784
Inventory	(2,607)
Prepaid and other current assets	(329)
Income taxes and credits receivable	(1,265)
Investment tax credits receivable	5,197
Due from related party	680
Bank indebtedness	(4,044)
Accounts payable	1,185
Due to related party	685
Accrued liabilities	431
Deferred revenue	3,014
Income taxes payable	(230)

Net cash provided by operating activities	4,388

Cash flows from investing activities:
Purchase of property, plant and equipment	(369)
Proceeds on sale of property, plant and equipment	79

Net cash used in investing activities	(290)

Cash flows from financing activities:
Repayment of advance from Parent	(5,085)
Repayment of loan	(5,178)

Net cash used in financing activities	(10,263)
Net decrease in cash	(6,165)
Cash at beginning of period	7,804

Cash at end of period	$1,639

Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	$346

Interest	$108

Non-cash transaction
Acquisitions made under capital leases	$114

See accompanying notes.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements

1.	Nature of Operations and Basis of Presentation

Positron Public Safety Systems Inc. (the “Company”), a subsidiary of Positron Inc. (the “Parent”) was incorporated under the Canada Business Corporations Act and is headquartered in Montreal, Canada. The Company sells public safety solutions for call handling and dispatching to customers located primarily in the United States of America. Accordingly, the Company’s functional currency is United States Dollars.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Revenue Recognition

General

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-89, Modification of SOP 97-2, Software Revenue Recognition, Financial Accounting Standards Board Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, the Emerging Issues Task Force consensus on Issue 00-21, Multiple-Deliverable Revenue Arrangements (“EITF 00-21”), and other authoritative accounting literature. The Company generates revenue from the sale of products, installation services and the provision of support and maintenance and other services. It is possible for the Company’s customers to work with it in multiple areas of its business and contracts may include multiple elements of service revenue and product revenue. In determining the basis for non-software product revenue recognition, the Company first determines the fair value of any extended warranty services and defers this revenue to be recognized over the service period. The Company’s arrangements primarily include software that is more than incidental to the products or services as a whole and the Company recognizes revenue from the software and software-related elements, as well as any non-software deliverable(s) for which a software deliverable is essential to its functionality, in accordance with SOP 97-2.

Service Revenue

The Company recognizes service revenue from support and maintenance agreements ratably over the coverage period. Payments received prior to performance are deferred and recognized as revenue when earned over future performance periods. Support and maintenance agreements specify the term of the product maintenance and the nature of the services to be provided by the Company during the term.

Extended product maintenance contracts, which typically provide both extended warranty coverage and product maintenance services, are separately priced from the product, and are recognized as revenue on a straight-line basis over the term of the coverage. The Company’s software licenses may provide for technical support and bug fixes. Revenue related to this post contract support is deferred and recognized over the term of the contract support.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

Product Sales

Revenue from product sales and installation is recognized upon formal customer acceptance of the sale and installation. Revenue on maintenance and warranty contracts is recognized over the contract period.

Customers are generally progress-billed prior to the completion of the installations and the revenue related to these advance payments is deferred until formal customer acceptance is obtained. Costs incurred on uncompleted contracts and stages are accumulated and recorded in inventory as work in progress awaiting installation.

Cash

Cash is comprised of bank deposits maintained with several financial institutions. These balances can fluctuate and at times can exceed the insured amount of $60,000 Canadian dollars for cash held in Canada and $100,000 for cash held in the United States.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations to the Company, the Company records a specific allowance against amounts due and thereby reduces the net receivable to the amount the Company reasonably believes is likely to be collected.

Inventory

Inventory is carried at the lower of cost or market on a first in, first out basis. Inventory costs include all direct manufacturing costs and applied overhead. Allowances are established based on management’s estimate of inventory on hand that is potentially obsolete or for which its market value is below cost.

Property, Plant and Equipment

Property, plant and equipment, which consists of office equipment, equipment and tools and computers are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of 5 years. Normal repair and maintenance costs are expensed as incurred.

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements.

Intangible Assets

Intangible assets, consisting of intellectual property and manufacturing rights, are recorded at cost. Amortization is provided on a straight-line basis over the remaining useful lives.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when the aggregate of estimated undiscounted future cash flows expected to result from the use of the assets and the eventual disposition is less than its carrying amount.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

Research and Development

Research and development expenditures are charged to expense as incurred.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales in the accompanying Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

For our foreign subsidiary whose functional currency is the United States dollar, certain assets and liabilities are remeasured at the period-end or historical rates as appropriate. Revenues and expenses are remeasured at the average rate for the period. The resulting cumulative translation adjustments, which amount to a gain of $183,000, are included in other expense on the consolidated statement of operations.

Fair Value of Financial Instruments

The Company’s financial instruments at March 31, 2006 consist of accounts receivable, accounts payable, advance from parent and bank indebtedness. The Company believes the reported carrying amounts of its financial instruments approximates fair value, based upon the short-term nature of these accounts.

At March 31, 2006, the fair value of obligations under capital leases, including the current portion, did not differ materially with their carrying value.

Stock-based Compensation

The Company accounts for stock-based employee compensation using the calculated value method under the recognition and measurement principles of Accounting Principle Board Opinion (APB) 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. In accordance with APB 25, under the intrinsic value method, the Company did not recognize stock-based compensation cost with respect to options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, no stock-based compensation expense has been recognized to date.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

If the Company elected to recognize compensation expense based on the fair value of the options granted at grant date, as prescribed by Statement of Financial Accounting Board (SFAS) 123, “Accounting for Stock-Based Compensation”, no compensation expense would have been recognized since, as a private company and assuming zero volatility, compensation expense would be immaterial.

3.	Investment Tax Credits

Earned by the Company:  During the year, the Company recorded tax credits in the amount of $2,105,000 relating to research and development expenditures. This amount was recorded as a reduction of product development expenses. Of these tax credits, $778,000 are refundable and included in income taxes and credits receivable, and $1,327,000 are non-refundable investment tax credits.

At March 31, 2006, the Company has non-refundable tax credits that may be applied against future Canadian income taxes payable, expiring as follows (see Note 12):

(in thousands)

2012	$950
2013	1,520
2014	1,392
2015	1,488
2016	1,327

6,677
Less: Investment tax credits purchased by the Company (see below)	(5,350)

Net non-refundable investment tax credits	$1,327

Based on a history of losses that the Company has reported, the Company does not anticipate using the non-refundable investment tax credits. Therefore, a full valuation allowance has been recorded against the non-refundable investment tax credits.

Purchased by the Company:  In prior years, the Company performed research and development work on a contract basis for the Parent. The Parent and the Company elected to record the investment tax credits on the Company’s tax returns with the understanding that to the extent they are used an equivalent dollar amount will be paid to the Parent. These non-refundable tax credits of $5,350,000 which are included in the previous table, will expire between 2012 and 2015, and are available for the Company to apply against future federal income taxes payable. In the event the Company avails itself of any of these tax credits, it is still required to pay the Parent for their use and has granted a lien to the Parent for the full amount on all its assets.

4.	Bank Indebtedness

At March 31, 2006, the Company, through the Parent and some of the Parent’s subsidiaries, had a joint operating credit facility of $5,570,000 repayable on demand. At March 31, 2006 the combined balances outstanding were $4,516,000. Additionally, the Company has a $686,000 demand loan availability relating to refundable income tax credits which were not used at year-end.

The operating facility bore interest at the bank’s prime rate plus 0.75% and the demand loan at the bank’s prime rate plus 0.5%. The facilities were secured by moveable hypothecs of $10,850,000 on all the assets of each of the companies covered by the agreements.

Additionally, the demand loan was secured by a first-ranking general moveable hypothec on the Company’s tax credit receivable.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

At March 31, 2006 the Company did not meet all the bank covenants and on June 26, 2006, the Company, through the Parent and some of the Parent’s subsidiaries, signed a new financing agreement to replace its previous credit facility. Under this agreement, they are to be extended a $4,300,000 operating line and a $1,750,000 import loan.

The facility is repayable on demand and will be reviewed periodically with its bankers. The operating facility will bear interest at the bank’s prime rate. The facility is to be secured by a lien of approximately $9,000,000 on all the assets of each of the companies covered by the agreement. Additionally, an unrelated company and a director have also guaranteed the indebtedness in the amount of approximately $4,300,000 and $1,300,000 respectively.

The guarantee provided by the unrelated company is secured by a second-ranking $5,100,000 lien on all the assets of the Company.

5.	Inventory

At March 31, 2006, inventory consisted of the following:

(In thousands)

Raw Materials	$3,113
Work in Process	16,434

$19,547

6.	Property, Plant and Equipment

At March 31, 2006, property, plant and equipment consisted of the following:

		Accumulated
	Cost	Depreciation	Net Book Value
		(in thousands)

Office equipment	$640	$391	$249
Equipment and tools	594	271	323
Computers	1,537	837	700
Leasehold improvements	5	1	4

	$2,776	$1,500	$1,276

Depreciation and amortization expense on the aforementioned property, plant and equipment, which includes amortization of assets under capital leases (See Note 9) amounted to $498 thousand for the year ended March 31, 2006.

7.	Intangible Assets

As at March 31, 2006, intangible assets consist of the following:

				Amortization
		Accumulated	Net Book	Expense for
	Cost	Amortization	Value	the Year
	(in thousands)

Intellectual property	$37	$32	$5	$6
Manufacturing rights	251	251	—	29

	$288	$283	$5	$35

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

8.	Deferred Compensation and Other Employee Benefit Plans

Stock option plan

The Company revised its stock option plan as of March 28, 2006. The plan is for the directors, officers, consultants and employees of the Company or any of its subsidiaries to purchase authorized but unissued Class B common shares of the Company. The maximum number of common shares that is reserved for the issuance of stock options is 15% of the issued and outstanding shares of the Company. The Board of Directors may from time to time, in its discretion, grant options to any admissible person. Options granted under this plan generally expire ten years after the date of the grant. The exercise price for each option to purchase the shares underlying such Option shall be established by the Board or Directors from time to time. The options vest equally over a five year period.

The following tables summarize the stock options outstanding and exercisable as of March 31, 2006 (share prices are stated in Canadian Dollars):

	Number of
	Options	$(CAD)

Options outstanding at beginning of year	2,383	0.56
Granted	552	1.25
Exercised	—	—
Forfeited	(78)	0.50
Expired	—	0

Options outstanding at end of year	2,857	0.70

Options exercisable at end of year	2,145	0.51

		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Remaining	Exercise		Exercise
Price	Number	Life	Price	Number	Price
$(CAD)	Outstanding	Years	$(CAD)	Exercisable	$(CAD)

0.50	2,105	4	0.50	2,105	0.50
1.25	752	9.24	1.25	40	1.25

Total	2,857	5.39	0.70	2,145	0.51

There was no compensation cost expensed with respect to this plan for the year ended March 31, 2006.

9.	Commitments and Contingencies

Long-term Leases

All lease arrangements expire by 2010. Minimum payments under long-term leases expiring by 2010 are as follows:

$
(in thousands)

2007	270
2008	276
2009	221
2010	105

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

Legal Proceedings

The Company is a party to claims and lawsuits arising in the normal course of business. The Company’s management believes the claims and lawsuits will not have a material adverse effect on the Company’s financial position, operations and cash flows.

Obligations Under Capital Leases

Minimum lease payments under capital leases are as follows:

(in thousands)

2007	$57
2008	45
2009	45
2010	45
2011	41
2012	28

Total minimum lease payments	261
Amount representing interest @ 10%	59

Present value of minimum lease payments	202
Current portion	27

Non current portion	$175

Assets under capital leases are recorded in property, plant and equipment at a cost of $217,000 with related accumulated amortization of $21,000 as of March 31, 2006.

Performance and Bid Bonds

At March 31, 2006, the Company had contingent liabilities outstanding as follows:

$
(in thousands)

Performance and bid bonds	4,666
Letters of credit	146

Included in the above are performance and bid bonds of US$4,093,000, 72,000 Euros and 2,831,000 Hong Kong dollars.

Specific present and future assets have been pledged in support of the above. With respect to the performance and bid bonds, the Company maintained a surety program with a third-part insurer. As part of that program, the Company was billed premiums by the insurer. In addition, the Company indemnified the insurer for potential claims.

Potential Tax Liabilities

The Company has identified certain potential tax liabilities. Any potential claims that could result are covered by an escrow fund related to the sale of the Company on March 1, 2007, as discussed in Note 14. In addition, the Company has been further indemnified for any potential losses beyond the escrow fund by Positron Inc., the Company’s Parent company prior to the March 1, 2007 transaction. The Company does not expect the resolution of this issue to have a material adverse impact on its financial condition or results of operations.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

10.	Related Party Transactions

The Company entered into business transactions with related parties. The transactions and related balances are summarized as follows:

$
(In thousands)

Accounts payable to company under common control	1,794
Advance from Parent	2,120
Purchases from company under common control	6,252
Expenses charged to Parent	830
Expenses charged to companies under common control	196
Expenses charged by Parent	3,410
Expenses charged by company under common control	33

The advance from Parent is non-interest bearing and has no specific terms of repayment.

11.	Shareholder’s Deficit

As March 31, 2006, the authorized capital of the Company was as follows:

Preferred Shares

Class “A”, unlimited number authorized, 8% non-cumulative, voting, non-participating, and redeemable at their paid-in value.

Class “B”, unlimited number authorized, 1% per month non-cumulative, non-voting, non-participating, and redeemable at their paid-in value.

Class “C”, unlimited number authorized, 1% per month non-cumulative, voting, non-participating, and redeemable at the option of the holder or the directors at their paid-in value.

Class “D”, unlimited number authorized, 1% per month non-cumulative, non-voting, non-participating, and redeemable at the option of the holder or the directors at their paid-in value.

As described in Note 14, the Company was sold on February 28, 2007. No preferred shares were issued prior to the sale.

Common Shares

Class “A”, unlimited number voting and participating, 50,000,000 issued and outstanding.

Class “B”, unlimited number, non-voting and participating

12.	Income Taxes

Pretax income (loss) from continuing operations consisted of the following (in thousands):

Year Ended
March 31,
2006
(In thousands)

United States	93
Canadian	(4,220)

Total pretax income (loss)	$4,127

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

The provision (benefit) from continuing operations for income taxes consisted of the following:

Year Ended
March 31,
2006
(In thousands)

Current:
U.S. state and local	$3
Canadian	(454)
U.S. Federal	76

(375)
Deferred:
Federal	49

49

Total tax provision	$(326)

The components of deferred tax assets (liabilities) are as follows:

	March 31, 2006
	U.S.	Canadian	Total
	(In thousands)

Deferred tax assets:
Current:
Inventory and receivables	$19	$—	$19
Non-current:
Deferred revenue	—	12,911	12,911
Research and development	—	8,856	8,856
Charitable contributions	—	4	4
Net operating loss carryforwards	23	387	410
Valuation allowance	—	(21,798)	(21,798)

Total deferred tax assets	$42	$360	$402

Deferred tax liabilities:
Current:
Accrued expenses and deferred compensation	$—	$(28)	$(28)
Prepaid expenses	(114)	—	(114)
Non-current:
Intangible assets	—	(2)	(2)
Excess (tax over book)/book over tax depreciation	(30)	(228)	(258)
Other	—	(102)	102

Total deferred tax liabilities	$(144)	$(360)	$(504)

The Company has Canadian federal net operating loss carryforwards of approximately $1,200,000 at March 31, 2006, which do not expire. Additionally, the Company has Canadian research and expenditure deduction pool carryforwards of $6,300,000 as of March 31, 2006 and Canadian federal investment tax credit carryforwards of $6,700,000 as of March 31, 2006.

The Company recorded a charge of $3,600,000 related to establishing full valuation allowances against deferred tax assets in Canada. In accordance with SFAS 109, “Accounting for Income Taxes” (SFAS 109), the Company evaluates deferred income taxes to determine if valuation allowances are required. SFAS 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. It is the Company’s position that a valuation allowance, after weighing both positive and negative evidence, is appropriate.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

13.	Concentrations and other matters

Credit risk: Credit risk arises from the possibility customers may experience financial difficulty and be unable to meet their obligations. At March 31, 2006, one customer represented approximately 21% of total accounts receivable. To minimize risk, continual credit assessments are performed on this customer. Credit assessments are conducted in respect of all new and existing customers.

Significant customers and suppliers: During the year, one customer represented 28% of total revenue and one unrelated supplier represented 22% of total costs, excluding salaries and commissions.

Interest rate risk: The Company is exposed to interest rate fluctuations since their credit facility and demand loan bear interest at floating rates.

Foreign exchange risk: The majority of the Company’s sales are in US dollars while a significant portion of its costs are incurred in Canadian dollars. Consequently, the Company’s cash flow and results of operations could be materially affected by a major fluctuation in the exchange rates between the currencies.

14.	Subsequent Events

On February 28, 2007 and March 1, 2007, TSW Command Systems, Inc., a 100% owned subsidiary of IPC Systems, Inc., acquired 100% of the common stock of the Company and its subsidiaries for a purchase price of $62 million plus transaction expenses. As part of that transaction, all of the Company’s bank indebtedness was repaid and all intercompany balances were converted to equity. As a result, all bank indebtedness and intercompany balances reflected on the March 31, 2006 balance sheet have been satisfied.

On March 1, 2007, the Company, now a wholly-owned subsidiary of IPC Systems, Inc. entered into a new 10 year lease agreement with Positron, Inc. (the “previous Parent”) for the premises located in Montreal, Quebec.

As discussed in Note 9, the Company and its new parent company, IPC Systems, Inc are working with the previous Parent to resolve and settle potential tax liabilities through voluntary disclosure with various taxing authorities. These potential tax liabilities will be paid from an escrow fund established in connection with the sale of the Company. In no event does the Company expect the resolution of this issue to have a material adverse impact on its financial condition or results of operations.

Positron Public Safety Systems Inc.

Consolidated Balance Sheet

December 31, 2006
(In thousands)

Assets:
Current assets:
Cash	$1,807
Trade accounts receivable, net	10,266
Inventory, net	9,573
Income taxes and credits receivable	2,985
Prepaid and other current assets	525
Other receivable	43

Total current assets	25,199
Property, plant and equipment, net	629
Intangible assets	1

Total assets	$25,829

Liabilities and Shareholder’s Deficit:
Current liabilities:
Bank indebtedness	$—
Accounts payable	6,226
Due to related party	—
Accrued liabilities	—
Current portion of obligations under capital leases	41
Advance from Parent	5,134
Income taxes payable	—

Total current liabilities	11,401
Deferred revenue	33,484
Obligations under capital leases	177
Deferred income taxes	126

Total liabilities	46,188
Shareholder’s Deficit:
Class A common shares, at stated value, unlimited number of shares authorized, 50,000,000 issued and outstanding	1
Accumulated deficit	(19,360)

Total shareholder’s deficit	(19,359)

Total liabilities and shareholder’s deficit	$25,829

See accompanying notes.

Positron Public Safety Systems Inc.

Consolidated Statement of Operations and Accumulated Deficit

	Nine Months Ended December 31
	2006	2005
	(In thousands)

Revenue
Product sales	$35,676	$32,251
Service revenue	4,953	4,477

Total revenue	40,629	36,728
Cost of goods sold
Product sales	20,517	18,545
Service revenue	2,904	2,625
Depreciation and amortization	264	201

Total cost of goods sold	23,685	21,371

Gross profit	16,944	15,357

Expenses
Research and development	3,386	5,044
Selling, general and administrative	10,371	12,299
Depreciation and amortization	155	164

Total expenses	13,912	17,507
Income (loss) from operations	3,032	(2,150)
Other expenses	168	89

Income (loss) from operations before income tax (benefit) expense	2,864	(2,239)
Income tax (benefit) expense:
Current	68	(177)
Deferred	(25)	40

Total income tax benefit	(93)	(137)
Net income (loss)	$2,771	$(2,102)

Accumulated deficit beginning of period	$(22,131)	$(19,438)

Accumulated deficit end of period	$(19,360)	$(21,540)

See accompanying notes.

Positron Public Safety Systems Inc.

Consolidated Statements of Cash Flows

	Nine Months Ended December 31
	2006	2005
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$2,771	$(2,102)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:
Depreciation and amortization	419	365
Deferred income taxes	(25)	40
Gain on sale of property plant and equipment	—	—
Changes in operating assets and liabilities:
Term deposits	—	150
Trade accounts receivable	1,368	4,259
Inventory	9,974	7,756
Prepaid and other current assets	307	(27)
Income taxes and credits receivable	(1,719)	(912)
Other receivable	(43)	(419)
Due from related party	—	(74)
Other long term receivable	—	(115)
Accounts payable	(2,665)	(87)
Due to related party	(1,794)	2,341
Deferred revenue	(6,873)	(7,076)
Income taxes payable	(16)	(1,355)

Net cash provided by operating activities	1,754	2,745
Cash flows from investing activities:
Purchase of property, plant and equipment	—	(243)
Sale of property, plant and equipment	246	—

Net cash used in investing activities	246	(243)
Cash flows from financing activities:
Decrease in bank indebtedness	(4,846)	(8,890)
Advance from Parent	3,014	5,373
Repayment of loan	—	(5,178)

Net cash used in financing activities	(1,832)	(8,695)
Net increase (decrease) in cash	168	(6,193)
Cash at beginning of period	1,639	7,804

Cash at end of period	$1,807	$1,611

Non-cash transaction
Acquisitions made under capital leases	$16	86

See accompanying notes.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements

1.	Nature of Operations and Basis of Presentation

Positron Public Safety Systems Inc. (the “Company”), a subsidiary of Positron Inc. (the “Parent”) was incorporated under the Canada Business Corporations Act and is headquartered in Montreal, Canada. The Company sells public safety solutions for call handling and dispatching to customers located primarily in the United States of America. Accordingly, the Company’s functional currency is United States Dollars.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and of its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Revenue Recognition

General

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-89, Modification of SOP 97-2, Software Revenue Recognition, Financial Accounting Standards Board Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, the Emerging Issues Task Force consensus on Issue 00-21, Multiple-Deliverable Revenue Arrangements (“EITF 00-21”), and other authoritative accounting literature. The Company generates revenue from the sale of products, installation services and the provision of support and maintenance and other services. It is possible for the Company’s customers to work with it in multiple areas of its business and contracts may include multiple elements of service revenue and product revenue. In determining the basis for non-software product revenue recognition, the Company first determines the fair value of any extended warranty services and defers this revenue to be recognized over the service period. For those non-software product sales contracts that involve multiple element deliverables, the Company identifies all deliverables, determines the units of accounting and allocates revenue among the units of accounting in accordance with EITF 00-21. In an arrangement that includes software that is more than incidental to the products or services as a whole, the Company recognizes revenue from the software and software-related elements, as well as any non-software deliverable(s) for which a software deliverable is essential to its functionality, in accordance with SOP 97-2.

Service Revenue

The Company recognizes service revenue from support and maintenance agreements ratably over the coverage period. Payments received prior to performance are deferred and recognized as revenue when earned over future performance periods. Support and maintenance agreements specify the term of the product maintenance and the nature of the services to be provided by the Company during the term.

Extended product maintenance contracts, which typically provide both extended warranty coverage and product maintenance services, are separately priced from the product, and are recognized as revenue on a straight-line basis over the term of the coverage. The Company’s

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

software licenses may provide for technical support and bug fixes. Revenue related to this post contract support is deferred and recognized over the term of the contract support.

Product Sales

Revenue from product sales and installation is recognized upon formal customer acceptance of the sale and installation. Revenue on maintenance and warranty contracts is recognized on a prorate basis over the contract period.

Customers are generally progress-billed prior to the completion of the installations and the revenue related to these advance payments is deferred until formal customer acceptance is obtained. Costs incurred on uncompleted contracts and stages are accumulated and recorded in as inventory as work in progress awaiting installation.

Cash

Cash is comprised of bank deposits maintained with several high credit quality financial institutions. These balances can fluctuate and at times can exceed the insured amount of $60,000 for cash held in Canada and $100,000 for cash held in the United States.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. Where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations to the Company, the Company records a specific allowance against amounts due and thereby reduces the net receivable to the amount the Company reasonably believes is likely to be collected.

Inventory

Inventory is carried at the lower of cost or market on a first in, first out basis. Inventory costs include all direct manufacturing costs and applied overhead. Allowances are established based on management’s estimate of inventory on hand that is potentially obsolete or for which its market value is below cost.

Property, Plant and Equipment

Property, plant and equipment, which consists of office equipment, equipment and tools and computers are stated at cost and are depreciated on a straight-line basis over their estimated useful lives of 5 years. Normal repair and maintenance costs are expensed as incurred.

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements.

Intangible Assets

Intangible assets consisting of intellectual property and manufacturing rights are recorded at cost. Amortization is provided on a straight-line basis over the remaining useful lives.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

when the aggregate of estimated undiscounted future cash flows expected to result from the use of the assets and the eventual disposition is less than its carrying amount.

Research and Development

Research and development expenditures are charged to expense as incurred.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. A valuation allowance is established when necessary, to reduce deferred tax assets to the amount expected to be realized.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales in the accompanying Statement of Operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

For foreign subsidiaries whose functional currency is the United States dollar, certain assets and liabilities are remeasured at the period-end or historical rates as appropriate. Revenues and expenses are remeasured at the average rate for the period.

Fair Value of Financial Instruments

The Company’s financial instruments at December 31, 2006 consist of accounts receivable, accounts payable, advance from parent company and bank indebtedness. The Company believes the reported carrying amounts of its financial instruments approximates fair value, based upon the short-term nature of these accounts.

At December 31, 2006, the fair value of obligations under capital leases, including the current portion, did not differ materially with their carrying value.

Stock-based Compensation

The Company accounts for stock-based employee compensation using the calculated value method under the recognition and measurement principles of Accounting Principle Board (APB) 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. In accordance with APB 25, under the intrinsic value method, the Company did not recognize stock-based compensation cost with respect to options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, no stock-based compensation expense has been recognized to date.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

If the Company elected to recognize compensation expense based on the fair value of the options granted at grant date, as prescribed by SFAS 123 and, based on the subsequent sales price of the Company on February 28, 2007 (see Note 7), the net loss for the nine month period ended December 31, 2006 would have been adjusted to the pro forma amounts included in the table below (in thousands):

	In Thousands
	Nine Months Ended	Nine Months Ended
	Dec 31, 2006	Dec 31, 2005

Reported net income / (loss)	$2,771	$(2,102)
Deduct total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	0	0

Pro Forma Net income / (loss)	$2,771	$(2,102)

3.	Bank Indebtedness

On June 26, 2006, the Company, through the parent and some of the parent’s subsidiaries, signed a new financing agreement to replace its previous credit facility. Under this agreement, they were extended a $4,300,000 operating line and a $1,750,000 million import loan.

The facility is repayable on demand and will be reviewed periodically with its bankers. The operating facility will bear interest at the bank’s prime rate. The facility is to be secured by a lien of approximately $9,000,000 on all the assets of each of the companies covered by the agreement. Additionally, an unrelated company and a director have also guaranteed the indebtedness in the amount of approximately $4,300,000 and $1,300,000 respectively.

The guarantee provided by the unrelated company is secured by a second-ranking $5,100,000 lien on all the assets of the Company.

4.	Inventory

Inventory consisted of the following:

	In Thousands
	December 31, 2006	December 31, 2005

Raw Materials	$2,794	$2,950
Work In Process	6,779	6,234

Total	$9,573	$9,184

5.	Commitments and Contingencies

Legal Proceedings

The Company is a party to claims and lawsuits arising in the normal course of business. The Company’s management believes the claims and lawsuits will not have a material adverse effect on the Company’s financial position, operations and cash flows.

Positron Public Safety Systems Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes

The effective income tax rate on earnings from continuing operations before income taxes was 3.3% for the nine months ended December 31, 2006 and was 7.9% for the nine months ended December 31, 2005. The Company’s effective tax rate reflects the Company’s foreign, federal and state taxes and the utilization of research and development carryover expenditures in Canada and the establishment of a valuation allowance against Canadian net operating losses and tax attributes.

The Company has Canadian federal net operating loss carry-forwards of approximately $1.57 million and $908,000 at December 31, 2006 and December 31, 2005, respectively, which do not expire. Additionally, the Company has Canadian research and expenditure deduction pool carry-forwards of $2.3 million and $5.7 million as of December 31, 2006 and December 31, 2005. The Company has Canadian federal investment tax credit carry-forwards of $7.5 million and $6.4 million as of December 31, 2006 and December 31, 2005. The Company established a full valuation allowances against our deferred tax assets in Canada. In accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109), we evaluate our deferred income taxes to determine if valuation allowances are required. SFAS No. 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. We believe that a valuation allowance after weighing both positive and negative evidence is appropriate.

7.	Subsequent Events

On February 28, 2007 and March 1, 2007, TSW Command Systems, Inc., a 100% owned subsidiary of IPC Systems, Inc., acquired 100% of the common stock of the Company and its subsidiaries for a purchase price of $62 million plus transaction expenses. As part of that transaction, all of the Company’s bank indebtedness was repaid and all intercompany balances were converted to equity. As a result, all bank indebtedness and intercompany balances reflected on the December 31, 2006 balance sheet have been satisfied.

On March 1, 2007 the Company, now a wholly-owned subsidiary of IPC Systems, Inc. entered into a new 10 year lease agreement with Positron, Inc for the premises located in Montreal, Quebec.

As discussed in Note 9, the Company and its new parent company, IPC Systems, Inc are working with Positron, Inc, the Company’s previous parent company to resolve and settle potential tax liabilities through voluntary disclosure with various taxing authorities. These potential tax liabilities will be paid from an escrow fund established in connection with the sale of the Company. In no event does the Company expect the resolution of this issue to have a material adverse impact on its financial condition or results of operations.

Shares
IPC Systems Holdings Corp.
Common Stock

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby (other than underwriting discounts and compensation), all of which expenses, except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee, and the NASDAQ listing fee, are estimated.

Securities and Exchange Commission registration fee	$15,720
Financial Industry Regulatory Authority filing fee	40,500
NASDAQ listing fee
Printing and engraving fees and expenses
Legal fees and expenses
Blue sky fees and expenses
Registrar and transfer agent fees
Accounting fees and expenses
Miscellaneous expenses

Total

All expenses incurred in connection with the issuance and distribution of the common stock registered hereby (other than underwriting discounts and compensation) will be borne by the registrant.

Item 14.	Indemnification of directors and officers

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful, except that with respect to an action brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys fees). Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. We also have entered into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation provides for such limitations on liability for our directors.

We currently maintain liability insurance for our directors and officers. In connection with this offering, we will obtain additional liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended. All grants and issuances were made in reliance on Section 4(2) of the Securities Act of 1933. No grant or issuance involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

1. For the fiscal year ended September 30, 2004, the Registrant granted options to certain of its executive officers and other employees to purchase in aggregate 336,975 shares of the Registrant’s common stock pursuant to the 2002 Stock Plan in respect of services rendered.

2. For the fiscal year ended September 30, 2005, the Registrant granted options to certain of its executive officers and other employees to purchase in aggregate 381,000 shares of the Registrant’s common stock pursuant to the 2002 Stock Plan in respect of services rendered.

3. For the fiscal year ended September 30, 2006, the Registrant granted options to certain of its executive officers, consultants and other employees to purchase in aggregate 384,000 shares of the Registrant’s common stock pursuant to the 2002 Stock Plan in respect of services rendered.

4. For the fiscal year ended September 30, 2007, the Registrant granted options to certain of its executive officers and other employees to purchase in aggregate 8,494,799 shares of the Registrant’s common stock pursuant to the 2006 Stock Incentive Plan in respect of services rendered.

5. On September 29, 2006, the Registrant issued 44,000,000 shares of common stock to private equity funds affiliated with Silver Lake Partners for an aggregate purchase price of approximately $235 million.

6. On September 29, 2006, the Registrant granted options to certain of its officers and employees to purchase in aggregate 2,682,142 shares of the Registrant’s common stock in exchange for the cancellation of options to purchase common stock in the Registrant’s predecessor which had been granted to such employees and officers in respect of services rendered.

7. On March 1, 2007, the Registrant issued 2,803,738 shares of common stock to private equity funds affiliated with its principal stockholder Silver Lake Partners for an aggregate purchase price of approximately $15 million.

8. On May 31, 2007, the Registrant issued 2,802,062 shares of common stock to private equity funds affiliated with its principal stockholder Silver Lake Partners for an aggregate purchase price of $15 million.

9. Between October 1, 2006 and December 31, 2007, the Registrant issued 281,584 shares of common stock to certain former employees as a result of the exercise of rollover options that had been granted to such employees in respect of services rendered.

10. On May 31, 2007, the Registrant issued 1,868,042 shares of common stock to Michael Hirtenstein, a former stockholder of WestCom Corporation, for an aggregate purchase price of approximately $10 million.

11. In connection with the signing of a customer contract in October 2007, the Registrant issued 1,240,000 fully vested warrants.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following is a list of all the exhibits filed as part of this Registration Statement.

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement by and among IPC Systems Holdings Corp. and the underwriters named therein
3	.1*	Form of Amended and Restated Certificate of Incorporation
3	.2*	Amended and Restated Bylaws
4	.1*	Form of certificate of IPC Systems Holdings Corp. common stock
4.2		First Lien Credit Agreement dated as of May 31, 2007 among IPC Systems, Inc. and TSW Netherlands Holdings C.V., as Borrowers, Trader Acquisition Corp, as Holdings, the Several Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Co-Syndication Agents, CIT Lending Services Corporation and Fortis Capital Corp., as Co-Documentation Agents
4.3		Second Lien Credit Agreement dated as of May 31, 2007 among IPC Systems, Inc., as the Borrower, Trader Acquisition Corp, as Holdings, the Several Lenders, from time to time parties hereto, Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. and UBS Securities LLC, as Co-Syndication Agents, CIT Lending Services Corporation and Fortis Capital Corp., as Co-Documentation Agents
4.4		Intercreditor Agreement dated as of May 31, 2007 among IPC Systems Inc., and TSW Netherlands Holdings C.V., as Borrowers, Trader Acquisition Corp, as Holdings, JPMorgan Chase Bank, N.A., as First Lien Collateral Agent, and Goldman Sachs Credit Partners L.P., as Second Lien Collateral Agent
5	.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1		Trader Acquisition Corp Management Stockholders Agreement dated as of September 29, 2006 among Trader Acquisition Corp, Silver Lake Partners II, L.P., Silver Lake Technology Investors II, LLC and the Initial Senior Managers
10.2		Trader Acquisition Corp Stockholders Agreement dated as of May 31, 2007 among Trader Acquisition Corp, Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.P. and Michael Hirtenstein
10.3		Management Agreement dated September 29, 2006 between Trader Acquisition Corp and Silver Lake Management Company, L.L.C.
10.4		Agreement and Plan of Merger dated as of March 26, 2007 among IPC Systems, Inc., Whitehall Merger Corporation, and WestCom Holding Corp
10.5		Purchase Agreement by and among Positron Inc., Positron Public Safety Systems Inc., IPC Incorporation Systems Holdings Inc., TSW Command Systems, Inc., and IPC Systems, Inc. dated as of February 9, 2007
10.6		Amended and Restated Employment Agreement dated as of August 14, 2007 by and between IPC Systems, Inc., Trader Acquisition Corp and Lance Boxer
10.7		Amended and Restated Employment Agreement dated as of April 1, 2006 by and between IPC Information Systems, LLC and Timothy Whelan
10.8		Employment Agreement dated as of April 1, 2006 by and between IPC Information Systems, LLC and John McSherry

Exhibit
Number		Description

10.9		Employment Agreement dated as of May 10, 2004 by and between IPC Information Systems (Japan) K.K. and Stephen Phillips
10.10		Employment Agreement dated as of December 3, 2007 by and between IPC Systems, Inc., Trader Acquisition Corp and Andrew Miller
10.11		Employment Agreement dated as of March 2, 2006 between WestCom Corporation and Leonidas Papadopoulos (as amended on June 1, 2007)
10.12		IPC Acquisition Corp. Amended and Restated 2002 Stock Option Plan dated as amended and restated April 25, 2003
10.13		Form of IPC Acquisition Corp. Non-Qualified Stock Option Agreement under IPC Acquisition Corp. Amended and Restated 2002 Stock Option Plan
10.14		Form of IPC Acquisition Corp. Non-Qualified Stock Option Agreement for Lance Boxer made as of July 16, 2003
10.15		Form of 2006 Trader Acquisition Corp Performance-Vesting Non-Qualified Stock Option Agreement for Lance Boxer
10.16		Form of 2006 Trader Acquisition Corp Time-Vesting Non-Qualified Stock Option Agreement for Lance Boxer
10.17		Form of 2006 Trader Acquisition Corp Performance-Vesting Non-Qualified Stock Option Agreement for Timothy Whelan and John McSherry
10.18		Form of 2006 Trader Acquisition Corp Time-Vesting Non-Qualified Stock Option Agreement for Timothy Whelan and John McSherry
10.19		Form of 2006 Trader Acquisition Corp Performance-Vesting Non-Qualified Stock Option Agreement for other employees
10.20		Form of 2006 Trader Acquisition Corp Time-Vesting Non-Qualified Stock Option Agreement for other employees
14.1		IPC Code of Ethics
21.1		List of Subsidiaries
23	.1*	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1)
23.2		Consent of Ernst & Young LLP
23.3		Consent of BDO Seidman, LLP
23.4		Consent of Moore Stephens Warth Frazer and Torbet, LLP
24.1		Powers of Attorney (included in the signature pages to this Registration Statement)

*	To be filed by amendment.

(b) Financial Statement Schedules

See Schedule II to the Registrant’s audited consolidated financial statements.

Item 17.	Undertakings

(1) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant IPC Systems Holdings Corp., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 4, 2008.

IPC Systems Holdings Corp.

By:	/s/ Lance Boxer
Lance Boxer
Chief Executive Officer

The undersigned directors and officers of IPC Systems Holdings Corp. hereby constitute and appoint James Engler, John McSherry and Jason Scharfspitz and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on January 4, 2008.

Signature	Title

/s/ Lance Boxer Lance Boxer	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Timothy Whelan Timothy Whelan	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Michael Bingle	Director

/s/ Tony Ling Tony Ling	Director

/s/ Greg Mondre Greg Mondre	Director
* To be filed by amendment.

Exhibit Index

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement by and among IPC Systems Holdings Corp. and the underwriters named therein
3	.1*	Form of Amended and Restated Certificate of Incorporation
3	.2*	Amended and Restated Bylaws
4	.1*	Form of certificate of IPC Systems Holdings Corp. common stock
4.2		First Lien Credit Agreement dated as of May 31, 2007 among IPC Systems, Inc. and TSW Netherlands Holdings C.V., as Borrowers, Trader Acquisition Corp, as Holdings, the Several Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Co-Syndication Agents, CIT Lending Services Corporation and Fortis Capital Corp., as Co-Documentation Agents
4.3		Second Lien Credit Agreement dated as of May 31, 2007 among IPC Systems, Inc., as the Borrower, Trader Acquisition Corp, as Holdings, the Several Lenders, from time to time parties hereto, Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. and UBS Securities LLC, as Co-Syndication Agents, CIT Lending Services Corporation and Fortis Capital Corp., as Co-Documentation Agents
4.4		Intercreditor Agreement dated as of May 31, 2007 among IPC Systems Inc., and TSW Netherlands Holdings C.V., as Borrowers, Trader Acquisition Corp, as Holdings, JPMorgan Chase Bank, N.A., as First Lien Collateral Agent, and Goldman Sachs Credit Partners L.P., as Second Lien Collateral Agent
5.1		Opinion of Simpson Thacher & Bartlett LLP
10.1		Trader Acquisition Corp Management Stockholders Agreement dated as of September 29, 2006 among Trader Acquisition Corp, Silver Lake Partners II, L.P., Silver Lake Technology Investors II, LLC and the Initial Senior Managers
10.2		Trader Acquisition Corp Stockholders Agreement dated as of May 31, 2007 among Trader Acquisition Corp, Silver Lake Partners II, L.P., Silver Lake Technology Investors II, L.P. and Michael Hirtenstein
10.3		Management Agreement dated September 29, 2006 between Trader Acquisition Corp and Silver Lake Management Company, L.L.C.
10.4		Agreement and Plan of Merger dated as of March 26, 2007 among IPC Systems, Inc., Whitehall Merger Corporation, and WestCom Holding Corp
10.5		Purchase Agreement by and among Positron Inc., Positron Public Safety Systems Inc., IPC Incorporation Systems Holdings Inc., TSW Command Systems, Inc., and IPC Systems, Inc. dated as of February 9, 2007
10.6		Amended and Restated Employment Agreement dated as of August 14, 2007 by and between IPC Systems, Inc., Trader Acquisition Corp and Lance Boxer
10.7		Amended and Restated Employment Agreement dated as of April 1, 2006 by and between IPC Information Systems, LLC and Timothy Whelan
10.8		Employment Agreement dated as of April 1, 2006 by and between IPC Information Systems, LLC and John McSherry
10.9		Employment Agreement dated as of May 10, 2004 by and between IPC Information Systems (Japan) K.K. and Stephen Phillips
10.10		Employment Agreement dated as of December 3, 2007 by and between IPC Systems, Inc., Trader Acquisition Corp and Andrew Miller
10.11		Employment Agreement dated as of March 2, 2006 between WestCom Corporation and Leonidas Papadopoulos (as amended on June 1, 2007)

Exhibit
Number		Description

10.12		IPC Acquisition Corp. Amended and Restated 2002 Stock Option Plan dated as amended and restated April 25, 2003
10.13		Form of IPC Acquisition Corp. Non-Qualified Stock Option Agreement under IPC Acquisition Corp. Amended and Restated 2002 Stock Option Plan
10.14		Form of IPC Acquisition Corp. Non-Qualified Stock Option Agreement for Lance Boxer made as of July 16, 2003
10.15		Form of 2006 Trader Acquisition Corp Performance-Vesting Non-Qualified Stock Option Agreement for Lance Boxer
10.16		Form of 2006 Trader Acquisition Corp Time-Vesting Non-Qualified Stock Option Agreement for Lance Boxer
10.17		Form of 2006 Trader Acquisition Corp Performance-Vesting Non-Qualified Stock Option Agreement for Timothy Whelan and John McSherry
10.18		Form of 2006 Trader Acquisition Corp Time-Vesting Non-Qualified Stock Option Agreement for Timothy Whelan and John McSherry
10.19		Form of 2006 Trader Acquisition Corp Performance-Vesting Non-Qualified Stock Option Agreement for other employees
10.20		Form of 2006 Trader Acquisition Corp Time-Vesting Non-Qualified Stock Option Agreement for other employees
14.1		IPC Code of Ethics
21.1		List of Subsidiaries
23	.1*	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1)
23.2		Consent of Ernst & Young LLP
23.3		Consent of BDO Seidman, LLP
23.4		Consent of Moore Stephens Warth Frazer and Torbet, LLP
24.1		Powers of Attorney (included in the signature pages to this Registration Statement)

*	To be filed by amendment.